Exhibit 1

setting the pace demonstrating commitment through action 2023 INTEGRATED REPORT setting the pace CO2 4% decline in Scope 1 specific net CO2 emissions vs. 2022, driven by a record alternative fuel substitution rate

CONTENTS

1. SETTING THE PACE

▶ Letter to Our Stakeholders About Cemex

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

4

letter to our stakeholders	In 2023, Cemex set the pace with outstanding operational and strategic performance, delivering record results.

Dear Fellow Stakeholders,

In 2023, Cemex set the pace with outstanding operational and strategic performance. We delivered record results, doubled our free cash flow generation, and grew EBITDA by 25% as we recovered from the extraordinary inflationary pressures of the last few years. Our performance is a testament to the focus and commitment of our employees worldwide. Their relentless innovation, unwavering dedication, and steadfast perseverance are creating a greener, more resilient future for generations to come as well as a profitable future for Cemex. In this year’s report, we take great pride in sharing our progress and commitment to sustainable business practices.

An Exceptional Year

We demonstrated the effectiveness of our global business strategy: Successfully navigating a challenging demand backdrop in most markets and delivering excellent financial results. With EBITDA margin expansion of two percentage points, driven by strong pricing and decelerating cost inflation, we reached our goal of recovering 2021 margins. Doubling our free cash flow after maintenance capital expenditures to US$1.2 billion was a key highlight, growing US$655 million, on the back of higher EBITDA and a turnaround in working capital investment. Additionally, our leverage ratio declined significantly. This new foundation allows more flexibility going forward for accelerating our bolt-on growth strategy, initiating a sustainable shareholder return program, and further strengthening our capital structure.

As this Integrated Report was being written, we celebrated Standard & Poor’s upgrade of Cemex to investment grade. This is a very important milestone for our company. While we had record results in 2023, this rating recognizes the successful execution against our medium-term strategy and consistent financial performance over several years.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

▶ Letter to Our Stakeholders About Cemex

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

5

2023 Highlights:
Record US$3.35B EBITDA with 25% growth	● Full-year EBITDA grew 25%, reaching a record US$3.35 billion, driven by the contribution of pricing over costs, growth investments, as well as our rapidly expanding Urbanization Solutions business.
● Growth investments contributed to 13% of incremental EBITDA, while Urbanization Solutions grew by double digits.
● Strong pricing, easing cost inflation, and operational efficiencies drove EBITDA margin expansion of two percentage points, allowing us to reach our goal of recovering 2021 margins.

●  Free cash flow of US$1.2 billion, reaching a six-year high, driven by EBITDA and lower working capital investment resulting from a management initiative to normalize working capital investment as pandemic-driven supply chain disruptions ease.

● Our leverage ratio declined by 0.8 times of a turn to 2.06 times.
● Our return on capital for the full year expanded by 1.5 percentage points, to close to 14%.[1]

●  Our already high Net Promoter Score improved to 70, reaching well above the industry benchmark, and competitive with other well-regarded customer-oriented companies, and reflecting the effectiveness of our customer centricity focus.

●  2023 was another year of remarkable progress in decarbonization with a 4% decline in Scope 1 specific net CO2 emissions driven by an internal record alternative fuel substitution rate of 37% and a reduction in clinker factor to 72%. Since the launch of our Future in Action program in 2020, we have accelerated the pace of our decarbonization, reducing Scope 1 and 2 specific emissions by 13% and 12%, respectively, a pace that previously would have taken us 15 years to accomplish.

●  We were recognized by CDP on its prestigious A list for transparency on climate change disclosure.

Beyond exceptional financial results, we are passionately committed to health and safety and continue to lead the industry in safety. In 2023, our employee Lost Time Injury (LTI) Frequency Rate was 0.6, with zero incidents across 96% of our global operations. These results provide both motivation and clear evidence that our continuous improvement commitment is producing positive outcomes as we aim toward our Zero4Life goal.

Building on our more ambitious 2030 decarbonization targets that we revised in 2022, we also updated our Green Financing Framework and our Sustainability-Linked Financing Framework. Our targets are validated by the Science-Based Targets initiative (SBTi) for alignment under their 1.5°C scenario, the most ambitious pathway defined for the cement industry. Reducing the carbon footprint of our operations is the right thing to do, and we are delivering solidly on our 2030 commitments as we execute against our updated targets.

With regard to customer centricity, Cemex achieved a record Net Promoter Score (NPS) of 70, strongly surpassing the industry benchmark for customer loyalty. We achieved this milestone seven years ahead of our 2030 target. This score partially reflects our success in the rollout of our superior digital customer experience. Used by 87% of our recurring customers, our Cemex Go platform continues to evolve and is an important enabler of our transition to a lower-carbon industry by better organizing our supply chains, transitioning to a paperless industry, and increasing overall efficiency in our business.

Environmental Excellence

We realized record results across our climate action agenda. We achieved lower CO2 emissions and set new standards in environmental stewardship. Through our Future in Action climate action strategy, Cemex is steadily transitioning toward a low-carbon economy, leveraging alternative fuels, promoting a circular economy, and embracing clean energy sources. As a leader in combating global climate change, Cemex is making significant progress toward our ambitious goals for 2030, with our ultimate aim to become a net-zero carbon emissions company by 2050.

Accelerating Our Pace for Decarbonization

Our record-breaking performance is underpinned by our 4% reduction in Scope 1 specific net CO2 emissions in 2023, driven by an increase in alternative fuel usage to 37% and a reduction in clinker factor to 72%. Our ability to use alternative fuels has been supported by our industry leadership in hydrogen injection technology. We continued our global roll-out of this technology, and it’s now used in half of our cement plants. In Mexico alone, we made sizeable investments installing new hydrogen units and plan to continue scaling hydrogen use in our operations worldwide.

1 Excluding goodwill.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

▶ Letter to Our Stakeholders About Cemex

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

6

+220 project portfolio focused on research, innovation, and development of solutions	Creating Products & Solutions with Sustainable Attributes

While we lower our carbon footprint in our processes, we remain focused on creating demand for products and solutions with sustainable attributes. In September, we became the first company in our industry to provide validated environmental impact disclosure for all core products across our main markets globally. This transparency is an essential step in working alongside our clients as a sustainable construction partner to decarbonize the built environment.

Our efforts over the last few years are paying off. Our Vertua® products with sustainable attributes currently account for 56% of our total cement sales and 48% of total concrete sales, progressing significantly ahead of our 2025 sales goal of 50%. Vertua’s® strong market adoption is contributing to sustainable construction and positioning Cemex as a preferred partner dedicated to driving lasting change.

It is projected that two out of three people will be living in cities by 2050. This migration will require the infrastructure equivalent of New York City to be built every month for the next 40 years to meet population growth and rapid urbanization. This expansive growth, coupled with the rapid depletion of the earth’s natural resources, creates significant challenges for future economic development and climate action. The reduce, reuse, and recycle approach of a circular economy can help restore balance to our natural resource base and contribute to a low-carbon world. Through efficient design and material reuse, we believe our industry can play a critical role in a circular and sustainable world.

Our new global waste management business, Regenera, is key to a circular economy, leveraging our global expertise in using industrial waste and byproducts as substitutes with sustainable attributes in production processes. Reporting an extraordinary performance in 2023, we repurposed close to 28 million tons of waste and byproducts, which is about the same amount of waste collected across England during the year. By 2030, we aim to increase this to 41 million tons with a focus on municipal and industrial waste; construction, demolition, and excavation waste; and other waste and industry byproducts.

Investing in Innovation

To achieve carbon neutrality, it is essential to explore new technologies. Our portfolio of more than 220 projects, focused on research, innovation, and development of solutions, is designed to help us achieve our climate goals. Through Cemex Ventures, we continue to explore innovative solutions with investments in the construction value chain, as well as in companies that help us accelerate our decarbonization path. Since its launch, Cemex Ventures has invested in 23 startups, developing a collaborative platform between entrepreneurs, universities, and private industry to address challenges in the construction environment and promote sustainable construction.

Conserving Our Links to Nature

We continue to optimize water use and promote biodiversity preservation programs, like our El Carmen nature reserve in Coahuila, Mexico. This past year, we bred and reintroduced the first genetically pure American bison offspring as part of our efforts to preserve this species in North America. This is one of our most profound rewilding and biodiversity projects and gives us pride knowing we are contributing to the preservation of wilderness ecosystems.

Our quarries also have the potential to serve as catalysts for positive contributors to biodiversity and ecosystem preservation rather than just sites of extraction. We have pledged to establish biodiversity baselines for all active quarries by 2025, laying the groundwork for a nature-positive approach that prioritizes the flourishing of ecosystems.

Promoting a Green Economy

Momentum across our industry continues to accelerate the pace of frameworks and regulations that are shaping a net-zero world. While we are walking the talk, we are also using our voice to promote a green economy as it underpins our climate action efforts. We continue to deepen collaborations with select partners to develop industrial-scale technologies, products, and solutions for a greener built environment.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

▶ Letter to Our Stakeholders About Cemex

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

7

We also lend our expertise to industry associations to help drive and sustain change and today hold nearly 200 industry leadership roles across the globe. We are proud that our CEO was elected as president of the Global Cement and Concrete Association (GCCA). The GCCA represents a staggering 80% of the world’s cement production capacity outside of China and recently signed a historic partnership with the China Cement Association (CCA), which represents more than 50% of the world’s cement production, to work together to accelerate decarbonization across the industry. This is the decade to deliver with public and private sectors collaborating to reach our full potential as a carbon-neutral society.

25
years of Patrimonio Hoy have transformed the lives of 665,000 families, improving the living conditions of over three million people

Social Impact

Around the world, Cemex makes a positive and lasting difference in the cities and communities where we operate. We focus on empowering people, improving housing and infrastructure, building green spaces and resilient communities, and supporting local economies through skills development, entrepreneurship, and sustainability for a just transition. We are proud to rely heavily on local small and medium-sized enterprises, which make up approximately 60% of our global supplier network. In 2023, we continued setting the pace as part of the UN Global Compact’s Sustainable Supplier Impact Program where we co-led one of five pilot projects, and the only one with global out-reach. Over 1,200 suppliers across five geographies participated in this five-module program, which enabled the development of sustainability strategies for over 100 construction industry suppliers.

Disciplined Execution, Sustainable Growth

We remain focused on the disciplined execution of our strategy to continue delivering sustainable growth. Our success in 2023 caps off several years of solid financial performance that now allows us to focus more on our bolt-on growth investment strategy, a progressive shareholder return policy, and further strengthening our capital structure. With global challenges such as climate and the construction of new supply chains, our industry is in a moment of significant transition. As the built environment evolves, Cemex is well-positioned to prosper. The future is bright. On behalf of Cemex’s Board of Directors, our management team, and our employees, we thank you for your continued confidence in Cemex.

Sincerely,

Our flagship social impact program Patrimonio Hoy turned 25 in 2023, setting the cornerstone for Cemex to build a better, more sustainable future. Benefitting 665,000 families and improving the lives of over three million people, Patrimonio Hoy helps build resilient homes that improve living conditions for communities potentially affected by climate change and natural hazards. In recognition of its milestone, Patrimonio Hoy received a social transformation award from Corresponsables, a Spanish CSR B-Corp.

Rogelio Zambrano Chairman, Board of Directors Fernando A. González Chief Executive Officer
When high-impact climate events occur, Cemex steps up to help. In late October, Hurricane Otis was the most powerful storm on record to strike Mexico’s Pacific coast, wreaking havoc on Acapulco. Cemex quickly stepped in to support our communities, distributors, and customers with swift assistance to help begin the cleanup and restoration process.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

Letter to Our Stakeholders ▶ About Cemex

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

8

about Cemex	Industry-leading global construction materials company. 100-plus years strong.

Our Profile

Cemex is an industry-leading global construction materials and solutions company that drives innovation to help the world reach the next frontier of sustainable living. With our 100-plus year heritage, we are committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. We stand at the forefront of the circular economy in the construction value chain and pioneer ways to increase the use of waste and residues as alternative raw materials and fuels in our operations. With a digitally enabled customer experience, we offer cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world.

 Cemex at a Glance - 2023

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

Letter to Our Stakeholders ▶ About Cemex

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

9

a history of growth and innovation

1906
Cemex started doing business in northeast Mexico.

1965
Cemex began the consolidation of its national presence in Mexico.

1976
Cemex listed on the Mexican stock exchange.

1992
Cemex began its international expansion, ultimately reaching Europe, the United States, Central and South America, the Caribbean, Asia, the Middle East, and Africa.

1995
Cemex released its first Environmental Report, followed by its Sustainability Report in 2003, which evolved into the Integrated Report in 2016.

1999
NYSE
Cemex listed on the New York Stock Exchange.

2004
Cemex became a signatory member of the UN Global Compact (UNGC).

2005
Cemex consolidated its presence in Europe and the United States, and established a global presence as an industry leader in cement, ready-mix, and aggregates.

2017
CEMEX GO
Cemex launched Cemex Go, leading the industry's digital transformation. Established Cemex Ventures, the company's open innovation and venture capital unit.

2022
WORLD ECONOMIC FORUM
Cemex joined the World Economic Forum's First Movers Coalition as a founding member.

2023
Cemex launched Regenera, a new business specialized in providing circularity solutions.

Cemex remains committed to a disciplined strategy to achieve sustainable growth. We are poised to thrive amid evolving environments with a promising future ahead.

a history of growth and innovation 1906 1965 1976 1992 1995 Cemex started doing business in northeast Mexico. Cemex began the Cemex listed on Cemex began its international Cemex released its first consolidation of its the Mexican stock expansion, ultimately Environmental Report, national presence in exchange. reaching Europe, the United followed by its Sustainability Mexico. States, Central and South Report in 2003, which America, the Caribbean, Asia, evolved into the Integrated the Middle East, and Africa. Report in 2016. 2017 2005 2004 1999 Cemex launched Cemex Cemex consolidated its Cemex became a Cemex listed on Go, leading the industry’s presence in Europe and the signatory member the New York Stock digital transformation. United States, and established of the UN Global Exchange. Established Cemex a global presence as an Compact (UNGC). Ventures, the company’s industry leader in cement, open innovation and ready-mix, and aggregates. venture capital unit. 2020 2022 2023 Cemex remains committed to a disciplined strategy to achieve Cemex joined the Cemex launched sustainable growth. We are Cemex launched its Future in Action World Economic Regenera, a new poised to thrive amid evolving program to become a Forum’s First Movers business specialized net-zero CO2 company Coalition as a founding in providing circularity environments with a promising by 2050. member. solutions. future ahead. Cemex 2023 Integrated Report

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

Letter to Our Stakeholders ▶ About Cemex

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

10

Our Priorities & Purpose

Cemex drives innovation further to help the world reach the next frontier of sustainable living.

We focus on five strategic priorities that direct how we do business.

Cemex Value Creation Model

HOW we do business	WHY: our reason of being	WHO we create value for	Our priority SDGs

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

Letter to Our Stakeholders ▶ About Cemex

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

11

Our Business Cement – A binding agent, when mixed with Ready-Mix Concrete – A combination of Aggregates – Inert granular materials, such aggregates and water, produces either ready- cement, aggregates, admixtures, and water. as stone, sand, and gravel, obtained through mix concrete or mortar. land-based resources or dredging marine deposits. 60 cement and grinding plants 1,222 plants 232 sites million metric tons installed million cubic meters of million tons of annual 90 production capacity 47 annual sales volume 139 sales volume Urbanization Solutions – Complementary solutions designed to meet the opportunities of sustainable urbanization through performance materials, industrialized construction, waste management, and other related services. Our Global Footprint EMEA&A – Europe, Middle East, Asia & Africa US$5.1B Sales United States +12,000 Employees US 22 Cement and grinding plants $5.3B Sales 602 Ready-mix plants +9,000 Employees 152 Aggregates quarries 10 Cement plants 294 Ready-mix plants 50 Aggregates quarries Mexico Others US$5.1B Sales +1,500 Employees +18,000 Employees SCA&C – South, Includes employees 15 Cement plants Central America & performing corporate 261 Ready-mix plants Caribbean functions in different US$1.7B Sales locations. 13 Aggregates quarries +5,000 Employees 13 Cement and grinding plants 65 Ready-mix plants 17 Aggregates quarries Cemex 2023 Integrated Report

Cemex 2023 Integrated Report

demonstrating commitment through action We reduced Scope 1 and 2 CO2 specific CO2 emissions by 13% 2 and 12%, respectively, vs. our 2020 baseline, a pace that previously would have taken How We’re Setting the Pace us 15 years to accomplish. Our Sustainability Targets 12

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

▶ How We’re Setting the Pace Our Sustainability Targets

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

13

how we’re setting the pace

	2023 Progress Highlights	Financial Performance
Solidly delivering on our commitments

Cemex’s core purpose is to build a better, more sustainable future. We continually push the boundaries of sustainable construction and are constantly improving to be more agile and innovative in our path to net zero. We are steadily and successfully executing our Future in Action climate action roadmap and closely monitor our targets and critical milestones that are aligned with the United Nations Sustainable Development Goals. Our latest performance demonstrates our commitment to climate action, circularity, and natural resource management.

		US$17.4B US$3.35B	Solid Growth in Sales Record Annual EBITDA

Our Future in Action climate action program sets the pace for us to become a net-zero CO2 company by 2050.

Sustainability-Linked Financing and Green Financing Frameworks

Both frameworks were updated in 2023 to support our more ambitious decarbonization goals, validated by the Science-Based Targets initiative (SBTi) for alignment under their 1.5°C scenario, the most ambitious pathway defined for the cement industry.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

▶ How We’re Setting the Pace Our Sustainability Targets

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

14

 Future in Action - Our Progress in 2023

Sustainable Products & Solutions

56% Vertua® cement sales[1]
+15pp vs. 2022

48% Vertua® ready-mix concrete sales[2] +15pp vs. 2022

Vertua® More sustainable by design

Decarbonizing our Operations

-13%
in Scope 1 specific net CO_2 emissions per ton of cementitious product vs. 2020

37%
alternative fuels substitution rate
+2pp vs. 2022

72%
clinker factor
-1.4pp vs. 2022

Circular Economy

~28M tons of repurposed waste and byproducts

1 Vertua® cement as a % of total cement volume sales
2 Vertua® ready-mix as a % of ready-mix volume sales

Water, Biodiversity & Air Quality

30% Water Action Plans implemented in sites located in water-stressed areas

100% active quarries with rehabilitation plans

Innovation & Partnerships

+50 partners developing industrial-scale net-zero CO_2 solutions

+1,000 ideas in the innovation pipeline

+220 projects in the innovation portfolio

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

▶ How We’re Setting the Pace Our Sustainability Targets

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

15

Other Sustainability Achievements in 2023

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

How We’re Setting the Pace ▶ Our Sustainability Targets

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

16

our sustainability targets

The United Nations Sustainable Development
Goals (SDGs) 9, 11, 12, and 13 represent our
greatest opportunity to leverage our portfolio
of products, services, and solutions for
creating profitable shared value and
contributing to the UN’s Sustainable
Development Agenda. Our sustainability
targets showcase our strong commitment to
building a better world by addressing climate
change. We are passionate about doing our
part to help alleviate one of the most
significant challenges our communities face
today.

Footnotes:

1 Target aligned with SBTi 1.5°C scenario.

2 We have implemented Water Action Plans in
100% of sites in extremely high water stressed
areas.

3 Number of Biodiversity Action Plans updated in
line with the scoping study carried out in 2021.

4 Critical sites updated in line with scoping study
carried out in 2021.

5 Individuals positively impacted from our social
initiatives since 1998.

6 2030 Target is an annual target.

FOCUS AREA	KEY PERFORMANCE INDICATOR	2023	2030 Target	Link to priority SDGS
Health and Safety	Employee fatalities (No.)	3	0	9, 11
	Employee Lost Time Injuries (LTI) frequency rate	0.6	0	9, 11
Customer Centricity	Net Promoter Score (NPS)	70	70	9
Climate Action	Scope 1 specific net CO2 emissions per ton of cementitious product (kgCO2/cementitious)[1]	541	<430	9, 11, 13
	Clinker Factor (cementitious) (%)	72	68	9, 11, 13
	Alternative fuels rate (%)	37	55	9, 11, 13
	Scope 2 specific CO2 emissions per ton of cementitious product (kgCO2/cementitious)	50.6	24	9, 11, 13
Circular Economy	Total waste-derived sources managed (million tons)	~28	41	9, 11, 12
Water	Implementation of Water Action Plans in sites located in water-stressed areas (%)[2]	30	100	12
	Reduction in specific freshwater withdrawal in cementitious (%)	11.5	20	12
	Reduction in specific freshwater withdrawal in aggregates (%)	1.1	15	12
	Reduction in specific freshwater withdrawal in concrete (%)	11.4	10	12
Biodiversity	Quarry rehabilitation plans, Biodiversity Action Plans, and third-party certification (%)[3]	76	100	11, 13
	Third-party certification on critical sites (%)[4]	62	100	11, 13
Air Emissions	Reduction of PM emissions per ton of clinker vs. 2005 (%)	85	95	12
	Reduction of NOX emissions per ton of clinker vs. 2005 (%)	42	47	12
	Reduction of SOX emissions per ton of clinker vs. 2005 (%)	68	67	12
Communities	Community Engagement Plans in priority sites (%)	100	100	9, 11
	Community partners (million people)[5]	~28	30	11
Employee Experience	Employee Net Promoter Score (eNPS)	57	≥43	9, 11
	Voluntary turnover (%)[6]	12	<10	9
Suppliers	Sustainability assessment of critical suppliers by an independent third-party (% spend)	77	90	9, 11, 12, 13
Ethics and Compliance	Implementation of Ethics and Compliance Continuous Improvement Program (%)	95	100	9
Sustainable Finance	Debt and other instruments linked to sustainability (%)	51	85	9, 11, 12, 13

Cemex 2023 Integrated Report

an exceptional performance 2023 Financial Highlights Advancing Materially Toward Our Strategic Financial Priorities Sustainable Finance Consolidated Results EBITDA growth 25% reaching a record US$3.35B Free Cash Flow after maintenance CapEx more than doubled to US$1.2B reaching six-year high

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

▶ 2023 Financial Highlights Advancing Materially Toward Our Financial Strategic Priorities Sustainable Finance Consolidated Results

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

18

  2023  financial

       highlights

2023 is a milestone year for our company where we delivered great results, with an exceptional growth in EBITDA and EBITDA margin, recovering from the extraordinary inflationary pressures of the last few years. Free Cash Flow after maintenance CapEx of US$1.2 billion reached a six-year high, more than doubled compared to 2022 levels. Results were bolstered by strong pricing for our products across all markets, decelerating input cost inflation, and contributions from Cemex’s growth investment strategy and Urbanization Solutions business.

In millions of US dollars	2023	2022[2]	Var. (%)

Sales	17,388	15,577	12

Operating earnings before other expenses, net	2,114	1,561	35

EBTIDA	3,347	2,681	25

Controlling interest net income	182	858	(79)

Controlling interest basic earnings per ADS[3]	0.12	0.58	(79)

Controlling interest basic earnings per ADS from continuing operations[3]	0.12	0.36	(66)

Controlling interest basic earnings per ADS from discontinued operations[3]	-	0.22	-

Free cash flow after maintenance capital expenditures	1,208	553	118

Total assets	28,433	26,447	8

Total debt plus other financial obligations	7,486	8,147	(8)

Total controlling stockholders’ equity	12,116	10,909	11

Despite significantly better operating performance, net income for the year was lower due to an extraordinary gain in the prior year resulting from several divestments, as well as tax provisions in 2023 for fines related to two cases in Spain covering the tax years from and including 2006 to 2009 and 2010 to 2014, respectively.

19.2%	EBITDA margin a 2.0pp expansion, achieving goal of recovering 2021 margin[4]

13%	contribution of growth investments to incremental EBITDA

1 Calculated in accordance with Cemex’s contractual obligations under its main bank debt agreements.

2 Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

3 Based on an average of 1,471 and 1,478 million American Depositary Shares (ADSs) for 2023 and 2022, respectively.

4 After adjusting for product mix and volume differentials.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

2023 Financial Highlights ▶ Advancing Materially Toward Our Financial Strategic Priorities Sustainable Finance Consolidated Results

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

19

  advancing materially toward our

strategic financial priorities

Despite the significant macro challenges of the last years, we have proven not only the resiliency of our business model but also our ability to pivot and adjust rapidly to changing global conditions. Our efforts and performance, culminating in strong 2023 results, allow us to contemplate a new steady-state level of profitability and free cash flow generation. This foundation should give us additional flexibility in capital allocation, where we continue to accelerate investments in our bolt-on growth strategy, initiate a sustainable return program for shareholders, and bolster our capital structure. Based on free cash flow generation over the past few years, the Board of Directors is proposing a progressive dividend program at Cemex’s Ordinary General Shareholders Meeting on March 22, 2024. We will also continue to focus on executing our ambitious decarbonization commitments.	Strategic Financial Priorities and 2023 Achievements
	Metric	Our Approach	Our 2023 Achievements

Improve profitability and free cash flow generation

Improve profitability by growing EBITDA and enhancing EBITDA margin through pricing initiatives that reflect input cost inflation of the business and cost containment efforts.

Enhance free cash flow after maintenance CapEx to allow for incremental growth investments and shareholder returns.

●  EBITDA growth of 20% on a like-to-like basis, reaching a record US$3.35 billion.

●  19.2% EBITDA margin, an expansion of two percentage points.

●  Driven by strong pricing, decelerating cost inflation, and cost efficiency measures.

●  After several years of unprecedented input cost inflation, achieved goal of recovering 2021 margins after adjusting for product mix and volumes.

●  More than doubled our free cash flow after maintenance CapEx to US$1.2 billion, reaching a six-year high.

●  Increase in free cash flow after maintenance CapEx of US$655 million, on the back of higher EBITDA and a turnaround in working capital investment.

● No incremental investment in working capital despite higher sales and continued inflationary and supply chain pressures.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

2023 Financial Highlights ▶ Advancing Materially Toward Our Financial Strategic Priorities Sustainable Finance Consolidated Results

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

20

Strategic Financial Priorities and 2023 Achievements (Continued)

Metric	Our Approach	Our 2023 Achievements

Optimize our portfolio for growth

Accelerate bolt-on and margin enhancement projects.

Construct a portfolio more weighted toward the U.S., Mexico, and Europe through attractive bolt-on opportunities in the company’s footprint.

Focus on growing and developing Aggregates, Cement, and Urbanization Solutions businesses in attractive metropolises within preferred geographies.

Develop Urbanization Solutions as a core business.

Undertake strategic divestments, particularly in selected emerging markets, to streamline portfolio and drive additional investment in the U.S., Mexico, and Europe.

●  295 completed projects, representing an investment of US$1.3 billion since 2020, generated US$325 million of EBITDA in 2023.

●  Growth investments contributing 13% of incremental EBITDA and 10% of EBITDA.

●  Our Urbanization Solutions business grew 31%, representing 9% of consolidated EBITDA, and in 2023 contributed to 7% of incremental EBITDA.

Strengthen our capital structure and achieve investment grade rating	Leverage ratio within investment grade rating parameters, while maintaining a strong liquidity position.

●  Leverage ratio at 2.06x, as measured under our main debt agreements, a reduction of 0.8x and within investment grade parameters.

●  S&P and Fitch credit rating at BB+ with a positive outlook, one notch from investment grade rating.

●  Ample liquidity, with a committed revolving credit facility of US$2 billion.

●   Improved debt maturity profile, with no outsized maturities in any year.

Advance sustainability agenda

Goal of a 31% reduction in net CO2 emissions by 2030 vs. 2020 baseline.

Recognizing sustainability as a competitive advantage, we advance toward our 2030 carbon reduction goal and the company’s vision to be carbon-neutral by 2050.

●  Another year of accelerated progress in decarbonization with a 4% and 3% decline in Scope 1 and 2 specific CO2 emissions, respectively.

●  As a result of our Future in Action strategy launched in 2020, our Scope 1 and 2 specific CO2 emissions have declined by 13% and 12%, respectively, a pace that would have previously taken us 15 years to achieve.

●  Recognized again by CDP on its A list for climate change disclosure, where just a small number of companies achieved it - out of over 21,000 companies scored.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

2023 Financial Highlights Advancing Materially Toward Our Financial Strategic Priorities ▶ Sustainable Finance Consolidated Results

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

21

  sustainable

       finance

In 2021, Cemex released its Sustainability-Linked Financing Framework, one of the most comprehensive in the building materials sector, enhancing alignment between corporate sustainability commitments and financing strategy. This framework outlines principles for issuing various sustainability-linked financing instruments, including bonds, private placements, loans, and derivatives. In 2022, Cemex launched its Green Financing Framework, which facilitates the issuance of bonds, loans, and other debt-like instruments for eligible green projects. Both frameworks were updated in 2023 to support our more ambitious decarbonization goals, validated by the Science-Based Targets initiative (SBTi) for alignment under their 1.5°C scenario, the most ambitious pathway defined for the cement industry.

This latest update of Cemex’s Green Financing Framework expands eligibility criteria to incorporate innovative projects such as carbon capture, utilization, and storage (CCUS) technology, crucial for achieving net-zero CO2 emissions.

Developments related to sustainability-themed funding in 2023:

●  Updated both our Sustainability-Linked Financing Framework and Green Financing Framework to align them with Cemex’s more ambitious 2030 decarbonization goals.

●  Closed the refinancing of our sustainability-linked syndicated bank facility, which consists of a US$1 billion term loan and US$2 billion committed revolving credit facility.

●  Issued $6 billion Mexican pesos, the equivalent of approximately US$350 million, in peso-denominated sustainability-linked long-term notes (certificados bursátiles de largo plazo). This transaction represents Cemex’s return to the Mexican debt capital markets after a 15-year hiatus.

●  Closed the refinancing of our sustainability-linked bilateral loan agreement for $6 billion Mexican pesos – the equivalent of approximately US$350 million.

●  Linked our Accounts Receivable Securitization Programs to our sustainability-linked financing frameworks.

In 2023, we also issued US$1 billion of our green subordinated notes with no fixed maturity, the net proceeds of which will be used to finance or refinance eligible green projects as per our Green Financing Framework.

Our frameworks were updated in 2023 to include more ambitious emission reduction targets.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

2023 Financial Highlights Advancing Materially Toward Our Financial Strategic Priorities Sustainable Finance ▶ Consolidated Results

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

22

consolidated

 results

Following is a review of the 2023 operational results and the financial condition of the company:

Consolidated Sales in 2023 reached US$17.4 billion, an increase of 12%. Our higher prices in local currency terms in all regions drove our top-line growth.

Cost of sales, as a percentage of Sales, decreased by 2.7pp to 66.3% in 2023 mainly driven by pricing of our products, easing cost headwinds, and operational efficiencies.

Operating expenses, as a percentage of Sales, increased by 0.6pp to 21.5% in 2023 mainly driven by higher maintenance, professional services, and other expenses.

EBITDA grew 25%, reaching a record US$3.35 billion, driven by growth in all four regions. EBITDA outperformance reflects not only strong pricing of our products and decelerating input cost inflation, but also the success of our growth investment strategy, as well as continued growth in our Urbanization Solutions business.

EBITDA margin increased by 2.0pp from 17.2% to 19.2% in 2023. The expansion reflects pricing strategy execution for our products, as well as easing cost inflation and operational efficiencies, with the full-year margin exceeding our goal of recovering 2021 levels, after adjusting for volume and product mix.

We reported a Controlling Interest Net Income of US$182 million in 2023. Despite better operating performance, net income for the year was lower due to a provision for a tax fine created in the fourth quarter related to a tax matter in Spain from two cases covering the years 2006 to 2014. In addition, in 2022 we recorded extraordinary gains resulting from several divestments.

Total debt decreased by 8%, or US$661 million, to US$7.5 billion at the end of 2023.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

2023 Financial Highlights Advancing Materially Toward Our Financial Strategic Priorities Sustainable Finance ▶ Consolidated Results

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

23

1 Includes operations in the United Kingdom, France, Germany, Poland, Spain, Philippines, Israel, Czech Republic, Croatia, Egypt, and the United Arab Emirates.

2 Includes operations in Colombia, Panama, Caribbean TCL, the Dominican Republic, Puerto Rico, Nicaragua, Jamaica, the Caribbean, and Guatemala.

3 Includes minor subsidiaries with different lines of business.

4 Includes equity-accounted investees.

5 Sales before eliminations of intragroup transactions.

See note 4.3 in our 2023 audited consolidated financial statements on page 134 of this report.

Mexico

Sales in Mexico increased 32% to US$5.1 billion, and EBITDA increased 31% year over year to US$1.5 billion, supported by strong volumes and prices of our products. In 2023, our cement, ready-mix concrete, and aggregates volumes increased by 3%, 7% and 9%, respectively.

In 2023, our operations in Mexico experienced a strong performance in volume driven by the formal sector and supported by infrastructure and near-shoring, particularly in the north and southeast. Importantly, we saw a pickup in bagged cement demand in the second half of 2023.

United States

Our U.S. operations’ sales increased by 6% to US$5.3 billion, while EBITDA increased by 37% to US$1.0 billion, an important milestone for the business. Our U.S. operations’ domestic gray cement and ready-mix concrete volumes decreased by 13% and 10%, respectively, in 2023. Aggregates volume rose 1% for the year.

Volume decline largely reflects bad weather, lower residential and commercial demand, completion of some large industrial projects, as well as some market share loss due to our pricing strategy for our products. In response to the slowdown in demand, we were once again able to reduce our lower-margin cement imports to support profitability.

Global Operations (in millions of US dollars)

Business Unit	Sales[5]	Operating Earnings Before Other Expenses, Net	EBITDA	Total Assets[4]

Mexico	5,060	1,267	1,488	5,381

United States	5,338	557	1,040	12,998

Europe, Middle East, Africa, and Asia[1]	5,059	375	703	6,509

South, Central America, and the Caribbean[2]	1,725	315	399	2,290

Others and intercompany eliminations[3]	206	(401)	(283)	1,255

Consolidated Amounts	17,388	2,114	3,347	28,433

Sales by Product (percentage) Sales by Region (percentage)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

2023 Financial Highlights Advancing Materially Toward Our Financial Strategic Priorities Sustainable Finance ▶ Consolidated Results

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

24

Our pricing strategy, growth investments, and decelerating costs were the primary drivers to achieve 37% EBITDA growth despite volume headwinds. We are recovering multiyear cost inflation through pricing, evidenced by material margin recovery observed throughout 2023.

Europe, Middle East, Africa, and Asia

During 2023, sales increased 3% to US$5.1 billion, while EBITDA increased by 5% to US$703 million. Our regional domestic gray cement, ready-mix concrete and aggregates volumes decreased by 10%, 8%, and 5%, respectively.

Despite volume headwinds, Europe posted record EBITDA, growing more than 20%, with margin expansion of 2pp. These achievements are attributable to the success of our “One Europe” strategy implemented in 2019 which consolidated and integrated our footprint in the region, accelerated our climate action efforts, while rationalizing costs and pursuing bolt-on growth investments in integrated urban micro markets.

Europe continued to post new records in climate action, reducing CO2 emissions by 44% since 1990, and is well on its way to match the EU’s 55% 2030 carbon emissions reduction target.

Adverse competitive dynamics in the Philippines, as well as an overall slowdown of construction activity in the subregion, negatively impacted results throughout the year for the Middle East, Africa, and Asia region.

South, Central America, and the Caribbean

After a challenging 2022 where pricing for our products struggled to keep up with cost inflation, sales and EBITDA increased by 7% and 4% in 2023. Ready-mix concrete volumes remained flat and aggregates volumes increased by 8%. Regional domestic gray cement volumes decreased by 3% for the year. While bagged cement demand remains under pressure, bulk volumes continue to grow, supported by infrastructure projects such as the Bogotá Metro, the 4th Bridge over the Canal in Panama, and tourism-related projects in the Dominican Republic.

The pricing of our products drove top-line growth, but it was still not sufficient to cover input cost inflation.

Global Trading

In 2023, we traded around 12 million tons of cementitious and non-cementitious (other) materials, in more than 50 countries, including around nine million tons of cement and clinker and around three million tons of cementitious and other materials. Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are generally able to distribute excess capacity to regions around the world where there is a supply shortage. In addition, we believe that our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. However, our trading operations have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleets, which transported around 75% of of our cement, clinker, and other commodities traded volume during 2023.

In addition, we provide freight service to third parties, which allows us to generate additional revenues.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

2023 Financial Highlights Advancing Materially Toward Our Financial Strategic Priorities Sustainable Finance ▶ Consolidated Results

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

25

Other Information

During 2023 and 2022, in the countries in which we operate, we paid in cash a total amount of taxes of US$551 million and US$191 million, respectively.

During 2023, we received a total of European Union Allowances (EUAs) of 5,800,617 (5,665,693 in 2022) and UK Allowances (UKAs) of 845,037 (845,036 in 2022).

As of December 31, 2023, Cemex has already achieved a 44% reduction in CO2 emissions vs. its 1990 baseline across all of Cemex’s cement plants in Europe. Cemex is the first company in its sector to set industry-leading climate targets for its operations in Europe which align directly with the EU’s aspiration of 55% CO2 reduction by 2030. Cemex has also committed to become a net-zero CO2 company by 2050. To reach our CO2 reduction goals, innovative technologies, and considerable capital investments have to be deployed. Since EU Emissions Trading System (ETS) began in 2005, over US$448 million of our investments in Europe are either already executed or planned in the next years to support our CO2 reduction objectives. These investments include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of groundbreaking hydrogen technology in all Cemex’s European kilns. Cemex is also working closely with alliances to develop industrial-scale technologies toward its goal of a net-zero carbon future. Strong and clear regulations, such as EU ETS and Carbon Border Adjustment Mechanism (CBAM), give companies like Cemex the confidence and certainty to enable these investments.

Cemex 2023 Integrated Report

environmental excellence protecting what’s important for humanity 13% reduction in our Scope 1 specific net CO2 emissions vs. 2020 Future in Action: Our Climate Action Strategy First-to-Market Products & Solutions with Sustainable Attributes Climate Action Deeply Rooted in Our Operations Creating a Circular Economy Starts with Us Water, Biodiversity & Air Quality: Conserving Our Links to Nature Investing in Innovation Inside & Out Using Our Voice to Promote a Green Economy Our Path to a Just & Equitable Transition

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

▶  Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

27

Our path to net-zero includes numerous targets and key milestones that directly contribute to achieving SDGs 9, 11, 12, and 13.

Our Approach

Climate change is humanity’s most pressing issue. As one of the world’s largest building solutions providers, Cemex continues to make climate action a priority. How? We set aggressive decarbonization goals to reduce emissions throughout the entire lifecycle of our products and across the industry’s value chain. Our objective is clear: Achieving net-zero CO2 emissions across the company by 2050.

future in action:

our climate action strategy

Accelerated decarbonization: Achieving in record time what would have taken 15 years previously 13% reduction Scope 1 specific net CO2 emissions vs. 2020

Future in Action is our global climate action program focused on developing lower-carbon products, solutions, and processes, including a range of qualities beyond just lower carbon.

To help us achieve our ambitious 2050 goal, we have a specific roadmap with aggressive intermediate decarbonization targets for 2030. We expect to invest an average of US$150 million annually in our Future in Action efforts in this first phase. Since the program’s launch in 2020, we have achieved a 13% reduction in our Scope 1 specific net CO2 emissions, which in the past would have taken us 15 years to achieve.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

▶  Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

28

Sustainable Products & Solutions

We offer customers a comprehensive portfolio of products and solutions with sustainable attributes like lower carbon. Our Vertua® family of products with sustainable attributes includes the industry’s first concrete product with net-zero CO2. In 2023, Vertua® accounted for 56% of our total cement sales and 48% of our total concrete sales.

Cemex became the first company in the industry to provide third-party validated environmental impact information globally for all core products in our main markets.

Decarbonizing Our Operations

We continue to evolve our production process to reduce our carbon footprint.

In 2023, we reached a 4% decline in Scope 1 specific net emissions versus 2022, driven by an internal record alternative fuel substitution rate of 37% and a reduction in clinker factor to 72%. Since the launch of our Future in Action program in 2020, we reduced Scope 1 and 2 specific CO2 emissions by 13% and 12%, respectively, a pace that previously would have taken us 15 years to accomplish.

Circular Economy

We have become waste consumers by prioritizing circular economy principles in our manufacturing processes. Through our Regenera business, we leverage our global expertise and infrastructure to use waste and industrial byproducts as sustainable substitutes for fossil fuels and raw materials. In 2023, we repurposed nearly 28 million tons of waste, about the same amount of waste collected across England in a year.

Water, Biodiversity & Air Quality

We positively impact nature through conservation, restoration, and enhancement efforts throughout our value chain. We prioritize sites with the highest water-related and biodiversity risks. Water Action Plans are in place in 30% of our extremely high and high water-stressed zones. Rehabilitation plans are developed for 100% of our quarries. We monitor 99% of our clinker production through the Continuous Emission Monitoring Systems (CEMS) to assess any effects on air quality.

Innovation & Partnerships

We invest in breakthrough innovations to achieve carbon neutrality by developing strategic partnerships with industries and companies at the forefront of Carbon Capture, Utilization, and Storage (CCUS), as well as other innovative solutions like concentrated solar thermal power to drive clinker production and CO2 mineralization, among others. We are currently working with over 50 partners to develop industrial-scale solutions to reach net-zero CO2 emissions. With more than 1,000 innovation ideas in the pipeline, we have more than 220 active projects in our innovation portfolio.

Promoting a Green Economy

We embrace policies grounded in circular economy principles encompassing products with sustainable attributes, investments in clean electricity, and funding for research and development. Our advocacy is reinforced by our collaboration with many industry and multinational organizations, including but not limited to the United Nations’ Race to Zero campaign and our founding membership of the World Economic Forum’s First Movers Coalition. In addition, our CEO was elected as the president of the Global Cement and Concrete Association (GCCA), one of many industry organizations in which Cemex leadership is involved. His top priority is to collaborate with governments and our industry to promote a more circular, lower-carbon economy.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

▶  Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

29

Validating our Future in Action Goals

Cemex is among the first companies in the global cement industry to validate its 2030 and 2050 decarbonization goals through the Science-Based Targets initiative (SBTi) for alignment under their new 1.5°C scenario, the most ambitious for the cement industry. This validation includes Scope 1, 2, and 3 emission targets, allowing us to align with the Paris Agreement objective.

The technology and processes needed to achieve our 2030 targets have been tested and implemented in some of our operations, and continue to be extended across all of our geographies. Our impressive achievements in 2023 indicate we are well on our way to reaching our climate action targets.

Cemex’s Accelerated Roadmap Goals Toward Net-Zero

Aligned with the SBTi most ambitious 1.5°C scenario

Cement, Other Businesses & Value Chain 2030 Targets[1]	2050 Net-Zero CO2 Transition

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

▶  First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

30

first-to-market

products & solutions

 with sustainable attributes

Vertua® Sales in 2023

56%

of our cement sales,

ahead of our 2025 target

of 50%

48%

of our concrete sales vs.

our 2025 target of 50%

* Based on direct emissions reduction vs. industry standard (822 net kg CO2/ton grey cement - 1004 net kg CO2/ton white cement)

As part of our Future in Action program, we offer products that help customers reduce the carbon footprint of their construction processes. We were the first in the industry to offer a net-zero CO2 concrete solution, Vertua®. In 2023, we became the first in our industry to provide third-party validated environmental impact information globally for all core products in our main markets. High-profile projects using our products with sustainable attributes extend across our regions, proving widespread customer acceptance.

Vertua® – First Net-Zero Concrete Product

Vertua®, our lower-carbon offering, today accounts for 56% of our total cement sales and 48% of our total concrete sales, which illustrates the positive response from customers and the rapid increase in demand for lower-carbon building materials.

This product line in cement is now available in Plus, Ultra, and our newest Supreme options. The Supreme option offers 55+% CO2 emissions reduction*. For our lower-carbon Vertua® concrete, we continue offering the Classic, Plus, and Ultra options.

Family of Products with Sustainable Attributes

Vertua® is part of our extensive family of products, including lower-carbon cement, concrete, aggregates, and globally available aggregates and admixtures. These products with sustainable attributes aim to help our customers meet their net-zero targets, carbon obligations, and sustainability requirements while helping us deliver our 2050 net-zero CO2 goal. More recently, Vertua® is now also featuring products with extended attributes such as water conservation, design optimization, energy efficiency, and recycled materials.

Cemex Vertua® Portfolio with Sustainable Attributes

Vertua® Lower Carbon	Vertua® Energy Efficiency	Vertua® Water Conservation	Vertua® Recycled Materials	Vertua® Design Optimization

Lower CO2 Footprint	Improved Thermal Efficiency	Smart water management and usage	Material Reuse & Waste Minimization	Efficiency in Design and Construction

Products & Solutions

Vertua® Concrete Classic, Plus, and Ultra; Vertua® Cement Plus, Ultra, and Supreme; Evolution ECO; Vialow; Ready Block Zero	Insularis, Porofoam	Hidratium, Pervia		D.fab 3D Printing; Resilia

Learn more about our Vertua® portfolio

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

Future in Action: Our Climate Action Strategy

▶ First-to-Market Products & Solutions with Sustainable Attributes

Climate Action Deeply Rooted in Our Operations

Creating a Circular Economy Starts with Us

Water, Biodiversity & Air Quality: Conserving Our Links to Nature

Investing in Innovation Inside & Out

Using Our Voice to Promote a Green Economy

Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

31

Industry-First Sustainability Fact Label

In another industry-first, Cemex provides a fact label for products under the Vertua® brand, which details the product’s sustainable attributes. Each attribute is explained to provide consumers with context on the product’s benefits.

Transparency in Our Products’ Environmental Impact

We provide meaningful product environmental impact information to remain transparent. Cemex is the first company in the industry to provide the Global Warming Potential and environmental impacts information for its core products in all its main markets. This disclosure is customized by location and is useful for architects, engineers, contractors, and customers seeking sustainable construction or green certifications.

Cemex provides environmental impact information in two ways:

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

Future in Action: Our Climate Action Strategy

▶ First-to-Market Products & Solutions with Sustainable Attributes

Climate Action Deeply Rooted in Our Operations

Creating a Circular Economy Starts with Us

Water, Biodiversity & Air Quality: Conserving Our Links to Nature

Investing in Innovation Inside & Out

Using Our Voice to Promote a Green Economy

Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

32

Cemex Products in Action

Concrete is the most used man-made material in the world. It is an essential building material for construction, and it has no substitutes. Its long life cycle makes it ideal for building durable and resilient structures and inspires us to bring even more sustainable firsts to market. Our comprehensive family of products with sustainable attributes is unprecedented, possesses verifiable performance, and is designed to meet customers’ expectations for high-quality sustainability benefits. We are proud to highlight some of the high-profile projects using our products.

Mexico

Tallest tower in Latin America built with Cemex’s Vertua lower-carbon concrete

Cemex is supplying a specialty mix of Vertua concrete products for the construction of Rise Tower in Monterrey, Mexico, which is expected to become the tallest tower in Latin America at a height of 475 meters and 100 stories.

United States

Cemex provides Vertua lower carbon concrete for the world’s largest medical complex

Cemex is providing more than 20,000 cubic yards of Vertua lower carbon concrete for Houston Methodist’s Centennial Tower, the newest addition to the largest medical complex in the world.

Europe

Cemex supplies lower-carbon cement for major renewable energy projects in Europe

Cemex is providing Vertua lower carbon cement for three high-profile renewable energy projects in Croatia and Bosnia and Herzegovina. The projects include wind farms in Croatia and Bosnia and Herzegovina and a hydropower plant in eastern Herzegovina.

South, Central America, and the Caribbean

Cemex provides accelerated high-strength and lower-carbon concretes for Bogota’s First Metro Line

Cemex is supplying high-resistance and Vertua lower-carbon concretes for the construction of Bogota’s First Metro Line, a project that seeks to improve the lives of over a million daily commuters in the largest Colombian city through more efficient and sustainable transportation.

The Middle East

Cemex’s lower carbon Vertua concrete used for Khalifa Port megaproject in Abu Dhabi

Cemex will provide over 200,000 cubic meters of Vertua lower carbon concrete for the development of the topside infrastructure for the expansion of the Khalifa Port in the United Arab Emirates, part of AD Ports Group, and one of the largest port infrastructure projects in the world.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

Future in Action: Our Climate Action Strategy

First-to-Market Products & Solutions with Sustainable Attributes

▶ Climate Action Deeply Rooted in Our Operations

Creating a Circular Economy Starts with Us

Water, Biodiversity & Air Quality: Conserving Our Links to Nature

Investing in Innovation Inside & Out

Using Our Voice to Promote a Green Economy

Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

33

climate action

is deeply rooted in our operations

Scope 1, 2, 3 Emissions (percentage)

Our climate action strategy starts deep within our operations, where we are taking decisive steps to reduce our carbon footprint. We continue to have one of the most ambitious decarbonization pathways in the building materials industry, and our results are noteworthy.

Record Performance Continues

●  In 2023, we reduced our Scope 1 specific net CO2 emissions per ton of cement by 4% compared to 2022, and we have reached a 13% reduction since 2020.

●  We’re setting historical company records in alternative fuel use and clinker factor reduction.

●  We have over 1,000 heavy-duty trucks powered by lower-carbon fuels as part of a comprehensive transition strategy to decarbonize our global vehicle fleet.

●  Our CO2 reductions, plus our increased use of clean electricity, led to 11.6 million fewer tons of CO2 emissions versus our 1990 baseline. This is equivalent to eliminating the emissions of approximately 2.8 million passenger vehicles driven in a year.

Scope 1 Reduction Levers

In 2023, we achieved a 4% reduction in our Scope 1 specific net CO2 emissions per ton of cement compared to 2022. We believe that reaching carbon neutrality in the cement industry is an achievable goal and the key reason we have defined specific levers to maximize our CO2 reduction levels. Each of these levers is a vital component of our CO2 reduction efforts, and when collectively strengthened, leads to formidable improvements for our environment and society.

●  Increasing the use of alternative fuels with high biomass content rather than conventional fossil fuels

●  Reducing clinker factor in our cement

●   Increasing use of decarbonated raw materials in clinker

●   Optimizing thermal efficiency in our kilns

●   Decarbonizing our global vehicle fleet

Specific Net CO2 Emissions (kg CO2/ton of cementitious product)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

Future in Action: Our Climate Action Strategy

First-to-Market Products & Solutions with Sustainable Attributes

▶ Climate Action Deeply Rooted in Our Operations

Creating a Circular Economy Starts with Us

Water, Biodiversity & Air Quality: Conserving Our Links to Nature

Investing in Innovation Inside & Out

Using Our Voice to Promote a Green Economy

Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

34

Cemex gives priority to the use of alternative fuels with high biomass content. Biomass waste has already removed and absorbed CO2 from the atmosphere, so when it is later used as a fuel, it has a neutral impact on our gross emissions.

Alternative Fuels

In 2023, alternative fuels constituted 37% of our fuel mix, setting a company record for the third consecutive year. For the year, we increased the alternative fuels rate by 2 percentage points compared to 2022. We are also using alternative fuels with a high biomass content, which is key to reducing direct CO2 emissions from the clinker production process. Last year, biomass content was 11.8% of our total fuel mix.

Alternative Fuels Across Geographies

Alternative fuels can eliminate our reliance on carbon-intensive fossil fuels, powering our kilns while also supporting our communities in waste management. Alternative fuels are waste from various sources that include municipal, commercial, and industrial residues that contain recoverable energy. Most often, this waste ends up in landfills without energy recovery and generates methane, which is up to 80 times more harmful than CO2. The most common alternative fuels are agricultural fuels, refuse-derived fuel (RDF), tire-derived fuel (TDF), and alternative liquid fuels.

Alternative Fuels Rate

(percentage)

Europe: Our cement plants in Europe remain our benchmark in alternative fuel consumption, with rates above 70% in the Czech Republic, Germany, and the U.K.

Poland: Our Chelm and Rudniki cement plants maintain their leadership, consistently achieving substitution rates above 90%.

Mexico: In 2023, we doubled our alternative fuel substitution rate since 2020, reaching 43%, by securing a stable supply of alternative fuels and making investments to enhance equipment in our cement plants.

Colombia, Panama: Our operations have incorporated RDF, TDF, and some residual biomass into their fuel mix. Both operations have installed RDF shredders and feeding systems, enabling them to introduce new alternative fuels and support local communities with proper waste disposal.

Philippines: Our Philippines operation significantly increased RDF consumption, achieving nearly a 24% substitution rate by providing circularity solutions to waste management companies, communities, local authorities, and municipalities. Recovered residual waste was converted into RDF and used as an alternative fuel in our Solid Cement plant. RDF constitutes over half of our alternative fuels substitution rate, which is close to 50% in this plant.

Hydrogen Injection

As an industry pioneer, Cemex has adopted hydrogen injection to improve combustion conditions, allowing for greater use of alternative fuels and reducing CO2 emissions from fuel consumption. In 2023, we used hydrogen injection in our kilns in all of our European plants. We continued our global rollout of this technology and we now use hydrogen injection technology in 50% of our clinker production. Throughout the year, we successfully installed new units in Mexico, Jamaica, and the Philippines, yielding positive results, and we anticipate implementation of this technology in the U.S. in the near future.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

▶  Climate Action Deeply Rooted in Our Operations

    Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

    Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

35

72%

clinker factor in our

cementitious products

in line to achieve our

2030 target

Decarbonated Raw Materials in Clinker

In 2023, we used 4% of decarbonated raw materials in our raw mix, which is equivalent to avoiding more than 660,000 tons of CO2 in all our global operations. Compared to 2022, we registered a 14% increase in the consumption rate of decarbonated raw materials across our operations. In our European operations, we achieved close to 10% of decarbonated raw materials use, positioning this region at the forefront of carbon emissions reductions in our global operations.

Thermal Efficiency

Cemex has researched low-temperature and low-CO2 clinkers for more than 20 years, successfully developing novel clinkers with a 10% to 20% lower CO2 footprint. We have introduced these clinkers in a significant number of our cement plants, primarily in Mexico and Europe. Availability of required raw materials to produce new clinkers can be challenging in some locations; however, we are committed to investing in the development of innovative clinkers with a smaller CO2 footprint, actively scouting potential sources of key input materials, and leveraging our global footprint to unlock the scalable solutions across our regions.

By adjusting the traditional composition of clinker and using special mineralizers in the raw mix, these technologies significantly reduce the energy intensity of clinker production, and utilize a different chemical reaction to release less CO2 compared to ordinary Portland Cement. Thermal efficiency is further enhanced by improving the quality of alternative fuels and employing supporting technologies, such as hydrogen injection. We collaborate closely with our alternative fuel suppliers, equipping our plants to promote lower heat consumption and more stable operations.

Clinker Factor

In 2023, we continued setting company records in clinker factor reduction, reaching an average of 72% clinker factor in our cementitious products. Clinker, the key component of cement, is produced by calcining together limestone, clay, and other materials in a rotary kiln at temperatures nearing 1500°C. This is an energy-intensive, carbon-emitting process that generates the most direct CO2 emissions in the cement production process. To reduce our clinker factor, we use byproducts from other industries, like blast furnace slag and fly ash, as alternatives to clinker. While maintaining identical product quality and durability, our new clinker types emit up to 20% less CO2.

We are well on our way to achieving our 2030 target of 68% clinker factor in our cementitious products by utilizing several strategies. We use supplementary cementitious materials, like calcined clays, to reduce embodied CO2 process emissions and CO2 emissions associated with clinker production. In 2023, we increased our production of blended cement to almost 82%, a 7% increase against 2022.

Clinker Factor (percentage)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

▶  Climate Action Deeply Rooted in Our Operations

    Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

    Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

36

We continue working on innovation and emerging transportation technologies so we can achieve our goal of becoming a net-zero CO2 company by 2050.

Driving Down our Own Fleet’s Emissions

As one of the largest ready-mix concrete companies in the world, reducing our transport emissions is vital for addressing climate change, reducing our CO2 footprint, and achieving our 2050 net-zero target. Our multi-pronged approach accelerates our use of available proven transport technologies, such as lower-carbon trucks and renewable fuels, and increases collaborations to discover, pilot, learn, and scale long-term solutions like hybrid and zero-emission vehicles. Our comprehensive transport strategy is clear: Decarbonize our global fleet, which is part of our Scope 1 (direct) emissions and decarbonize our transportation services, as part of the efforts to reduce our Scope 3 (indirect) emissions.

Decarbonizing our Global Fleet

We now have more than 1,000 heavy-duty trucks powered by lower-carbon fuels. In 2023 alone, we added nearly 473 lower-carbon trucks, mostly concrete mixer trucks powered by low-emission compressed natural gas or renewable natural gas. Over half of these vehicles were deployed in Mexico, with the remaining half split between California and Colombia. These trucks have a carbon footprint approximately 25% lower than the diesel trucks they replaced and have resulted in a 5% reduction in CO2 emissions across our owned fleet. This aligns with our commitment to reduce third-party transport emissions by 30% by 2030, compared to our 2020 baseline.

Renewable Fuels: We are expanding the use of renewable diesel. It is fully compatible with our current fleet and can reduce 60% to 80% of the carbon footprint from transport when used in 100% concentrations. Our operations in California are leading this effort, with close to 70% of its fleet using renewable diesel fuel.

Zero-Emission Solutions: Along with strategic suppliers, we are accelerating the development of fully-electric on-highway trucks and now have five fully-electric units operating in Germany, Dubai, and Mexico. We have also deployed close to 500 hybrid or zero-emissions vehicles in our sales fleet, mostly in Europe.

Electromobility Solutions: At COP28 in Dubai, we unveiled a fully-electric mixer truck, the first of its kind in the Middle East and the only one developed in our industry for this region. Earlier in the year, we announced that Volvo Trucks had supplied us with the world’s first fully-electric and zero-emission heavy concrete mixer truck. We have completed several multi-country pilots using fully-electric ready-mix concrete trucks.

While fully electric heavy-duty trucks are not yet widely available on an industrial scale, Cemex is actively collaborating with multiple original equipment manufacturers to advance net-zero transportation technologies. We expect to gradually continue introducing and testing new prototypes for zero-emission ready-mix concrete trucks to our fleet.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

▶  Climate Action Deeply Rooted in Our Operations

    Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

    Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

37

As part of our 2030 targets

validated by SBTi, we strive

to reduce by more than half

our specific Scope 2 emissions,

aiming to emit no more than

24 kgCO2/ton of cementitious

product.

Carbon Emissions from Concrete Production

To reinforce our goal to fully decarbonize all of our business lines, we have established an intermediate 2030 target to reach a 30% reduction in net CO2 emissions in the cement used to produce a cubic meter of concrete compared to our 2020 baseline. By 2023, we achieved a 16% reduction from 2020 levels, primarily through enhancements to our ready-mix composition, maintaining the strength and performance our markets expect.

Scope 2: Clean Electricity

In 2023, we achieved 36% clean electricity consumption in our cement plants. This achievement demonstrates our efforts toward increasing clean electricity utilization and translates into a tangible reduction in our indirect emissions.

Our 2030 target as validated by SBTi under the 1.5°C scenario is to reduce our Scope 2 emissions by 58% from our 2020 baseline, so that we would be emitting no more than 24 kgCO2 per ton of cementitious material. To achieve this goal, we expect to reach a 65% share of clean electricity sources in our electricity supply mix by 2030. As of December 2023, our Scope 2 specific emissions were reduced 12% compared to our 2020 baseline. Cemex aims to achieve its 2030 goal by developing grid-connected and onsite renewable energy generation, including waste heat recovery facilities in our cement kilns, contracting long-term clean electricity supply through physical and virtual power purchase agreements, leveraging clean electricity supply offers from our suppliers, and using instruments such as energy attribute certificates.

To help us increase the use of clean electricity, a key component in mitigating Scope 2 emissions, we established several new partnerships and made progress on specific initiatives and projects in 2023.

Poland: Cemex signed an eight-year agreement to purchase clean electricity from Statkraft starting in 2025 to cover about 30% of the electric power required for our cement operations in Poland.

Spain: We entered into a 10-year agreement with Acciona Energía to supply our cement operations in Spain with renewable electricity.

Colombia: We pursued two crucial agreements: a long-term Power Purchase Agreement (PPA) for renewable energy directly powering our cement plant from a solar installation and a separate 10-year Power Purchase Agreement (PPA) supplying our Colombian cement operations from a solar park.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

▶  Climate Action Deeply Rooted in Our Operations

    Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

    Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

38

Scope 3: Targets and Progress

We have established ambitious Scope 3 goals, building upon our 2020 baseline, to further drive our commitment to sustainability. These include a 25% reduction in CO2 emissions per ton of purchased clinker and cement, a 30% reduction in transport emissions, a 40% reduction of Scope 3 emissions per ton of purchased fuels, and a significant 42% reduction in absolute Scope 3 emissions from the use of traded fuels. These targets reflect our dedication to reducing our environmental impact across our value chain and aligning with global efforts to combat climate change.

All targets have been validated by SBTi using a 2020 baseline as a reference year.

Emissions in Third-Party Transportation Services

Cemex is partnering with EcoTransit World to monitor CO2 emissions from distribution services. Through this unified global effort, we aim to reduce emissions by enhancing logistics efficiency and promoting lower-carbon fuels while promoting transparency and inspiring industry-wide action.

Performance in 2023
	2020 (baseline)	2022	2023

Purchased clinker and cement (kgCO2/ton)	850	853	845

Purchased fuels (kgCO2/ton)	255	222	207

Traded fuels (tons CO2)	5,730,384	3,906,030	3,598,559

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

    Climate Action Deeply Rooted in Our Operations

▶  Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

    Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

39

  creating a

circular economy

starts with us

A circular economy demands that society reduce waste, conserve resources, and minimize environmental impact. We know this starts with us, and it’s why we’ve designed our manufacturing processes to become waste consumers and actively reduce our CO2 emissions.	Benefits of a Circular Economy

Our Circular Economy Breakthroughs

With over 20 years of experience in waste management solutions, Cemex launched Regenera in 2023 as a business line specialized in providing circularity solutions to extend the life cycle of products and materials by reusing them into value-added products. Regenera leverages Cemex’s global expertise and infrastructure to use waste and industrial byproducts as substitutes for fossil fuels and natural raw materials in its production processes, by offering a wide range of tailored services including reception, management, recycling, and co-processing of waste.

Through Regenera, we strive to enable a collaborative circular economy by helping our partners have more efficient waste streams that certify waste reutilization and adequate waste disposal.

~28

million tons of waste repurposed,
which is about the same amount
of waste collected across England
in a year.

Circular economy solutions help us break free from the linear take-make-waste model by reducing waste and pollution and keeping materials and products in use for longer. We aim to maximize the use of non-recyclable waste and byproducts with a particular focus on three waste streams: 1) municipal and industrial; 2) construction, demolition, and excavation waste (CDEW); and 3) industry byproducts.

We utilize the waste streams in three of our climate action decarbonization levers: Alternative fuels, clinker substitution, and alternative raw materials.

Ours is one of the few industries that can repurpose waste efficiently and effectively. In 2023, Cemex repurposed close to 28 million tons of waste, which is about the same amount of waste collected across all of England in a year. By 2030, we aim to increase the amount of waste and byproducts we repurpose by more than 50%.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

    Climate Action Deeply Rooted in Our Operations

▶  Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

    Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

40

5%

increase of CDEW

recovered vs. 2022

Municipal and Industrial Waste

Every year, society generates more than two billion tons of waste worldwide. Most municipal and industrial waste is disposed of in landfills. This leads to soil and water pollution and creates methane, which is up to 80 times more environmentally harmful than carbon dioxide.

Regenera’s Municipal Collaboration in Mexico

Regenera addresses these impacts in Mexico by collaborating with municipalities to alleviate waste and tackle safe disposal challenges. In 2023, this business managed local municipal solid waste and used the recovered non-recyclable materials as lower-carbon fuel. By using this waste, three of our largest plants ran below 430kg of CO2 per ton of cement produced, ahead of our company-wide 2030 goal.

Repurposed Municipal Solid Waste

~25% Mexico City ~80% Querétaro City

Construction, Demolition, Excavation Waste (CDEW)

Cemex collaborates closely with construction, demolition, and excavation companies to recover, sort, and treat waste that is then recycled into aggregates or repurposed for land rehabilitation. In 2023, we recovered approximately 9 million tons of CDEW, marking an 5% increase over 2022.

Gennevilliers Circularity Platform

Our Gennevilliers Circularity Platform in Paris celebrated its fourth anniversary in 2023 and is an ideal example of managing CDEW. When the platform began, it managed approximately 250,000 tons of CDEW generated by our customers and own operations. Today, the operation manages more than 2.1 million tons of materials, such as rubble, demolition waste, excavated material, and inert soil.

●  Supplied 15,000 tons of recycled aggregates used to develop four fields for the 2024 Olympic Games

●  Sold approximately 28% of the managed material as recycled aggregates

●  Provided concrete recycling and soil management for Line 15 Grand Paris Express project

●  Completed restructuring of the Parisian port site dedicated to the circular economy, enhancing Gennevilliers’ waste management capacity

Other Waste and Industry Byproducts

We value waste byproducts from other industrial processes as alternative raw materials. This helps our partners reduce waste in their operations, and enables Cemex to preserve natural resources and reduce its CO2 footprint. Together we can protect the environment and contribute to a more sustainable future.

In 2023, we replaced more than 11 million tons of raw materials with alternative byproducts and waste from other industries. In the cement production process, we can replace part of the clinker with byproducts, including fly ash and slag. In the ready-mix concrete production process, we can recycle materials to use as cement substitutes.

In our operations, we aim to maximize the reuse of cement kiln dust in the production loop. When this process is not possible, we make efforts to recover this byproduct for other uses such as soil or road stabilization, fertilizer enhancer, or de-icing agent for roads. Furthermore, with our range of admixture products Isocycle, we can transform the waste concrete into a value-added material that can be reintroduced into the value chain.

As of the end of 2022, Cemex’s

4/22 coarse recycled aggregate

was the first and only recycled

aggregate in France to receive

the NF Certificate.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

▶  Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

41

water, biodiversity & air quality:

   conserving our links to nature

Cemex Water Action Plan Modules

Conservation. Restoration. Enhancement. We are driving these positive impacts throughout our value chain to contribute to a nature-positive and carbon-neutral future. We monitor and prioritize our operations by establishing action plans to generate positive outcomes for nature and society.

We know climate is deeply linked to nature, and we do our part to conduct our business responsibly and sustainably. We aim to keep our land, oceans, freshwater and atmosphere healthy for future generations.

Water

Water is humanity’s most precious resource. It is also a key input in ready-mix concrete, and is needed to produce cement and aggregates as well as to cool, remove dust, and clean. That’s why we are moving to develop water system maintenance routines, install water recycling systems, and monitor discharge quality, particularly in sites with the highest water related risks and the most significant commercial impact to our operations.

Water Action Plans (WAPs)

Using our Water Stress Map Assessment, we identify operations located in water-stressed zones and develop a Water Action Plan (WAP). These plans mitigate water risks by adopting recommendations based on the Water Risk Filter tool from the World Wildlife Foundation.

Water Stress Map Assessment

Our Water Stress Map Assessment, performed in 2020 in collaboration with the University of Alcalá Foundation in Spain, analyzed the water stress level of 1,500-plus cement, ready-mix, and aggregates sites. Using the Aqueduct, an online tool run by the World Resources Institute, provided us with information on water quantity and quality and regulatory and reputational risks.

Sites Included in Cemex's Water Stress Map Assessment (sites by business)*
Water Awareness & Internal Capacity
Operations, Performance, Measurement & Management	1% of our operations are located in extremely high water-stressed zones 15% of our operations are located in high water-stressed zones
Internal Efficiency & Cemex's Solutions

30%

of our operations located in water-stressed zones, comprising sites in extremely high and high water-stressed zones, have implemented Water Action Plans as of December 2023

*Sites at the time of the assessment

Value Chain Enagement
Stakeholder Enagement

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

▶  Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

42

Freshwater Withdrawal Reduction

We are on track to meet our 2030 freshwater withdrawal reduction targets: A 20% reduction in cement, a 10% reduction in ready-mix concrete, and a 15% reduction in aggregates versus our 2021 baseline. By increasing our use of wastewater from other industries, such as bottling and beverages, or wastewater from treatment plants, or by collecting and recovering rainwater, we are meeting our goals and reducing the climate change pressure on this valuable resource.

Freshwater Use by the Numbers

87% of our sites with water recycling systems	Total Water (million m3)
Total Consumption by Product
2030 Targets on Specific Freshwater Withdrawals Reduction (percentage)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

▶  Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

43

Rehabilitation Plans in Our Quarries

Biodiversity

Our biodiversity strategy focuses on enhancing biodiversity in and around our quarries, conservation initiatives, and development of local Biodiversity Action Plans (BAPs). Our Biodiversity Policy guides us to be responsible stewards of our natural resources. It integrates our practices with the highest standards and aligns our biodiversity initiatives with our decision-making process, management system, and business model. Our policy is aligned with the Convention on Biological Diversity and the Global Cement and Concrete Association (GCCA) sustainability guidelines, giving us confidence in our continuous work toward protecting and enhancing the natural environment beyond our operations.

Impact Assessment - Before starting any earthwork, we carry out an environmental impact analysis to map potential risks and extraction possibilities.

Avoidance and Minimization of Impact

- We aim to carry out activities with the least potential risk to avoid or minimize impact; for example, stopping extraction where biodiversity is especially high.

Restoration / Rehabilitation - During and after extraction activities in the quarries, we implement a rehabilitation plan. The goal is to help restore the ecosystem services to where they were before extraction.

Compensation - Lastly, for any part of the impact area that could not be restored or rehabilitated, compensation is sought with a Biodiversity Action Plan.

Quarry Rehabilitation Plans

Quarry rehabilitation is a crucial process that aims to restore and enhance the natural environment after quarrying activities. It begins with an initial site assessment, followed by the development and implementation of a biodiversity management plan, and concludes with reporting and performance measurement. As of 2023, 100% of all active quarries have a rehabilitation plan in place.

Biodiversity Action Plans (BAPs)

Cemex recognizes the intrinsic value of biodiversity and the importance of protecting biodiversity across our operations. To this end, our BAPs guide operational sites to incorporate biodiversity management into their standard processes. As of 2023, the 40 sites located in high biodiversity value areas detected in our original 2010 proximity study have implemented a BAP. The 2021 updated proximity study detected 26 new priority sites with high biodiversity value, representing a 72% advance in our 2030 goal of having BAPs in place in 100% of active sites identified as High Priority.

Third-Party Certifications

Our strategic approach extends beyond our BAPs in high-priority quarries and seeks third-party certifications for our conservation efforts in sites not in high-value biodiversity areas. Our conservation activities bring our employees and communities together in wildlife enhancement initiatives and foster awareness of how industry and natural habitats can coexist.

We currently have 60 sites in six countries with third-party conservation certifications. These certifications are issued by leading environmental organizations such as the Wildlife Habitat Council, ECOCERT, Texan by Nature, and Croatia’s Ministry of Environment and Energy, among others.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

▶  Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

44

Nature Positive Strategy

We continue to define nature-positive baselines for all our operations with plans to demonstrate relevant progress by 2030. We are working towards restoring ecosystems to help nature recover in all our quarries by 2050. As of December 2023, we already have 42 sites with a nature positive baseline which represents 15% of our total active quarries.

In the U.K., Cemex is actively aligned with the Nature Positive Initiative, working to ‘Halt and Reverse Nature Loss by 2030 on a 2020 baseline and achieve full recovery by 2050.’ For the U.K. pilot, we assessed the impacts of our operations using Biodiversity Pressure Points – land use change, climate change, pollution, responsible consumption, and invasive species.

Our key actions to deliver nature-positive outcomes include:

●  Mapping habitats on our landholdings, establishing a 2020 baseline.

●  Aligning nature targets with the company’s net-zero CO2 by 2050 commitment.

●  Implementing measures to reduce pollution with specific targets in place.

●  Evaluating our dependence on nature using a Natural Capital Accounting tool.

●  Incorporating guidance and actions in Biodiversity Plans to responsibly remove invasive species.

In 2023, we mapped 12 sites (10 in the U.K. and two in Croatia) with plans to complete European operations by the end of 2024 and the remaining sites within the next two years. This data will be used to measure and increase natural habitat areas, contributing to our BAPs.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

▶  Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

45

We are the only company in our sector with a nature conservation reserve like El Carmen.

Habitat Restoration and Species Conservation

Cemex is the only company in its sector with a fully-dedicated nature conservation reserve that is not linked to one of its quarries or mining operations. For every hectare of global active operations, we keep seven hectares of conservation land in El Carmen Nature Reserve, one of the most biodiversity-rich areas in North America and one of the five greatest wilderness ecosystems in the world.

Since 2016, El Carmen has received the Gold Conservation Certificate, the highest award granted by The Wildlife Habitat Council for conservation efforts.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

    Climate Action Deeply Rooted in Our Operations

    Creating a Circular Economy Starts with Us

▶  Water, Biodiversity & Air Quality: Conserving Our Links to Nature

    Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

46

Air Quality

In 2023, 99% of our clinker production was subject to Continuous Emission Monitoring Systems (CEMS), mainly for our major emissions, Particulate Matter (PM), Nitrogen Oxide (NOx), and Sulfur Oxide (SOx), regardless of whether or not this was required by state or local regulations. It is not only a monitoring tool, but also a benchmark tool to share best practices and allows our operators to closely monitor major air emissions in kilns and analyze trends and action points.

Emissions Abatement by the Numbers

Major air emissions – PM, NOx, and SOx — are released as part of the cement manufacturing process. Minor air emissions—including volatile organic compounds, dioxins and furans and other heavy metals—are released in small quantities.

Progress Toward Our 2030 Air Emissions Reductions Targets

Cemex Environmental Management System

Our risk-based Environmental Management System (EMS) systematically audits internal compliance with our environmental policy across all our global operations. EMS is aligned with global environmental standards such as the ISO 14001 and the EU Eco-Management and Audit Scheme, allowing us to achieve ISO 14001 certification in 83% of our cement sites. This past year, we implemented EMS in 91% of our businesses, compliant with our internal environmental management standard.

Environmental and Social Performance Management

Our EMS integrates environmental performance, impact assessment, stakeholder engagement, and response to events with input from a range of subject matter experts. Our Environmental and Social Incident Reporting process enables our global sites to maintain open communication with our communities where we operate, as well as have a proactive approach to incident response. It also serves as a grievance mechanism to register complaints from external stakeholders.

Environmental and Social Incident Reporting Framework

Our standardized framework recognizes and registers incidents in three categories according to their severity: major, moderate and minor. Last year marked the fifth consecutive year during which no major (Category 1) environmental events were registered.

●   Dialogue and Engagement: We work to maintain open communication channels with our neighbors, law enforcement officials, public agencies, and other stakeholders.

●  Rapid Response: Global, regional, and local Rapid Response Teams are trained to address environmental and social impact events and hold annual emergency drills according to contingency plans at each of our sites.

●   Continuous Improvement: We consistently record events at every level of our business to identify recurring root causes as well as implement and share corrective actions.

Environmental and Social Incidents and Complaints Reporting (percentage)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

    Climate Action Deeply Rooted in Our Operations

    Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

▶  Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

47

investing in innovation

inside & out

We continue to work on scaling new technologies to achieve carbon neutrality, such as Carbon Capture, Utilization, and Storage (CCUS), concentrated solar thermal power, hydrogen injection and CO2 mineralization, among others. Whether it’s through an open innovation platform or an internal process, Cemex collaborates and partners with start-ups, universities, fellow industry players, and entities from other industries. We add in the capabilities of Cemex’s Global Research and Development team and Cemex Ventures, our venture capital unit, to leverage our portfolio that is leading the way for our climate action strategy.

Carbon Capture, Utilization, and Storage (CCUS)

Our collaboration with startups, universities, industrial technology partners, research institutes, other industries, and governmental authorities are creating breakthroughs that capture CO2 more efficiently and economically. We are in the early stages of developing CCUS projects across Europe in Germany, Croatia, Spain, and Poland, and some in the United States, mainly in California, Texas, and Florida. We are tapping into public funding aimed at accelerating the adoption and scale up of these technologies.

●  In Europe and in the U.S., we have completed CO2 storage availability assessment for all plants in the U.S. and are working in key plants in Europe. We believe there is good potential for storage sites in these countries.

●  In Europe, the U.S., and Mexico, we have completed full value chain decarbonization studies for eight plants (five in Europe, two in the U.S. and one in Mexico), defining best decarbonization strategies for these plants.

We are currently undertaking over 17 research and development initiatives exploring CO2 mitigation and maturing seven partnerships for carbon capture and exploring additional emerging technologies.

At Cemex, we know that breakthrough innovations and strategic partnerships are essential to achieve carbon neutrality.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

    Climate Action Deeply Rooted in Our Operations

    Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

▶  Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

48

CCUS Partnerships

Carbon Clean

Since 2020, we have joined forces with Carbon Clean, a global leader in cost-competitive modular carbon capture and separation, headquartered in the U.K. Carbon Clean developed CycloneCC, a novel technology that cost-effectively captures CO2 from industrial processes at a gigaton scale, and we are working with them to develop carbon capture solutions across Cemex’s global cement operations.

Carbon Upcycling

In 2023, Cemex Ventures bolstered its previous investment in Carbon Upcycling, a Canadian startup leading the development of CO2 utilization and supplementary cementitious materials (SCM) production technology. Carbon Upcycling’s proprietary solution infuses carbon during the grinding process to produce more reactive supplementary cementitious materials. This transforms industrial residue and low-quality natural materials into sustainable building materials to replace clinker in cement production. Two Cemex-led pilot projects are underway, focused on clay in Balcones, Texas, and cement kiln dust in Rugby, U.K. The project located at Cemex’s Rugby cement plant is expected to sequester over 1,600 metric tons of CO2 annually and was awarded £2.3 million in funding by U.K. Research and Innovation, a public body of the U.K. Government.

ETFuels

Cemex Ventures, Cemex, and ETFuels are assessing the possibility of using 75,000 tons of biogenic CO2 per year from our plant in Alicante, Spain, as feedstock to convert into e-methanol for the shipping industry.

RTI International and SLB

Cemex in the U.S. region has made significant strides in collaboration with partners RTI International and SLB on two projects awarded by the U.S. Department of Energy. One project involves piloting a pioneering carbon capture technology that harnesses RTI’s rotary pack-bed and non-aqueous solvent (NAS) technology. The goal is to establish groundbreaking emission reduction standards tailored for the cement industry. The second project entails conducting a comprehensive Front-End Engineering Design study to capture the entire CO2 emissions generated by our cement plant in Balcones, Texas. This initiative also utilizes NAS technology, which may offer superior efficiency and reduced degradation compared to current state-of-the-art alternatives.

Carbon BioCapture

Carbon BioCapture has developed a scalable microalgal carbon capture system to support industry decarbonization through their patented technology that generates oxygen, clean water and produces biomass. Cemex and Carbon BioCapture have been assessing the potential of this micro-algae technology to capture CO2 in a nature-based solution and are expected to soon initiate an industrial pilot at a cement installation in Mexico.

LEILAC 2

Cemex participates in the LEILAC 2 Project, focusing on low-emission lime and cement production. This initiative aims to separate carbon from the clinker manufacturing process, producing concentrated CO2 for capture or storage. Leveraging its expertise in cement production, Cemex hopes to address technical challenges and optimize implementation during the project’s engineering design phase. The project’s target is to capture 100,000 tons of CO2 per year.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

    Climate Action Deeply Rooted in Our Operations

    Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

▶  Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

49

We are the first company in the cement industry to successfully turn CO2 into carbon nanomaterials directly from flue gases – a potential game-changer in decarbonizing cement production.

Cemex believes the recarbonation of concrete structures over their life cycle should be recognized uniformly in CO2 emissions accounting.

Investing in Breakthrough Innovations

Solar Radiation

Cemex produced the first-ever clinker using solar energy in partnership with Synhelion. This breakthrough technology advances our systematic validation steps and will accelerate full-scale adoption. Synhelion technology harnesses the power of solar radiation to power cement kilns, eliminating the need for other fuel sources. This technology captures 100% of the process carbon emissions, which can be stored or utilized as feedstock for fuel production and enables cement manufacturing to achieve a net-zero level of emissions.

Electrification

In 2023, Cemex and Coolbrook worked to develop optimal electric process heating solutions that can be applied in the cement manufacturing process. Coolbrook’s RotoDynamic Heater technology aims to revolutionize cement production by using electricity to replace fossil fuels traditionally used to heat kilns. When powered by renewable electricity, the technology eliminates CO2 emissions from the fuels heating the cement kilns, an important development in the decarbonization of the industry.

Hydrogen

We launched a pilot in 2023 to increase hydrogen injection at our Rugby, U.K., cement plant as part of our Cemex Ventures’ partnership with HiiROC. This collaboration focuses on new hydrogen injection technology and allows us to significantly scale the adoption of hydrogen in our operations while accelerating our alternative fuels strategy. HiiROC produces hydrogen through a unique plasma process at a lower cost than competing solutions and without a CO2 footprint.

Next Generation Alternative Fuels

Cemex Ventures and Cemex jointly announced an investment in a Spanish CleanTech startup, Waste to Energy Advanced Solutions (WtEnergy). The WtEnergy proprietary technology converts biomass and non-recyclable waste into syngas, a lower-carbon energy solution that can be used in the short-term as a fossil fuel alternative or upgraded in the medium- and long-term to gases such as biomethane or pure hydrogen. The agreement includes two first-of-its-kind projects in our Alicante and Alcanar, Spain, plants, which are largely funded (60%+) by European Union programs – Innovation Fund and Horizon Europe. Additionally, we were awarded €10 million to carry out another project with WtEnergy at our Alcanar cement plant.

Carbon Nanomaterials

Cemex was the first company in the cement industry to successfully turn CO2 into carbon nanomaterials directly from flue gases – a potential game-changer in decarbonizing cement production. Cemex achieved promising lab results with a carbon conversion rate of 70%. Our next step is to scale the technology in a cement plant pilot. The proposed technology can turn CO2 emissions into value-added products, including high-tech materials such as nanofibers, nanotubes, graphene, and carbon black. These materials have applications in several industries, including electronics, automotive, refractory ceramics, agriculture, chemicals, pharmaceuticals, textiles, and construction materials.

Concrete Absorption of CO2

Concrete absorbs CO2 and helps remove greenhouse gases from the atmosphere. Cemex believes the recarbonation of concrete structures over their life cycle should be recognized uniformly in CO2 emissions accounting, carbon footprint methodologies, and CO2 certification removal schemes.

Innovative Uses of CO2

Cemex maintains several research and collaboration agreements with leading universities and researchers worldwide to advance technology aligned with our environmental objectives. One notable collaboration involves ongoing research conducted jointly by Cemex, Universidad Nacional Autónoma de México (UNAM), and Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), two of the most highly-regarded universities in Mexico. This research focuses on innovative applications of captured CO2 from our cement production process. These partnerships demonstrate our commitment to technological innovation and sustainability, supporting our decarbonization roadmap and fostering closer ties between industry and academia.

Lower-CO2 Cement and Concrete Technologies

Cemex continues to explore innovative cement and concrete technologies with a lower CO2 footprint than conventional ones: High-performance materials and novel binders, accelerated carbonation and mineralization processes, new sources of potential alternative supplementary cementitious materials, new admixture technologies, and circular economy solutions that avoid carbon emissions from the extraction, transport, and processing of new raw materials.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

    Future in Action: Our Climate Action Strategy

    First-to-Market Products & Solutions with Sustainable Attributes

    Climate Action Deeply Rooted in Our Operations

    Creating a Circular Economy Starts with Us

    Water, Biodiversity & Air Quality: Conserving Our Links to Nature

▶  Investing in Innovation Inside & Out

    Using Our Voice to Promote a Green Economy

    Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

50

Pioneering Applied Research

Cemex conceives and develops new technologies, materials, and processes to create better solutions that reduce the environmental impact of construction. We work to develop innovative products and techniques that push the boundaries of sustainable construction with forward-looking concepts and approaches that emphasize positive environmental impacts. Through a collaborative approach with customers, we deliver unique, integrated, and cost-effective solutions that consider sustainability and meet the specific performance requirements of the most ambitious projects, attending to market needs and paying attention to evolving regulations.

OUM Wellness

OUM Wellness, a hub for physical, mental, and spiritual wellbeing, was inaugurated in Monterrey, Mexico, in 2023. Designed for maximum environmental and energy efficiency, the project features a tailor-designed precast concrete skin that promotes thermodynamic flows and evaporative cooling, ensuring enhanced interior comfort. Utilizing a combination of Cemex’s Resilia® and Pervia® proprietary technologies, the facade elements allow controlled filtration of exterior air into inner spaces, which is cooled upon contact with recycled water from cooling systems. This bioclimatic system can achieve a reduction in exterior air temperature of 4°C to 8°C.

Casas Betania Project

For the first time, Cemex introduced its digital manufacturing technique, Morphing, in a residential complex in Barcelona, Spain. Morphing utilizes computer advances and Cemex’s Insularis technology to produce complex, non-repetitive building materials with thermal insulation properties cost-effectively. These pieces can be seamlessly integrated into building designs and attached to walls to eliminate thermal bridging, enhancing energy efficiency. This bespoke construction solution is suitable for both new construction and renovations, supporting the wave of building renovations. By providing additional insulation, preventing air leaks, and enhancing energy efficiency, Morphing supports effective retrofitting of existing building stock in cities.

Coastal Shores Rehabilitation

In 2023, we advanced our Rhizolith floating concrete structures concept to rejuvenate coastlines and piloted a solution to combat water pollution in Cocoa Beach, Florida. Collaborating with the City of Cocoa Beach and APTUM Architecture, we customized the geometry, texture, and material properties of the structures to counteract depleted oxygen levels in the water. These Rhizolith structures fostered oyster growth, renowned for their water-filtering capabilities, thereby enhancing water quality by removing nutrients and suspended matter from the water.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

▶  Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

51

3D Printing Technologies

Proprietary 3D Printing Technology

Leveraging our in-house admixtures capabilities, we are substituting the typical mortars used in 3D printing with conventional ready-mix concrete. Cemex’s 3D concrete printing reduces the use of local materials and the CO2 footprint of the built structure, enhances durability, and decreases the price per cubic meter six-fold of the concrete used to build the structure.

3D Construction Printing

Advancing 3D construction printing has been challenging due to the limitation of construction-grade 3D printers that traditionally rely on highly specialized and expensive mortars. Cemex Global R&D and Cemex Ventures have partnered with COBOD, a global leader in construction-grade 3D printers, to overcome this challenge. In 2023, we combined D.fab, our proprietary family of admixture products, and COBOD’s technology for successful real-world applications across the globe. Introducing this new printing solution to our customers in Mexico and the Angola-based construction company Power2Build resulted in the largest 3D-printed concrete building in Africa. Our 3D construction projects also include water tanks in Kuwait, and a three-story building in Saudi Arabia.

Smart Innovation Platform

Our Smart Innovation platform is the umbrella under which we coordinate and provide visibility to all innovation activities across the company including our Future in Action program, as well as other innovation activities related to digitalization and our Urbanization Solutions businesses. The Smart Innovation Platform processes over 1,000 internal innovation ideas every year and manages 120 global innovation projects and over 100 regional innovation initiatives at any single point in time.

Cemex Ventures

Cemex Ventures is our open innovation and corporate venture unit that develops strategic business opportunities through collaboration, partnership, and investment in disruptive companies. It has become one of the top investors, opinion leaders, and key contributors in the construction industry’s entrepreneurial ecosystem. It has 23 startups in its portfolio and is responsible for the world’s largest Construction Startup Competition, an annual event, running over seven years consecutively with an average of 500 startups participating each year.

Leaplab

The Cemex Ventures Leaplab Acceleration program is a cohort-based, 14-week collaboration with high-potential startups designed to address critical challenges facing our company. The program provides a platform to quickly test construction and clean technologies through real-scale pilots leveraging Cemex’s extensive infrastructure and network and with value propositions designed to address critical challenges in the construction industry.

The first two cohorts have bridged our global operations with 10 startups from Israel, the U.K., Spain, Colombia, Mexico, Chile, Austria, and the United States. Real-scale pilots have been executed in 15 countries across all our business lines. Additionally, entrepreneurs joining this program are supported by a crew of 180 internal and external venture capital, entrepreneurship, and construction experts who serve as mentors, pilot leaders, and expert speakers. As a result of the exchange with this group of specialists, startups in the program receive assistance with solutions testing, business advice, educational sessions, and network building.

Learn more about Leaplab

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

▶  Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

52

using our voice to promote a

green economy

We recognize that addressing climate change is ambitious and challenging, which is why we use our voice to drive collective action. Advocating for climate action, we emphasize the importance of policy levers in enabling decarbonization. Our Future in Action strategy guides our development of lower-carbon products, solutions, and processes toward achieving net-zero CO2 emissions. Central to our approach is advocating for policies that support a circular, lower-carbon economy in line with the Paris Agreement’s 1.5°C target. These policies offer significant opportunities for immediate emissions reductions across sectors, including cement and concrete.

As part of our commitment to transparency and thought leadership, we have published company position papers on crucial climate action areas. These documents are available on our website, providing insights into our strategic approach and advocacy efforts.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

▶  Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

53

Our Advocacy At Work

Achieving a sustainable future requires strong partnerships and collaborations across our global stakeholder network: Industry peers, suppliers, customers, policymakers and regulators, non-governmental organizations, and communities. Using our leadership positions, we are working on deepening and strengthening these relationships, engaging others to help us move our sustainability agenda forward.

First Movers Coalition

Cemex is a founding member of the World Economic Forum’s First Movers Coalition designed to drive demand for zero carbon technologies. We actively participate in the organization’s Transportation subcommittee and vigorously promote efforts to decarbonize our industry’s fleets. In 2023, we introduced the first-ever fully-electric ready-mix concrete truck in the Middle East. We are diligently addressing transport emissions and announced a major milestone in 2023: Our fleet now has 1,000 lower-carbon trucks. We continue to collaborate with heavy equipment manufacturers to advance new, lower-carbon vehicle technologies.

United Nations Ecosystem

We have been a signatory of the UN Global Compact since 2004 and, in 2023, reaffirmed our commitment to the UN’s Sustainable Development Goals (SDGs).

In 2023:

●  Our CEO Fernando A. González was a featured speaker at the UN General Assembly & Climate Ambition Summit in New York, where he advocated for accelerating net-zero progress.

●  At COP28, we hosted a global panel on the Circular Economy where we shared highlights from our newly published position paper. In addition, our CEO participated in a COP Presidency panel discussion, lending his industry-leading voice on what we can do to accelerate the construction industry’s contributions to decarbonizing the built environment.

●  Our CFO was the spotlight speaker for the CFO Coalition for the SDGs. In this initiative, global CFOs and corporate leaders work together with investors, financial institutions, and UN agencies to develop recommendations for integrating SDGs into corporate finance.

●  Cemex participated in a panel discussion at the Leaders’ Summit presented as part of UN’s Transformational Governance, where we emphasized the importance of business integrity as a driver for change.

●  We participated as an Early Mover in the Forward Faster initiative that aims to accelerate gender equality, living wage, finance and investment, and water resilience. Cemex was invited to join two areas: Climate action and finance and investment, further signifying our industry leadership.

●  We served on the UN-Habitat Roundtable (United Nations Human Settlements Programme) on “Decarbonizing the Built Environment” during the UN High-Level Political Forum.

Emissions Trading System (ETS) in Mexico

Cemex participates in Mexico’s emissions trading system advisory committee, the Comité Consultivo del Sistema de Comercio de Emisiones (COCOSCE). This industry group brings together the Federal Public Administration, private sector, civil society, and academia for technical consultation, guidance, participation, and advice on emissions trading. The ETS was adopted last year and began implementation in 2024.

Europe Advisory Roles

As active advisors on EU climate initiatives and supporters of the U.K.’s green transition, we have promoted captured CO2 as a tradable commodity. We emphasize recognizing biogenic CO2 from sustainable sources as carbon-neutral and ensuring CO2’s value chain accountability. We also advise the U.K. CCUS regulation, contributing to the Net-Zero Council to aid in decarbonizing cement manufacturing and aligning with the U.K.’s net-zero goals. As part of Our Nature Coalition, we support the EU Nature Restoration Law to mitigate climate change and improve biodiversity through nature restoration.

TED Future Forum

We are a founding member company of the TED Future Forum, an initiative of the TED Countdown focused on accelerating solutions to the climate crisis. During the Forum’s 2023 inaugural event, Cemex assembled a multi-industry panel of sustainability leaders to discuss circularity and its key role in creating a sustainable future.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

▶  Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

54

U.S. Hydrogen Hub

Cemex is part of the California Hydrogen Hub (H2Hub), one of seven clean hydrogen hubs funded by the federal government’s Investing in America Agenda. H2Hubs leverage clean energy technology to produce hydrogen exclusively from renewable energy and biomass. They provide a blueprint for decarbonizing public transportation, heavy-duty trucking, and port operations, all of which are key emissions drivers in California and sources of air pollution that are among the hardest to decarbonize.

Partnerships, Collaborations, Memberships

We believe industry collaborations are essential to accelerate the development of climate action worldwide. We are active members with leadership positions in global, national, and regional industry associations where we operate. Our engagement and leadership give us a platform to advocate and educate, alongside other companies in our industry, for important topics like promoting the use of concrete as an essential material for sustainable construction.

Alliances & Commitments

Cemex signed the Business Ambition for a 1.5°C commitment led by the We Mean Business Coalition.
Cemex joined the United Nations Climate Change campaign “Race to Zero” to rally leadership, support, and mobilization of net-zero commitments.
Cemex is one of 35 founding members of this World Economic Forum coalition where members have committed to zero emissions by 2030 in 30% of their heavy-duty on-highway transport purchase.
Cemex is a founding member of the CFO Coalition for the SDGs, aimed at attracting more capital to SDGs.

Cemex participates in the Corporate Leaders Group Europe (CLG), convened by the University of Cambridge Institute for Sustainability Leadership, and the Green Growth Partnership. This enables us to demonstrate leadership in sustainability, engage in policy advocacy, collaborate with peers, drive innovation, report progress transparently, engage with stakeholders, and build internal capacity for sustainable business practices.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

▶  Using Our Voice to Promote a Green Economy

   Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

55

Memberships & Industry Associations

Cemex’s CEO, Fernando A. González, is the newly elected president of the Global Cement and Concrete Association and has served the organization since 2018 as vice president. His “Decade to Deliver” agenda aims to accelerate decarbonization within our industry.

Cemex is part of the senior advisory group of the European Cement Association (Cembureau), lending its technical expertise and advocacy to help share the industry’s views on issues and policy development.

Cemex serves in numerous leadership positions for the Portland Cement Association, the premier policy, research, education, and market intelligence organization serving United States’ cement manufacturers.

Cemex is a member of the National Chamber of Cement (CANACEM) in Mexico and collaborates with industry peers to advocate and contribute to the sustainable development of the cement industry in the country.

Cemex has been a signatory to the UN Global Compact since 2004. We support collaborative efforts to accelerate sustainability progress: CFO Coalition for SDGs, Just Transition Think Lab, Transformational Governance, UN Guiding Principles on Business & Human Rights, Women’s Empowerment Principles and Target Gender Equality.

FICEM, the Latin American Cement Federation (Federación Interamericana del Cemento), represents the interests of the cement industry in Latin America and the Caribbean. We contribute to advocacy efforts, provide technical support, and engage in sustainability initiatives on behalf of the organization and our industry.

Cemex serves in various working groups within the World Economic Forum and is a founding member of the First Movers Coalition, where it is addressing pressing global challenges.
Cemex is a founding member company of the TED Future Forum, an initiative of the TED Countdown focused on accelerating solutions to the climate crisis.

Joining the World Green Building Council (WorldGBC) and the U.S. Green Building Council (USGBC) aligns with Cemex’s commitment to sustainability, innovation, and responsible business practices, while also providing opportunities for collaboration, advocacy, and market recognition in the green building sector.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

▶  Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

56

Our mission is clear: To

ensure every team member

actively participates in this

transformative journey,

leaving no one behind.

our path to a just & equitable

 transition

Our commitment to sustainability has long been an integral part of Cemex’s business strategy, integrating smoothly with the principles of a just transition. This commitment involves transparent and ethical decision-making, the participative design of inclusive policies, and business practices that extend beyond achieving company objectives. Our focus pursues the well-being of our people, customers, supply chain, and communities.

We recognize a just transition as an important component of our ongoing work within our climate action roadmap. We pursue a just transition through participative engagement with our diverse stakeholders, through innovation, investment in training, and key alliances and partnerships to foster skills through access to green jobs, retention, upskilling, reskilling, and redeployment as we transition to net zero.

Empowering Our Workforce

As we navigate the path towards achieving net-zero operations, our commitment to a just transition extends to our valued workforce. Recognizing the profound impact of these changes, we focus on empowering employees through upskilling, reskilling, and creating new opportunities within a green economy. Our mission is clear: To ensure every team member actively participates in this transformative journey, leaving no one behind.

Through robust processes enriched by listening mechanisms, we identify areas for improvement in capabilities, leadership, performance, and overall employee experience. This feedback informs the creation of transition plans that foster continuous workforce development and promote an inclusive and equitable transition.

Our dedication to workforce development is evidenced through a spectrum of initiatives, including comprehensive development programs, innovative training platforms such as Cemex University, scholarships, and more.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

   Future in Action: Our Climate Action Strategy

   First-to-Market Products & Solutions with Sustainable Attributes

   Climate Action Deeply Rooted in Our Operations

   Creating a Circular Economy Starts with Us

   Water, Biodiversity & Air Quality: Conserving Our Links to Nature

   Investing in Innovation Inside & Out

   Using Our Voice to Promote a Green Economy

▶  Our Path to a Just & Equitable Transition

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

57

Supporting Supplier Transition

Cemex values the integral role of local small and medium enterprises (SMEs) in our supply chain, comprising 60% of our partners. Aware of their challenges, including limited resources and knowledge gaps, we actively collaborate to empower them for a just transition. Leading the UN Global Compact Sustainable Supplier Impact Program, we help SMEs identify and address sustainability gaps, fortifying our supply chain and fostering a broader ecosystem commitment to a fair and sustainable future. Looking ahead, we remain committed to exploring new avenues to support our partners in their sustainable journey.

Empowering Communities for a Sustainable Future

Cemex’s commitment to people extends beyond our workforce to communities and local economies. We actively engage in initiatives aimed at promoting employability in a net-zero economy through comprehensive upskilling and reskilling programs. Collaborations with governmental bodies, evidenced through partnerships in the regions where we operate, showcase our dedication to fostering skills crucial for the future.

Through our involvement in digital skills programs, we strive for swift integration into the workforce, providing individuals with newfound economic opportunities and potential for social mobility. These programs go beyond technical skills, training in essential social and life skills to contribute to long-term job retention.

Similarly, our partnerships in all regions where we operate exemplify our broader commitment to communities. Through these collaborations, local communities engage in activities that contribute to environmental sustainability and economic development. These initiatives create employment opportunities, support local economies, and reflect our dedication to embracing and uplifting the communities in which we operate.

As we move forward, we will continue exploring diverse ways to engage with communities, building on our commitment to fostering sustainability and positive social impact.

Cemex is proud to collaborate in decarbonizing the building materials industry, one of the most challenging sectors to transform. Our climate action strategy is based on innovation, collaboration, and social inclusion and fortifies our commitment to a just and equitable transition.

Cemex 2023 Integrated Report

engaging our stakeholders 100% of our priority sites have Community Engagement Plans in place Engaging Our Stakeholders in What Matters Most Health & Safety: Strategic Priority #1 Our People: Our Competitive Advantage Building a Culture Where Everyone Belongs Our Customers: The Center of Everything We Do Strengthening Our Communities Supplier Relationships: Trust, Respect, Mutual Value

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

▶  Engaging Our Stakeholders in What Matters Most

   Health & Safety: Strategic Priority # 1

   Our People: Our Competitive Advantage

   Building a Culture Where Everyone Belongs

   Our Customers: The Center of Everything We Do

   Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

59

      engaging

   our stakeholders

      in what matters most

Honesty. Respect. Integrity. These are the cornerstones of building a better future as well as the hallmarks of our meaningful relationships with our stakeholders. They are essential to our business just as our products are essential to society’s needs.

We start by listening thoughtfully to diverse voices throughout our global communities. Then, we collaborate openly, aiming to transform challenges into profound opportunities that best serve humanity. This is Cemex, and it’s how we create positive change.

How We Engage Our Stakeholders

Our social strategy prioritizes learning from our stakeholders and defines how we promote open dialogue and customized engagement activities. What’s important to us? Listening, proactively engaging with stakeholders’ key interests, managing risks and opportunities, and setting a clear direction to deliver long-term shared value for our company and the communities where we operate.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

   Engaging Our Stakeholders in What Matters Most

▶  Health & Safety: Strategic Priority # 1

   Our People: Our Competitive Advantage

   Building a Culture Where Everyone Belongs

   Our Customers: The Center of Everything We Do

   Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

60

We believe that a strong health and safety culture directly contributes to SDG 8 and supports SDG 9 by promoting responsible industrialization, resilience, and innovation. It also aligns with SDG 11 by establishing safe workplaces that enhance the overall well-being of urban areas and human settlements.

  health & safety

 strategic priority # 1

Employee lost time injury frequency rate (per million hours worked)

Health and safety is our company’s top value and strategic priority. Regardless of one’s role with Cemex – whether an employee, contractor, supplier, or community member– we strive for everyone to return home safely to their family every day.

In 2023, we continued strengthening our three health and safety focus areas:

●  Zero4Life - We are committed to a work environment with zero injuries. For the past nine years, our Lost Time Injury Frequency Rate has been between 0.5 and 0.6, a positive industry benchmark.

●   Health & Safety Culture - Our standardized global programs instill consistency across geographies and highlight local best practices, so we all learn from each other and foster a common principle of care.

●   Global Well-Being - Four pillars underscore Global Well-Being at Cemex: Emotional and physical health, financial fitness, and workforce experience. Our goal is to support employees and to help them live a happy and healthy life inside and outside of work.

Our Zero4Life Commitment

Zero injuries across our business. That’s our goal. With our passionate commitment to health and safety, we continue to lead the industry in safety. In 2023, our employee lost time injury (LTI) frequency rate was 0.6, and we had a 31% reduction in contractor LTIs in the year. We had zero incidents across 96% of our global operations. These results provide both motivation and clear evidence that our continuous improvement commitment is producing positive outcomes, yet we will not be satisfied until we achieve zero injuries across all our operations.

We have a wide range of strategies that start with integrating health and safety into all operational levels and are framed by our global policy and management system. We monitor leading and lagging indicators, implement regional and local initiatives, and adopt best practices, all in the spirit of continuous improvement.

In addition to our approval and Health & Safety induction process for all contractors, our Contractor Health & Safety Verification program helps us verify that all contractors are qualified and able to comply with health and safety processes while working with us.

More about our Contractor H&S Verification program on page 84 of this report

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

   Engaging Our Stakeholders in What Matters Most

▶  Health & Safety: Strategic Priority # 1

   Our People: Our Competitive Advantage

   Building a Culture Where Everyone Belongs

   Our Customers: The Center of Everything We Do

   Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

61

Fostering A Positive Health and Safety Culture

To reach our Zero4Life goal, we continuously invest in initiatives that strengthen our health and safety culture. From our management approach and systems to our policies and procedures to our training, we have standardized our programs across geographies, leading to innovation and consistency globally. We place great importance on how we manage this top priority.

Our Cemex HSMS is aligned with the ISO 45001 standard. We also align with commitments and best practices outlined by the Global Cement and Concrete Association (GCCA) to incorporate insights from root cause incident investigations and leverage on internal specialist knowledge to establish a robust and proactive system.

Integrating Health & Safety Into Our Business

Health & Safety Management

Our interconnected organizational structure fosters a coordinated, consistent, and collaborative approach to reach our company-wide goal of zero injuries. It starts with our CEO who oversees our health and safety strategy and performance. Our Board of Directors regularly reviews our health and safety performance. Every year, the Sustainability, Climate Action, Social Impact, and Diversity Committee discusses action plans and evaluates health and safety risks. Weekly health and safety performance and monthly result recaps keep our country, regional, and corporate leaders updated on our progress.

Using standardized controls and procedures, our Health & Safety team monitors our progress in the countries where we operate. We have a robust organizational structure and working groups that supervise, report on performance, and share best practices across the company through a coordinated, consistent, and collaborative approach.

●   Health & Safety Functional Network: Health and safety trained company specialists and their teams.

●  Global Health & Safety Council: Corporate and regional representatives who support our Health & Safety Functional Network.

●   Global Health Forum: Group of internal experts leading initiatives to share best practices and help other employees and contractors adopt healthier lifestyles.

Performance Management

Our Cemex Health & Safety Management System (HSMS) empowers our leaders to implement a successful health and safety strategy and adequately allocate resources to training programs across our operations. Our line managers utilize our HSMS for annual self-assessments and for developing annual Health & Safety Improvement Plans for their teams. The system defines performance requirements and goals in accordance with local regulations, helping us assess potential risks and plan mitigation measures. Communication tools are embedded in the system and allow us to share best practices with our operations employees and contractors.

Underpinned by a strong emphasis on leadership and accountability, Cemex management is responsible for validating that health and safety is our overriding priority. The company’s management also validates that we plan, implement, monitor, and review the effectiveness of controls aimed at eliminating or minimizing risks to our workforce or those affected by our business activities.

Every Cemex site has the HSMS in place, and most of our cement sites are certified by ISO standard 45001, an international standard that sets out the criteria for an occupational health and safety management system and provides a framework for organizations to identify, manage, and continually improve their health and safety performance. This standard helps us establish a systematic approach to occupational health and safety and fosters employee well-being.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

   Engaging Our Stakeholders in What Matters Most

▶  Health & Safety: Strategic Priority # 1

   Our People: Our Competitive Advantage

   Building a Culture Where Everyone Belongs

   Our Customers: The Center of Everything We Do

   Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

62

Policies and Procedures

Our Global Health & Safety Policy is the foundation for our health and safety commitment and the cornerstone of our HSMS. This policy establishes clear expectations for all levels within our organization and is applicable to all of our operations. It outlines how to conduct activities that care for the health and safety of our employees, contractors, and those in the communities where we operate. Additionally, it reinforces communication with suppliers, performance reports, and incident investigations. This global policy is applied in all our operations.

The HSMS undergoes regular audits through the Corporate Governance Health & Safety Audits program. This global program conducts cross-regional audits in multiple local operations annually. Operations with implemented HSMS can achieve external certification according to the ISO 45001 standard. This program generates a dynamic of continuous improvement and good practice sharing in health and safety topics across our operations.

Learn more about our policies in our website

Training & Collaboration

Continuous training of our workforce represents a strategic investment in empowering and cultivating a highly trained and safety-conscious global work-force that transcends compliance. We continually update our training programs so our employees have the knowledge, skills, and experience to perform their jobs safely.

In 2023, we created the Health & Safety Leadership Development Process to enhance leadership skills among operational line managers and supervisors. This initiative includes identifying strengths and opportunities, implementing development plans, and aligning health and safety capabilities with career pathways. Following three successful pilots, we plan to implement this program across our regions in 2024.

Complementing our safety initiatives, the Visible Felt Leadership (VFL) practice creates a structured platform for leaders to actively connect with front-line employees and contractors, fostering open communication on health and safety matters. In 2023, our leaders engaged in nearly 283,000 VFL onsite interactions, underscoring our dedication to transparent dialogue and the ongoing improvement of safety practices. Over the past decade, VFL has consistently delivered benefits such as heightened safety awareness, improved incident reporting, and enhanced safety culture.

In 2023, we expanded our commitment to include an online version of VFL training for our leaders. This platform reinforces effective onsite engagements while also covering the broader concept of VFL requirements on a day-to-day basis. The versatility of VFL offers general benefits, including improved safety communication, strengthened leadership engagement, and a proactive safety culture that resonates throughout the workforce.

 283,000

VFL onsite interactions between

leaders and front-line workers

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

▶  Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

63

We go beyond training and leverage technologies to advance our Zero4Life goals.

Safety Is Everyone’s Responsibility

Near Miss/Hazard Alert System

Cemex continues its decades-long practice of actively involving employees and contractors in controlling risk and preventing incidents. Our Near Miss/ Hazard Alert System advises management of potential health and safety risks by those who see it firsthand. Our Intelex App allows for near-miss reporting hazards, inspections, and health and safety leadership visits — anytime, anywhere — enabling prompt reactions to prevent injuries. For offline workers, we’ve introduced an additional mobile Zero4Life solution and anticipate it will provide the same capability to capture near-misses and hazard alerts.

Our global procedures include guidelines to investigate work-related injuries, occupational diseases, and incidents. The goal is to learn from previous occurrences and replicate these learnings in all our sites. Root-cause analysis of injuries and occupational health cases will help us learn from past incidents, yet we want to do more. We are tracking new predictive safety indicators designed to monitor and measure the effectiveness of our initiatives, identify hotspots, and develop preventative actions. All data has been integrated into our Global Health & Safety indicators dashboard, allowing for greater learnings and insights across our operations.

Streamlined Global Corporate Governance Audits

Our annual corporate governance audit program evaluates an average of 40 global operational sites each year, ensuring comprehensive coverage across all countries within a three-year cycle. An “operational site” is not restricted to a single location and encompasses operations that may involve multiple sites or facilities, such as concrete plants. The primary objective is to conduct an independent assessment of compliance within our health and safety management system, providing valuable feedback and improvement recommendations.

Leveraging Our Expertise to Protect Vulnerable Road Users

Just as we adopt innovative approaches to safety for our drivers and contractors, we are doing the same for motorists, motorcyclists, cyclists, pedestrians, and other vulnerable road users. We draw on our knowledge and collaborate with others to promote best practices in the communities where we operate. Working with educational institutions, traffic authorities, community groups, and civil society organizations, we implement awareness campaigns on road safety, regulation compliance, and accident prevention. Tapping our best and brightest, Cemex employees teach defensive driving and the importance of road safety basics to members of these communities while explaining the safety features of our vehicles.

In Colombia, for example, over 50,000 people participated in awareness campaigns involving vulnerable road users and stakeholders. The initiative extended to approximately 2,000 motorcyclists from leading delivery companies, fostering alliances with government entities, motorcycle manufacturers, and transportation companies.

We go beyond training and leverage technologies to advance our Zero4Life goals. Our trucks are equipped with vehicle sensors, camera systems, mobile apps, and GPS tracking, crucial elements in safeguarding vulnerable road users. These features aim not only to meet but to exceed local legislative requirements, exemplifying our dedication to exceeding safety standards.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

▶  Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

64

99% of company-owned vehicles in Mexico had geofencing and telematic data available by year-end 2023

Using Technologies to Advance Our Zero4Life Goal

Technological advancements enable us to improve safety at our operational sites and in how we transport materials. We continued to leverage digital technologies in 2023.

We have explored using artificial intelligence to enhance and optimize safety, along with other innovative strategies, including mobile and digital solutions and process improvements, virtual reality training in real and controlled environments, using drones to anticipate and mitigate risks, safety assistance systems, and telematics data.

Artificial Intelligence (AI)

AI is one of the most promising technologies to help us reduce health and safety incidents. We are exploring how to leverage AI and computer vision models to reduce incidents at our facilities and customer job sites. We are training, testing, and refining two models that target the most significant contributors to safety incidents for our company: Personnel presence in restricted areas and moving vehicles. Our learnings from these tests in Mexico will allow us to optimize functionality and efficiency.

Mobile and Digital Solutions

In 2023, we continued to expand our safety processes by developing mobile and digital solutions. These solutions allow our workers to use their mobile devices to register safety procedures before starting any task or to capture near misses, unsafe conditions, or acts. We expect to continue to implement these solutions in all the countries where we operate.

Telematics

Telematics data provides real-time information about trucks and drivers’ conditions. Linked to our Transportation Control Tower in Mexico, geofencing technologies and telematic data provide information about driver fatigue and distractions, speeding, route deviations, and vehicle maintenance. By the end of 2023, this realtime data was available for 99% of our company-owned vehicles, 87% of contractor vehicles in Mexico’s supply chain area, and almost all of Cemex’s light vehicles.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

▶  Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

65

Our Holistic Approach to Wellness Global Well-Being Program In 2023, we advanced our Global Well-Being model launched in 2022 focusing on four key pillars:

Emotional Health: Promotes a healthy state of mind through exercises that contribute to managing emotions and building resilience to enhance mental well-being and address worker stress. This involves virtual or in-person conferences, recreational activities, workshops, and support hotlines.

Physical Health: Encourages physical health through regular exercise, well-balanced nutrition, sufficient rest, and regular health checks to prioritize physical health, encompassing recreational races, exercise clubs, walks, cycling, nutritional tips, and health check-ups.

Financial Fitness: Develops personal financial skills including day-to-day spending, insurance, and retirement planning to enhance employees’ financial health.

Workforce Experience: Fosters work-life balance through awareness campaigns that reinforce employee data protection, respect for their time, and acknowledgment of the right to disconnect. The company also offers flexible work arrangements to further promote work-life balance.

This holistic approach to wellness helps our employees enhance their quality of life inside and outside of work. A tracking tool is built into the model that helps identify gaps, develop programs and activities, and monitors progress on our key pillars.

Health Essentials Initiative

Health Essentials is our global health campaign designed to reduce the prevalence of health risks and encourage employees to live a healthy lifestyle on and off the job. The campaign features easy-to-understand materials on 12 occupational and preventive health topics. Areas such as Lung Power and Safeguard Your Back address occupational risks, while topics like Healthy Heart and Vaccines promote a healthier lifestyle and aim to reduce the number of days lost due to illness. Cemex employees worldwide receive health tips and standardized guidelines through our global knowledge-sharing system, reinforcing our commitment to employee health and wellness.

Recognizing Health & Safety Excellence

We proudly honor top-performing business operations and employees through our annual Global Cemex Awards, recognizing excellence in categories like Zero4Life, Contractor Management, Fit4Life, and Best & Most Improved Business Sectors.

In 2023, our accomplishments received external validation, with 20 awards granted by governments, organizations, and industry associations. These awards and recognitions emphasize a strong health and safety culture and highlight our commitment to exemplary health and safety practices.

This holistic approach to wellness helps our employees enhance their quality of life inside and outside of work.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

     Health & Safety: Strategic Priority # 1

▶  Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

66

Our efforts to provide our employees with competitive compensation and a safe, healthy, and respectful work environment directly contribute to SDGs 5 and 8, as well as our priority SDG 9, as we aim to establish a workplace that can withstand challenges, adapt to changes, and contribute positively to both the industry and the broader society over the long term.

   our people:

 our competitive advantage

Our more than 46,000 employees are our driving force as they innovate and produce essential products safely and efficiently each day to build a better future. We invest in capability-building programs, fostering leadership skills to unlock their full potential and cultivate a diverse, engaged, and loyal network. Continuous opportunities for learning and growth underscore our commitment to their development, ensuring a talented and devoted workforce across the organization.

Cultivating an Engaged Workforce

Employee Feedback

We track what’s important to employees worldwide through our Workforce Experience (WE’X) Survey.

Our 2023 Employee Net Promoter Score (eNPS) surged to 57, a significant improvement from 45 in 2022, showcasing consistent excellence and a commitment to enhancing the employee experience. Surpassing our 2030 eNPS goal of 43, we are dedicated to creating a workplace where employees feel valued and thrive.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

     Health & Safety: Strategic Priority # 1

▶  Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

67

Our Global Workforce

(percentage by type)

Updated Core Values

On its path toward sustainability and innovation, Cemex has updated its core values. Prioritizing health and safety, customer focus, integrity, unity, innovation, and diversity, these values guide decisions at Cemex. The addition of Foster Innovation signifies a commitment to creativity, experimentation, and change in line with industry leadership in the digital journey. Embracing Diversity underscores Cemex’s dedication to integrating diverse backgrounds and perspectives, capturing the value that these experiences and ways of thinking bring to Cemex. This update maintains Cemex’s historical integrity while shaping a stronger, forward-thinking company.

As part of our Talent Management process, we conduct an annual evaluation to monitor our adherence to our values, which impacts around 12,000 of our employees.

Work-Life and Digital Well-Being at Cemex

Work arrangements are important to our employees, and we provide a wide range of options to meet their needs: Flexible work schemes, breastfeeding facilities, childcare facilities or contributions, paid family or care leave beyond parental leave, and extended maternity and paternity leave. We also actively monitor work hours, overtime, and schedules and have robust systems to control shifts in our operations.

Our Digital Citizenship guidelines, launched in 2021, seek to align the benefits of digital technologies that are essential in our day-to-day work with the well-being of our employees. We continuously work to create an environment where work-life harmony and responsible digital practices coalesce, empowering our workforce to thrive professionally and personally.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

     Health & Safety: Strategic Priority # 1

▶  Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

68

We created a robust

organizational design to

better support our Future

in Action goals across the

company.

Rallying Around Our Net-Zero CO2 Goal

Delivering a just transition toward a low-carbon economy requires us to take decisive steps to strengthen our sustainability culture and align our workforce toward becoming a net-zero CO2 company. With our Future in Action program as the foundation, we continue to address organizational design, tie a portion of variable compensation to the achievement of our CO2 reduction goals, and promote sustainability training. This approach propels us toward our environmental objectives and serves as a powerful engagement tool, fostering a shared commitment to a sustainable future.

Enhanced Organizational Design

In 2023, we created a robust organizational design to better support our Future in Action goals across the company. We refined our operating and technical teams to address specific roadmaps, initiatives, and processes in our Future in Action program. We expect to continue to evolve and enhance our structure so we may accelerate actions that help us meet our climate targets.

Executive Variable Compensation

Since 2022, we’ve enhanced our Executive Variable Compensation program to include our ambitious carbon reduction goals as a variable. We also expanded the program to incentivize more than 4,500 eligible executives, which represents 10% of our global workforce. Our goal: Steer the company in reaching its organization-wide sustainability commitment.

While regional objectives vary, executing in support of our CO2 targets carries a weighting of +10% or -10% in annual executive variable compensation. The yearly variable compensation for our executives is determined based on both overall business performance and individual performance management outcomes. This includes evaluating employee

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

     Health & Safety: Strategic Priority # 1

▶  Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

69

Developing People, Delivering Performance

Attracting, retaining, and developing the best talent requires us to offer accelerated opportunities for growth in a transparent, inclusive, and rewarding environment. Our talent management cycle has a set of three interconnected processes: performance management, talent management, and succession management. Working in concert, these cycles look to maximize our organization’s performance potential.

Performance Management

Our Performance Management Process cascades goals to the organization, starting with the CEO, aiming to ensure that individual and team goals align with our company values and priorities. We use a 360° evaluation, a comprehensive feedback process where supervisors and employees assess performance from multiple perspectives, to assess what they achieved and how they achieved it based on our six corporate values. Our continuous feedback loop empowers our employees and supervisors to discuss, set, and evaluate performance goals collectively. These collaborative discussions foster personal and professional growth aligned with our evolving organizational needs.

Talent Review

Our Talent Review Process relies on insights gathered from our performance management results. This process encourages an equitable and thorough evaluation of employees using two criteria: Performance and promotion readiness. Leaders engage in employee discussions and calibration with peers, listening to different perspectives and defining development plans. This approach provides supervisors with a holistic evaluation of their team members, which is then shared individually during feedback sessions, promoting a culture of continuous improvement.

Succession Management

Succession Management leverages insights from the talent review conversations and enables us to build a talented pool of leaders with functional skills and business understanding to successfully implement our strategy. One of our main objectives is to identify and develop people with the potential to fill leadership positions. We strive to offer them opportunities to build experience and capabilities while strengthening our talent pipeline. This allows employees to meet career development expectations, challenges them with new professional development opportunities, and prepares them for future roles.

Our processes also help the company make informed decisions on staffing choices, participation in Leadership Development Programs, and potential challenges or gaps in our global talent needs. Serving as our guide, this leads us toward effective and forward-thinking initiatives while fostering continuous talent development.

Competitive Compensation and Benefit Packages

When our people have the resources they need to live healthy, fulfilling lives, they bring their best to the workplace. We believe that our competitive compensation and benefits packages are key contributors to a superior workforce experience. We evaluate our local competitiveness, inside and outside our industry, in the markets where we operate every two years. Our learnings help us recognize trends in specialized areas like technology and sustainability and provide benchmarks to ensure we remain competitive to attract and retain talent.

Our benefits programs include health and wellness, financial and retirement, time off and leave, and work-life balance schemes, such as flexible working hours. We constantly monitor and review our benefits offerings to ensure we are meeting the needs of our workforce.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

     Health & Safety: Strategic Priority # 1

▶  Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

70

Cemex University Recognized for Learning Excellence

Cemex University helps build critical business capabilities, creating a culture of continuous development by offering employees learning and development programs aligned to our values and our strategic priorities. In 2023, Brandon Hall again recognized Cemex University with two Learning Excellence Awards.

Gold – Best Learning Program Supporting a Change Transformation Business Strategy: Carbon Neutrality Essentials

Cemex pledged to become a net-zero CO2 emissions company by the year 2050 and introduced a learning experience to align employees with the company’s sustainability goals and strategy. Carbon Neutrality Essentials is now the most widely completed course within Cemex.

Gold – Best Advance in Leadership Development: Ignite

A flagship Leadership Development Program, Ignite targets high-potential managers and offers a blended learning program to enhance their growth potential:

●  Online learning

●  Mentorship by Cemex senior leaders

●  Live sessions with recognized speakers

●  Sustainable and wellness challenge

●  Social activities

●  Innovation projects

●  Project presentation to teams, leaders, and sponsors

Learn more about Cemex University

Learn more about Cemex University Academies

   on page 216 of this report.

Enhancing Strategic Human Resources

At Cemex, Human Resources (HR) is a strategic asset and top partner within our organization. All HR efforts are aligned with our overall strategy and focus on three key areas: Enhancing our workforce experience; efficient and effective HR processes; and transparency and access to information. Partnering with best-in-class service providers and platform technologies, our HR function continues evolving to provide a unified Cemex experience.

We are committed to evolving our human resources service delivery model through continuous improvement, adaptation, centralization, and automation of transactional activities and processes.

Digital technology and artificial intelligence are fundamental to this commitment and provide us with better data and decisions and greater efficiency. We have a clear roadmap of technological innovation that enhances existing platforms like Success Factors, Service Now, and Spark!, our intranet. We provide our employees with these interactive digital tools for easy access to daily human resources services and to help them develop their full potential.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

     Health & Safety: Strategic Priority # 1

     Our People: Our Competitive Advantage

▶  Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

71

Our diversity, equity, and inclusion efforts are designed and focused toward achieving SDGs 4, 5, 10, and 17, and our priority SDG 11 in the scope of our operations.

building a culture where everyone belongs

Achieving Our Diversity, Equity, and Inclusion Milestones

In 2023, we continued creating an inclusive and respectful workplace that values diversity. Our commitment enables us to build diverse teams that encompass a broad range of characteristics, including gender identity, age, race, religion, disabilities, and beyond*. Our diverse teams help foster an environment that encourages various perspectives, backgrounds, and life experiences.

We embed Diversity, Equity, and Inclusion (DEI) in our daily operations in five key areas:

●  Integrating Embracing Diversity as a core value

●  Driving gender and multicultural representation in senior leadership

●  Embedding inclusion in all aspects of our workforce experience

●  Acknowledging participation in affinity groups

●  Providing physical and emotional safety and wellbeing to our people

*For a comprehensive list, please refer to our Global Workplace Diversity, Equity & Inclusion Policy.

Our DEI Framework Our updated framework guides our efforts to maintain a diverse, equitable, and inclusive workplace.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

     Health & Safety: Strategic Priority # 1

     Our People: Our Competitive Advantage

▶  Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

72

Embracing Diversity: A Core Value

In 2023, we formalized on our company culture and values and integrated Embracing Diversity as one of our core values. This underscores our pledge to foster an inclusive culture, drive innovation through diverse perspectives, and celebrate every individual’s uniqueness.

DEI Governance

Governance serves as the cornerstone of our DEI framework, providing the essential structure and oversight to facilitate the effective implementation of each component. Our commitment to DEI is a collective responsibility that starts with leadership, ensuring these values resonate throughout the organization. Our governance model establishes the groundwork for fostering an inclusive culture, advocating for equal opportunities, and upholding accountability across all organizational levels.

While our DEI strategy operates globally, our initiatives are tailored to meet local needs across our operations. Over 100 executives from every region actively participate in local diversity committees. Their responsibility is to collaboratively design local initiatives that address specific challenges and align with existing DEI practices.

DEI Policies, Guidelines & Processes

Cemex is committed to providing non-discriminatory recruitment processes, facilities, and services to meet accessibility requirements globally and locally. Our established global policies, processes, and platforms sustain this commitment and are available internally and externally in our Policy Center and the DEI section of the Cemex website. We also provide visibility to internal and external applicants for open positions at any of our locations through our website’s Global Job Site section.

Training and Audits. Cemex strongly emphasizes ongoing employee development and compliance with our Global Workplace Diversity, Equity and Inclusion Policy, Global Workplace Non-Discrimination, Non-Harassment, Non-Bullying, and Non-Retaliation Policy as well, for which training is also provided.. When necessary, employees may be requested to attend essential training sessions, with written confirmation of participation. The identification of employees in need of training is managed internally. Additionally, audits to ensure policy compliance may be conducted, aligning with our commitment to fostering an inclusive and respectful workplace.

 +100

executives from

every region actively

participates in local

diversity committees

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

    Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

▶  Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

73

+560 more women in our workforce in 2023 vs. 2022

Gender Representation

In line with the UN Global Compact’s Forward Faster initiative, we have set targets in our recruitment process and defined a roadmap for increasing gender representation in our company. With a 2030 goal to increase women’s representation in senior leadership to 30%, we have seen a steady increase of women in roles across different levels over the past three years. While progress has been made with a steady increase in women across various roles, we acknowledge the need for continued focus and action to achieve our objectives.

Global Women Network

Our Cemex Global Women Network is a mentorship program that brings together strong, visible female senior leaders and emerging female talent. We have 60 trained senior leaders who are mentors to 80 high-potential females. In addition, we launched additional local women networks in several countries and now have more than 240 women participating in affinity groups.

Construrama Network

We support women’s participation in the construction industry to close the gender occupational gap. We are leading the way by leveraging the Construrama network, the largest construction materials distribution network in Mexico and Latin America.

Launched in 2017 by Cemex, Mujer Construrama encourages the exchange of ideas and experiences for advancing women’s talent and leadership in the construction industry. Today, it’s one of the region’s most important annual summits to promote business growth strategies and management and to recognize and celebrate women’s participation in the construction industry.

Empowering Women in Communities We Serve

Building Autonomy Program

UN Women’s Second Chance Education and Vocational Learning Program

We continued to work closely with the UN Women’s Second Chance Education and Vocational Learning Program in Mexico. More than 300 women who wanted to start a business or secure a job to improve their income participated in the program, which teaches commercial, financial, product development, and digital skills.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

    Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

▶  Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

74

Inclusion in Our Workforce Experience

Inclusion promotes a sense of belonging for all. It demands that we actively identify, address, and remove barriers to inclusion in all processes and decisions. When our people are in an inclusive and safe environment, everyone feels empowered to share their unique perspectives and experiences. This increases our chances of developing genuinely transformative solutions for our customers, operations, and the planet.

80%

of employees agree: “Cemex has created an environment where

people with diverse backgrounds

can succeed”

Cemex WE’x Survey (2023) – Global Results

Inclusivity Training

We continue our inclusivity training, and over 80% of our workforce believes that people with diverse backgrounds can succeed at Cemex, demonstrating a year on year improvement. Some of our inclusivity programs include:

●  Unconscious Bias Training: We again offered Unconscious Bias training for our employees to build awareness and provide tools to eliminate potential discriminatory behaviors. Since 2019, more than 6,500 employees across our business have participated in the course. In 2023, close to 930 employees were trained.

●  Cemex Inclusive Leadership Programs: As of 2023, more than 4,900 managers have participated in these tailor-made in-house programs to accelerate the path toward achieving our DEI goals. These programs focus on people managers and create awareness of inclusion in the workplace while teaching leadership styles.

●  Board Readiness: DEI is part of the board readiness program to ensure everyone at Cemex – including our board members - is aligned with our values and aspirations.

●  Cemex University Culture & Values Academy: Helps employees learn about Cemex and how we practice Our Values, Ethics, Diversity and Compliance. This Academy had close to 30,000 completed courses during 2023.

●  Global Leadership Development Programs: Our flagship programs that aim to develop our future leaders incorporate DEI concepts and conversations to foster a profound reflection.

Measuring Our Progress

Tracking progress on our actions enhances our decision-making and holds us accountable for achieving our desired impacts.

●  Listening to Our Workforce: Our Workforce Experience (WE’x) Survey includes a subset of items that provide valuable feedback to measure our progress and opportunities for improvement.

●  Unbiased Recruitment Processes: Our structured recruitment processes help us eliminate bias and select candidates based solely on their qualifications and skills.

●  Equal-Pay Assessment: Our in-house gender pay equity model helps us avoid biases regarding compensation for the same or similar job. The most recent analysis for all executive positions confirms that gender is not a significant variable when establishing the salaries of our employees. This analysis is completed every two years.

●  Following the UN Global Compact Women’s Empowerment Principles: We are signatories to the UN Global Compact Women’s Empowerment Principles, a guidepost to promote women’s empowerment in the workplace, marketplace, and community. Our participation provides direction on the gaps we need to address to continue advancing our DEI Framework and building upon our commitment to promote equality and representation in our company. In 2023, we became signatories to the UNGC’s Forward Faster gender chapter.

●  Benchmarking Our Progress: We collaborate with third parties aiming to uphold the highest DEI standards. As part of our efforts, we’ve participated in McKinsey’s Women Matter in several regions and have gained a broader perspective on potential actions to accelerate change within our company.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

    Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

▶  Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

75

Our strong commitment to helping our customers succeed and providing a superior experience contributes to SDG 8, and our determination to build sustainable cities and communities contributes to our priority SDGs 9 and 11.

 our customers:

the center of everything we do

70 NPS achieved in 2023 the goal we set for ourselves to achieve in 2030

Customer-Centric Mindset Pays Off

At Cemex, we place our customers at the center of everything we do. Our relentless focus on our clients helps us build a best-in-class customer experience that is a competitive advantage and a powerful differentiator for our company.

Key Customer Experience Indicator

measured by Net Promoter Score methodology

Customer Feedback

To help us address service challenges our customers may face we established Service Committees across regional operations over five years ago. These committees foster enhanced two-way customer communications and, following customer feedback evaluation, local multidisciplinary teams implement actions to consistently enhance customer service and address requests. Select customers participate in research, providing valuable feedback to co-create Cemex’s transformation and innovation.

Partner of Choice for Products and Solutions with Sustainable Attributes

We strive to be the partner of choice for all projects and emphasize our commitment to provide products and solutions that consider sustainability. With this goal in mind, we continuously innovate and develop construction products and solutions with sustainable attributes, including Vertua®, our portfolio of products and solutions with a range of sustainable attributes and our line of lower-carbon products with the industry’s first-ever net-zero CO2 concrete.

Learn more about our products and solutions with sustainable attributes on page 30 of this report
Learn more about Vertua®

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

    Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

▶  Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

76

A Tailored Learning Experience

In 2023, we strengthened the knowledge of our technical teams through the Early Conversion initiative. This program involves training sessions and the sharing of best practices across regions. Simultaneously, we enhance our commercial teams’ understanding of green building standards, empowering them to offer valuable guidance to customers seeking green certifications.

The Cemex University Commercial Academy, a continuous global learning experience, prepares our commercial teams worldwide to become trusted advisors for our customers, helping them achieve their sustainable construction goals.

Our Academy’s employee-driven Leap Sales program empowers our sales force with specialized masterclasses focused on sustainable construction, supporting our goal of achieving net zero CO2 by 2050. The program provides a tailored learning experience for our commercial advisors and managers, helping us further align our teams with our customer-centric mindset. In 2023, we added three new masterclasses for our global sales force to increase their knowledge of sustainable construction trends. More than 1,900 advisors and managers have participated in this continuous learning program since 2021.

Customer Journey Experience

Our Customer Journey Experience (CJE) program, proactively improves our customer experience from the inside out. Active in all regions, a CJE visit to a company location or customer site, allows participants to observe, listen to, and experience all moments of the customer journey. This exploration provides participants with new opportunities for continuous learning and improvement. As of 2023, more than 1,200 employees have participated in the program.

We cultivate expertise within our teams on our products’ sustainable attributes.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

    Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

▶  Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

77

Digital First Customer Experience

We place digitalization at the core of our service improvement efforts. Our commitment to adopt digital technologies is reflected in our comprehensive integration of digital solutions throughout our operations. Cemex Go stands out as our flagship digital solution, symbolizing our dedication to enhancing customer experiences.

Going beyond commercial processes, our digital strategy permeates every aspect of our business. From operations, production, and the supply chain to administration and support services, we have digitized processes to enhance customer experiences, increase efficiency, and foster growth.

What began as Cemex’s digital transformation six years ago has evolved into an ongoing journey, shaping an unparalleled omnichannel experience for our customers. Our dedication to customer satisfaction is highlighted by our Digital First philosophy, aiming for internal processes to align seamlessly to support a customer-centric experience. This approach transforms every customer-facing role into that of a digital promoter, embodying our commitment to active listening and continuous improvement.

Cemex Go

Cemex Go is the digital platform that transformed the way in which customers interact with the company. It is our flagship digital solution for customers worldwide that provides better services through digitalization. Cemex Go covers our customers’ main business needs, helping us deliver a superior customer experience while making us a more efficient company.

Cemex Go Acceleration Program

Cemex created its Cemex Go Acceleration program to achieve complete digital adoption among customers, seamlessly integrating our digital solutions. Currently piloted in Houston, the program has achieved 60% adoption, up from the previous 48%. With confirmation that we are moving in the right direction, we expect to initiate the program throughout all regions in 2024.

Customer Relationship Management

Cemex Go CRM is our commercial advisors’ main digital tool that helps them manage customer relationships more efficiently and systematically. Currently available in multiple geographies, we continue upgrading the tool and releasing new features to help commercial teams save time planning and managing daily activities by personalizing customer follow-up activities such as demand planning. We have also integrated Artificial Intelligence (AI) that optimizes our commercial team’s efforts through data-driven insights.

Smart Service Centers

In 2023, we significantly advanced standard processes and platforms leveraging data to enable rich, agile, and personalized customer interactions. We are continuing to evolve our service centers to fully support a seamless, integrated, and digital customer experience under best-in-class global standards and performance management practices.

A Full Digital Experience for our Customers (Cemex Go by the Numbers)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

    Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

▶  Our Customers: The Center of Everything We Do

    Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

78

CONTENTS 1. SETTING THE PACE 2. DEMONSTRATING COMMITMENT THROUGH ACTION 3. AN EXCEPTIONAL PERFORMANCE 4. ENVIRONMENTAL EXCELLENCE 5. ENGAGING OUR STAKEHOLDERS Engaging Our Stakeholders in What Matters Most Health & Safety: Strategic Priority # 1 Our People: Our Competitive Advantage Building a Culture Where Everyone Belongs Our Customers: The Center of Everything We Do Strengthening Our Communities Supplier Relationships: Trust, Respect, Mutual Value 6. LEADING WITH INTEGRITY 7. APPENDIX Digital Solutions Enhance Customer Journey Cemex has long been a pioneer and first-mover of accessible, scalable digital solutions. We continue to set the pace within our industry by incorporating digital solutions in the customer journey. Currently, about half of all possible customer interactions are conducted via our digital platforms. Professional Self Builders (PSB) Portal: PSB delivers a full ready-mix experience for self-builder customers through a simple and fast online solution that guides them to select the right concrete products, place orders, and pay online, in half the time. Currently, Cemex PSB is available in Mexico, the U.S., the U.K., and Colombia. E-Commerce Solutions: Construrama.com is boosting Construrama, the largest building materials distribution network in Mexico. Today, more than 300,000 online users purchase more than 51,000 product variations via website or app. Ready-Mix Go: This digital platform allows customers to fully manage their orders, including online confirmation and real-time tracking via the web and mobile platforms. Customers have full control throughout the journey of their ready-mix orders. Artificial Intelligence (AI): In our customer-centric evolution, AI transforms customer service across touchpoints, streamlining transactions for a seamless user experience. Analytics decode customer interactions, proposing service enhancements, while an AI-driven visibility app enables personalized conversations by identifying customers and providing contextual information. Intelligent routing boosts productivity, directing customers to suitable agents. Beyond service, AI drives our dynamic pricing engine, adjusting prices in real-time based on market conditions. At the forefront of our commitment, AI delivers personalized, efficient, and data-driven solutions. Cemex Link: Allows customers to interact directly with our systems via digital platforms and Application Programming Interfaces (APIs). By allowing systems to talk, Cemex Link helps customers from all geographies reduce operating costs, optimize internal processes, and automate tasks such as orders, invoices, and payments. Going Paperless: Cemex’s paperless strategy enhances productivity and saves resources by encouraging the digitalization of internal and customer processes. As of 2023, 84% of our invoices were delivered digitally, putting us on track to achieve our global paperless goal.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

    Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

▶  Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

100% priority sites with Community Engagement Plans

79

Our Social Impact Strategy advances Cemex’s priority SDGs—9, 11, 12, and 13. Through strategic collaborations with international partners, we scale our contributions, promoting a sustainable future for communities and facilitating a just transition to a low-carbon economy.

  strengthening our

   communities

At Cemex, we recognize that our actions today shape a better tomorrow. Embracing ethical business practices, environmental sustainability, and social responsibility, we aim for positive change on issues where we can make meaningful contributions. With transparency, accountability, and dedication, we work in partnership with the communities where we operate to foster diversity and inclusion and champion innovation for social good. Our Social Impact Strategy guides us in these endeavors.

Our process is structured to identify and manage risks and impacts from our operations. It includes developing, evaluating, and tracking action plans and communicating outcomes through community engagement. This comprehensive approach includes stakeholder identification and the facilitation of inclusive, responsive, and substantive dialogues with our communities. Risks and impacts, including those related to human rights, are meticulously identified in this process.

Our Social Impact Strategy

At the heart of our commitment lies a comprehensive approach across four focus areas:

People: We support community members in accessing education and workplace training fostering collaboration toward an environment that promotes inclusive, long-term upward mobility.	Structures: We leverage our expertise and quality building materials to improve standards on livable housing and essential infrastructure in the cities and communities where we operate.

Economy: We support organizations and individuals in developing sustainable development and entrepreneurship skills to foster a sustainable economy and lay the groundwork for a just transition.	Cities: We actively contribute to resilient and equitable communities, emphasizing the development of green spaces, services, and infrastructure to harmonize the natural and built environments.

Cemex’s Community Engagement Process

Our Community Engagement Process involves active collaboration with the communities where we operate. Developed in alignment with ISO 26000 principles, our dedicated Community Engagement Committees supervise and implement this process. These committees include members from Cemex’s Social Impact, Enterprise Risk Management, Communications, and Public Affairs departments.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

    Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

▶  Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

80

+79,600 youth trained as of December 31, 2023

Creating Lasting Positive Social Impact

In 2023, we sustained our goal of lasting positive impact by collaborating to strengthen community resilience and accelerate a just transition towards a sustainable economy. Through strategic partnerships, we amplify our impact by addressing societal challenges innovatively. Our engagement with local organizations seeks to provide effective project benefits for communities.

Despite industry challenges like pollution, traffic, and biodiversity loss, we strive for resilience, circular economy practices, and nature-positive actions. Our dedication reflects our pursuit of positive, lasting changes for people and the planet. We actively work to mitigate impacts, anticipate risks, and collaborate to provide effective remediation efforts on our journey toward a more sustainable future.

People
Cemex’s climate strategy extends beyond emission reduction, aiming to contribute toward a sustainable, circular, and inclusive economy.

Rooted in innovation, collaboration, and social inclusion, our efforts in contributing to decarbonizing the building materials industry is coupled with a vision for a just and equitable transition. Through assisting in providing access to education and workplace training, we aspire to shape a greener, fairer, and more human-centered future for our workers, suppliers, customers, and communities.

Circular Economy Education

For the past 10 years, we have positively impacted more than 37,000 people in schools and neighboring communities across the U.K., Poland, Spain, Mexico, Panama, Nicaragua, Guatemala, Puerto Rico, Colombia, and the Dominican Republic by contributing on education programs on the circular economy. These initiatives educate the younger generation about the challenges of the linear economy and highlight the transformative benefits of a circular economy. Cemex will continue to leverage its expertise on the subject and community engagement processes to further promote these programs in more communities.

Youth Employability

Our global and local programs and partnerships contribute to improve youth employability skills,

reduce youth unemployment, and create lasting positive impacts in the cities and communities where we operate.

Global Alliance for YOUth

Five years ago, as a member of the Global Alliance for YOUth (All4YOUth), Cemex publicly committed to contributing to increase employability skills of 65,000 youth by 2022. To date, our education, employment, and entrepreneurship initiatives have impacted more than 79,600 youth across our operations, mainly through the NEO program.

New Employment Opportunities (NEO) Program

Our participation in the NEO program in Mexico, a joint effort across private, political, educational, and civil society sectors, is promising. Program graduates demonstrate lower job turnover and enjoy earnings above the norm. By the close of 2023, over 46,500 individuals completed the training, with 79% experiencing increased income within six to nine months post-program.

Women’s Economic Empowerment

Positioning women as catalysts for change within their families and communities drives progress on gender equality and fosters inclusive economic growth. Cemex has long participated in women’s empowerment programs ranging from education and health to technical skills, entrepreneurship, and employability programs.

  We are proud to feature more detail in our Building a Culture Where Everyone Belongs section on page 71 of this report.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

    Engaging Our Stakeholders in What Matters Most

    Health & Safety: Strategic Priority # 1

    Our People: Our Competitive Advantage

    Building a Culture Where Everyone Belongs

    Our Customers: The Center of Everything We Do

▶  Strengthening Our Communities

    Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

81

Economy Dedicated to advancing our social impact, we aim to foster a sustainable economy. Through supporting organizations and individuals in developing essential skills for sustainable development and entrepreneurship, we contribute to building a just transition.

Sustainable Supplier Impact Program

Cemex actively engages with small and medium-sized enterprises (SMEs), offering tools and opportunities for decarbonization, strengthening our supply chain. In 2023, we continued setting the pace to decarbonize our supply chain by co-leading the UN Global Compact’s Sustainable Supplier Impact Program. Over 100 SMEs in our supplier network participated and were enabled to develop a sustainability strategy and action plan.

Learn more about our program in our Supplier Relationships section of this report.

Regenera and Green Jobs

Launched in 2023, our Regenera business continues to demonstrate our commitment to sustainability by partnering with communities on creative solutions to transform waste.

●   Egypt – Regenera continues its a three-year agreement with Very Nile to support waste removal efforts from the Nile River. The collected non-recyclable materials serve as substitutes for fossil fuels at our plant, and 160 jobs were created as part of the project.

●   Colombia – Regenera engaged with the recently launched Circularity Center in Bogotá. More than 2.3 million tons of Construction, Demolition, and Excavation Waste (CDEW) materials have been collected to generate recycled aggregates.

●   Mexico – Regenera collaborates with the government of Mexico City on its ‘Zero Waste Plan,’ transforming the city’s waste into refuse-derived fuels. In the city of Querétaro, our facility processes over 80% of the urban solid waste generated and has created 160 local jobs.

●   Dominican Republic – Launched in 2022, our Ecomunidad program raises awareness about the circular economy and solid waste management in the community. We offer technical tools and hands-on training to foster business models centered on waste revaluation, with over 1,100 community members trained.

+600 new jobs in sustainable waste management created by Regenera during 2023

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

   Engaging Our Stakeholders in What Matters Most

   Health & Safety: Strategic Priority # 1

   Our People: Our Competitive Advantage

   Building a Culture Where Everyone Belongs

   Our Customers: The Center of Everything We Do

▶  Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

82

Structures We harness our expertise and premium building materials to elevate standards in livable housing and essential infrastructure within cities and communities. Through strategic initiatives, we aim to enhance the overall quality and sustainability of built environments, fostering a foundation for thriving societies.
Patrimonio Hoy was honored in 2023 with a Social Transformation Award by Corresponsables, a Spanish CSR B-Corp, amidst 800 submissions across 13 countries.

Growing Platform

Our Growing Platform, operating in Mexico, brings together a diverse array of social businesses, which collaboratively aim to address the challenges of housing and inequality in vulnerable communities.

Patrimonio Hoy

For more than 25 years, Patrimonio Hoy, our flagship social program, has contributed to providing access to dignified, resilient housing. The program, launched in Mexico, provides different payment schemes that adapt to the financial and construction needs of benefited families. In addition to access to finance, Cemex provides comprehensive construction and maintenance solutions, high quality building materials, and technical advice that leverages our architects’ and engineers’ expertise. This program also addresses gender disparity by engaging women entrepreneurs.

Construyo Contigo

This program integrates a range of self-sustaining solutions applicable, either individually or in combination, to facilitate the construction of new homes

Patrimonio Hoy’s financial scheme offers members credit for materials, starting material delivery by week 4, reduced membership costs, increased savings on materials, and bonuses for timely payments on their projects.

or home improvements. This initiative merges public-private partnerships, financial solutions, and skill development initiatives for self-construction. Since 2006, over 6,600 individuals have benefited from this program.

Centers for Self-Employment

This program empowers homeowners by providing them with the means to produce essential building components, including concrete blocks, to enhance their homes. By the end of 2023, over 25,600 individuals had participated in this program, totaling more than 135,000 since the program’s launch in 2006.

ConstruApoyo

This funding program collaborates with microfinance entities, companies, and governments to provide resources for homeowners seeking construction materials. Utilizing prepaid cards, resources are easily accessed through an authorized network of building materials distributors. In 2023, over 600 individuals participated, adding to the more than 14,500 people who have benefited from this program since 2006.

Yo Construyo

A streamlined training and advisory initiative, this program facilitates the construction of cost-effective, high-quality housing. Participants in the program may transition to becoming potential new Cemex customers. In 2023, over a dozen people were trained in the program.

Clean Cookstoves

By replacing inefficient, open, wood-burning stoves, Clean Cookstoves efficiently concentrate heat in a protected concrete compartment. This reduces cooking and firewood collection time and minimizes the risk of burns and diseases associated with smoke exposure. To date, over 94,000 people have been provided with Clean Cookstoves.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

   Engaging Our Stakeholders in What Matters Most

   Health & Safety: Strategic Priority # 1

   Our People: Our Competitive Advantage

   Building a Culture Where Everyone Belongs

   Our Customers: The Center of Everything We Do

▶  Strengthening Our Communities

   Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

83

Cities We aim to have an active role in building resilient and equitable communities. Our emphasis on developing green spaces, services,

and infrastructure seeks to harmonize the natural and built environments, creating a balanced and sustainable urban landscape.

Disaster Relief Hubs

Now in its second year, our Disaster Relief Hubs are secure physical sites stocked with essential humanitarian supplies. We have five hubs globally located in the United States, the Philippines, and Trinidad and Tobago. Each Hub is crucial in supporting employees and our local communities during emergencies triggered by climate-related disasters.

Building Resilient Communities

Cemex operates 25 Global Community Centers across Colombia, the Philippines, Panama, Puerto Rico, Mexico, and the United States. These centers focus on developing new skills and employability competencies, particularly for women and youth, through targeted training sessions.

Philippines - Cemex’s emergency preparedness initiative, Batang Alerto, educates school-aged children and communities on weather emergency preparedness, emphasizing community resilience. To date, over 600 people have participated in the program.

Egypt - “My Town is My Home” Clean-Up Campaign: In partnership with the Assiut Governorate and two Community Development Associations, Cemex led the “My Town is My Home” initiative in Mankabad and Bani-Ghaleb villages, collecting approximately 300 tons of waste. This underscores our commitment to circularity through the waste management program in these villages.

Germany - Project Meadow Orchard: Rüdersdorf community members and Cemex employees collaborated on the planting of a meadow orchard in the Museums Park. This initiative provides a haven for 5,000 species, actively supporting the creation of a biodiversity-friendly paradise.

Mexico - Mission Zero Strategy involves a public platform offering comprehensive road safety training, empowering the community with essential skills. Over 48,400 individuals have benefited as of December 2023.

Spain - Since 2017, Cemex has led road safety education in Majorca through the “PLEASE” platform. Each year, we promote sustainable mobility and responsible transportation practices through training and awareness campaigns. Over the six years of the initiative, we’ve conducted more than more than 1,000 courses.

Global Volunteering

Cemex takes pride in offering employees flexibility to contribute their time and talents during work hours and weekends. Guided by our Global Volunteering Guidelines, we extend the opportunity to employees’ families to join impactful volunteer experiences. Our volunteerism actively contributes to addressing pressing social challenges, and this year’s global events brought together employees, communities, and partners to tackle various issues, supporting circularity, community engagement, donations, education, health and safety, infrastructure, and reforestation.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

   Engaging Our Stakeholders in What Matters Most

   Health & Safety: Strategic Priority # 1

   Our People: Our Competitive Advantage

   Building a Culture Where Everyone Belongs

   Our Customers: The Center of Everything We Do

   Strengthening Our Communities

▶  Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

84

Our work with our suppliers toward fostering continuous innovation and sustainable practices supports SDG 8 in addition to our priority SDGs 9, 11, and 13.

 supplier relationships:

    trust, respect, mutual value

+100 SMEs in our supplier network enabled to develop a sustainability strategy

Contractor Health and Safety Verification

Our dedication to health and safety extends to contractors accessing our sites, underscoring our top priority. The Cemex Contractor Health & Safety Verification Program is crafted to promote that contractors adhere to rigorous health and safety standards and proper training and hold relevant accreditations for their work within Cemex operations. Executed globally in collaboration with specialized firms, we involve all business units to fulfill the program’s objectives.

In 2023, we achieved an impressive 93% contractor health and safety verification rate, surpassing our 85% goal. Contractors are not permitted to work on our premises when they fall short of verification. In specific countries, when necessary, an additional layer of review and approval by the location leader is required before access to our premises is granted. This allows for a thorough and stringent approach to health and safety standards.

Suppliers’ Code of Ethics and Conduct

Our commitment to managing supplier relations in accordance with applicable laws and regulations is rooted in fostering a culture of integrity, honesty, respect, transparency, and open communication that seeks to strengthen our bonds. Aligned with our principles, policies, and values, we promote the understanding and adherence of our suppliers to not only some of our policies but also to the Cemex Code of Ethics and Business Conduct and the Code of Conduct When Doing Business with Us. The latter is embedded in our membership and commitment to the Global Cement and Concrete Association (GCCA).

Further, our suppliers’ acknowledgment of our Code of Ethics and Business Conduct, Code of Conduct when Doing Business with Us, Global Anti-Corruption Policy, and Global Anti-Money Laundering Policy, among other policies and principles, is integral to comply with our suppliers’ registration process. In particular, respect for human rights is embedded in our Code of Ethics and Business Conduct, Code of Conduct when Doing Business with Us.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

   Engaging Our Stakeholders in What Matters Most

   Health & Safety: Strategic Priority # 1

   Our People: Our Competitive Advantage

   Building a Culture Where Everyone Belongs

   Our Customers: The Center of Everything We Do

   Strengthening Our Communities

▶  Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

85

Empowering Local SMEs for Global Decarbonization

Our supply chain, integral to our global decarbonization goals, relies heavily on local small and medium-sized enterprises (SMEs), constituting approximately 60% of our network. Despite leveraging global value chains for production and market targeting, these SMEs could face challenges such as limited capital and technological expertise. Cemex addresses these issues by actively engaging with SMEs, providing tools to support them in their decarbonization journeys, fortifying the supply chain, and promoting a just transition to a lower carbon economy.

Strengthening Supplier Partnerships

Our supplier programs fortify our relationships and foster collaboration. By striving to align with applicable regulatory standards, we contribute to our supply chain’s future and our vision of a more sustainable world. Simultaneously, our dedication empowers SMEs, providing a deep understanding of their role in sustainable development and helping them navigate business risks confidently.

We believe that companies in our industry should prioritize supporting SMEs within their supply chain to comply with evolving sustainability standards. This collaborative approach not only strengthens the resilience of our supply chain but also underscores our dedication to responsible and sustainable business practices.

Local small and medium-
sized enterprises constitute
approximately 60% of our
supplier network.

UNGC Sustainable Supplier Impact Program

In 2023, we continued setting the pace by participating in the UN Global Compact’s Sustainable Supplier Impact Program. Cemex co-led one of the five pilot projects, the only one with global outreach. The program featured unique learning assets and live sessions with sustainability topics such as climate action and sustainability journeys. This resulted in the highest all-around participation of the five modules.

UNGC Sustainable Supplier Impact Program

A five-module, hybrid learning pilot program

~1,200 participants in five geographies

Cemex’s global pilot program – Co-Led with the UNGC

+100 construction industry SMEs enabled to develop a sustainability strategy

●  trained in sustainable development, climate action, gender, and sustainable finance

●  facilitated the development of ~100 action plans

●  80% of SMEs developed actionable sustainability plans during the program

●  highest all-around participation in the five modules

Voice of our participants:

98% would recommend the program

Thank you Cemex, for giving us the tools and knowledge to begin our sustainability journey!

UNGC Sustainable Supplier Impact program participant

Building on the 2023 pilot results and as part of our commitment to continue supporting our SMEs through their sustainability journey, in 2024 we will continue the design of a bespoke sustainable supplier program to fully integrate ESG considerations into our selection process. This strategic initiative aligns with our Future in Action goals, strengthens our ties with SMEs, and helps position Cemex as an industry leader committed to a greener economy.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

   Engaging Our Stakeholders in What Matters Most

   Health & Safety: Strategic Priority # 1

   Our People: Our Competitive Advantage

   Building a Culture Where Everyone Belongs

   Our Customers: The Center of Everything We Do

   Strengthening Our Communities

▶  Supplier Relationships: Trust, Respect, Mutual Value

6. LEADING WITH INTEGRITY

7. APPENDIX

86

Driving Supply Chain Innovation and Continuous Improvement

We seek strong and collaborative partnerships that promote innovation, generate new thinking processes, improve supply chain practices, and contribute to cost reduction strategies.

In 2023, our Procurement Center of Excellence utilized AI tools globally to cleanse, harmonize, and classify historical purchasing data, driving innovation and continuous improvement. Additionally, a new e-sourcing platform module (e-Auctions and e-Requests) was launched in key regions, enabling online negotiations, expanding our supplier base, and streamlining processes.

We continue automating transactional tasks and redefining procurement tactics, processes, people skills, and support systems to reduce workloads and enable our talent to focus on high-value activities.

Learn more about our comprehensive transition strategy seeking to decarbonize our global fleet in page 36	We are also optimizing fleet management across geographies and building our future low-carbon and zero-emissions fleets.

Enhanced Innovation Collaboration

Suppliers actively contribute ideas to enhance our products, processes, and services through our Smart Innovation Model. We carefully select and implement the most viable concepts, acknowledging and endorsing the contributing suppliers.

This model promotes collaborative problem-solving, aligning stakeholders to improve our operations. Over the past two years, suppliers in Mexico alone have submitted over 50 ideas, with three recognized for their potential positive impact on the environment, costs, and efficiency.

Global Impact Through Ideas

Since 2006, we’ve received over 500 ideas from our global and local suppliers, emphasizing the enduring success of our innovation collaboration.

Dynamic Improvement Framework

Upon analysis of assessment results, the third-party firm presents a detailed report with findings, conclusions, and a proposed action plan to address any identified gaps. Integrated into each supplier’s scorecard, this evaluation is periodically updated to prioritize those showcasing progress in their sustainability practices.

Supplier Sustainability Assessment

(% of critical suppliers spend under our company’s procurement scope)

Expanding Sustainability Initiatives

In 2023, we expanded our sustainability efforts to cover non-critical all suppliers in a sustainability assessment. We introduced a self-assessment tool, inviting interested parties to adopt more robust sustainability practices. Starting as a pilot with select SMEs, we are currently evaluating outcomes to chart our next steps. This initiative underscores our dedication to fostering sustainability across our entire supplier network.

Supplier Sustainability Advancement

Our 2030 target of a 90% critical supplier sustainability assessment is driving proactive measures. We regularly assess suppliers critical to our operations, prioritizing those with the highest spending and potential impact on continuity, encompassing health, safety, and environmental risks.

Streamlined Assessment Process

In partnership with a third-party firm, we engage our critical suppliers in a sustainability assessment aligned with ISO 26000 guidelines. Covering social, environmental, health and safety, business ethics, stakeholder relationships, and financial performance standards, this assessment fosters a comprehensive view.

Cemex 2023 Integrated Report

leading with integrity

Our corporate governance model sets the framework to act with integrity.

87

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

▶ Governance Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

88

governance

We have high ethical standards and best practices in our corporate governance model that is designed to exceed simple compliance to laws and regulations.

We remain driven by our values, progressive business practices and commitment to sustainability. Sustainability is integrated in every aspect of our business, including our corporate governance practices. As a result, we have high ethical standards and best practices in our corporate governance model that is designed to exceed simple compliance to laws and regulations, aiming to achieve a superior performance reflected in strong and sustained economic growth embedded with a high degree of integrity.

At Cemex, we have different channels through which stakeholders’ interests are addressed, taken into account and reflected in our governance system, which is designed to appropriately and efficiently control and operate our company with the intention of fulfilling our corporate strategy and living up to our values and aspirations.

Corporate Governance Model

During 2023, Cemex continued implementing best corporate governance practices:

●  Increased % of independent Board of Director members

●  Increased diversity of Board of Directors and Board Committees

●  Added a Board member with expertise in energy management, a critical element of our cost structure, decarbonization efforts and corporate governance

●  Enhanced self and cross evaluation process at the Board level

●  Implemented a Clawback Policy

●  Enhanced policies on diversity, equity and inclusion; Non-Discrimination, Non-Harassment, Non-Bullying and Non-Retaliation Policy, among others

●  Enhanced disclosure around shareholders’ meeting and compensation

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance ▶ Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

89

our board of

 directors

Within our governance system, our Board of Directors is primarily responsible for approving our corporate strategy and supervising the company’s overall operation. Our Board of Directors takes into account laws and regulations, best practices and guidelines, stakeholder interests, society’s values and ideals, global and local trends, risks and opportunities, and circumstances that the company must address. Additionally, our Board of Directors guides the company through the development, implementation, and oversight of compliance with company mandates, guidelines, policies, controls, and procedures. Specific functions also include reporting to shareholders on the general state of the company, supervising the performance of our CEO, monitoring the main risks the company faces, and approving specific information and communication policies.

To do this effectively, our Board of Directors abides by best practices and maintains an optimal structure. Corporate governance practices related to our Board of Directors include:

●  Distinct roles for the Chairman of the Board of Directors and CEO

●  Establishment of a Sustainability, Climate Action, Social Impact, and Diversity Board Committee

●  Individual elections for our Board and Board Committee members

●  Enhancement of diversity on our Board of Directors by increasing the representation of independent, female, and international directors

●  Formalization of self and cross-evaluations among Board of Directors members

Cemex’s Board of Directors is compensated in a fixed manner based on participation in board meetings. The compensation of our Board of Directors is approved each year at Cemex’s Ordinary General Shareholders’ Meeting. In 2023, the amount approved by our shareholders was US$29,500* per board meeting attended and US$7,100* per committee meeting attended, and the actual amount paid for attendance to these meetings was approximately US$2.1 million*.

In the upcoming years, we expect to implement additional initiatives such as instituting formal Director selection criteria, including the selection of independent directors, and establishing tenure limits, overboarding restrictions, among others.

* Based on an exchange rate of $17.5809 Mexican pesos to $1.00 US Dollar.

Board Configuration (percentage)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance ▶ Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

90

●  Review and approval of the Agenda for Cemex’s Ordinary General Shareholders’ Meeting held on March 23, 2023;

●  Review and approval of the reports and other information presented at Cemex’s Ordinary General Shareholders’ Meeting held on March 23, 2023;

●  Review of innovation, digitalization, talent management, cybersecurity and energy strategies, among others;

●  Review of results achieved under the Future in Action initiative, considering sustainability, circular economy, and decarbonization factors;

●  Appointment of the external auditor and its budget for the period 2023-2024;

●  Review of relevant aspects of operations and valuation of Cemex’s stock by a third party;

●  Review of the risk agenda of Cemex and its subsidiaries.

Certain matters dealt with during 2023 by our Board of Directors include, but are not limited to:

●  Review of activities and recommendations of the Audit Committee of Cemex’s Board of Directors, the Corporate Practices and Finance Committee of Cemex’s Board of Directors and the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors;

●  Review and authorization of financial statements for the full year 2022 and for the first, second, and third quarters of 2023, as well as results and analysis of the most relevant performance indicators;

●  Review and authorization of several financial transactions, donations, transactions with related parties, and transactions involving conflicts of interest;

●  Review of the 2023 budget and financial plan;

●  Review and approval of several policies and programs, including those relating to diversity and inclusion, global sanctions, compensation, and transactions with securities;

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance ▶ Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

91

Our Board Members

Rogelio Zambrano Lozano (67)

Role within Cemex’s Board of Directors:

Chairman.

Tenure on Cemex’s Board of Directors: Member since 1987 and Chairman since 2014.

Other Current Roles: Mr. Zambrano Lozano is an alternate member of the board of directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, a member of the Regional Council of Banco de México (Mexico’s central bank), a member of the Consejo Mexicano de Negocios, and he is also a member of the board of trustees of the Instituto Tecnológico y de Estudios Superiores de Monterrey, as well as a visiting professor at this same university.

Experience: Mr. Zambrano Lozano was President of the Finance Committee of Cemex’s Board of Directors from 2009 until March 2015. He has been involved in the construction and building materials industries for over 40 years, as well as in various entrepreneurship matters in Mexico and the United States, after founding and serving as co-chief executive officer of Carza, S.A.P.I. de C.V., a leading real estate development company. With his vast experience and proven leadership, since his appointment as Chairman of Cemex’s Board of Directors, Mr. Zambrano Lozano has been responsible for guiding Cemex’s global business strategy, particularly focusing on strengthening best corporate governance practices, based on a commitment to create lasting value for all Cemex’s stakeholders. He supports various non-profit organizations related to education, health and entrepreneurship.

Education: Mr. Zambrano Lozano holds a B.S. degree in Industrial and Systems Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the Wharton Business School of the University of Pennsylvania.

Fernando A. González (69)

Tenure on Cemex’s Board of Directors: Since 2015.

Board Membership at Listed Entities: Mr. González is a member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.) and of Axtel, S.A.B. de C.V. (both Mexican corporations listed in Mexico).

Experience at Cemex and Other Relevant Experience: Mr. González joined Cemex in 1989 and held various positions in the Strategic Planning, Business Development and Human Resources departments through 1998. From 1998 through 2009, Mr. González led various regions of Cemex, including SCA&C, Europe, Asia and Oceania. He was appointed as Cemex’s Executive Vice President of Planning and Development in May 2009, and he was appointed Cemex’s Chief Financial Officer in 2011. Mr. González held these positions until he was named Chief Executive Officer in 2014. In 2023, he was named President of the Global Cement and Concrete Association.

With his comprehensive knowledge of Cemex’s organization and the markets where it operates around the world, Mr. González brings to Cemex’s Board of Directors and Senior Management a unique global perspective and innovative leadership, that directly contributes to formulating and implementing a results-oriented business strategy. With over 30 years of direct involvement in top management positions, and a detailed understanding of Cemex’s four main businesses (cement production, ready-mix concrete, aggregates, and urbanization solutions), he has given particular attention to constantly improving Cemex’s Health and Safety policies, and to implementing a sustainability strategy aimed at achieving Net Zero Carbon growth and development. Mr. González is a member of the board of trustees of Tecmilenio University, which forms part of the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Education: Mr. González holds a B.A. degree in Business Administration, and an MBA from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Marcelo Zambrano Lozano (68)

Tenure on Cemex’s Board of Directors: Since 2017.

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee: Since 2017.

Board Membership at Listed Entities:

Mr. Zambrano Lozano is a member of the technical committee of one of Go Proyectos, S.A. de C.V.’s development trusts, known by its ticker symbol as CARZACK 18, which is listed in Mexico. He is a member of technical committee of Fibra Inn, a real estate investment trust listed in Mexico.

Other Current Roles: Mr. Zambrano Lozano is a founding partner and executive chairman of the board of directors of Carza, S.A.P.I. de C.V., a recognized real estate development non-public corporation in the residential, commercial, and industrial sectors. He is a member of the board of directors of Grupo Vigia, S.A. de C.V. (a Mexican non-public corporation dedicated to distribution of gas, fuel, and other oil derivatives), and of

GreenPaper (Productora de Papel, S.A. de C.V.) (a Mexican non-public corporation dedicated to the fabrication and distribution of paper). He is also a member of the general board of Universidad de Monterrey, A.C.(UDEM), and of the general board of Teléfonos de México, S.A.B. de C.V. (a Mexican non-public corporation).

Experience: Mr. Zambrano Lozano’s ample knowledge of the real estate and construction industries in Mexico and the United States provides Cemex’s Board of Directors with an insightful view of major trends shaping the sector globally, particularly in key areas such as logistics and supply chain development, thus helping Cemex to anticipate the evolving needs of its customers in the aforementioned markets.

Education: Mr. Zambrano Lozano holds a B.A. degree in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance ▶ Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

92

Armando J. García Segovia (71)

Tenure on Cemex’s Board of Directors: Since 1983.

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee: Since 2014 and President since 2014.

Board Membership at Listed Entities: Mr. García Segovia is a member of the board of directors of Hoteles City Express, S.A.B. de C.V., and an independent member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), both of which are listed corporations in Mexico.

Other Current Roles: Mr. García Segovia is a member of the board of directors of Innovación y Conveniencia, S.A. de C.V., PYOSA Industrias, S.A.P.I. de C.V. (both Mexican non-public corporations), and of Universidad de Monterrey, A.C. (UDEM). He is a member of the Consejo de Participación Ciudadana de Parques y Vida Silvestre de Nuevo León, a non-profit entity with a sustainability agenda. Mr. García Segovia is the founder and chairman of the board of directors of Comenzar de Nuevo, A.C., a non-profit organization focused on the treatment, education, prevention, and research of eating behavior disorders and related diseases. Mr. García Segovia also serves as honorary consul in Monterrey of the Kingdom of Denmark..

Experience: Mr. García Segovia worked at Cydsa, S.A.B. de C.V. (a Mexican listed corporation) and Conek, S.A. de C.V. (a Mexican non-public corporation). From 1985 to 2010, he held several positions at Cemex, including Director of Operations and Strategic Planning, Corporate Services, and Business Development, as well as Executive Vice President of Development, Technology, Energy and Sustainability. He was also vice president of the Mexican Employers’ Association (COPARMEX), chairman of the Private Sector Commission for Sustainable Development Studies (CESPEDES), member of the board of directors of the World Environmental Center (a non-profit organization), and vice president of the Patronato del Museo de la Fauna y Ciencias Naturales, A.B.P. Since 2014, he serves as President of the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex’s Board of Directors (formerly known as the Sustainability Committee). Mr. García Segovia brings to Cemex’s Board of Directors a broad knowledge of the technical and production aspects of the global building-materials industry, along with a deep commitment to sustainability, climate action and nature conservancy, that provides valuable leadership to Cemex’s sustainability and climate action strategy, a core component to Cemex’s long-term value creation objective.

Education: Mr. García Segovia holds a B.S. degree in Mechanical Engineering and Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the University of Texas.

Rodolfo García Muriel (78)

Tenure on Cemex’s Board of Directors: Since 1985.

Tenure on Cemex’s Corporate Practices and Finance Committee: Since 2015.

Other Current Roles: Mr. García Muriel is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V., chairman of the board of directors of Grupo Romacarel, S.A.P.I de C.V., (both are non-public corporations) and a member of the regional board of directors of Grupo Financiero Citibanamex (a non-public corporation).

Experience: Mr. García Muriel was a member of the Finance Committee of Cemex’s Board of Directors from 2009 until March 2015.

He is a Mexican business leader with decades of experience and an outstanding record as founder, director, and president of major companies in the manufacturing, construction, transport, and communications industries. His vast business experience brings to Cemex’s Board of Directors useful knowledge in critical areas such as logistics and manufacturing as well as macroeconomic and market trends.

Education: Mr. García Muriel holds a B.S. degree in Electric Mechanical Engineering from the Universidad Iberoamericana and completed specialized programs in Business Administration at both Harvard University, and the Anderson School of the University of California in Los Angeles (UCLA).

Francisco Javier Fernández Carbajal (68)

Tenure on Cemex’s Board of Directors: Since 2012.

Tenure on Cemex’s Audit Committee: Since 2015.

Tenure on Cemex’s Corporate Practices and Finance Committee: Member since 2015 and President since 2019.

Board Membership at Listed Entities: Mr. Fernández Carbajal is a member of the board of directors of Alfa, S.A.B. de C.V. (a listed corporation in Mexico) and of VISA, Inc. (a listed corporation on the New York Stock Exchange), as well as an alternate member of the board of directors of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) (a listed corporation in Mexico and the New York Stock Exchange).

Other Current Roles: Mr. Fernández Carbajal is the chief executive officer of Servicios Administrativos Contry, S.A. de C.V. (a Mexican non-public corporation).

Experience: Previously, Mr. Fernández Carbajal held positions at Grupo Financiero BBVA México, S.A. de C.V., including deputy president of strategic planning, president of systems and operations, chief financial officer, and chief executive officer.

With a business career of more than 40 years and in-depth knowledge of specialized areas like payment systems and complex financial services worldwide, Mr. Fernández Carbajal brings to Cemex’s Board of Directors relevant insights in strategic planning and risk management, as well as in essential business functions, including financial reporting and competitive compensation mechanisms, which are fundamental to attracting and retaining talent.

Education: Mr. Fernández Carbajal holds a B.S. degree in Electric Mechanical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the Harvard Business School.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance ▶ Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

93

Armando Garza Sada (66)

Tenure on Cemex’s Board of Directors: Since 2015.

Tenure on Cemex’s Corporate Practices and Finance Committee: Since 2015.

Board Membership at Listed Entities: Mr. Garza Sada is the chairman of the board of directors of Alfa, S.A.B. de C.V., a listed corporation in Mexico with presence in 25 countries, and a business portfolio that includes petrochemicals, refrigerated food, and energy. He is also chairman and co-chairman, respectively, of the board of directors of Alpek, S.A.B. de C.V. and Nemak, S.A.B. de C.V., as well as a member of the board of directors of Axtel, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., and Grupo Lamosa, S.A.B. de C.V., all of which are listed corporations in Mexico.

Other Current Roles: Mr. Garza Sada is an alternate member of the board of directors of Grupo Financiero BBVA México, S.A. de C.V. (non-listed financial institution). He is also a member of the board of trustees of the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Experience: Mr. Garza Sada’s decades of experience at the highest corporate level in top-ranked companies provides Cemex’s Board of Directors with a unique insight on the global economic landscape and a hands-on experience to best align Cemex’s business strategy with its day-to-day operations.

Education: Mr. Garza Sada holds a B.S. degree in Industrial Engineering from the Massachusetts Institute of Technology and an MBA from Stanford University.

David Martínez Guzmán (66)

Tenure on Cemex’s Board of Directors: Since 2015.

Board Membership at Listed Entities: Mr. Martínez Guzmán serves on the board of directors of Alfa, S.A.B. de C.V. and of Vitro, S.A.B. de C.V., both of which are listed corporations in Mexico, and of Sabadell Bank, a listed corporation in Spain.

Other Current Roles: Mr. Martínez Guzmán is the founder and principal of Fintech Advisory Inc., as well as managing director of its London subsidiary, Fintech Advisory, Ltd., and member of the board of directors of ICA Tenedora, S.A. de C.V.

Experience: Mr. Martínez Guzmán is the principal of Fintech Advisory Inc., which he founded in 1987. From 1984 to 1986, Mr. Martínez Guzmán worked as vice president, Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the 1984 Argentina Financing Plan. Since founding Fintech, Mr. Martínez Guzmán has participated, at times as the largest creditor, in most of the sovereign debt restructurings around the world, historically approaching sovereign restructurings with a collaborative approach to governments. Mr. Martínez Guzman also has a strong track record of successful involvement in corporate restructurings and debt exchanges, most often working with companies to ensure long-term viability and business continuity as a value-recovering proposition. More recently, Mr. Martínez Guzmán has allocated a significant portion of Fintech’s position to private equity investments, successfully investing across multiple jurisdictions in Latin America, Asia, and Europe, and across a wide range of sectors, including telecom and media, utilities, industrials, infrastructure, construction, oil and gas, and financial institutions. Mr. Martínez Guzmán brings a renowned worldwide expertise in the financial sector and global markets to Cemex’s Board of Directors, providing significant guidance on Cemex’s proactive financial management for deleveraging and achieving an investment grade credit rating, as well as Cemex’s sustainable growth strategy.

Education: Mr. Martínez Guzmán holds a B.S. degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México (UNAM), a B.A. degree in Philosophy from the Universitas Gregoriana in Rome, Italy, and an MBA from Harvard Business School.

Everardo Elizondo Almaguer (80)

Tenure on Cemex’s Board of Directors: Since 2016.

Tenure on Cemex’s Audit Committee: Member since 2018 and President since 2019.

Board Membership at Listed Entities: Mr. Elizondo Almaguer is a member of the board of directors of Grupo Financiero Banorte, S.A.B. de C.V., of Compañía Minera Autlán, S.A.B. de C.V., and of Gruma, S.A.B. de C.V., all of which are listed corporations in Mexico.

Other Current Roles: Mr. Elizondo Almaguer is a professor of Macroeconomics at EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey, and at the School of Economics of the Universidad Autónoma de Nuevo León (UANL). He is also a member of the board of directors of Afore XXI-Banorte, S.A., and of Rassini, S.A.B. de C.V. (both are non-public corporations).

Experience: Mr. Elizondo Almaguer qualifies as a financial expert for purposes related to the Sarbanes-Oxley Act. He served as deputy governor of the Banco de México (Mexico’s central bank) from 1998 to 2008. Before that he was the director for Economic Studies at Alfa, S.A.B. de C.V. (a Mexican listed company) and at Grupo Financiero BBVA México, S.A. de C.V. (a non-listed financial institution). He founded and was the director of the Graduate School of Economics of the Universidad Autónoma de Nuevo León. With a distinguished professional career as a financial analyst, exemplary public official and academic scholar, Mr. Elizondo Almaguer brings to Cemex’s Board of Directors extensive knowledge of the financial system and the international macroeconomic environment, providing insights to ensure Cemex’s full observance of best corporate practices, and identify new business opportunities.

Education: Mr. Elizondo Almaguer holds a B.A. degree in Economics from the Universidad Autónoma de Nuevo León, a Master’s in Economics from the University of Wisconsin-Madison, a certificate from Harvard University’s International Tax Program and an Honoris Causa Doctorate from the Universidad Autónoma de Nuevo León.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance ▶ Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

94

Ramiro Gerardo Villarreal Morales (76)

Tenure on Cemex’s Board of Directors: Since 2017.

Board Membership at Listed Entities: Mr. Villarreal Morales is a member of the board of directors of Andean Precious Metals, which is a company listed on the Toronto Stock Exchange, and of two public corporations listed in Mexico: GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.) and Vinte Viviendas Integrales, S.A.B. de C.V.

Other Current Roles: Mr. Villarreal Morales is a member of the advisory board of Arendal (a non-public corporation in the construction industry).

Experience: Mr. Villarreal Morales joined Cemex in 1987 as General Legal Director, and subsequently served in various positions, including Executive Vice President of Legal and Advisor to the Chairman of Cemex’s Board of Directors and the Chief Executive Officer until December 2017. Previously, he served as general director of the regional bank division of Banpaís, where he was responsible for the operation of the bank’s 121 branches, and until February 2012, he was the secretary of the board of directors of Enseñanza e Investigación Superior, A.C., a non-profit managed by the Instituto Tecnológico y de Estudios Superiores de Monterrey. He served as Secretary of Cemex’s Board of Directors from 1995 to March 30, 2017. With over 50 years of professional experience in different countries where Cemex has operations, Mr. Villarreal Morales provides Cemex’s Board of Directors with key guidance around regulatory and legal matters, as well as international financial transactions, helping to ensure strict observance of all applicable laws.

Education: Mr. Villarreal Morales holds a B.A. degree in Law from the Universidad Autónoma de Nuevo León and a Master’s in Finance from the University of Wisconsin-Madison.

Gabriel Jaramillo Sanint (74)

Tenure on Cemex’s Board of Directors: Since 2018.

Tenure on Cemex’s Audit Committee: Since 2023.

Board Membership at Listed Entities: Mr. Jaramillo Sanint is a member of the board of directors of Minerva Foods, a listed corporation in Brazil.

Other Current Roles: Mr. Jaramillo Sanint is the founder and director of a sustainable economic development program in the Orinoco Basin in Colombia. He is also a member of the board of directors of Centro Hospitalario Tatama (Colombia) (a non-profit organization), of Medicines for Malaria Ventures (a non-profit organization) based in Geneva, Switzerland, and of the Colombian branch of BTG Pactual Bank.

Experience: Previously, Mr. Jaramillo Sanint served as chairman of the board of directors and chief executive officer of Santander USA (formerly Sovereign Bank), Banco Santander Brasil and Banco Santander Colombia, and as CEO of Citibank Mexico and Citibank Colombia. Since retiring, he has focused on health-related philanthropic work, leading the transformation of the Global Fund to Fight AIDS, Tuberculosis and Malaria, which raised US$13 billion from 2017 to 2020. From October 2012 to April 2018, he was a member of the board of directors and president of the audit committee of Cemex Latam Holdings, S.A., a company listed on the Colombian Securities Exchange at the time. With an outstanding career of more than 35 years in South America, Mexico and the United States,

Mr. Jaramillo Sanint not only brings to Cemex’s Board of Directors extensive experience in complex financial matters, but also in sustainability, health and safety, as well as corporate social responsibility, a pillar of Cemex’s global strategy to achieve sustainable growth and create lasting value.

Education: Mr. Jaramillo Sanint holds a B.A. degree in Marketing and an MBA from California State University. In 2015, Mr. Jaramillo Sanint received honorary degrees from the Universidad Autónoma de Manizales in Colombia and Northeastern University.

Isabel María Aguilera Navarro (63)

Tenure on Cemex’s Board of Directors: Since 2019.

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee: Since 2023.

Board Membership at Listed Entities: Mrs. Aguilera Navarro is a member of the board of directors of Oryzon Genomics, S.A., Lar España Real Estate SOCIMI, S.A., and Clínica Baviera, all of which are listed corporations in Spain.

Other Current Roles: Mrs. Aguilera Navarro is an independent consultant and executive in residence at the Esade Business School in Barcelona. She is a member of the board of directors of the Spanish multinational state-owned entity Canal de Isabel II, which manages the water supply infrastructure of Madrid, Spain and has operations in South America. She is also a member of the board of directors of Making Science, a company listed on the BME Growth market.

Experience: Mrs. Aguilera Navarro was president of General Electric Spain and Portugal from 2008 to 2009, general manager of Google Inc. (now Alphabet) Spain and Portugal from 2006 to 2008, operations director of NH Hotel Group SA from May 2002 to June 2005, and general director of Dell Computer Corporation for Spain, Italy and Portugal from March 1997 to May 2002. She has also served as an advisor to various Spanish non-profit organizations, including the Instituto de Empresa, and the Asociación para el Progreso de la Gestión. She was a member of the advisory board of Farmaindustria, Ikor, and Pelayo Mutua de Seguros, and a business entrepreneur from 2009 to 2012 at Twindocs International. Previously, she was a board member of Indra, Banco BMN, Aegón Seguros, Banca Farmafactoring S.p.A. and Hightech Payment System SA. With her experience in multinational corporations in Europe, Mrs. Aguilera Navarro brings to Cemex’s Board of Directors guidance on the overall global business landscape and an informed view on innovation, entrepreneurship, technological and digitalization issues, from customer-centric platforms to organizational processes and essential corporate functions, a key element of Cemex’s digital strategy. In addition, she brings important insights in urban planning and a critical customer influencer, architects.

Education: Mrs. Aguilera Navarro holds a B.A. degree in Architecture and Urban Planning from the Escuela Técnica Superior de Arquitectura de Sevilla (ETSA), an MBA from the IE Business School, a Program for Management Development (PMD) from the IESE Business School, and has a Specialization Diploma in the Metaverse from The Valley Digital Business School in Madrid and a Diploma in Museum Management from ELBS School. Likewise, she completed the Environmental, Social and Governance (ESG) and Corporate Finance for Board Members modules at the Esade Business School in Barcelona.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance ▶ Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

95

María de Lourdes Melgar Palacios (61)

Tenure on Cemex’s Board of Directors: Since 2023.

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee: Since 2023.

Board Membership at Listed Entities: Dr. Melgar Palacios is a member of the board of directors of Smurfit Kappa Group PLC, an Irish conglomerate listed in Ireland.

Other Current Roles: Dr. Melgar Palacios is a member of the board of directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. She is a researcher affiliated with the Center of Collective Intelligence at the Massachusetts Institute of Technology (MIT) and non-resident researcher at the Baker Institute Center for Energy Studies. She is a member of the board of directors of Mount Holyoke College (academic institution). Additionally, she is a member of the board of directors of the following non-profit organizations: Global Energy Alliance for People and Planet, the Natural Resource Governance Institute, Phius, and Chapter Zero Mexico. Dr. Melgar Palacios is a member of the International Women’s Forum, having chaired the Mexican Local Forum from 2016 to 2018.

Experience: From 1997 to 2005, Dr. Melgar Palacios was part of the Mexican Foreign Service. From 1998 to 2002, she served as the general director of the Office of International Affairs of the Ministry of Energy, having participated in the strategy and negotiation to stabilize the international oil market, and led the energy sector in the Continental Shelf Delimitation Treaty with the United States in the Western Gulf of Mexico (Doughnut Hole). From 2005 to 2007, she served as Minister at the Mexican permanent mission to the Organization for Economic Co-Operation and Development (OECD), overseeing the coordination of various topics and representing Mexico in meetings regarding matters such as corporate governance, anticorruption, sustainable development, among others. Subsequently, she served as Undersecretary of Electricity from December 2012 to February 2014 and as Undersecretary of Hydrocarbons from February 2014 to July 2016, at the Ministry of Energy of Mexico. Dr. Melgar Palacios also held the Robert E. Wilhelm chair at the Massachusetts Institute of Technology (MIT). Her academic and professional experience, as well as her experience in non-profit organizations and matters related to energy, sustainability, climate action, and corporate governance, provides Cemex’s Board of Directors with a unique perspective on said matters, all of which are key components for Cemex’s future.

Education: Dr. Melgar Palacios holds a B.A. in International Relations and Comparative Literature from Mount Holyoke College and studied at the Paris Institute of Political Studies (Sciences Po). She completed diplomatic studies at the Instituto Matías Romero de Estudios Diplomáticos, graduating as a member of the 1997 class of the Mexican Foreign Service. She also holds a Master’s and a PhD. in Political Science with a specialization in Political Economy, both from the Massachusetts Institute of Technology (MIT).

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance ▶ Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

96

Board of Directors Skills Matrix

The following table is a summary of the skills and experience that our Board of Directors’ members contribute to Cemex, encompassing both general and ESG-related aspects.

Each year, Cemex, assisted by external advisors, prepares a questionnaire that all Board members must complete regarding their biographies, skills, and expertise. Once the questionnaires are completed, Cemex’s Legal area reviews and confirms the information using publicly available information. The biographies, skills, and expertise information is then sent to the President and Secretary of the Board of Directors and the company’s CEO before the information is disclosed.

Board Members	General Skills					ESG-Related Skills			
	Public Management and Legal Compliance	Industry and Business Strategy	Operations and Logistics	Finance and Accounting	Communication and Health	Experience and General Practices in ESG Matters	Environmental	Social	Governance
Rogelio Zambrano Lozano	●	●	●	●		●	●	●	●
Fernando Á. González		●	●	●	●	●	●	●	●
Marcelo Zambrano Lozano	●	●	●	●	●	●	●	●	●
Armando J. García Segovia	●	●	●	●	●	●	●	●	●
Rodolfo García Muriel	●	●	●	●	●	●	●	●	●
Francisco Javier Fernández Carbajal	●	●		●		●			●
Armando Garza Sada	●	●	●	●					●
David Martínez Guzmán	●	●		●	●	●			
Everardo Elizondo Almaguer	●	●		●		●		●	●
Ramiro Gerardo Villarreal Morales	●	●	●			●	●	●	●
Gabriel Jaramillo Sanint	●	●			●	●	●		
Isabel María Aguilera Navarro	●	●	●	●	●	●	●	●	●
María de Lourdes Melgar Palacios	●	●	●	●	●	●	●	●	●

For a full list of skills, please refer to the full Board of Directors Skills Matrix on page 217 of this report.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance ▶ Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

97

Our Board of

Directors is aided by

three committees

with specialized

areas of expertise.

Board Committees

In performing its functions, our Board of Directors is aided by three committees with specialized areas of expertise. These Committees provide counseling and advice and may handle specific tasks on our Board of Directors’ agenda.

The members of our Audit Committee, our Corporate Practices and Finance Committee, and our Sustainability, Climate Action, Social Impact, and Diversity Committee are appointed by our shareholders. For a description of each of the Board Committee responsibilities, please refer to our annual report on Form 20-F located at our website at www.cemex.com.

Audit Committee

Everardo Elizondo Almaguer – President

Gabriel Jaramillo Sanint

Francisco Javier Fernández Carbajal

Certain matters dealt with during 2023:

●  Review of main regulatory matters and legal proceedings, including litigation relating to fines imposed by the tax authorities in Spain;

●  Review of internal audits and deficiencies around operative risks, and approval of the 2023 evaluation plan of operative risks and self-audits;

●  Review of claims and reports presented through Cemex’s reporting system and of disciplinary measures taken during 2023; and

●  Review of cybersecurity and ESG-related information as it impacts risks and internal controls.

Corporate Practices and Finance Committee

Francisco Javier Fernández Carbajal – President

Rodolfo García Muriel

Armando Garza Sada

Certain matters dealt with during 2023:

●  Review of the 2023 budget and the 2023 financial plan proposed to Cemex’s Board of Directors;

●  Review of the annual and variable compensation of Cemex’s Chairman of the Board of Directors and Cemex’s Chief Executive Officer for the year 2023, as well as the variable compensation of Senior Management;

●  Review of relevant tax matters and pension fund status and evaluation;

●  Review of the litigation relating to the fines imposed by the tax authorities in Spain;

●  Review of proposals on donations, related party transactions, conflict of interest, derivative transactions, the new Diversity and Inclusion Policy, the new Clawback Policy, the self-evaluation and peer evaluation procedure of Cemex’s Board of Directors and the changes to the Insider Trading and Transactions with Cemex Securities Policy;

●  Review of 2023 growth strategy, quarterly results and financial transactions; and

●  Review of the Global Risk Agenda for the period 2023-2024.

Sustainability, Climate Action, Social Impact, and Diversity Committee

Armando J. García Segovia – President

Marcelo Zambrano Lozano

Isabel María Aguilera Navarro

María de Lourdes Melgar Palacios

Certain matters dealt with during 2023:

●  Review of Cemex’s 2022 Integrated Report structure, content and overall performance, presented in March 2023;

●  Review of key sustainability performance indicators (e.g., climate action, health and safety, water and biodiversity, circular economy, social impact), benchmarking with industry peers, and of Cemex’s ESG rankings and ratings;

●  Review of the 2023-2024 sustainability risk agenda and Cemex’s Future in Action performance during 2023 against updated 2025 and 2030 targets and improvement plans;

●  Review of diversity and inclusion initiatives and 2023 goals;

●  Definition of scope for a social impact strategy aligned with the evolution of practices and commercial regulations;

●  Definition of action plans focused on the development of the UN Sustainable Development Goals;

●  Review of Cemex’s actions and initiatives to increase clean electricity consumption;

●  Review of Cemex’s plans, actions, business models and 2030 targets regarding circular economy.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors ▶ Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

98

 executive

    committee

Our CEO and members of our Executive Committee execute our strategy and oversee the day-to-day operations of our company and constantly interact with our Board of Directors and certain stakeholders.

Fernando A. González (69)

Chief Executive Officer (since 2014)

Since joining Cemex in 1989, Fernando A. González has held various positions in the Strategic Planning, Business Development and Human Resources departments through 1998. From 1998 through 2009, Mr. González led various regions of Cemex, including SCA&C, Europe, Asia, and Oceania. He was appointed as Cemex’s Executive Vice President of Planning and Development in May 2009, and he was appointed Cemex’s Chief Financial Officer in 2011. Mr. González held these positions until he was named Chief Executive Officer in 2014. He was named President of the Global Cement and Concrete Association in 2023 and is a member of the Board of Directors of Cemex, GCC, S.A.B. de C.V. and of Axtel, S.A.B. de C.V. He is a member of the Board of Trustees of Tecmilenio University, which forms part of the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. González holds a BA degree in Business Administration and an MBA from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

`

Maher Al-Haffar (65)

Executive Vice President of Finance and Administration and Chief Financial Officer (CFO) (since 2020)

Maher Al-Haffar joined Cemex in 2000 and has held several executive positions, including Managing Director of Finance, Head of Investor Relations, and most recently, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs. Additionally, he is a member of the UN Global Compact CFO Coalition for the SDGs. Mr. Al-Haffar was a member of the NYSE Advisory Board and, before joining Cemex, he spent 19 years with Citicorp Securities Inc. and with Santander Investment Securities as an investment banker and capital markets professional. He holds a BS degree in Economics from the University of Texas and a Master’s degree in International Relations and Finance from Georgetown University.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors ▶ Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

99

Mauricio Doehner (49)

Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact (since 2021)

Mauricio Doehner joined Cemex in 1996 and has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico, and most recently Executive Vice President of Corporate Affairs and Enterprise Risk Management. Additionally, he has also worked in the public sector within the office of the Mexican Presidency. Mr. Doehner was president of the Mexican National Cement Chamber (Cámara Nacional del Cemento) between 2017 and 2019, Vice President of the Transformation Industry Chamber (CAINTRA – Cámara de la Industria de Transformación) between 2012 and 2013. He’s currently Vice President of Social Responsibility and Vertebration of the Mexican Employers Confederation (COPARMEX – Confederación Patronal de la República Mexicana), and a member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., Trust for the Americas, EGADE Business School and Museo de Arte Contemporáneo de Monterrey, A.C. He holds a BA degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, holds an MBA from Instituto Panamericano de Alta Dirección de Empresas (IPADE) and IESE Business School of the University of Navarra in Madrid, and a Master’s in Public Administration from Harvard University.

Jesús González (58)

President of Cemex South, Central America and the Caribbean (since 2019)

Jesús González joined Cemex in 1998 and has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in Cemex USA, President of Cemex Central America, President of Cemex UK and, more recently, Executive Vice President of Sustainability and Operations Development. He holds a BS in Naval Engineering and an M.Sc. in Naval Engineering, both from the Polytechnic University of Madrid, as well as an MBA from IESE—University of Navarra, Barcelona.

José Antonio González (53)

Executive Vice President of Strategic Planning and Business Development (since 2020)

José Antonio González joined Cemex in 1998 and has held executive positions in the Finance, Strategic Planning, and Corporate Communications and Public Affairs areas, including, most recently, Executive Vice President of Finance and Administration (CFO). Additionally, Mr. González is a member of the board of directors of GCC and is an alternate director of the board of directors of Axtel, S.A.B. de C.V. He holds a BS degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

Luis Hernández (60)

Executive Vice President of Digital and Organization Development (since 2020)

Luis Hernández joined Cemex in 1996 and has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Information Technology, Digital Innovation, as well as Cemex Ventures. He holds a BS degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s degree in Civil Engineering, and an MBA from the University of Texas at Austin.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors ▶ Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

100

Sergio Menéndez (53)

President of Cemex Europe, Middle East, Africa & Asia (since 2020)

Sergio Menéndez joined Cemex in 1993 and has held several executive positions, including Director of Planning and Logistics in Asia, Corporate Director of Commercial Development, President of Cemex Philippines, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Egypt, Vice President of Infrastructure Segment and Government Sales in Mexico, and most recently, as Vice President of Distribution Segment Sales in Mexico. He holds a BS degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

Jaime Muguiro (55)

President of Cemex USA (since 2019)

Jaime Muguiro joined Cemex in 1996 and has held several executive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates, and Human Resources areas. He headed Cemex’s operations in Egypt, our former Mediterranean Region, and more recently, our operations in the South, Central America, and the Caribbean region. He holds a BA degree in Management from San Pablo CEU University in Spain, a Law degree from the Universidad Complutense de Madrid, and an MBA from the Massachusetts Institute of Technology.

Ricardo Naya (51)

President of Cemex Mexico (since 2019)

Ricardo Naya joined Cemex in 1996 and has held several executive positions, including Vice President of Strategic Planning for the South, Central America and the Caribbean region, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Poland and the Czech Republic, Vice President of Strategic Planning for the United States, Vice President of Commercial and Marketing in Mexico, Vice President of Distribution Segment Sales in Mexico, and most recently, President of Cemex Colombia. He holds a BA degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey de Monterrey and an MBA from the Massachusetts Institute of Technology.

Louisa (Lucy) P. Rodriguez (64)

Executive Vice President of Investor Relations, Corporate Communications and Public Affairs (since 2021)

Lucy Rodriguez joined Cemex in 2006 and has held several executive positions including Head of Investor Relations. She has over 25 years of experience in international finance and capital markets. Prior to Cemex, Ms. Rodríguez spent 15 years at Citibank and Santander where she was a capital markets professional in Emerging Markets and held various senior management roles. Additionally, she is a member of the board of directors of MSD Investment Corp, a US$2 billion private credit fund in the U.S. In her early career, she also worked for KPMG, and she was previously a Certified Public Accountant. She holds a BA degree in Economics from Trinity College (Hartford, CT.), an MBA from New York University, and a Master’s from Columbia University School of International and Public Affairs.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors ▶ Executive Committee Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

101

Executive Compensation

In 2023, we paid an aggregate amount of US$71 million in compensation to the members of our Board of Directors and our senior management, of which US$24 million was paid as base compensation and cash-based performance bonuses, including pension and post-employment benefits, and US$47 million corresponded to stock-based long-term compensation. Members of our Board of Directors are compensated in a fixed amount based on participation in meetings of our Board of Directors, which is approved each year at our Ordinary General Shareholders’ Meeting. The Chairman of our Board of Directors is compensated in a similar manner as our senior management.

Variable Compensation Plan

The Variable Compensation Plan available to our senior management takes into account individual performance, as well as metrics that consider their business unit, regional and consolidated global results as compared to the company’s specific annual target goals, including certain health and safety and sustainability-related factors.

* For purposes of this table, information regarding our Senior Management does not include data pertaining to our Chief Executive Officer

Since 2022, our Variable Compensation Plan includes a new CO2 Emissions Component related to carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual Variable Compensation Plan. Furthermore, in March 2022, we expanded our Variable Compensation Plan to cover more than 4,500 executives. During 2023, the variable compensation payment to employees was US$79.4 million. Following 2022’s results, the percentage of variable compensation paid in 2023 was 66.9% of target variable compensation.

Restricted Stock Incentive Plan

Our senior management receives stock-based compensation by being allocated a specific number of restricted equity securities as variable compensation to be vested over a four-year period. We have three compensation programs that conform to our Restricted Stock Incentive Plan: (1) the Ordinary Plan, whose annual award is calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31 of each calendar year, times a management factor that ranges from 12% to 24%, divided by the last 90-day average closing price converted into Dollars of Cemex’s CPOs as of June 30 of such calendar year; (2) the Key Value Positions Plan, which includes executives in key-value positions and whose annual award is based on the result of the variable cash compensation bonus in Dollars paid in the prior year to these participants and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of April 15 of each calendar year; and (3) the Performance Plan, a long-term performance plan with compensation based on Cemex’s total shareholder return versus peer groups and vesting occurring at the end of three years in a single 100% block.

In 2023, our Restricted Stock Incentive Plan was amended to allow for the granting and vesting of awards in ADSs, which we expect to begin in 2024. All other terms and conditions of the Restricted Stock Incentive Plan remained substantially unchanged.

Extraordinary Management Grant

Our Extraordinary Management Grant is a retention program offered at the company’s sole discretion to a selected number of employees that do not participate in the Ordinary Plan, Key Value Positions Plan or the Performance Plan. Under the Extraordinary Management Grant vesting occurs at the end of three years in a single 100% block, at which time the resulting number of CPOs become unrestricted immediately. Since the Extraordinary Management Grant came into effect in 2022 and there is a three-year vesting period, as of December 31, 2023, no CPOs have vested under the Extraordinary Management Grant.

Compensation of Cemex, S.A.B. de C.V.’s Chief Executive Officer and Senior Management

The base salary of the Chairman of our Board of Directors is 27% fixed and 73% variable. Our executive compensation structure is reviewed every two years by an external firm specializing in multinational risk management, insurance brokerage, and advisory. The total compensation (including fixed and variable compensation) of the Chairman of our Board of Directors and Chief Executive Officer is approved every year by the Corporate Practices and Finance Committee of our Board of Directors, which is integrated by three independent Board members.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee ▶ Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

102

   ethics

   and compliance

Commitment to Compliance

At Cemex, we are committed to conducting our business in compliance with applicable laws, regulations, and corporate policies, controls and procedures, and in accordance with high ethical standards, as embedded in our Code of Ethics and Business Conduct (“Our Code”), which is periodically ratified by our employees.

Cemex’s commitment to compliance is clearly communicated by our company’s leadership. Our values and ethical standards are conveyed throughout our organization through communication campaigns, trainings, Our Code, and other corporate policies, controls and procedures, and through internal meetings.

Additionally, one of our core values is to Act with Integrity. This core value is a must in our day-to-day interactions, as it is crucial for Cemex’s sustained success in fostering a workplace environment in which our people can thrive. Our value of Acting with Integrity is even included as one of the six core competencies that are taken into consideration in employee performance evaluations, which are linked to our executive variable compensation.

Global Compliance Program

Our governance best practices include robust global compliance, audit, and training programs, as well as initiatives on ethical business dealings and conflicts of interest, among other related matters. Cemex’s Global Compliance Program incorporates risk analysis, due diligence and third-party risk management, trainings, legal audits and investigations, and global communication campaigns at all levels of our organization.

A Global Compliance Program with Multi-Disciplinary Governance Structure *Cemex’s publicly-listed subsidiaries have their own audit committees.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee ▶ Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

103

In particular, the general Ethics and Compliance structure is as follows:	Six corporate departments work together to ensure our ethics and compliance efforts permeate every corner of our organization.

Audit Committee

ETHOS Group

Global Ethics & Compliance[1]

Compliance Organization

22 Local ETHOS Committees[1]

Local Administrator

- Coordinates the Committee.
- Manages local ETHOSline reports and follow-up.
- Follow-up on investigations.
- Coordinates local communication and training.

Compliance Department (Legal)

- Develops and updates relevant internal policies.
- Conducts training sessions and legal audits.
- Defines, coordinates, and implements due diligence processes on third parties.
- Conducts investigations of complaints regarding compliance-related matters and ethics-related issues (where applicable).
- Constantly monitors changes and updates to laws, regulations, and best practices.

Enterprise Risk Management

- Responsible for analyzing local and global compliance risks.
- Performs risk oversight, including risk identification, monitoring, assessment, reporting and mitigation.
- Follows up on risk mitigation measures.
- Conducts investigations of complaints regarding ethics-related issues (where applicable).

Global Enterprise Services[2]

- Delivers business services to Cemex operations, while complying with both our internal and external control requirements and corporate governance model.
- Performs part of the internal control responsibilities such as SOX testing, following up on remediation plans, and performing change management tests.
- Conducts investigations of complaints regarding ethics-related issues (where applicable).

Internal Control

- Responsible for implementing controls and compliance with policies and procedures.
- Deploys an internal control model to reduce risk exposure and the likelihood of material deficiencies in the processes governing our company's operations.
- Oversees the implementation of controls and compliance with policies.
- Conducts investigations of complaints regarding ethics-related issues (where applicable).

Human Resources

- Global HR prepares and updates, together with other areas, our Code.
- Global HR coordinates and manages the Local ETHOS Committees.
- Global HR is responsible for the global administration of our ETHOSline and case dissemination to local committees.
- Communicates and provides training on ethics-related matters and Cemex values.
- Conducts investigations of complaints regarding ethics-related issues (where applicable).

Process Assessment[3]

- Responsible for conducting internal audits of controls and compliance with policies.
- Conducts worldwide internal audits.
- Performs SOX audit management tests.
- Conducts investigations of complaints regarding ethics-related issues (where applicable).

1. Committees are comprised of representatives of each Compliance Organization functional area, one or two commercial operation representatives, and a Local ETHOS administrator.

2. Participates in Local ETHOS Committees only when there is no Internal Control function directly in such business unit.

3. Only participates in the Global Ethics & Compliance Committee, ETHOS Group, and Corporate ETHOS Committee.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee ▶ Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

104

Main Matters Covered by Our Global Ethics and Compliance Program

We have policies, controls, procedures, guidelines, and processes, including due diligence and third-party risk management frameworks, that assist us with the following:

●   Third Parties: Reviewing third parties with whom we do business. Cemex places a high priority on verifying that third parties we do business with are reputable and aligned with our values.

●   Conflicts of Interest: Having oversight that employees are acting in accordance with Cemex’s best interests.

●  Anti-Corruption and Anti-Money Laundering: We emphasize a zero-tolerance stance on bribery and corruption, as well as on money laundering.

●   International Trade Compliance and Sanction Programs: We follow the applicable trade control, economic sanctions, and anti-boycott laws wherever we operate. We incorporate sanctions screening into our due diligence procedures to avoid any transactions or dealings with blacklisted individuals or entities, or those included in sanctioned programs or based in, or operating in, sanctioned countries.

●  Antitrust Compliance: Cemex is committed to conducting our business in accordance with the principles of fair trade and competition in the countries where we operate.

●   Data Protection and Privacy: We comply with applicable legal requirements in relation to personal data and the rights of data subjects.

To learn more about our policies, please visit our website

Training on Business Ethics and Compliance Principles

Cemex’s business ethics and compliance principles are continuously reinforced with employees through trainings, compliance sessions, communications, and self-reporting requirements.

In 2023, one of our most widely disseminated courses was “ETHOS: Do The Right Thing”, a one-hour training that reinforced our Code of Ethics values and standards. The training course covered issues such as fraud, verbal harassment, sexual harassment, conflicts of interest, and the protection of confidential information. This training not only provided tools for ethical decision-making, but also offered a general overview of our ETHOS program. Employees were encouraged to leverage ETHOSline for confidentially addressing ethical concerns.

	Cemex Employees		Externals***		TOTAL (Cemex + Externals)

Topic	Number of Employees Trained	Total Training Hours	Number of Externals Trained	Total Training Hours	Number of Individuals Trained	Total Training Hours

Anti-Corruption*	11,497	8,171	120	19	11,617	8,190

Anti-Money Laundering*	4,406	732	120	19	4,526	751

Sanctions Programs*	4,003	709	119	19	4,122	728

Third-Party Risk Management*	4,003	709	120	19	4,123	728

Data Retention*	3,885	709	120	19	4,005	728

Conflicts of Interest*	4,072	745	120	19	4,192	764

Conflict Minerals	3,885	696	120	19	4,005	715

Insider Trading	3,885	697	120	19	4,005	716

Antitrust*	3,796	4,807	23	28	3,819	4,835

Data Privacy	239	398	0	0	239	398

Cybersecurity Risks and Regulations	3,618	3,623	343	346	3,961	3,969

Code of Ethics and Business Conduct	5,727	3,268	552	281	6,279	3,549

Non-Discrimination, Non-Harassment, Non-Bullying and Non-Retaliation	1,279	7,179	3	6	1,282	7,185

Training Sessions for ETHOS Committee Members	133	133	0	0	133	133

ETHOS Do the Right Thing (Harrassment, Conflicts of Interest, Fraud and Confidential Information)	15,787	15,787	276	276	16,063	16,063

Unconscious Bias	875	2,625	37	111	912	2,736

Others**	787	2,033	16	14	803	2,047

*For these topics, some single employees participated in one or more sessions for the same topic, so the number of employees reported herein could include duplicated numbers. The number of employees trained considers all individuals who were employed by Cemex at any point throughout the year.

**Others include: Human Rights, Contract and Risk Management, Environmental Risks and Environmental Sanctions Regime, Intellectual Property, Labor Law, Legal Portfolios - Debts Collection, Litigation, Mining Law, Changes in Labor Law, Dawn-Raids Instruction and Regulations, ESG Reporting Resolutions, Tax Schemes Compliance Regulations, Work Council Regulations, Confidential Information, Accounting Ethics and Policy Training.

***Externals refers to people that are not Cemex employees, including but not limited to contractors and suppliers.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee ▶ Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

105

78%

of ethic cases closed

in two months or less,

surpassing our 2025

target of 70% and in line

to reach 80% in 2030.

During 2023, we emphasized the importance of our ETHOSline channel to employees by providing transparent summaries of investigation outcomes, reinforcing our commitment to accountability.

Reporting and Investigations

At Cemex, we prioritize a trusted reporting system for ethics and compliance concerns. Employees, stakeholders, and third parties can raise issues via available reporting channels, such as our online portal (ETHOSline), email, phone line, or local and global committees. We strongly encourage reporting and maintain a strict no-retaliation policy for those who report in good faith.

ETHOSline

ETHOSline is our institutional reporting mechanism, accessible through our website, mobile devices or our intranet, that is open and free for anyone to use. This secure, confidential, and independent platform is available 24 hours a day, seven days a week, to both employees and the general public, including third parties, to report any allegations of misconduct anonymously or confidentially. To secure confidentiality, ETHOSline runs on a platform provided by NAVEX Global, a third-party expert on ethics and compliance reporting. Certain reports go directly to the company’s internal audit area, which directly reports to Cemex’s Board of Directors’ Audit Committee, comprised exclusively of independent board members.

To achieve impartial, credible, fair and consistent results, our ETHOS governing bodies must abide by our ETHOS manuals which provide directives and guidelines on how to properly manage reports, complaints, and inquiries received through ETHOSline, with the purpose of guaranteeing an effective end-to-end process. In 2023, 133 executives, who are members of our ETHOS governing bodies, received training on global ethical trends and investigation procedures.

During 2023, a total of 1,046 cases were reported through our official channels, of which approximately 80% were received through ETHOSline, approximately 20% were received through local committees, and less than 1% were received through our Global Ethics and Compliance Committee. Out of those cases, 939 were closed

Ethics Cases (percentage)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee ▶ Ethics and Compliance Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

106

by the end of 2023, of which 38% were substantiated. As a result of the investigations, 94 employees were dismissed, 43 employees received remedial training, 186 employees were subject to disciplinary action, 29 vendors were prohibited from working with Cemex, 13 vendors were subject to remedial measures, four customers were subject to remedial measures and one customer can no longer have a business relationship with Cemex. Additionally, 75 internal processes and policies were reviewed and updated. We also resolved 93 inquiries through our official channels.

Furthermore, we have a process to safeguard whistleblowers from retaliation. This process includes providing individual follow-up to whistleblowers after the submission and resolution of cases through surveys. Additionally, for employee reporters, we assess changes in their employment status after reporting.

Additionally, in 2023, we launched the ETHOS culture survey with over 50% employee participation. Key findings from this representative sample revealed that 93% of our employees are familiar with the program and its policies, and 92% hold a positive perception of its functions, including communication and training. Acknowledging a common challenge among companies, we recognize the need to enhance trust, allowing employees to report concerns without fear of retaliation. We intend to continue fostering the growth of this trust.

Internal Legal Audits

Our internal legal audits serve as another means to evaluate and verify the knowledge and compliance of Cemex’s relevant policies by certain key employees. The ultimate purpose of this exercise is to identify areas of opportunity to continuously improve and enhance our compliance policies and procedures.

473 internal legal audits were conducted in 2023, both in person and remotely, in 29 countries, with a particular focus on anti-corruption, anti-money laundering, antitrust, sanctions programs, export controls and anti-boycott laws, insider trading, handling Cemex’s confidential information, human rights, and conflict minerals. We performed audits in 100% of the countries where we operate which are considered high-risk, meeting our 2025 target ahead of plan.

 100%

  High-Risk Country

  achieving our 2025

  target ahead of plan

 1. Global Administrator, VP OHR, VP Process Assessment and Dir HR Planning and Development.

 2. Regional, Local or Corporate Committee, determined by the case dissemination protocol.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

107

  risk and opportunity

     management

Cemex operates in a rapidly changing business environment that exposes the company to risks and opportunities that could impact the achievement of its strategic priorities.

Risk & Opportunity Management System

Cemex has global policies and procedures designed to operate an Enterprise Risk Management (ERM) system across the organization to identify, anticipate, and manage the main risks and opportunities that affect our business. Our ERM system, established at country, regional and global levels, follows a bottom-up and top-down strategy to foster information flow across the organization, support better-informed decision making and enhance risk and opportunity management.

ESG risks and opportunities, including those related to climate change, are managed within the ERM system.

Risk & Opportunity Governance

Our Board of Directors, through its corresponding Board Committees, provides strategic guidance and oversight on risk and opportunity management by regularly discussing the enterprise risk and opportunity agenda and reviewing the effectiveness of our risk and opportunity management system enforced by our Risk Management Committee, including guidance on ESG matters, including but not limited to human rights and climate-related risks and opportunities.

The Risk Management Committee is composed of Executive Committee members at a global level. It reviews Cemex’s risk exposure at least twice a year through the discussion of the enterprise risk and opportunity agenda. Cemex’s senior management teams at country and regional levels are responsible for reviewing the most significant risks and opportunities and enabling strategies for risk and opportunity treatment.

On an annual basis, Cemex performs internal and external assessments of the effectiveness and maturity level of its ERM system.

Risk & Opportunity Management Process

Our global, regional, and country risk and opportunity agendas result from a comprehensive ERM process structured to identify and manage different types of risks, trends, emerging concerns, and opportunities that could impact Cemex’s strategic priorities in the short, medium, and long terms.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

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The ERM Process consists of five phases:

Identification - Following a bottom-up and a top-down strategy, we employ risk interviews, online risk surveys, risk workshops, and external experts’ insights, among other techniques, to identify strategic and operational events that could impact Cemex in the short, medium, or long term.

Assessment - Risks and opportunities are evaluated and prioritized employing qualitative and quantitative methods to determine their potential impact and likelihood of materialization in a specific timeframe.

Treatment - We define a risk owner as responsible for the treatment of a particular risk, and ERM representatives follow up on risk treatment actions, in some cases acting as coordinators of ad-hoc task forces focused to mitigate specific risks or capitalize on identified opportunities.

Reporting - Main risks and opportunities are integrated into the enterprise risk and opportunity agenda, which is discussed by senior management at global, regional, and country levels. Relevant changes in the status of identified risks, opportunities and treatment measures are promptly communicated to decision makers through several reports.

Monitoring - We constantly monitor the business environment in which we operate to effectively report risks and opportunities to decision-makers.

Risk & Opportunity Management Process

Our risk and opportunity management processes adhere to best practices from the ISO 31000, ISO 22301 and ISO 22361 standards for risk management, business continuity and crisis management, and also the

Business Continuity Institute guidelines. Additionally, our ERM team is formed by accredited professionals on ISO 31000 and ISO 31010 techniques, and members and advocates of the Risk Management Society.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

109

Business Continuity & Crisis Management Program

Our Business Continuity & Crisis Management (BC&CM) program is fundamental to the ERM system. The BC&CM program enables a proactive and effective risk management response during disruptive events by assisting business units in safeguarding life, acting responsibly, and recovering business promptly, aiming to reduce the cost of disruptions, legal and financial exposures.

The program includes training, protocols, and drills aligned with our company values and is managed by local Rapid Response Teams (RRTs) deployed across our business units and, if required, escalated to country or functional areas, regional, or global RRT.

RRTs are trained multidisciplinary teams responsible for monitoring, communicating, activating, coordinating, and delegating the execution of event-driven, stakeholder-driven, or process-driven protocols, as well as timely objective-driven decisions.

In 2023, the BC&CM program enabled us to support business units in monitoring, managing, and responding to disruptive events such as hurricanes and geopolitical conflicts in Mexico, the U.S., SCA&C, and EMEA regions. Approximately 200 and 500 colleagues from different locations were trained in hurricanes and social engineering awareness, respectively.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

110

Impact on Strategic Priorities: HS Health & Safety CC Customer Centricity EG EBITDA Growth I Innovation S Sustainability

Main Strategic Risks and Treatment Strategies

The following is a brief description of some of the principal risks and uncertainties faced by Cemex and our corresponding treatment strategies at the time of compilation of this report. These risks and uncertainties are listed and prioritized based on their overall risk rating, which is based on their estimated probability (likelihood of the risk materializing) and impact (qualitative/quantitative consequences for Cemex if the risk materializes). In 2024 and beyond, new risks and uncertainties may emerge or materialize due to changes in markets, business or regulatory environments and other factors and/or the ones stated here may assume a lesser or greater importance.

Description

Our industry, businesses, and markets are influenced by global, regional, and national economic conditions. Monetary policies to reduce inflation, policy divergence in the largest economies and their potential cross-border negative effects, energy and food price shocks, global tightening of financing conditions triggering widespread emerging market debt distress, rapid growth of cryptocurrencies without clear regulation and geopolitical risks like escalation of regional wars are some potential sources of economic risk that can significantly change the expected economic growth and demand for construction and building materials.

Potential Impact

Market contraction, lower sales, increased input and operational cost, tightening of financial markets, foreign exchange volatility, among others, all of which could materially and adversely impact our business, financial condition, liquidity, and results of operations.

Treatment Strategies

●  Enhance EBITDA growth and margin through strong pricing and increased sales from Vertua products and Urbanization Solutions.

●  Deliver superior customer experience enabled by digital technologies and Cemex Go.

●  Compete based on quality, client segmentation, and higher value proposition.

●  Optimize our portfolio for growth; accelerate bolt-on and margin enhancement projects.

●  Maintain a strict cost discipline.

●  Execute financial strategy.

Description

The markets in which we operate remain highly competitive and are served by a variety of established companies with recognized brand names. New production capacities, increasing imports, new market entrants, rising inflation and logistics costs, aggressive pricing strategies by competitors, business combinations, and industry consolidation, among others, have caused and may continue to cause supply-demand imbalances and affect the competitive landscape. Additionally, a potential decline in demand for cement, ready-mix concrete, aggregates, and other materials and solutions, including urbanization solutions, could affect market conditions.

Potential Impact

Failure to compete effectively may affect our price and volume strategy and the results of our operations. We may lose substantial market share, our sales could decline or grow at a slower rate, and our pricing and margin enhancement efforts could be hindered, any of which could materially and adversely impact our business, financial condition, liquidity, and the results of our operations.

Treatment Strategies

●  Deliver superior customer experience enabled by digital technologies and Cemex Go.

●  Compete based on quality, client segmentation and higher value proposition.

●  Grow EBITDA through margin enhancement, pricing discipline, and by securing public and private construction spending through our commercial strategy.

●  Optimize our portfolio for growth; accelerate bolt-on and margin enhancement projects.

Description

We are subject to the political, social, and economic environment of the countries where we operate. Changes in federal or national government and the political party in control of the legislature in any of the countries where we operate could result in changes to the countries’ economic, political, or social conditions, and in changes to laws, regulations and public policies, which may contribute to economic uncertainty or adverse business conditions and could also materially impact our business, financial condition, liquidity, and results of operations. Presidential, legislative, state, and local

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

111

Main Strategic Risks and Treatment Strategies (Continued)

elections took place in 2023 in several of the countries where we operate, including Mexico, Colombia, Spain, Poland, Egypt, and Guatemala. Globally, in 2024 the political risk will be heightened by elections in at least 64 countries, including some of our markets (Mexico, the U.S, Panama, Dominican Republic, Croatia, UK). The EU Parliament will also face elections to renew its members. Additionally, future snap elections cannot be discarded.

Potential Impact

Political uncertainty, economic slowdown or recession, social instability, business disruption, increased costs, imposition of new regulations and/or taxes, instability of business landscape, negative impact on governability and rule of law, public policy uncertainty, delay to obtain or renew permits, among others. All of these events have the potential to materially and adversely impact our people, business, financial condition, liquidity, and the results of our operations.

Treatment Strategies

●  Execute tailor-made public affairs strategy per country.

●  Cooperate and engage with governments, regulators, and legislators through business associations.

●  Implement business continuity plans and Rapid Response Teams to safeguard the lives of our people and minimize operational disruption.

●  Monitor political, geopolitical, and social events and plan for risk scenarios.

Description

As a global company, Cemex is wary of specific geopolitical tensions that could have a sudden escalation, affecting the lives of our employees and business results. The development of previous and new geopolitical conflicts, such as Russia’s invasion of Ukraine and the ongoing conflicts in the Middle East, will determine the impact they could have on our markets, business results, and financial conditions. In addition, tensions between China and Taiwan, as well as maritime tensions between China and Southeast Asian nations (e.g., the Philippines) regarding claims in the South China Sea are constantly evolving. They could be exacerbated by the Taiwan (January 2024) and the U.S. (November 2024) presidential elections.

Potential Impact

Geopolitical conflict (especially if sudden) could impact our people, and materially and adversely affect our business continuity, reputation, liquidity, and the results of our operations.

Treatment Strategies

●  Implement business continuity plans and Rapid Response Teams to safeguard the lives of our people and minimize operational disruption.

●  Monitor political, geopolitical, and social events and plan for risk scenarios.

Description

We are subject to an increasing number of ESG laws and regulations in each of the jurisdictions in which we operate. We are also aware of evolving (and increasing) stakeholder expectations. The global regulatory framework relating to ESG will continue to evolve. ESG performance, in general, is also under increased scrutiny from stakeholders and society at large. The lack of clarity of some of these new legislative developments, as well as inconsistent and conflicting frameworks and standards can be challenging. Non-compliance, or adherence to, or changes in such laws, regulations, and practices, and/or their interpretation by stakeholders, stakeholders’ diverse expectations, and/or any significant delay in assessing the impact and/or adapting to such changes may result in potential risks, which could lead to fines, penalties and operations being halted.

Potential Impact

These laws and regulations expose Cemex to the risk of substantial costs and liabilities including higher investment in equipment and technology, fines and other sanctions, the payment of compensation to third parties, remediation costs, business disruption and damage to reputation, restrictions on production facilities, reputation damage, loss of customers, difficulty to retain and attract talent, social activism, new mandatory operational and disclosure requirements, among other things, which could have a material adverse effect on our business, financial condition, liquidity, and the results of our operations.

Treatment Strategies

●  Execute Cemex’s ESG Strategy which includes its Future in Action Program.

●  Comply with ESG laws and regulations and adhere to the highest ESG standards and practices.

●  Engage with key stakeholders for proactive communication and risk and opportunity management.

●  Continue the operations of our ESG-related committees: Global ESG Committee, Regional and Country Sustainability Committees, Ethos Committee, Human Rights Taskforce, among others.

●  Promote ETHOS line to report alleged ethics, compliance, or governance violations.

●  Board oversight and guidance on ESG risk and opportunity management through the discussion of the ESG Risk & Opportunity Agenda by the Board’s Sustainability, Climate Action, Social Impact, and Diversity Committee.

Carbon Regulation-Transition Risk

Description

Cemex is subject to a growing number of CO2 regulations aiming to incentivize CO2 emissions reduction. In jurisdictions with carbon regulation in place, such regulations often manage CO2 pricing in the form of cap-and-trade systems, particularly in Europe and some states in the U.S. In other geographies, new or stricter CO2 regulations are under discussion or development and could imply a higher CO2 cost for Cemex in the short- and medium-term, for example,

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

112

Main Strategic Risks and Treatment Strategies (Continued)

in the form of emission trading systems or CO2 taxes. Unclear CO2 regulations could result in double regulation. For example, an entity may be subject to a cap-and-trade scheme as well as an emissions tax, which may have inconsistent or overlapping policy objectives. Likewise, the unequal application of a CO2 pricing mechanism between local and foreign producers could cause competitive disadvantages. On the other hand, government policies that incentivize the use of alternative technologies to reduce CO2 emissions (e.g., circular economy practices) are not advancing at the required pace or at the same pace in all geographies in which we operate, which may slow down the reduction of CO2 emissions.

Potential Impact

Increased costs resulting from regulation, pricing pressure exerted by imports from countries with less stringent CO2 regulations, substantial penalties in case of non-compliance with laws and regulations, and non-achievement of our carbon emission reduction targets may all have a material adverse effect on our business, financial condition, and results of operations.

Technology-Transition Risk

Description

Development and scale up of technologies are key to reduce CO2 emissions to meet our 2050 net-zero CO2 emissions across the value chain from a 2020 baseline, certain sustainability-related key performance indicators included in our financing arrangements, and the limits of any cap-and-trade systems to which Cemex is subject. Some of the initiatives to reduce CO2 emissions still need to be proved in terms of technical feasibility, viability, and scalability. In addition, the development of breakthrough technologies requires intensive capital expenditures. There is high competition to secure government funding and economic or regulatory incentives to develop and prove these technologies are not available in all geographies. The failure to effectively select, develop and roll-out, or/and invest in, any necessary technologies, as well as the lack or late implementation of these new technologies, could lead Cemex to fail in achieving its 2050 net-zero CO2 emissions goal and the limits of any cap-and-trade systems to which Cemex is subject, as well as cause Cemex to fail to comply with the sustainability-related key performance indicators contained in its financial arrangements, as well as to meet with stakeholders expectations. Furthermore, deficient or delayed development or scale up of certain sustainability-related technologies may limit the range of eligible projects to which the proceeds of certain financings may be destined and/or may cause the application of proceeds to be less effective than originally anticipated. We have established aggressive sustainability/climate change related goals and programs, which may increase our operational costs. Additionally, failure to meet these goals could damage our business and reputation, decrease the demand for our goods and services, and/or increase our cost of capital under our sustainability-linked financing agreements.

Potential Impact

High capital investment in research and development, and the deployment of new and alternative technologies. Potential write-offs and early retirement of existing assets, deficient capital allocation, reduced demand for our products and services, substantial penalties and/or an increase in our cost of capital, reputation damage, stakeholder activism and a material adverse effect on our business, financial condition, and results of operations.

Markets-Transition Risk

Description

More stringent construction and energy efficiency standards are likely to foster the development of new lower-carbon products and construction solutions. As consumer expectations continue evolving, there is a risk for Cemex of not meeting future market expectations in the form of new or alternative lower-carbon products and solutions. On the other side, the lack of regulatory incentives or regulations promoting the use of lower-carbon products could fail to incentivize their adoption as customers could not be willing to pay the cost resulting from the necessary investment to transition to a low-carbon industry which could also compromise our roadmap to net zero by 2050. As industry participants embark on decarbonizing strategies, the competition for raw materials with lower-carbon footprint increases, which exerts pressure on their price and availability.

Potential Impact

Reduced demand for our products and solutions, increased production costs due to more competition for lower carbon or alternative raw materials, increased capital expenses to adjust our production processes and technology to incorporate lower carbon or alternative raw materials, and/or renewable energy, reputation damage, stakeholder activism, among other things, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Reputation-Transition Risk

Description

According to the GCCA, the cement industry is the source of about 5% - 8% of the world’s CO2 emissions. Cement could be perceived as a relevant contributor to CO2 global emissions.

Negative company reputation or stigmatization of our industry related to CO2 and stakeholder activism could have a negative impact on our stakeholders’ preferences regarding Cemex, which in turn could potentially affect the demand for our products and solutions, our ability to attract and retain talent, capital availability or cost, and business continuity.

Potential Impact

Negative disposition towards Cemex and the cement industry which could reduce the demand for our products and solutions, difficult our ability to attract and retain talent, reduce capital availability and/or increase our cost of capital, increase stakeholder’s activism, and disrupt our business operations. All these events could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Treatment Strategies for the outlined Transition Risks (Carbon Regulation, Technology, Markets and Reputation)

●  Participate actively in decarbonizing the construction materials industry through the definition of ambitious CO2 emission reduction targets and the execution of our Future in Action program.

Physical Risks (Acute and Chronic)

Description

Climate change will intensify the severity and frequency of natural disasters already experienced in most geographies and bring new environmental changes that will impact people’s lives and economic activities. Our operations and business are exposed to the event-driven acute physical risks and the chronic physical risks associated with longer-term shifts in climate patterns. As part of Cemex’s global strategy to manage climate change-related risks and opportunities, during 2023 we executed a pilot project to enhance physical

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

113

Main Strategic Risks and Treatment Strategies (Continued)

climate risk assessment on 20 Cemex’s assets that represent our most relevant types of facilities and locations. The assessment was carried out employing the technical and analytical capabilities of Risilience, a third-party expert in climate science, risk management, business, and technology. This assessment allows us to determine the financial impact, in the medium and long-term, of eight physical hazards under five emission scenarios and Shared Socioeconomic Pathways (SSP) defined by the Intergovernmental Panel on Climate Change (IPCC): (SSP1-1.9), Paris limit (SSP1-2.6), Stated policy (SSP2- 4.5), Current policy (SSP3-7.0), and No policy (SSP5-8.5). Initial results suggest that drought and heatwaves represent the most material risks to revenue across the twenty sample facilities. Heatwaves are the hazard event with the highest increase in probability due to climate change. Additional findings indicate that some of our operations in Mexico, Africa and the Middle East could be exposed to water stress due to their geographic location. Likewise, we identified assets mainly in the U.S., Philippines, Mexico, and the Caribbean with a likelihood of suffering flash floods.

Potential Impact

Asset damage, business disruption, loss of sales, cost increase and even reputation damage or possible litigation. The decrease in sales volume caused by physical hazard events is usually counterbalanced by the increase in the demand for our products and solutions during the reconstruction phases. Chronic physical risks could result also in supply chain disruptions as is the case of shipping capacity restrictions in the Panama Canal due to low water levels. Recent reports suggest that the Panama Canal authority could reduce the number of ships crossing daily due to low water levels. Supply chain disruptions could have a negative impact on the product delivery time and the cost to serve our markets.

Treatment Strategies

●  Identify and manage climate risks through a comprehensive risk management strategy.

●  Adhere to crisis management and business continuity plans in place.

●  Review and adjust insurance policies to cover the most exposed assets as much as possible.

●  Set 2030 targets on freshwater withdrawal reduction by shifting to non-freshwater and implement Water Action Plans (WAPs) which include a customized set of response actions to mitigate water risks.

●  Expand physical and transition climate risk assessment and quantification to our most relevant assets in all geographies where we operate.

Description

As a global company, Cemex is subject to the laws and regulations of the countries where we operate. Some of these laws and regulations include, but are not limited to, areas such as anti-corruption, anti-bribery, anti-money laundering, anti-boycott, economic sanctions, trade embargoes, export control laws, environmental (e.g., CO2, air emissions, circular economy and waste management, biodiversity, water), social (e.g. labor, human rights, diversity), information security, mining, transportation, taxes, among others. Furthermore, we are involved in various significant legal proceedings, including taxes, antitrust and regulatory matters which depend on the application and interpretation of law by local and national government authorities. For more information, please refer to the Regulatory

Matters and Legal Proceedings section of our annual report on Form 20-F.

Potential Impact

Any non-compliance with laws and regulations, and/or any significant delay in adapting to changes may result in potential cost increase, investigations, fines, and penalties, restrictions on production facilities, among others, which could have a material adverse effect on reputation, business, financial condition, liquidity, and results of operations.

Treatment Strategies

●  Strive to comply with applicable local, state, and federal laws and regulations.

●  Enhance and enforce our Ethics and Compliance program, which addresses antitrust, anti-bribery, health and safety, international sanctions, human rights, confidentiality, conflicts of interest, financial controls, and third-party risk management, among other matters.

●  Improve internal controls through continuous internal audits and other methods.

●  Set accounting reserves for legal proceedings when it is probable that they will be adversely resolved.

Description

As a global company we are exposed to several financial risks, including but not limited to foreign currency fluctuation, changing interest rates, liquidity, refinancing terms, credit ratings, counterparty risks, debt level adjustments, and possible non-compliance with covenants and restrictions, among others.

Potential Impact

All these factors have the capacity to affect, including but not limited to, our capacity to generate cash to service our debt and to comply with covenants and restrictions, our outstanding indebtedness, the cost to service our debt, our liquidity, our consolidated reported results, our credit rating, our solvency, our ability to satisfy our commercial obligations and our capacity to access funds or capital, among others. All these events could materially and adversely affect our business, financial condition, liquidity, and results of operations.

Treatment Strategies

●  Strengthen our capital structure.

●  Execute liability management strategy; extend and diversify funding sources.

●  Continue with leverage reduction, achieving and maintaining investment grade.

●  Maintain a strong liquidity profile.

●  Implement foreign exchange, interest rate and energy hedging strategy.

Description

Electricity and fuel costs represent an important part of our overall production cost structure. The price and availability of electricity and fuels are generally subject to market volatility and, therefore, may impact our costs. We are exposed to potentially higher energy prices and fuel costs (e.g., coal, gas, and fuel oil prices) and, in some

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

114

Main Strategic Risks and Treatment Strategies (Continued)

regions, uncertain energy supply availability due to several factors, including, but not limited to slowdown of the global economy and Russia’s invasion of Ukraine. Governments in some countries where we operate are in the process of modifying certain energy market regulations, reducing energy subsidies, introducing clean energy obligations, or imposing new taxes. Our commitment to the energy transition by increasing the use of cleaner energy sources, including renewable electricity and alternative fuels, may limit our flexibility to use established energy sources and fuels that may be more cost-effective and could require more capital expenditures and investments than planned. Conversely, if our efforts to increase the use of alternative fuels are unsuccessful, due to their limited availability, price volatility, reduced availability of long-term contracts, or otherwise, we would be required to use traditional fuels, which may increase our energy and fuel costs. In addition, transition to a net-zero economy has increased the competition for renewable electricity projects. All these factors may result in difficulties to achieve the targets we have set in our Future in Action program and certain key performance indicators provided for in our sustainability-linked financing arrangements, which, among other adverse effects, would damage our reputation and increase our cost of capital. This may result in a material adverse effect on our business, financial condition, liquidity, and results of operations.

Potential Impact

Increased production costs, energy supply disruption causing reduced materials production, increases in capital spending and investment, delay in achieving clean energy goals, and impact on operating results. Our pricing strategy aims to transfer energy cost increases to our customers, but if the strategy does not penetrate at the rate we expect, it has the potential to impact our sales volumes. If we are unable to comply with sustainability-linked financing arrangements, it can result in damage to our reputation and increase our cost of capital. All of this could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Treatment Strategies

●  Negotiate energy contracts to provide certainty on future energy cost, including entering into long-term renewable supply contracts for energy and fuels that provide cleaner energy.

●  Increase use of alternative fuels.

●  Develop processes and products to reduce heat consumption in our kilns and optimize power consumption.

●  Execute hedging for coal, diesel, electricity, and natural gas in the financial markets to reduce volatility.

Description

We still use certain byproducts of industrial processes produced by third parties, such as pet-coke, fly ash, slag, and synthetic gypsum, among others, as well as natural resources such as aggregates, limestone, water, and other materials. While we are not dependent on any supplier and we actively seek to secure the supply of our required materials, products, and resources through long-term renewable contracts and framework agreements, short-term contracts are entered into in certain countries where we operate to guarantee our required supply of materials.

Potential Impact

Should existing suppliers cease operations, or reduce, or eliminate the production of these byproducts and materials, or should any suppliers for any reason not be able to deliver contractual quantities to us, or should laws and/or regulations in any region or country limit access to these materials, our sourcing costs could increase significantly or require us to find alternative sources. These type of events could have a material adverse effect on our business, financial condition, and results of operations. In particular, scarcity and quality of natural resources (such as water and aggregates reserves) in some of the countries where we operate could have a material adverse effect on our operations, costs and results of operations.

Treatment Strategies

●  Enter long-term renewable contracts for the supply of the required materials.

●  Monitor global aggregates, limestone, and natural resources reserves, identify critical levels, and secure reserves in attractive markets.

●  Monitor and anticipate permitting processes and regulations.

Description

We increasingly rely on a variety of information technology, cloud services, and automated operating systems to manage and support our operations as well as to offer our products to our customers. Our systems and technologies (as well as those provided by our third parties), including but not limited to our platforms such as Cemex Go, may be vulnerable to intrusion, disruption, or damage caused by circumstances beyond our control, (e.g., physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, security breaches, computer viruses and cyberattacks, including malicious codes, worms, ransomware, phishing, denial of service attacks and unauthorized access).

Furthermore, as we continue to advance our Working Smarter digital transformation initiative, we expect a deeper integration of digital technologies into our operations. We believe this progression is likely to assist us in fulfilling our strategic priorities. However, these integration efforts and the engagement of additional technology service providers and systems in our operations as part of Working Smarter could increase our exposure to these risks. The ongoing digitalization of global supply chains introduces new risks, given their growing reliance on technology and third parties.

Potential Impact

Some cybersecurity incidents could cause operational disruptions, failure to serve our clients, leaks of information, among others. These events could negatively impact our financials and reputation, and/or make us subject to regulatory fines that would damage our relationships with employees, customers, and suppliers. All of this could have a material adverse impact on our business, financial condition, and results of operations.

Treatment Strategies

●  Adhere to Information Security Policies and implement and enhance cybersecurity controls and processes.

●  Increase awareness on cybersecurity culture among employees and third parties through incident response playbooks and drills.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

115

Main Strategic Risks and Treatment Strategies (Continued)

●  Continuously enhance insurance coverage for cybersecurity incidents.

●  Renew, modify, and upgrade required systems and technologies.

●  Renew the ISO 27001 certification on production plants for information security management.

Description

Although we make significant efforts to maintain good long-term relationships with the communities and governments in the geographies where we operate, there can be no assurance that the mentioned stakeholders will not have different, or at times conflicting, perceptions, interpretations, interests or objectives from ours. These conflicting points of view have been more common with respect to environmental and social issues. Despite agreement on the importance of addressing climate change, our industry is usually perceived as more polluting than others. Human rights are also a source of potential allegations. Different interests from stakeholders have led them to implement public actions, protests or campaigns against our industry or company. All these actions have the capacity to disrupt our operations, damage our assets and/or reputation, and difficult the process to obtain or renew permits. In addition, the increase in social protests derived from causes like discontent with governments, unions’ demands related to working conditions, among others, have had and may continue having a negative impact on our business operation and capacity to serve our clients efficiently and on time.

Potential Impact

Stakeholders with different, or conflicting interests could result in delays in legal or administrative proceedings, stakeholder activism, negative media coverage, asset damage, business disruption as well as in requests for the government to revoke or deny our concessions, licenses, or other permits. Any such events could impact our people, could affect our business continuity or reputation, or could have a material adverse impact on our business, financial condition, and results of operations.

Treatment Strategies

●  Implement sustainable community engagement plans.

●  Cooperate and engage with governments, regulators, and legislators through business associations to focus on providing solutions for key government priorities (e.g. Regenera, our global waste management business, as a solution for contributing to a more circular society).

●  Implement business continuity plans and RRTs to safeguard the lives of our people and minimize operational disruption.

Description

Activities in our business that are not executed responsibly might be dangerous and lead to an injury, illness, or even fatality to our employees, third parties, and contractors. In a similar way, accidents might end up damaging our people, property or community environments.

Potential Impact

Any given accident that occurs within our facilities or as a result of our operations, may lead to injuries, illness or fatality. These accidents could cause both operative disruptions and/or legal and regulatory consequences. Additionally, we may also be required to assume costs and liabilities to compensate affected personnel or repair or replace damaged property. This could materially and adversely affect our reputation, business, liquidity, and results of operations.

Treatment Strategies

●  Aim for zero recordable injuries, job-related illnesses, preventable vehicular incidents, and environmental events.

●  Prioritize the safety of our people (employees, contractors, and the communities) where we operate.

●  Reinforce Health and Safety Protocols (Behaviors that Save Lives, Pandemic Endurance & Rapid Response Teams).

●  Adhere to high health and safety standards, monitor, prepare, and comply with health and safety recommendations.

Description

Attracting and retaining a specialized workforce, effectively planning leadership succession, and evolving to adapt to changing workplace demands and environments across our operations are key elements to ensure we achieve our strategic priorities. Labor shortages, tight labor markets, wage inflation, labor activism, and changes in work environment expectations are some sources of risk that could negatively impact our talent management efforts. As digitalization and innovation rapidly advance and new generations enter the workplace, the construction and building materials industry could be perceived as less attractive than other industries or require talent with specific technical skills that are hard to acquire for key positions.

Potential Impact

Failure to effectively attract and retain talent could materially and adversely impact our business, financial performance and result of operations, and compromise the achievement of our strategic priorities.

Treatment Strategies

●  Evolve Cemex’s culture, policies, and procedures to new work environments.

●  Enhance our talent management process.

●  Continue improving key initiatives (e.g. Workforce Experience and Rewards and Incentives Programs) seeking the attraction and retention of target groups.

Description

The emergence of a pandemic or epidemic, or any other public health threat that is easily spread, severe, difficult to contain, and long-lasting, may affect our business environment (e.g., supply chain disruptions) as well as the lives and health of our people and members of the communities where we operate.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

116

Main Strategic Risks and Treatment Strategies (Continued)

Potential Impact

Some of a pandemic’s effects include, but are not limited to loss of life, temporary restrictions on production facilities, labor shortages, supply chain disruptions, inflationary costs, slowdown in economic and construction activity, financial markets volatility, among others. These effects may have a material adverse impact on our business financial condition, liquidity, and results of operations.

Treatment Strategies

●  Adhere to our health and safety protocols to protect the health and safety of our people.

●  Implement business continuity plans and RRTs to safeguard the lives of our people and minimize operational disruption.

●  Enhance customer experience through proven e-commerce platforms and distribution network.

●  Aid members of the communities where we operate in dealing with the health threat.

Description

Our industry is in constant evolution as new technologies, processes, materials, players, and solutions are introduced at different stages of the construction materials industry value chain to increase its efficiency. While we have developed or are developing new technologies, businesses, partnerships, products and solutions through our Research & Development (R&D), Cemex Ventures, Urbanization Solutions, and Innovation and Sustainability strategy, other industry innovations from internal or external players, including but not limited to digitalization, automatization, new construction methods, new products, materials or manufacturing processes, sustainable practices, or other emerging technologies or solutions could potentially impact the industry’s competitive landscape, the construction value, and our capacity to compete and/or keep our industry position.

Potential Impact

Failure to identify and/or adapt our business model to potential industry disruptors and effectively adopt the technology and resources required to stay on top of our industry’s evolution could affect our competitive advantage and have a material adverse effect on our business financial condition, liquidity, and results of operations.

Treatment Strategies

●  Continue to improve our R&D strategy related to new materials, products, and technologies.

●  Detect, develop, and commercialize disruptive, revolutionary, and sustainable construction projects through Cemex Ventures.

●  Promote internal and external innovation (e.g., Smart Innovation Program, partner with innovative and sustainable companies).

●  Deliver superior customer experience enabled by digital technologies (e.g., Cemex Go)

●  Enhance our digital technology strategy (e.g., Digital Commercial Strategy, CX 4.0 Operations, Working Smarter).

Description

As we strive towards achieving net-zero CO2 emissions by 2050, it is crucial to address the broader impacts that transitioning to a low-carbon economy may have on society. Our commitment to a Just Transition toward net-zero emissions and climate resilience is grounded in social dialogue, stakeholder engagement and respect for labor and human rights. Just Transition guides an inclusive process which seeks that all stakeholders are included and not left behind. One significant obstacle we face is the lack of readiness among various stakeholders (e.g., governments, suppliers, employees, and communities) to adapt to the necessary changes at the required pace. Within our supply chain, the adoption of more environmentally and socially responsible practices by our third parties plays an important role. The workforce and communities represent both challenges and opportunities in this transition. There is a need to provide upskilling and reskilling opportunities to avoid potential job losses, work displacements, involuntary migration, and loss of livelihoods.

Potential Impact

If we fail to incorporate just transition guidelines into our climate action strategy, we may not be prepared to comply with potential ESG requirements. Moreover, there is increasing scrutiny from investors, policymakers, and NGOs, posing a potential risk of reputation damage, legal or administrative actions, and heightened activism. In countries with leading ESG practices and regulations, ensuring a just transition is a paramount element for accessing government funds and grants designated to facilitate the transition towards a green economy. If policymakers and governments do not enable the right measures and incentives to support the upstream and downstream supply chain, it could impact business continuity and affect our results of operations. This, in turn, could significantly affect the members of communities engaged in any of the employment sources within our value chain. Lastly, without ensuring a climate transition plan for our workforce and communities, there is a risk of skills and capabilities lag, making it challenging to integrate them into the new labor system.

Treatment Strategies

●  Raise awareness about just transition among internal and external stakeholders, promoting the adoption of environmentally and socially responsible practices.

●  Collaborate with relevant organizations, such as BSR and the UN Global Compact, to actively incorporate just transition principles into our company processes.

●  Support companies in our supply chain, especially Small and medium-sized enterprises (SMEs), to develop effective adaptation strategies for a low-carbon economy and participate in initiatives like the Cemex UNGC Supply Chain Program.

●  Advocate for policies and regulations that align with principles of decent work, social inclusion, and environmental protection.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance ▶ Risk and Opportunity Management Respect for Human Rights Embedded In Our Business

7. APPENDIX

117

Main Strategic Risks and Treatment Strategies (Continued)

Description

While artificial intelligence (AI) technology has been around us and evolving for decades, there’s been a rapid expansion in what AI systems can do and, in recent years, generative AI is being woven more and more into our everyday lives and shaping the future across nearly every industry. AI technology advancements are changing how companies operate and how humans interact; From chatbots to engage with customers and employees in human-sounding ways, or models that optimize how marketing, controllership, legal, manufacturing, supply chain and logistics processes are managed, to enabling researchers and developers to better understand large amounts of data and ease complex engineering development processes. These advancements will likely enhance and improve the efficiency of business processes overall, but sources of risk remain as these systems require adequate governance and secure implementation environments which are still being discussed or developed by governments and implemented by companies or organizations. Risks arise in several ways, and probably, as of the date of this report, some of them remain unknown. If the data from AI technology is of low quality, biased, unrepresentative or inappropriate, it creates risks to the accuracy and reliability of model outputs. The use of AI can also expose us to compliance and legal risks with respect to existing laws and regulations. Additionally, new and proposed regulations on AI are emerging and vary across jurisdictions, and penalties for non-compliance are expected to be significant. The large amount of data required to train AI applications can also create information security risks. Web-based AI applications substantially increase the risks of employees submitting sensitive or proprietary data. Cyberthreats by adversarial actors to access AI models or alter data could have negative business consequences as conventional cybersecurity controls do not adequately address these new forms of AI risk. Data breaches, privacy and inaccurate or unreliable output from AI Models also creates reputation risks. Misuse of AI models represent another risk. AI models could be misused to create and spread falsified information and influence electoral campaigns, stoke division, exacerbate polarization, and create social chaos which in turn could endanger political systems, economic markets and global security and stability. Uncertainty and risk increase as breakthroughs in AI outpace governance efforts.

Potential Impact

As AI will continue to improve quickly and become exponentially more capable, failure from policy makers, governments, authorities, and companies to develop and implement adequate frameworks, standards, procedures, and controls to integrate it in a secure and controlled environment, could create numerous potential risks, including data privacy, compliance, legal, ethical, reputation and security risks. Misuse of AI could also have a negative impact on the political, economic and social environments. All these events could have negative economic, legal, and reputation consequences and in turn materially and adversely impact our business, financial performance and results of operations.

Treatment Strategies

●  Implement institutional guidelines and controls to ensure responsible usage of AI.

●  Monitor AI technology developments and comply with regulatory frameworks.

●  Foster partnership and collaborations and investing in AI research and development.

●  Strengthen risk prevention and cybersecurity culture among employees and third parties.

Description

Companies’ costs and people’s costs of living have been gradually driven up by disruptions in global supply chains, caused by extreme weather events due to climate change (e.g., severe heatwaves, droughts, floods), geopolitical conflicts (e.g., Russia’s invasion of Ukraine, incursions by Houthi forces in the Red Sea region) and macroeconomic factors (e.g., China’s slower economic growth). These events have exacerbated energy and food shortages, migration flows, social and security risks. Although global food and energy prices have fallen from their peak levels in mid-2022, domestic prices and the risks to food production remain elevated in many economies. Also, even when inflation has been declining in response to central banks’ monetary policy, headline and core inflation remain elevated. Additionally, several countries maintain high indebtedness levels which limits their capacity to maneuver through fiscal policy. Furthermore, wages have not risen at the same level as inflation in most countries (e.g., European Union), adding more pressure to the capacity of households to purchase basic goods. All these factors could lead to heightened social pressures with potential cost increases for companies in the form of salary increases, social protests, deterioration of security levels with a high toll in some countries, increasing demands for private sector to contribute to the solution of social problems, among others. Conversely, companies could be unable to transfer cost increases through prices as cost-of-living concerns could lead to government intervention to regulate commodity prices or prices of products considered essential for living.

Potential Impact

Cost increases, business disruption caused by increasing protests (e.g., US automotive industry, UK healthcare, ports and railways services), insecurity events affecting stakeholders and business operations, labor shortages and increasing salary demands, assets divestments, among others. These events could have a material adverse effect on our reputation, business, and results of operations.

Treatment Strategies

●  Cooperate and engage with governments, and legislators through business associations to support households (e.g., housing initiatives).

●  Implement business continuity plans and Rapid Response Teams to safeguard the lives of our people and minimize operational disruption.

●  Strive to comply with applicable local, state, and federal laws and regulations.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management ▶ Respect for Human Rights Embedded In Our Business

7. APPENDIX

118

   respect for

human rights

  embedded in our business

Human Rights are the universal, inalienable, and fundamental rights inherent to all human beings. We strive to reinforce our respect for human rights through our core value of Acting with Integrity to embed it in the way we do business.

Our Aspiration

Respect for human rights is fundamental to being a responsible and ethical business. At Cemex, we strive for our strategy and support our operations to be aligned with universal human rights principles, and we actively advocate for sustainable practices within the cement industry.

Upholding Our Human Rights Commitments

Cemex Policies

Our policies facilitate the implementation and safeguarding of our Human Rights commitments. We expect our employees, suppliers, contractors, and other business partners to consistently abide by applicable policies and procedures wherever we operate. We seek to engage with third parties who are able to meet our Human Rights principles and practices.

Cemex Management Systems & Processes

Human rights are integrated into Cemex’s existing risk management approach and are also addressed through our due diligence process. We continue to make progress in developing and implementing preventive measures to mitigate adverse human rights impacts in our operations, primarily focusing on the top five salient human rights issues identified through our Human Rights Self-Assessment.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management ▶ Respect for Human Rights Embedded In Our Business

7. APPENDIX

119

Cemex places great importance on the insights and concerns of stakeholders

Our Actions

As we work to achieve our aspirations, we focus on establishing robust monitoring and risk identification practices. Our commitment includes efforts to engage with stakeholders through dialogues designed to identify and address concerns.

Cemex places great importance on the insights and concerns of stakeholders, including employees, local communities, customers, suppliers, and investors. We believe cultivating meaningful dialogue with these stakeholders is essential to understand their perspectives, address concerns, and foster enduring, sustainable relationships.

Our Human Rights Due Diligence Process

We continue to work on improving our Human Rights Due Diligence (HRDD) process, working towards aligning with international guidelines and standards, such as the UN Guiding Principles on Business and Human Rights and the Organisation for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Business Conduct. We continue to embed these guidelines and standards in all company areas and work on monitoring adherence throughout our operations and our value chain.

Our HRDD aims to incorporate a human rights risk management system designed to embed, identify, assess, respond, remediate, monitor, and communicate human rights risks and impacts resulting from our operations, activities, and relationships.

Our HRDD encourages continuous communication with our stakeholder groups and allows access to effective grievance mechanisms for rightsholders to voice their concerns, complaints, and suggestions.

Our HRDD was designed to focus on five key elements:

1.  Embed: Focuses on incorporating our commitments into our governance, practices, policies, guidelines, and processes.

2.  Identify and Assess: Involves identifying human rights and their rightsholders who may be adversely affected by our operations, activities, and relationships. We aim to identify risks and adverse impacts with the objective of analyzing and addressing them in accordance with their corresponding level of risk or adverse impact.

3.  Respond and Remediate: Includes developing and implementing measures to address and mitigate human rights risks and prevent or remedy adverse impacts.

4.  Monitor: Aims for our processes, measures, and actions to address and mitigate human rights risks and prevent or remedy adverse impacts. Our goal is to regularly monitor and review the effectiveness of these processes, measures, and actions.

5.  Communicate: We intend to report our approach and efforts in respecting human rights and procuring communication with internal and external stakeholders.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management ▶ Respect for Human Rights Embedded In Our Business

7. APPENDIX

120

100%

of available targeted

countries implemented

a Human Rights Self-

Assessment in 2023.

An Important Year for Human Rights at Cemex

In 2023, we redesigned our approach to human rights due diligence, integrating human rights principles in the way we do business, further reinforcing Cemex’s core value to Act with Integrity. We held regular working sessions with our Global Human Rights Taskforce. We presented the quarterly results to our Human Rights Steering Committee, which is comprised of global leaders from relevant functional areas of the company. Particularly, in 2023, the Human Rights Taskforce worked on designing and implementing proposals for improving our human rights practices in accordance with the results from the gap analysis made in 2022 against industry best practices and EU regulations related to human rights.

Human Rights Self-Assessment

In 2023, Cemex worked on enhancing and updating its global Human Rights Self-Assessment (HRSA) to include a wider scope of evaluated human rights-related aspects compared to the assessments made in previous years. As a result, our updated global HRSA allows us to identify and map human rights risks across our operations and countries where we operate through a comprehensive questionnaire that inquires about human rights practices. In 2023, almost 500 Cemex leaders in 25 countries across all our regions completed the updated HRSA. With more data available, we have designed a new digital dashboard to monitor the HRSA results and track subsequently designed steps and action plans to mitigate human rights risks and impacts.

Human Rights Self-Assessment Survey Dimensions

The HRSA includes 72 questions on 17 human rights dimensions. Survey inquiries portray best practices on human rights and are aligned with the UNGC’s Guiding Principles. Participants answer the inquiries by ranking, to the best of their knowledge, Cemex’s compliance with each statement as high, medium-high, medium, medium-low, low, or indicate lack of knowledge on the topic.

Based on the results of the HRSA, additional assessments are available to support the design of mitigation action plans. Furthermore, increasing the frequency of assessments in countries determined “high-risk” is recommended.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

Governance Our Board of Directors Executive Committee Ethics and Compliance Risk and Opportunity Management ▶ Respect for Human Rights Embedded In Our Business

7. APPENDIX

121

Human Rights Salient Issues

Through our human rights due diligence process and the assessments conducted in the countries where we operate, we have identified specific risks that require prioritized efforts. These risks are associated with the following areas:

●   Working Hours

●  Data Privacy

●   Security Arrangements

●   Community Engagement

●  Human Rights Awareness

These areas represent focal points where we must concentrate our efforts to address and mitigate potential human rights challenges. Our management systems and processes enable us to prioritize mitigation actions, allocate resources efficiently, and assess key performance indicators (KPIs) internally, facilitating transparent reporting on our progress.

We are committed to continue strengthening our approach to respecting human rights. To achieve this, we have outlined the following steps we plan to undertake in upcoming years:

●  Creating specialized human rights trainings designed to generate awareness and strengthen risk mitigation

●  Train the responsible departments on conducting HRRAs for additional countries

●  Issue our Human Rights Guidelines

●  Enhance our Human Rights Policy

Human Rights Training for Board of Directors

Respecting and promoting human rights is a company commitment that starts at the top with our Cemex Essentials course for our Board of Directors. This resource provides insights into commitments, strategies, priorities, processes, and outcomes, including our progress on human rights. The course curriculum includes our Human Rights Commitment, human rights due diligence process, policies and steps, and additional human rights learning resources. This voluntary training course generates awareness among our Board Members on how Cemex operationalizes the UN Guiding principles and implements its human rights due diligence.

Partnership with UNGC

As an active participant in the UNGC Business & Human Rights Accelerator, we had access to expert guidance and support from UNGC staff and partners. Cemex networked and shared best practices with other companies in this tailored learning and development program.

Human Rights Risk Assessments

In addition to our HRSA, we have designed Human Rights Risk Assessments (HRRAs) that consist of additional and subsequent evaluations for locations as a result of a “high risk” classification as per human rights risk indexes and HRSA results. The HRRAs support us in further exploring risk situations and better understanding the origin of the identified risks through engagements with relevant stakeholders. The ultimate objective of our HRRAs is to design adequate measures to mitigate and address any potential human rights risk.

Cemex 2023 Integrated Report

appendix Our Performance in Detail Selected Consolidated Financial Information Financial Information Non-Financial Information Scope and Boundaries of This Report Cemex’s Materiality Assessment Stakeholder Engagement Governance and Policies EU Taxonomy GRI Content Index Sustainability Accounting Standards Board Response (SASB) Task Force on Climate-related Financial Disclosure Response (TCFD) Terms We Use Cautionary Statement Regarding Forward-Looking Statements Investor, Media, and Sustainability Info

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

Our Performance in Detail

▶   Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

123

   our performance

          in detail

Selected Consolidated Financial Information

Cemex, S.A.B. de C.V. and Subsidiaries

Millions of Dollars, except ADSs and per-ADS amounts

Operating Results (1)	2021	2022	2023

Revenues	14,379	15,577	17,388

Cost of sales (2)	(9,743)	(10,755)	(11,527)

Gross profit	4,636	4,822	5,861

Operating expenses	(2,917)	(3,261)	(3,747)

Operating earnings before other expenses, net	1,719	1,561	2,114

Other expenses, net	(82)	(467)	(265)

Financial expense	(576)	(505)	(531)

Financial income and other items, net (3)	(161)	151	33

Earnings before income taxes	954	770	1,449

Discontinued operations (1)	(39)	324	–

Non-controlling interest net income (4)	25	27	17

Controlling interest net income	753	858	182

Millions of average ADSs outstanding (5,6)	1,495	1,478	1,471

Controlling interest basic earnings per ADS (5,7)	0.50	0.58	0.12

Controlling interest basic earnings per ADS from continuing operations (5,7)	0.53	0.36	0.12

Controlling interest basic earnings (loss) per ADS from discontinued operations (5,7)	(0.03)	0.22	–

Statement of Financial Position Information	2021	2022	2023

Cash and cash equivalents	613	495	624

Other current assets	272	183	191

Property, machinery and equipment, net and assets for the right-of-use, net (9)	11,322	11,284	12,466

Total assets	26,650	26,447	28,433

Liabilities directly related to assets held for sale	39	–	–

Current debt and other financial obligations (10)	940	987	975

Non-current debt and other financial obligations (10)	8,217	7,838	7,189

Total liabilities	16,379	15,538	16,317

Non-controlling interest	444	408	352

Total controlling interest (4)	9,827	10,501	11,764

Total stockholders’ equity	10,271	10,909	12,116

Book value per ADS (5,6)	6.57	7.11	8.00

Other Financial Data (1)	2021	2022	2023

Operating margin	12.0%	10.0%	12.2%

Operating EBITDA margin (8)	19.7%	17.2%	19.2%

Operating EBITDA (8)	2,839	2,681	3,347

Free cash flow after maintenance capital expenditures (8)	1,101	553	1,208

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

Our Performance in Detail

▶   Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

124

Notes to Selected Consolidated Financial Information

1.  Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, Cemex’s statement of operations present in the single line item of “Discontinued operations,” the results of: a) Neoris N.V. (“Neoris”) operations for the years ended December 31, 2021 and for the period from January 1 to October 25, 2022; b) the operating segments in Costa Rica and El Salvador for the years ended December 31, 2021 and for the period from January 1 to August 31, 2022; c) the white cement business sold in Spain for the period from January 1 to July 9, 2021; and d) France related to the assets sold in the Rhone Alpes region for the three-month period ended March 31, 2021. (See note 4.2 in our 2023 consolidated financial statements included elsewhere in this annual report).

2.  Cost of sales includes depreciation, amortization and depletion of assets involved in the production, expenses related to storage in producing plants and freight expenses of raw material in plants and delivery expenses of Cemex’s ready-mix concrete business.

3.  Financial income and other items, net, includes foreign exchange results, financial income, results from financial instruments, net, interest cost of defined benefit liabilities, net, effects of amortized cost on assets and liabilities, and others.

4.  In 2021 and 2022, controlling interest includes $994 million, and in 2023, includes $1,986 million of aggregate notional amount of subordinated notes issued by Cemex. For accounting purposes, these subordinated notes were included within stockholders’ equity. (See note 21.2 in our 2023 consolidated financial statements included elsewhere in this annual report).

5.  Cemex, S.A.B. de C.V.’s CPOs are listed on the Mexican Stock Exchange. Cemex, S.A.B. de C.V.’s ADSs, each of which currently represents ten CPOs, are listed on the New York Stock Exchange (“NYSE”). In the Consolidated Financial Statements, earnings per share are presented on a per-share basis. (See note 21 in our 2023 consolidated financial statements included elsewhere in this annual report).

6.  In 2021, 2022 and 2023, the number of ADSs outstanding, stated in millions of ADSs, represents: (i) the total average amount of ADS equivalent units outstanding of each year; and (ii) excludes the total number of ADS equivalents issued by Cemex and owned by its subsidiaries.

7.  For purposes of the selected financial information for the periods ended December 31, 2021 through 2023, the controlling interest basic earnings per ADS amounts were determined by considering the average amount of balance number of ADS equivalent units outstanding during each year.

8.  Please refer to page 265 for the definition of terms.

9.  In 2021 excludes assets held for sale in Costa Rica and El Salvador. In 2022 excludes other assets held for sale.

10.  Other financial obligations include: a) lease contracts; and b) liabilities secured with accounts receivables. (See notes 15.2, 17.2 and 28.4 in our 2023 consolidated financial statements included elsewhere in this annual report).

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

Our Performance in Detail

   Selected Consolidated Financial Information

▶   Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

125

Cemex, S.A.B. de C.V.

and Subsidiaries

Consolidated

Statements of

Income

(Millions of U.S. Dollars, except

for earnings per share)

		YEARS ENDED DECEMBER 31,
	NOTES	2023	2022	2021

Revenues	3	$17,388	15,577	14,379
Cost of sales	5	(11,527)	(10,755)	(9,743)

Gross profit		5,861	4,822	4,636

Operating expenses	6	(3,747)	(3,261)	(2,917)

Operating earnings before other expenses, net	2	2,114	1,561	1,719

Other expenses, net	7	(265)	(467)	(82)

Operating earnings		1,849	1,094	1,637

Financial expense	8.1, 17	(531)	(505)	(576)
Financial income and other items, net	8.2	33	151	(161)
Share of profit of equity accounted investees	14.1	98	30	54

Earnings before income tax		1,449	770	954

Income tax	20	(1,250)	(209)	(137)

Net income from continuing operations		199	561	817

Discontinued operations	4.2	–	324	(39)

CONSOLIDATED NET INCOME		199	885	778

Non-controlling interest net income		17	27	25

CONTROLLING INTEREST NET INCOME		$182	858	753

Basic earnings per share	23	$0.0042	0.0197	0.0171
Basic earnings per share from continuing operations	23	$0.0042	0.0123	0.0180

Diluted earnings per share	23	$0.0041	0.0193	0.0168
Diluted earnings per share from continuing operations	23	$0.0041	0.0120	0.0177

The accompanying notes are part of these consolidated financial statements.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

Our Performance in Detail

   Selected Consolidated Financial Information

▶   Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

126

Cemex, S.A.B. de C.V.

and Subsidiaries

Consolidated

Statements of

Comprehensive Income

(Millions of U.S. Dollars)

		YEARS ENDED DECEMBER 31,
	NOTES	2023	2022	2021

CONSOLIDATED NET INCOME		$199	885	778

Items that will not be reclassified subsequently to the statement of income
Net actuarial (losses) gains from remeasurements of defined benefit pension plans	19	(45)	176	263
Effects from strategic equity investments	14.2	(2)	(9)	(9)
Income tax benefit (expense) recognized directly in other comprehensive income	20	5	(32)	(26)
		(42)	135	228

Items that are or may be reclassified subsequently to the statement of income
Results from derivative financial instruments designated as cash flow hedges	17.4	(7)	80	60
Currency translation results of foreign subsidiaries	21.2	255	(326)	(400)
Income tax benefit recognized directly in other comprehensive income	20	1	18	70
		249	(228)	(270)

Total items of other comprehensive income (loss), net		207	(93)	(42)
CONSOLIDATED COMPREHENSIVE INCOME		406	792	736

Non-controlling interest comprehensive income (loss)		31	(36)	14
CONTROLLING INTEREST COMPREHENSIVE INCOME		$375	828	722

The accompanying notes are part of these consolidated financial statements.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

▶   Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

127

Cemex, S.A.B. de C.V.

and Subsidiaries

Consolidated

Statements of

Financial Position

(Millions of U.S. Dollars)

		AS OF DECEMBER 31,
	NOTES	2023	2022

ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	$624	495
Trade accounts receivable	10	1,751	1,644
Other accounts receivable	11	650	535
Inventories	12	1,789	1,669
Other current assets	13	191	183
Total current assets		5,005	4,526

NON-CURRENT ASSETS
Investments in associates and joint ventures	14.1	729	640
Other investments and non-current accounts receivable	14.2	340	293
Property, machinery and equipment, net and assets for the right-of-use, net	15	12,466	11,284
Goodwill and intangible assets, net	16	9,530	9,293
Deferred income tax assets	20.2	363	411
Total non-current assets		23,428	21,921
TOTAL ASSETS		$28,433	26,447

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	17.1	$25	51
Other current financial obligations	17.2	950	936
Trade accounts payable		3,109	2,966
Income tax payable		1,082	368
Other current liabilities	18.1	1,620	1,225
Total current liabilities		6,786	5,546

NON-CURRENT LIABILITIES
Non-current debt	17.1	6,203	6,920
Other non-current financial obligations	17.2	986	918
Pensions and other post-employment benefits	19	735	695
Deferred income tax liabilities	20.2	443	394
Other non-current liabilities	18.2	1,164	1,065
Total non-current liabilities		9,531	9,992
TOTAL LIABILITIES		16,317	15,538

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	21.1	7,699	7,810
Other equity reserves and subordinated notes	21.2	(363)	(1,555)
Retained earnings	21.3	4,428	4,246
Total controlling interest		11,764	10,501
Non-controlling interest	21.4	352	408
TOTAL STOCKHOLDERS’ EQUITY		12,116	10,909
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$28,433	26,447

The accompanying notes are part of these consolidated financial statements.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

▶   Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

128

Cemex, S.A.B. de C.V.

and Subsidiaries

Consolidated

Statements

of Cash Flows

(Millions of U.S. Dollars)

		YEARS ENDED DECEMBER 31,
	NOTES	2023	2022	2021

OPERATING ACTIVITIES
Consolidated net income		$199	885	778
Discontinued operations		–	324	(39)
Net income from continuing operations		199	561	817
Adjustments for:
Sale of emission allowances	2.15, 7	–	–	(600)
Depreciation and amortization of assets	5, 6	1,233	1,120	1,120
Impairment losses of longed-lived assets	7	43	442	509
Share of profit of equity accounted investees	14.1	(98)	(30)	(54)
Results on sale of subsidiaries, other disposal groups and others		(39)	(116)	(23)
Financial expense, financial income and other items, net		498	354	737
Income taxes	20	1,250	209	137
Changes in working capital, excluding income taxes		192	(390)	(143)
Cash flows provided by operating activities from continuing operations		3,278	2,150	2,500
Interest paid		(581)	(493)	(524)
Income taxes paid		(538)	(188)	(170)
Net cash flows provided by operating activities from continuing operations		2,159	1,469	1,806
Net cash flows provided by operating activities from discontinued operations		–	6	37
Net cash flows provided by operating activities after interest and income taxes		2,159	1,475	1,843
INVESTING ACTIVITIES
Purchase of property, machinery and equipment, net	15	(968)	(909)	(776)
Acquisition of intangible assets, net	16.1	(207)	(151)	(192)
Disposal (acquisition) of subsidiaries, net	4, 14.1	(189)	341	122
Proceeds from the sale of emission allowances	2.15, 7	–	–	600
Non-current assets and others, net		24	(12)	(10)
Cash flows used in investing activities from continuing operations		(1,340)	(731)	(256)
Net cash flows used in investing activities from discontinued operations		–	(1)	(17)
Net cash flows used in investing activities		(1,340)	(732)	(273)
FINANCING ACTIVITIES
Proceeds from new debt instruments	17.1	2,938	2,006	3,960
Debt repayments	17.1	(3,840)	(2,420)	(5,897)
Issuance of subordinated notes	21.2	992	–	994
Other financial obligations, net	17.2	(274)	(197)	(288)
Own shares repurchase program	21.1	–	(111)	–
Shares in trust for future deliveries under share-based compensation	22	(45)	(36)	–
Changes in non-controlling interests and repayment of perpetual debentures	21.4	(62)	(14)	(447)
Derivative financial instruments	17.4	(189)	34	(41)
Coupons on subordinated notes and coupons on perpetual debentures	21.2, 21.4	(120)	(51)	(24)
Non-current liabilities, net		(101)	(172)	(109)
Net cash flows used in financing activities		(701)	(961)	(1,852)
Increase (decrease) in cash and cash equivalents from continuing operations		118	(223)	(302)
Increase in cash and cash equivalents from discontinued operations		–	5	20
Foreign currency translation effect on cash		11	100	(55)
Cash and cash equivalents at beginning of period		495	613	950
CASH AND CASH EQUIVALENTS AT END OF PERIOD	9	$624	495	613
Changes in working capital, excluding income taxes:
Trade accounts receivable		$(27)	(208)	(20)
Other accounts receivable and other assets		21	(23)	94
Inventories		68	(464)	(341)
Trade accounts payable		(45)	290	290
Other accounts payable and accrued expenses		175	15	(166)
Changes in working capital, excluding income taxes		$192	(390)	(143)

The accompanying notes are part of these consolidated financial statements.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

▶   Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

129

Cemex, S.A.B. de C.V.

and Subsidiaries

Statements

of Changes in

Stockholders’ Equity

For the years ended December 31,

2023, 2022 and 2021

(Millions of Dollars)

				OTHER EQUITY
			ADDITIONAL	RESERVES AND		TOTAL		TOTAL
		COMMON	PAID-IN	SUBORDINATED	RETAINED	CONTROLLING	NON-CONTROLLING	STOCKHOLDERS’
	NOTES	STOCK	CAPITAL	NOTES	EARNINGS	INTEREST	INTEREST	EQUITY

Balance as of December 31, 2020		$318	7,575	(2,453)	2,635	8,075	877	8,952
Net income for the period		–	–	–	753	753	25	778
Other comprehensive loss for the period		–	–	(31)	–	(31)	(11)	(42)
Total of other comprehensive income (loss) for the period	21.2	–	–	(31)	753	722	14	736
Cancellation of own shares by shareholders’ resolution	21.1	–	(83)	83	–	–	–	–
Issuance of subordinated notes	21.2	–	–	994	–	994	–	994
Changes in non-controlling interest and repayment of perpetual debentures	21.4	–	–	–	–	–	(447)	(447)
Share-based compensation	22	–	–	77	–	77	–	77
Coupons paid on subordinated notes and perpetual debentures	21.2, 21.4	–	–	(41)	–	(41)	–	(41)
Balance as of December 31, 2021		318	7,492	(1,371)	3,388	9,827	444	10,271
Net income for the period		–	–	–	858	858	27	885
Other comprehensive loss for the period		–	–	(30)	–	(30)	(63)	(93)
Total of other comprehensive income (loss) for the period	21.2	–	–	(30)	858	828	(36)	792
Own shares purchased under shares repurchase program	21.1	–	–	(111)	–	(111)	–	(111)
Shares in trust for future deliveries under share-based compensation	22	–	–	(36)	–	(36)	–	(36)
Changes in non-controlling interest	21.4	–	–	–	–	–	–	–
Share-based compensation	22	–	–	47	–	47	–	47
Coupons paid on subordinated notes	21.2	–	–	(54)	–	(54)	–	(54)
Balance as of December 31, 2022		318	7,492	(1,555)	4,246	10,501	408	10,909
Net income for the period		–	–	–	182	182	17	199
Other comprehensive income for the period		–	–	193	–	193	14	207
Total of other comprehensive income for the period	21.2	–	–	193	182	375	31	406
Cancellation of own shares by shareholders’ resolution	21.1	–	(111)	111	–	–	–	–
Shares in trust for future deliveries under share-based compensation	22	–	–	(45)	–	(45)	–	(45)
Issuance of subordinated notes	21.2	–	–	992	–	992	–	992
Changes in non-controlling interest	21.4	–	–	–	–	–	(87)	(87)
Share-based compensation	22	–	–	61	–	61	–	61
Coupons paid on subordinated notes	21.2	–	–	(120)	–	(120)	–	(120)
Balance as of December 31, 2023		$318	7,381	(363)	4,428	11,764	352	12,116

The accompanying notes are part of these consolidated financial statements.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

130

Notes to the

Consolidated

Financial

Statements

As of December 31, 2023, 2022 and 2021

(Millions of U.S. Dollars)

1) Description of Business

Cemex, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates, urbanization solutions and other construction materials and services. In addition, Cemex, S.A.B. de C.V. performs significant business and operational activities in Mexico.

The shares of Cemex, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (Certificados de Participación Ordinaria) under the symbol “CemexCPO.” Each CPO represents two series “A” shares and one series “B” share of common stock of Cemex, S.A.B. de C.V. In addition, Cemex, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “Cemex, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to Cemex, S.A.B. de C.V. without its consolidated subsidiaries. The terms “Company” or “Cemex” refer to Cemex, S.A.B. de C.V. together with its consolidated subsidiaries.

The issuance of these consolidated financial statements was authorized by the Board of Directors of Cemex, S.A.B. de C.V. on February 7, 2024 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for approval to the annual general ordinary shareholders’ meeting of the Parent Company on March 22, 2024.

2) Basis of Presentation and Disclosure

The consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Cemex adopted Disclosure of Accounting Policies (Amendments to IAS 1) starting January 1, 2023. The amendments require the disclosure of “material” rather than “significant” accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. See note 28 for Cemex’s material accounting policies.

Presentation currency and definition of terms

The consolidated financial statements and the accompanying notes are presented in Dollars of the United States of America (the “United States”), except when specific reference is made to a different currency. When reference is made to “U.S. Dollar,” “Dollar,” “Dollars” or “$” it means Dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “Pesos,” it means Mexican Pesos. When reference is made to “€” or “Euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “Pounds,” it means British Pounds sterling. Previously reported Dollar amounts of prior years are restated when the underlying transactions in other currencies remain unsettled using the closing exchange rates as of the reporting date. Amounts reported in Dollars should not be construed as representations that such amounts represented those Dollars or could be converted into Dollars at the rate indicated.

Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 20.4 and 25), which are originated in jurisdictions where currencies are different from the Dollar, are presented in Dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such Dollar amounts will fluctuate over time due to changes in exchange rates.

Discontinued operations (note 4.2)

Cemex reports as discontinued operations the disposal of entire geographical reportable operating segments regardless of size, the sale of a considerable portion of a significant reportable operating segment, as well as the sale of a major line of business.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

131

Notes to the Consolidated Financial Statements

Statements of income

Cemex includes the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of Cemex’s “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described below in this note. The line item of “Operating earnings before other expenses, net” allows for easy reconciliation of the amount in these financial statements under IFRS to the non-IFRS measure of Operating EBITDA by adding back depreciation and amortization. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to Cemex’s main activities or which are of a non-recurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances (note 28.13), results on disposal of assets and restructuring costs, among others (note 7). Under current IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of income vary significantly by industry and company according to specific needs.

Although Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by Cemex’s creditors to review its ability to internally fund capital expenditures, to review its ability to service or incur debt and to comply with financial covenants under its financing agreements. Cemex presents “Operating EBITDA” in notes 4.3 (selected financial information by reportable segment and line of business) and 17.1 (Financial instruments—Financial covenants). Cemex’s Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

• In 2023, 2022 and 2021, the increases in other financing obligations in connection with lease contracts negotiated during the year for $341, $296 and $227, respectively (note 17.2); and

Investing activities:

•   In 2023, 2022 and 2021, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $341, $296 and $227, respectively (note 15.2).

Other newly issued IFRS adopted in the reported periods

IFRS 17, Insurance contracts (“IFRS 17”)

Beginning January 1, 2023, IFRS 17 replaced IFRS 4, Insurance contracts, which sets forth accounting requirements for all contracts in which an entity (the “Issuer”) accepts significant insurance risks from another entity (the “Policyholder”) by agreeing to compensate the Policyholder if a specified uncertain future event (the insured event) adversely affects the Policyholder. IFRS 17 may apply to any contract in which an entity assumes a risk position similar to an Issuer, to the extent that is not being accounted for under other IFRS, such as warranties or residual value guarantees, covered by IFRS 15, Revenues from contracts with customers (“IFRS 15”) and IFRS 16, Leases (“IFRS 16”), respectively, among others. IFRS 17 does not apply to acquired insurance policies.

Concurrent with the adoption of IFRS 17, Cemex analyzed its several contracts and concluded that: a) it has not issued insurance policies to third-parties; and b) all obligations and contingent obligations arising from another type of contracts are accounted under the relevant IFRS, such as IFRS 15, IFRS 16, IFRS 9, Financial Instruments (“IFRS 9”) or IAS 19, Employee benefits (“IAS 19”), as applicable.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

132

Notes to the Consolidated Financial Statements

Others

In addition, beginning January 1, 2023, Cemex adopted prospectively IFRS amendments that did not result in any material impact on its results of operation or financial position, and which are explained as follows:

STANDARD	MAIN TOPIC

Amendments to IAS 8, Definition of Accounting Estimates	The amendment makes a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively, while changes in accounting estimates are accounted for prospectively.

Amendments to IAS 12, Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction	The amendment clarifies that companies should account for deferred tax assets and liabilities on transactions such as leases and decommissioning obligations. Cemex has always applied these criteria.

Amendments to IFRS 16, Leases – Lease Liability in a Sale and Leaseback	The amendments mentioned that on initial recognition, the seller-lessee would include variable payments when it measures a lease liability arising from a sale-and-leaseback transaction. In addition, the amendments established that the seller-lessee could not recognize gains or losses relating to the right of use it retains after initial recognition.

3) Revenues

Cemex’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions, and are recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied due to ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Cemex grants credit for terms ranging from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2023, 2022 and 2021, revenues were as follows:

	2023	2022	2021
From the sale of goods associated to Cemex’s main activities [1]	$16,904	15,137	14,009
From the sale of other goods and services [2]	484	440	370
	$17,388	15,577	14,379

[1] During the reported periods, revenues recognized over time under construction contracts were not significant.

[2] Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

Information on revenues by reportable segment and line of business for the years 2023, 2022 and 2021 is presented in note 4.3.

As of December 31, 2023 and 2022, amounts receivable for progress billings and advances received from customers of construction contracts were not significant. Moreover, for the years 2023, 2022 and 2021, revenues and costs related to construction contracts in progress were not significant.

Certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the statement of income during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2023, 2022 and 2021 changes in the balance of contract liabilities with customers are as follows:

	2023	2022	2021
Opening balance of contract liabilities with customers	$293	257	201
Increase during the period for new transactions	1,603	1,493	1,626
Decrease during the period for exercise or expiration of incentives	(1,519)	(1,458)	(1,574)
Currency translation effects	7	1	4
Closing balance of contract liabilities with customers	$384	293	257

For the years 2023, 2022 and 2021, any costs capitalized as contract fulfillment assets and released over the contract life according to IFRS 15, Revenues from contracts with customers were not significant.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

133

Notes to the Consolidated Financial Statements

4) Business Combinations, Divestitures and Discontinued Operations and Selected Financial Information by Reportable Segment and Line of Business

4.1) Business Combinations

On November 1, 2023, through a subsidiary in Germany, Cemex completed the acquisition of Kiesel, a mortars and adhesives technological leader in the construction industry based in Germany that serves the German, French, Polish, and Czech markets, consisting of a production facility and five distribution locations for a total consideration of $13. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, Cemex determined goodwill of $5.

On May 11, 2023, through a subsidiary, Cemex completed the purchase of Atlantic Minerals Limited in Newfoundland, Canada, consisting mainly of an aggregates quarry and maritime port operations for a price of $75. With this investment, Cemex secured a new long-term aggregates reserve for its operations in Florida and the east coast of the United States, as well as a source for chemical-grade stone serving a broader customers. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, Cemex did not determine any goodwill.

On January 30, 2023, through a subsidiary, Cemex acquired a 51% stake in Israel-based SHTANG Recycle LTD (“SHTANG”), a construction demolition and excavation waste (CDEW) recycling company, for a price of $13. The acquisition aligns with Cemex’s strategy to strengthen its business in developed markets through bolt-on acquisitions in businesses with strong circular and sustainable attributes. SHTANG has been awarded a 13-year license to build and operate the CDEW recycling facility. The state-of-the-art facility will be capable of processing 600,000 tons of waste annually. The CDEW production will be used by Cemex as raw materials for aggregate production, reintegrating them into the construction value chain. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, Cemex determined goodwill of $3.

On July 11, 2022, through a subsidiary in Germany, Cemex completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21. The investment expands Cemex’s aggregates business in the region and Cemex estimates increased the life of aggregates reserves for Cemex’s operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hardstone aggregates to Cemex’s aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six CDEW recovery sites. During 2023, based on the valuation of the fair values of the assets acquired and liabilities assumed, Cemex did not determine any goodwill.

On December 10, 2021, through a subsidiary in Mexico, Cemex acquired Broquers Ambiental, a sustainable waste management company for a total consideration of $13. Broquers Ambiental’s assets include a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the valuation of the fair values of the assets acquired and liabilities assumed, Cemex determined goodwill of $4.

In January 2021, a subsidiary of Cemex in Israel acquired two ready-mix concrete plants from Kinneret and Beton-He’Emek for an amount in shekels equivalent to $6. During 2021, based on the valuation of the fair values of the assets acquired and liabilities assumed, Cemex determined goodwill of $5.

4.2) Divestitures and Discontinued Operations

On October 25, 2022, to accelerate the growth and development of Neoris N.V. (“Neoris”), its subsidiary in the digital solutions sector, Cemex closed a partnership with Advent International (“Advent”). As part of the partnership Cemex sold to Advent a 65% stake in Neoris for a total cash consideration of $119. While surrendering control to Advent, Cemex retained a 35% stake and remained a key strategic partner and customer of Neoris. Cemex’s retained stake in Neoris was remeasured at fair value at the date of loss of control and was subsequently accounted for under the equity method within the line item “Investments in associates and joint ventures.” Neoris’ results for the period from January 1 to October 25, 2022 and for the year ended December 31, 2021 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $117, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

On August 31, 2022, through subsidiaries in Colombia and Spain, Cemex concluded the sale with affiliates of Cementos Progreso Holdings, S.L. of its entire operations in Costa Rica and El Salvador for a total cash consideration of $325, related to Cemex’s aggregate controlling interest. The assets sold consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, one distribution center in Costa Rica and one distribution center in El Salvador. Cemex’s results of these operations for the period from January 1 to August 31, 2022 and for the year ended December 31, 2021 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

134

Notes to the Consolidated Financial Statements

On July 9, 2021, Cemex closed the sale to Çimsa Çimento Sanayi Ve Ticaret A.Ş., of its white cement business, except for Mexico and the United States, for a total cash consideration of $155, including its Buñol cement plant in Spain and its white cement customer list. Cemex’s operations of these assets in Spain for the period from January 1 to July 9, 2021 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 net of the proportional allocation of goodwill of $41.

On March 31, 2021, Cemex closed the sale to LafargeHolcim of 24 concrete plants and one aggregates quarry located in the Rhone Alpes region in the Southeast of France for a total cash consideration of $44. Cemex’s operations of these assets in France for the three-month period ended on March 31, 2021 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the statements of income of Cemex’s discontinued operations previously mentioned related to: a) Neoris operations for the period from January 1 to October 25, 2022 and for year ended December 31, 2021; b) Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the year ended December 31, 2021; c) Spain related to the white cement business for the period from January 1 to July 9, 2021 and; d) France related to the Rhone Alpes region for the three-month period ended March 31, 2021.

	2022	2021
Revenues	$256	354
Cost of sales and operating expenses	(225)	(304)
Other expenses, net	(8)	(42)
Financial expenses, net and others	–	5
Earnings before income tax	23	13
Income tax	(3)	(48)
Result of discontinued operations	20	(35)
Net disposal result	304	(4)
Net result of discontinued operations	$324	(39)

4.3) Selected Financial Information by Reportable Segment and Line of Business

Reportable segments

The Company’s main activities are oriented to the construction industry, mainly through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates, urbanization solutions and other construction materials and services. Under IFRS, the Company’s operating segments represent the components of Cemex that engage in business activities from which Cemex may earn revenues and incur expenses, whose operating results are reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. A reportable segment represents an operating segment or an aggregation of operating segments considering certain thresholds, under which entities must report separately any operating segments which account for 10% or more of combined revenues, both internal and external, 10% or more of combined net profit or loss, depending on the individual result of the operating segment, and/or 10% or more of the combined assets of all operating segments. In addition, despite the described 10% threshold not being met individually, entities must report as many individual operating segments as needed to cover at least 75% of the entity’s revenue. Cemex operates by geography and line of business. Cemex discloses its segment information presenting 15 reportable segments. For the reported periods, Cemex’s operations were organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, comprised of one operating and reportable segment, 2) United States, comprised of one operating and reportable segment, 3) Europe, Middle East, Africa and Asia (“EMEAA”), comprised of 11 operating segments, of which four were aggregated into a single reportable operating segment as described below, and 4) South, Central America and the Caribbean (“SCA&C”), comprised of 12 operating segments, of which nine were aggregated into two reportable operating segments as described below. The Company’s regional presidents, who are part of Cemex’s Executive Committee, report to Cemex’s Chief Executive Officer or CEO. In addition, for those regions comprising several operating segments, such as EMEAA and SCA&C, each operating segment is supervised by a country manager whom in turn reports to the regional president.

The material accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 28.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

135

Notes to the Consolidated Financial Statements

Aggregation criteria

Considering similar regional and/or economic characteristics and materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates and urbanization solutions across geographies, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among the Company’s geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: a) the “Rest of EMEAA” reportable segment refers to Cemex’s operating segments in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) the “Rest of SCA&C” reportable segment refers to Cemex’s operating segments in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of Trinidad Cement Limited (“TCL”); and c) the “Caribbean TCL” reportable segment refers to the operating segments of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following combined transactions: 1) cement trade maritime operations, 2) the Parent Company, other corporate entities and finance subsidiaries, and 3) other minor subsidiaries with different lines of business.

Selected information of the consolidated statements of income by reportable segment for the years 2023, 2022 and 2021, excluding the share of profits of equity accounted investees by reportable segment that is included in note 14.1, was as follows:

2023	SALES (INCLUDING INTRAGROUP TRANSACTIONS)		LESS: INTRAGROUP TRANSACTIONS	EXTERNAL REVENUES	OPERATING EBITDA	LESS: DEPRECIATION AND AMORTIZATION	OPERATING EARNINGS (LOSS) BEFORE OTHER EXPENSES, NET	OTHER EXPENSES, NET	FINANCIAL EXPENSE	OTHER FINANCING ITEMS, NET
Mexico		$5,060	(205)	4,855	1,488	221	1,267	(59)	(39)	105
United States		5,338	–	5,338	1,040	483	557	(31)	(75)	(30)
EMEAA
United Kingdom		992	–	992	193	72	121	(6)	(14)	(17)
France		842	–	842	53	54	(1)	(39)	(15)	(1)
Germany		497	(50)	447	37	32	5	(3)	(2)	(5)
Poland		467	(1)	466	72	24	48	1	(2)	2
Spain		449	(38)	411	71	31	40	3	(2)	1
Philippines [1]		312	–	312	34	32	2	(2)	(3)	1
Israel		794	–	794	90	33	57	5	(6)	1
Rest of EMEAA		770	(4)	766	147	48	99	(7)	(6)	(6)
SCA&C
Colombia [2]		458	–	458	62	25	37	(19)	(6)	(1)
Panama [2]		158	(26)	132	35	17	18	(2)	–	–
Caribbean TCL [3]		329	(12)	317	78	20	58	(17)	(2)	(2)
Dominican Republic		378	(18)	360	139	9	130	(2)	(1)	13
Rest of SCA&C [2]		414	–	414	90	13	77	(10)	(2)	1
Reportable segments				16,904	3,629	1,114	2,515	(188)	(175)	62
Other activities [4]				484	(282)	119	(401)	(77)	(356)	(29)
Consolidated	$			17,388	3,347	1,233	2,114	(265)	(531)	33

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

136

Notes to the Consolidated Financial Statements

2022	SALES (INCLUDING INTRAGROUP TRANSACTIONS)		LESS: INTRAGROUP TRANSACTIONS	EXTERNAL REVENUES	OPERATING EBITDA	LESS: DEPRECIATION AND AMORTIZATION	OPERATING EARNINGS (LOSS) BEFORE OTHER EXPENSES, NET	OTHER EXPENSES, NET	FINANCIAL EXPENSE	OTHER FINANCING ITEMS, NET
Mexico		$3,842	(200)	3,642	1,133	172	961	(69)	(28)	32
United States		5,038	(4)	5,034	762	455	307	(205)	(55)	(21)
EMEAA
United Kingdom		982	–	982	195	60	135	(8)	(8)	(8)
France		781	–	781	63	50	13	1	(10)	2
Germany		485	(46)	439	40	28	12	2	(2)	(3)
Poland		419	(4)	415	64	22	42	1	(2)	4
Spain		382	(36)	346	6	28	(22)	(113)	(2)	2
Philippines [1]		379	–	379	84	37	47	(2)	18	(9)
Israel		840	–	840	112	46	66	5	(4)	–
Rest of EMEAA		707	(1)	706	116	55	61	(10)	(4)	2
SCA&C
Colombia [2]		429	–	429	61	24	37	12	(7)	22
Panama [2]		149	(34)	115	28	16	12	(2)	–	–
Caribbean TCL [3]		302	(8)	294	74	17	57	(19)	(4)	(1)
Dominican Republic		348	(6)	342	133	8	125	(1)	(1)	(3)
Rest of SCA&C [2]		394	(1)	393	90	13	77	(2)	(2)	(3)
Reportable segments				15,137	2,961	1,031	1,930	(410)	(111)	16
Other activities [4]				440	(280)	89	(369)	(57)	(394)	135
Consolidated	$			15,577	2,681	1,120	1,561	(467)	(505)	151

2021	SALES (INCLUDING INTRAGROUP TRANSACTIONS)		LESS: INTRAGROUP TRANSACTIONS	EXTERNAL REVENUES	OPERATING EBITDA	LESS: DEPRECIATION AND AMORTIZATION	OPERATING EARNINGS (LOSS) BEFORE OTHER EXPENSES, NET	OTHER EXPENSES, NET	FINANCIAL EXPENSE	OTHER FINANCING ITEMS, NET
Mexico		$3,466	(142)	3,324	1,164	161	1,003	(43)	(29)	2
United States		4,359	(4)	4,355	778	464	314	(127)	(47)	(19)
EMEAA
United Kingdom		940	–	940	141	69	72	(3)	(8)	(17)
France		863	–	863	93	50	43	(6)	(11)	–
Germany		472	(43)	429	69	28	41	–	(2)	(2)
Poland		405	(6)	399	73	25	48	(4)	(2)	1
Spain		359	(25)	334	(6)	33	(39)	(331)	(3)	51
Philippines [1]		424	–	424	114	40	74	(1)	17	(2)
Israel		785	–	785	114	45	69	(1)	(4)	2
Rest of EMEAA		618	(5)	613	87	56	31	(110)	(3)	1
SCA&C
Colombia [2]		437	–	437	87	26	61	(19)	(7)	(12)
Panama [2]		121	(23)	98	31	16	15	(2)	–	–
Caribbean TCL [3]		280	(7)	273	65	19	46	(1)	(6)	(6)
Dominican Republic		299	(8)	291	128	7	121	3	–	(1)
Rest of SCA&C [2]		465	(21)	444	110	13	97	(5)	(2)	(3)
Reportable segments				14,009	3,048	1,052	1,996	(650)	(107)	(5)
Other activities [4]				370	(209)	68	(277)	568	(469)	(156)
Consolidated	$			14,379	2,839	1,120	1,719	(82)	(576)	(161)

[1]   Cemex’s operations in the Philippines are mainly conducted through Cemex Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2023 and 2022, there is a non-controlling interest in CHP of 10.14% and 22.10%, respectively, of its ordinary shares (note 21.4).

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

137

Notes to the Consolidated Financial Statements

[2]   Until June 2023, after the conclusion of a tender offer and delisting process, Cemex Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, traded its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of Cemex’s operations in Colombia, Panama, Guatemala and Nicaragua, and until August 31, 2022, of the operations in Costa Rica and El Salvador. As of December 31, 2023 and 2022, there was a non-controlling interest in CLH of 0.50% and 4.70% of its ordinary shares, respectively, excluding shares held in CLH’s treasury (note 21.4).

[3]   The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2023 and 2022, there was a non-controlling interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

4   In the caption of external revenues, refers mainly to trade maritime transactions of cement and clinker carried by Cemex’s trading unit and, in the rest of the captions, refers to Cemex’s corporate activities.

Debt by reportable segment is disclosed in note 17.1. As of December 31, 2023 and 2022, the selected statement of financial position information by reportable segment was as follows:

2023	ASSOCIATES AND JOINT VENTURES	OTHER SEGMENT ASSETS	TOTAL ASSETS	TOTAL LIABILITIES	NET ASSETS BY SEGMENT	CAPITAL EXPENDITURES[1]
Mexico	$–	5,381	5,381	2,052	3,329	264
United States	216	12,782	12,998	2,770	10,228	521
EMEAA
United Kingdom	6	1,484	1,490	960	530	107
France	41	922	963	467	496	44
Germany	3	506	509	289	220	47
Poland	–	415	415	153	262	44
Spain	–	666	666	212	454	38
Philippines	–	795	795	135	660	85
Israel	–	808	808	507	301	41
Rest of EMEAA	11	852	863	329	534	75
SCA&C
Colombia	–	1,007	1,007	308	699	76
Panama	–	292	292	78	214	13
Caribbean TCL	–	478	478	207	271	18
Dominican Republic	–	233	233	95	138	16
Rest of SCA&C	–	280	280	111	169	25
Reportable segments	277	26,901	27,178	8,673	18,505	1,414
Other activities	452	754	1,206	7,644	(6,438)	3
Assets held for sale	–	49	49	–	49	–
Total consolidated	$729	27,704	28,433	16,317	12,116	1,417

2022	ASSOCIATES AND JOINT VENTURES	OTHER SEGMENT ASSETS	TOTAL ASSETS	TOTAL LIABILITIES	NET ASSETS BY SEGMENT	CAPITAL EXPENDITURES[1]
Mexico	$–	3,846	3,846	1,381	2,465	265
United States	198	12,425	12,623	2,642	9,981	551
EMEAA
United Kingdom	5	1,388	1,393	921	472	74
France	42	910	952	471	481	57
Germany	3	449	452	255	197	33
Poland	–	341	341	119	222	33
Spain	–	616	616	204	412	27
Philippines	–	792	792	155	637	72
Israel	–	771	771	495	276	37
Rest of EMEAA	10	773	783	303	480	55
SCA&C
Colombia	–	742	742	274	468	45
Panama	–	302	302	88	214	19
Caribbean TCL	–	499	499	218	281	16
Dominican Republic	–	232	232	81	151	18
Rest of SCA&C	–	268	268	104	164	20
Reportable segments	258	24,354	24,612	7,711	16,901	1,322
Other activities	382	1,385	1,767	7,827	(6,060)	40
Assets held for sale	–	68	68	–	68	–
Total consolidated	$640	25,807	26,447	15,538	10,909	1,362

[1]   Capital expenditures represent: a) the purchases of property, machinery and equipment, b) stripping costs, as well as c) assets for the right-of-use incurred during the respective period (notes 15.1 and 15.2) and exclude increases related to asset retirement obligations (note 18.2).

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

138

Notes to the Consolidated Financial Statements

Revenues including intragroup transactions and external customers by line of business and reportable segment for the years ended December 31, 2023, 2022 and 2021, were as follows:

2023	CEMENT		CONCRETE	AGGREGATES	URBANIZATION SOLUTIONS	OTHERS	ELIMINATIONS	EXTERNAL REVENUES
Mexico		$3,378	1,397	399	1,163	13	(1,495)	4,855
United States		1,988	3,070	1,347	694	14	(1,775)	5,338
EMEAA
United Kingdom		315	344	376	201	22	(266)	992
France		–	656	356	17	–	(187)	842
Germany		227	171	91	38	62	(142)	447
Poland		331	169	44	6	–	(84)	466
Spain		326	119	41	25	–	(100)	411
Philippines		311	–	–	3	1	(3)	312
Israel		–	662	200	116	2	(186)	794
Rest of EMEAA		551	288	52	17	23	(165)	766
SCA&C
Colombia		316	163	48	54	22	(145)	458
Panama		128	30	9	12	4	(51)	132
Caribbean TCL		316	5	8	1	4	(17)	317
Dominican Republic		301	24	–	60	10	(35)	360
Rest of SCA&C		373	18	5	28	1	(11)	414
Reportable segments		8,861	7,116	2,976	2,435	178	(4,662)	16,904
Other activities		–	–	–	–	484	–	484
Consolidated	$							17,388

2022	CEMENT		CONCRETE	AGGREGATES	URBANIZATION SOLUTIONS	OTHERS	ELIMINATIONS	EXTERNAL REVENUES
Mexico		$2,663	925	261	843	14	(1,064)	3,642
United States		2,017	2,871	1,202	697	12	(1,765)	5,034
EMEAA
United Kingdom		312	329	371	206	27	(263)	982
France		–	622	332	15	–	(188)	781
Germany		220	186	81	32	71	(151)	439
Poland		282	160	41	4	1	(73)	415
Spain		281	99	34	25	–	(93)	346
Philippines		378	–	–	4	–	(3)	379
Israel		–	718	213	97	21	(209)	840
Rest of EMEAA		504	260	48	18	26	(150)	706
SCA&C
Colombia		296	137	40	62	19	(125)	429
Panama		119	27	7	13	2	(53)	115
Caribbean TCL		297	4	6	2	5	(20)	294
Dominican Republic		285	20	–	46	10	(19)	342
Rest of SCA&C		360	16	3	22	1	(9)	393
Reportable segments		8,014	6,374	2,639	2,086	209	(4,185)	15,137
Other activities		–	–	–	–	440	–	440
Consolidated	$							15,577

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

139

Notes to the Consolidated Financial Statements

2021	CEMENT		CONCRETE	AGGREGATES	URBANIZATION SOLUTIONS	OTHERS	ELIMINATIONS	EXTERNAL REVENUES
Mexico		$2,412	733	208	810	14	(853)	3,324
United States		1,731	2,479	1,005	558	13	(1,431)	4,355
EMEAA
United Kingdom		270	311	377	200	53	(271)	940
France		–	682	397	6	–	(222)	863
Germany		210	204	65	30	69	(149)	429
Poland		272	154	38	6	1	(72)	399
Spain		256	93	31	23	–	(69)	334
Philippines		423	–	–	4	1	(4)	424
Israel		–	657	199	89	27	(187)	785
Rest of EMEAA		423	232	47	14	21	(124)	613
SCA&C
Colombia		309	130	36	58	21	(117)	437
Panama		103	16	5	7	1	(34)	98
Caribbean TCL		271	5	7	4	6	(20)	273
Dominican Republic		240	16	–	44	8	(17)	291
Rest of SCA&C		400	20	6	24	1	(7)	444
Reportable segments		7,320	5,732	2,421	1,877	236	(3,577)	14,009
Other activities		–	–	–	–	370	–	370
Consolidated	$							14,379

5) Cost of Sales

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of Cemex’s ready-mix concrete business.

The detail of the consolidated cost of sales by nature for the years 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Raw materials and goods for resale	$5,353	4,916	4,875
Payroll	1,734	1,474	1,349
Electricity, fuels and other services	1,791	1,655	1,174
Depreciation and amortization	1,017	929	934
Maintenance, repairs and supplies	955	809	722
Transportation costs	466	671	573
Other production costs and change in inventory	211	301	116
	$11,527	10,755	9,743

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

140

Notes to the Consolidated Financial Statements

6) Operating Expenses

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization incurred in sales activities. Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

Consolidated operating expenses by function during 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Administrative expenses 1, [2]	$1,385	1,074	958
Selling expenses [2]	411	363	322
Total administrative and selling expenses	1,796	1,437	1,280
Distribution and logistics expenses	1,951	1,824	1,637
Total operating expenses	$3,747	3,261	2,917

[1]   All significant research and development activities are executed by several internal areas of Cemex as part of their daily activities. In 2023, 2022 and 2021, the total combined expenses of these departments recognized within administrative expenses were $55, $42 and $44, respectively.

2   In 2023, 2022 and 2021, administrative expenses include depreciation and amortization of $162, $140 and $137, respectively, and selling expenses include depreciation and amortization of $54 in 2023, $51 in 2022 and $49 in 2021.

Consolidated operating expenses during 2023, 2022 and 2021 by nature are as follows:

	2023	2022	2021
Transportation costs	$1,793	1,676	1,502
Payroll	1,154	1,038	905
Depreciation and amortization	216	191	186
Professional legal, accounting and advisory services	236	145	144
Maintenance, repairs and supplies	99	84	76
Other operating expenses	249	127	104
	$3,747	3,261	2,917

7) Other Expenses, Net

The detail of the caption “Other expenses, net” for the years 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Results from the sale of assets and others [1]	$(219)	9	(126)
Impairment losses (notes 15.1, 16.1 and 16.2)	(43)	(442)	(513)
Restructuring costs [2]	(2)	(20)	(17)
Incremental expenses related to the COVID-19 Pandemic [3]	(1)	(14)	(26)
Sale of CO2 allowances (note 28.13) [4]	–	–	600
	$(265)	(467)	(82)

1   In 2023, 2022 and 2021, includes $13, $14 and $29, respectively, in connection with property damage related to natural disasters (note 25.1). In addition, in 2022 includes a gain of $48 as a result of the remeasurement at fair value of Cemex’s previous controlling interest in Neoris at the time of sale.

[2] Restructuring costs mainly refer to severance payments and the definitive closing of operating sites.

[3]   Refers to certain incremental expenses that Cemex considers of non-recurring nature related to the maintenance of some hygiene measures related to the Coronavirus SARS-CoV-2 pandemic declared in March 2020 (the “COVID-19 Pandemic”). From the beginning of the COVID-19 Pandemic and to the present day, attending official dispositions of the authorities, Cemex has followed strict hygiene, sanitary and security protocols in all its operations and has modified its manufacturing, selling and distribution processes aiming to protect the health and safety of its employees and their families, customers and communities.

4   In connection with the EU’s Emissions Trading System (“EU ETS”), during March 2021, considering Cemex’s targets for the reduction of CO2 emissions (note 24.4), as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, Cemex sold 12.3 million CO2 emission allowances (“Allowances”) for an aggregate amount of $600.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

141

Notes to the Consolidated Financial Statements

8) Financial Items

8.1) Financial Expense

Consolidated financial expenses represent the interest on Cemex’s debt measured using the effective interest rate and, in 2023, 2022 and 2021, include $75, $67 and $67 of interest expense related to the Company’s lease contracts (notes 15.2 and 17.2). From the previously reported amounts for the years 2022 and 2021, Cemex reclassified from the caption of “Financial expense” to the line item of “Financial income and other items, net”, an income of $104 and an expense of $82, respectively, corresponding to results associated with the early redemption of debt during those years (note 17.1), considering it contributes to an improved analysis of the financial expense and to conform with the classification of these effects in 2023.

8.2) Financial Income and Other Items, Net

The detail of financial income and other items, net in 2023, 2022 and 2021 was as follows:

	2023	2022	2021
Foreign exchange results	$144	73	(35)
Financial income	40	27	22
Results from financial instruments, net (notes 14.2 and 17.4) [1]	(65)	99	(88)
Net interest cost of defined benefit liabilities (note 19)	(44)	(29)	(31)
Effects of amortized cost on assets and liabilities	(42)	(32)	(28)
Others	–	13	(1)
	$33	151	(161)

[1] For the years 2022 and 2021, includes the reclassification described in note 8.1.

9) Cash and Cash Equivalents

The balance in this caption is comprised of available amounts of cash and cash equivalents, represented by low-risk, highly liquid short-term investments readily convertible into known amounts of cash, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest.

Accrued interest is included in the statement of income as part of “Financial income and other items, net.”

As of December 31, 2023 and 2022, consolidated cash and cash equivalents consisted of:

	2023	2022
Cash and bank accounts	$363	297
Fixed-income securities and other cash equivalents	261	198
	$624	495

10) Trade Accounts Receivable

As of December 31, 2023 and 2022, consolidated trade accounts receivable consisted of:

	2023	2022
Trade accounts receivable	$1,841	1,735
Allowances for expected credit losses	(90)	(91)
	$1,751	1,644

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

142

Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022, trade accounts receivable include receivables of $848 and $828, respectively, sold in several countries under outstanding trade accounts receivable securitization programs and/or factoring programs with recourse, in which, generally Cemex effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, Cemex retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not derecognized from the statement of financial position and the funded amounts to Cemex as of December 31, 2023 and 2022 of $678 in both years, were recognized within the line item of “Other financial obligations” (note 17.2).

The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $52 in 2023, $24 in 2022 and $11 in 2021. Cemex’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

As of December 31, 2023, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows:

	ACCOUNTS RECEIVABLE	ECL ALLOWANCE	ECL AVERAGE RATE
Mexico	$457	31	6.8%
United States	536	8	1.5%
EMEAA	745	41	5.5%
SCA&C	96	10	10.4%
Others	7	–	–
	$1,841	90

Changes in the allowance for ECL in 2023, 2022 and 2021, were as follows:

	2023	2022	2021
Allowances for expected credit losses at beginning of period	$91	101	121
Charged to selling expenses	11	9	1
Deductions	(15)	(21)	(16)
Reclassification to assets held for sale	–	–	(2)
Foreign currency translation effects	3	2	(3)
Allowances for expected credit losses at end of period	$90	91	101

11) Other Accounts Receivable

As of December 31, 2023 and 2022, consolidated other accounts receivable consisted of:

	2023	2022
Advances of income taxes and other refundable taxes	$472	335
Non-trade accounts receivable [1]	102	119
Interest and notes receivable	54	41
Loans to employees and others	16	15
Current portion of assets from valuation of derivative financial instruments	6	25
	$650	535

[1] Non-trade accounts receivable are mainly attributable to the sale of assets.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

143

Notes to the Consolidated Financial Statements

12) Inventories

Inventories are valued using the lower of cost or net realizable value. The weighted average cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Inventory balances are subject to impairment. When an impairment situation arises, the inventory balance is adjusted to its net realizable value against “Cost of sales.” Advances to suppliers of inventory are presented as part of other current assets.

As of December 31, 2023 and 2022, the consolidated balances of inventories were summarized as follows:

	2023	2022
Materials and spare parts	$537	563
Finished goods	461	406
Raw materials	370	329
Work-in-process	330	284
Inventory in transit	91	87
	$1,789	1,669

For the years ended December 31, 2023, 2022 and 2021, Cemex recognized within “Cost of sales” in the statements of income, inventory impairment losses of $7, $10 and $4, respectively.

13) Other Current Assets

As of December 31, 2023 and 2022, assets held for sale and other current assets were detailed as follows:

	2023	2022
Other current assets	$142	115
Assets held for sale	49	68
	$191	183

Assets held for sale are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts.

Other current assets presented above are mainly comprised of advance payments to suppliers.

14) Investments in Associates and Joint Ventures, Other Investments and Non-Current Accounts Receivable

14.1) Investments in Associates and Joint Ventures

As of December 31, 2023 and 2022, the investments in common shares of associates and joint ventures, which are accounted under the equity method, were as follows:

	ACTIVITY	COUNTRY	%	2023	2022

Associates
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$364	306
Concrete Supply Co. LLC	Concrete	United States	40.0	103	96
Lehigh White Cement Company	Cement	United States	36.8	83	76
Neoris N.V. [1]	Technology	The Netherlands	34.8	69	62
Joint ventures
Société d’Exploitation de Carrières	Aggregates	France	50.0	24	23
Société Méridionale de Carrières	Aggregates	France	33.3	13	12
Other companies	—	—	—	73	65

				$729	640

Out of which:
Acquisition cost				$330	302
Equity method recognition				399	338

1   In connection with the sale of Cemex’s 65% stake in Neoris to Advent described in note 4.2, Cemex’s remaining equity interest in Neoris was remeasured at fair value at the date of loss of control, measured prospectively under the equity method and is presented in the line item of investments in associates and joint ventures.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

144

Notes to the Consolidated Financial Statements

Combined condensed statement of financial position information of associates and joint ventures as of December 31, 2023 and 2022 is set forth below:

	2023	2022
Current assets	$1,761	1,603
Non-current assets	1,877	1,699
Total assets	3,638	3,302
Current liabilities	468	468
Non-current liabilities	850	774
Total liabilities	1,318	1,242
Total net assets	$2,320	2,060

Out of the total assets amounts in 2023 and 2022 presented in the table above, Camcem, S.A. de C.V. (“Camcem”), which is the holding company of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), represented 76% and 74%, respectively. In addition, out of total liabilities, Camcem represented 77% in 2023 and 78% in 2022.

Combined selected information of the statements of income of associates and joint ventures in 2023, 2022 and 2021 is set forth below:

	2023	2022	2021
Revenues	$2,410	2,319	1,801
Operating earnings	535	398	312
Income before income tax	394	268	219
Net income	268	186	153

Out of net income in 2023, 2022 and 2021 from the table above, amounts that Cemex participates and which reflect the share in associates and joint ventures in the Company’s statement of income, Camcem represented 59%, 53% and 49%, respectively.

The share of associates and joint ventures by reportable segment in the statements of income for 2023, 2022 and 2021 are detailed as follows:

	2023	2022	2021
Mexico	$65	39	28
United States	21	17	18
EMEAA	10	8	8
Corporate and others	2	(34)	–
	$98	30	54

As of December 31, 2023 and 2022, Cemex did not have written put options for the acquisition of non-controlling interests.

14.2) Other Investments and Non-Current Accounts Receivable

As of December 31, 2023 and 2022, consolidated other investments and non-current accounts receivable were summarized as follows:

	2023	2022
Non-current accounts receivable [1]	$272	228
Non-current portion of assets from valuation of derivative financial instruments (note 17.4)	64	57
Investments in strategic equity securities	3	5
Investments at fair value through the statements of income	1	3
	$340	293

[1]   Includes, among other items: a) accounts receivable from investees and joint ventures of $78 in 2023 and $33 in 2022, b) advances to suppliers of fixed assets of $41 in 2023 and $58 in 2022, c) employee prepaid compensation of $8 in 2023 and $12 in 2022, and d) warranty deposits of $24 in 2023 and $21 in 2022.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

145

Notes to the Consolidated Financial Statements

15) Property, Machinery and Equipment, Net and Assets for the Right-Of-Use, Net

As of December 31, 2023 and 2022, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

	2023	2022
Property, machinery and equipment, net	$11,272	10,156
Assets for the right-of-use, net	1,194	1,128
	$12,466	11,284

15.1) Property, Machinery and Equipment, Net

As of December 31, 2023, the average useful lives by category of fixed assets, which are reviewed at each reporting date, were as follows:

YEARS
Administrative buildings	30
Industrial buildings	25
Machinery and equipment in plant	16
Ready-mix trucks and motor vehicles	11
Office equipment and other assets	7

As of December 31, 2023, to the best of its knowledge, management considers that its commitments and actions in relation to climate change currently do not affect the estimated average useful lives of its property, machinery and equipment described above (note 24.4).

As of December 31, 2023 and 2022, consolidated property, machinery and equipment, net and the changes in this line item during 2023 and 2022, were as follows:

	2023

	LAND AND MINERAL RESERVES	BUILDINGS	MACHINERY AND EQUIPMENT	CONSTRUCTION IN PROGRESS [2]	TOTAL
Cost at beginning of period	$4,843	2,342	11,663	1,668	20,516
Accumulated depreciation and depletion	(1,337)	(1,513)	(7,510)	–	(10,360)
Net book value at beginning of period	3,506	829	4,153	1,668	10,156
Capital expenditures	33	86	720	200	1,039
Stripping costs [1]	37	–	–	–	37
Total capital expenditures	70	86	720	200	1,076
Disposals [3]	(31)	(2)	(75)	–	(108)
Business combinations (note 4.1)	13	4	22	–	39
Depreciation and depletion for the period	(141)	(80)	(653)	–	(874)
Impairment losses (note 7)	(16)	(2)	(18)	–	(36)
Asset retirement obligations (note 18.2)	–	20	44	–	64
Foreign currency translation effects	399	124	369	63	955
Cost at end of period	5,295	2,636	12,702	1,931	22,564
Accumulated depreciation and depletion	(1,495)	(1,657)	(8,140)	–	(11,292)
Net book value at end of period	$3,800	979	4,562	1,931	11,272

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

146

Notes to the Consolidated Financial Statements

	2022

	LAND AND MINERAL RESERVES	BUILDINGS	MACHINERY AND EQUIPMENT	CONSTRUCTION IN PROGRESS [2]	TOTAL
Cost at beginning of period	$4,801	2,532	11,727	1,262	20,322
Accumulated depreciation and depletion	(1,226)	(1,494)	(7,400)	–	(10,120)
Net book value at beginning of period	3,575	1,038	4,327	1,262	10,202
Capital expenditures	126	52	406	457	1,041
Stripping costs [1]	25	–	–	–	25
Total capital expenditures	151	52	406	457	1,066
Disposals [3]	(4)	(4)	(22)	–	(30)
Business combinations (note 4.1)	32	1	9	1	43
Depreciation and depletion for the period	(153)	(78)	(493)	–	(724)
Impairment losses (note 7)	(12)	(8)	(55)	(2)	(77)
Asset retirement obligations (note 18.2)	–	5	17	–	22
Foreign currency translation effects	(83)	(177)	(36)	(50)	(346)
Cost at end of period	4,843	2,342	11,663	1,668	20,516
Accumulated depreciation and depletion	(1,337)	(1,513)	(7,510)	–	(10,360)
Net book value at end of period	$3,506	829	4,153	1,668	10,156

[1]   All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of its carrying amount. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units-of-production method.

2   As of December 31, 2023, the Maceo plant in Colombia with an annual capacity of 1.3 million tons of cement, has not initiated commercial operations mainly as the access road has not been finalized. As of the reporting date, the works related to the access road to the plant reflect significant progress; nonetheless, the beginning of commercial operations is subject also to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3). As of December 31, 2023, the carrying amount of the plant is for an amount in Colombian Pesos equivalent to $308.

3   In 2023 includes sales of non-strategic fixed assets in the United States and France for $23 and $16, respectively, among others. In 2022 includes sales of non-strategic fixed assets in the United States and the United Kingdom for $5 in each country, among others.

During the years ended December 31, 2023, 2022 and 2021 impairment losses of fixed assets by country are as follows:

	2023	2022	2021
Colombia	$8	–	10
Caribbean TCL	7	14	–
France	6	–	–
United Kingdom	5	10	5
United States	3	26	18
Spain	2	23	–
Others	5	4	10
	$36	77	43

In connection with the impairment losses presented in the table above, recognized within the line item of “Other expenses, net” (notes 2.9 and 7), Cemex adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets remained in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in the case of idle assets.

Cemex’s recognized impairment losses of fixed assets in 2023 relate mainly to: a) closing and/or reduction of operations resulting from adjusting the supply to current demand conditions; b) a change of operating model of certain assets; and c) some equipment that remained idle for several periods. In 2022 and 2021, those impairment losses were associated mainly with certain negative effects of the COVID-19 Pandemic in 2020, as a result of which, Cemex closed certain assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets. In addition, during 2023, 2022 and 2021 there were no reversal of impairment charges.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

147

Notes to the Consolidated Financial Statements

15.2) Assets for the Right-Of-Use, Net

As of December 31, 2023 and 2022, consolidated assets for the right-of-use, net and the changes in this caption during 2023 and 2022, were as follows:

	2023

	LAND	BUILDINGS	MACHINERY AND EQUIPMENT	OTHERS	TOTAL
Assets for the right-of-use at beginning of period	$439	335	1,570	55	2,399
Accumulated depreciation	(142)	(203)	(894)	(32)	(1,271)
Net book value at beginning of period	297	132	676	23	1,128
Additions of new leases	36	9	284	12	341
Cancellations and remeasurements, net	(10)	(4)	(14)	(1)	(29)
Depreciation	(15)	(36)	(141)	(12)	(204)
Foreign currency translation effects	13	21	(68)	(8)	(42)
Assets for the right-of-use at end of period	476	356	1,722	58	2,612
Accumulated depreciation	(155)	(234)	(985)	(44)	(1,418)
Net book value at end of period	$321	122	737	14	1,194

	2022

	LAND	BUILDINGS	MACHINERY AND EQUIPMENT	OTHERS	TOTAL
Assets for the right-of-use at beginning of period	$395	401	1,513	21	2,330
Accumulated depreciation	(147)	(205)	(845)	(13)	(1,210)
Net book value at beginning of period	248	196	668	8	1,120
Additions of new leases	45	21	207	23	296
Cancellations and remeasurements, net	(15)	(27)	(82)	(1)	(125)
Depreciation	(1)	(77)	(165)	(15)	(258)
Foreign currency translation effects	20	19	48	8	95
Assets for the right-of-use at end of period	439	335	1,570	55	2,399
Accumulated depreciation	(142)	(203)	(894)	(32)	(1,271)
Net book value at end of period	$297	132	676	23	1,128

For the years ended December 31, 2023, 2022 and 2021, the combined rental expense related with short-term leases, leases of low-value assets and variable lease payments were $137, $108 and $94, respectively, and were recognized in cost of sales and operating expenses, as applicable. During the reported periods, Cemex did not have any material revenue from sub-leasing activities.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

148

Notes to the Consolidated Financial Statements

16) Goodwill and Intangible Assets, Net

16.1) Balances and Changes During the Period

As of December 31, 2023 and 2022, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	2023			2022

	COST	ACCUMULATED AMORTIZATION	CARRYING AMOUNT	COST	ACCUMULATED AMORTIZATION	CARRYING AMOUNT
Intangible assets of indefinite useful life:
Goodwill	$ 7,674	–	7,674	$ 7,538	–	7,538
Intangible assets of definite useful life:
Extraction rights	1,768	(479)	1,289	1,729	(452)	1,277
Internally developed software	973	(639)	334	820	(534)	286
Customer relationships	196	(196)	–	196	(196)	–
Mining projects	47	(7)	40	39	(6)	33
Industrial property and trademarks	32	(16)	16	32	(15)	17
Other intangible assets	357	(180)	177	305	(163)	142
	$ 11,047	(1,517)	9,530	$ 10,659	(1,366)	9,293

Changes in consolidated goodwill for the years ended December 31, 2023 and 2022, were as follows:

	2023	2022
Balance at beginning of period	$7,538	7,984
Impairment losses (notes 7 and 16.2)	–	(365)
Business combinations (note 4.1)	8	4
Foreign currency translation effects	128	(85)
Balance at end of period	$7,674	7,538

Changes in intangible assets of definite life in 2023 and 2022, were as follows:

	2023

	EXTRACTION RIGHTS	INTERNALLY DEVELOPED SOFTWARE [1]	MINING PROJECTS	INDUSTRIAL PROPERTY AND TRADEMARKS	OTHERS	TOTAL
Balance at beginning of period	$1,277	286	33	17	142	1,755
Amortization for the period	(42)	(91)	(1)	(1)	(20)	(155)
Impairment losses (note 7)	(7)	–	–	–	–	(7)
Additions (decreases), net [1]	2	148	7	2	48	207
Business combinations	26	–	–	–	–	26
Foreign currency translation effects	33	(9)	1	(2)	7	30
Balance at the end of period	$1,289	334	40	16	177	1,856

	2022

	EXTRACTION RIGHTS	INTERNALLY DEVELOPED SOFTWARE [1]	MINING PROJECTS	INDUSTRIAL PROPERTY AND TRADEMARKS	OTHERS	TOTAL
Balance at beginning of period	$1,350	228	45	23	133	1,779
Amortization for the period	(44)	(73)	(1)	(7)	(13)	(138)
Additions (decreases), net [1]	(10)	136	(10)	–	35	151
Foreign currency translation effects	(19)	(5)	(1)	1	(13)	(37)
Balance at the end of period	$1,277	286	33	17	142	1,755

[1]   Includes the capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses. The capitalized amounts are amortized to the statement of income over a period ranging from 3 to 5 years.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

149

Notes to the Consolidated Financial Statements

In 2021, out of the impairment losses recognized in the caption of “Other expenses, net” (note 7), $53 related to intangible assets, of which, $49 referred to internally developed software capitalized in prior periods, considering certain obsolescence generated by the significant replacement of the applications platform during that year.

16.2) Analysis of Goodwill Impairment

Based on IFRS, Cemex analyses the possible impairment of goodwill mandatorily at least once a year. This analysis is made during the last quarter, or additionally on any interim date when impairment indicators exist, by means of determining the value in use of its groups of Cash Generating Units (“CGUs”) to which goodwill balances have been allocated. The value in use represents the discounted cash flow projections of each CGU for the next five years plus a terminal value using risk adjusted discount rates.

In 2023, Cemex did not determine goodwill impairment losses considering the increase in the Company’s projected cash flows linked to the improved generation of Operating EBITDA in the majority of the countries in which Cemex operates to which goodwill balances have been allocated and the positive outlook for the following years, partly offset by the general increase in the applicable discount rates as compared to 2022, which on average increased 120 basis points or 1.2%.

In 2022, as part of the mandatory impairment tests during the fourth quarter, Cemex recognized within “Other expenses, net” (note 7), non-cash goodwill impairment losses for an aggregate amount of $365, of which, $273 correspond to the operating segment in the United States and $92 correspond to the operating segment in Spain. In both cases, the related book value of the operating segment exceeded the corresponding value in use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Company’s projected cash flows in these segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain.

In 2021, the Company recognized within “Other expenses, net” (note 7) in the statement of income, non-cash goodwill impairment losses for an aggregate amount of $440, related to the operating segments in Spain of $317, United Arab Emirates (“UAE”) of $96 as well as $27 related to Neoris due to reorganization. The impairment losses in Spain and UAE referred closely to disruptions in the supply chains that have generated increases in the estimated production and transportation costs that were considered to be sustained in the mid-term, which significantly reduced the projected Operating EBITDA as compared to the valuations determined as of December 31, 2020.

As of December 31, 2023 and 2022, goodwill balances allocated by Operating Segment after impairment adjustments were as follows:

	2023	2022
Mexico	$441	384
United States	6,176	6,176
EMEAA
United Kingdom	264	250
France	207	201
Spain	59	57
Philippines	82	82
Rest of EMEAA [1]	50	38
SCA&C
Colombia	254	202
Caribbean TCL	83	83
Rest of SCA&C [2]	58	65
	$7,674	7,538

[1] This caption refers to the operating segments in Israel, the Czech Republic, Egypt and Germany.

[2] This caption refers to the operating segments in the Dominican Republic, the Caribbean and Panama.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

150

Notes to the Consolidated Financial Statements

As of December 31, 2023, 2022 and 2021, Cemex’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	DISCOUNT RATES			LONG-TERM GROWTH RATES [1]

Groups of CGUs	2023	2022	2021	2023	2022	2021
United States	10.1%	9.1%	7.2%	2.0%	2.0%	2.0%
United Kingdom	10.4%	9.1%	7.3%	1.5%	1.5%	1.5%
France	10.4%	9.2%	7.3%	1.5%	1.4%	1.4%
Spain	10.7%	9.4%	7.6%	1.6%	1.7%	1.5%
Mexico	11.6%	10.3%	8.4%	1.0%	1.1%	1.0%
Colombia	12.7%	10.9%	8.5%	3.3%	3.3%	3.5%
Range of rates in other countries	10.3% – 17.0%	9.3% – 13.9%	7.4% – 11.7%	1.5% – 6.4%	1.5% – 6.0%	1.7% – 6.0%

[1] The long-term growth rates are generally based on projections issued by the International Monetary Fund (“IMF”).

As of December 31, 2023, the discount rates used by the Company in its cash flows projections to determine the value in use of its operating segments or CGUs in which goodwill has been allocated, increased by a weighted average of 1.2% with respect to the discount rates determined at December 31, 2022, mainly considering the increase in the risk-free rate associated to Cemex segments which changed from 3.58% in 2022 to 4.79% in 2023, as well as the reduction in the weight of debt which changed from 27% in 2022 to 22.5% in 2023. This was partially offset by the reduction in the public comparable companies’ stock volatility (beta) which changed from 1.08 in 2022 to 1.07 in 2023. In 2023, the funding cost observed in the industry remained unchanged at 6.7% as compared to 2022, as well as other assumptions that remained relatively flat in 2023 as compared to 2022. As new economic data is available, these financial assumptions will be revised upwards or downwards again in the future. Cemex maintained certain reductions to the long-term growth rates used as of December 31, 2023, as compared to the IMF projections, mainly in Israel in 2.1%, Mexico in 1.0% and Egypt in 3.0%.

As of December 31, 2022, the discount rates used by Cemex in its cash flows projections to determine the value in use of its operating segments or CGUs in which goodwill has been allocated, increased by a weighted average of 2.0% with respect to the discount rates determined at December 31, 2021, mainly considering the increase in the risk-free rate associated to Cemex which changed from 1.82% in 2021 to 3.58% in 2022, the significant increase in the funding cost observed in the industry which changed from 4.1% in 2021 to 6.7% in 2022, as well as the average increase of 1.7% in the cost of equity in 2022. The other variables remained relatively flat. As new economic data is available, these financial assumptions will be revised upwards or downwards again in the future. Cemex maintained certain reductions to the long-term growth rates used as of December 31, 2022, as compared to the IMF projections, mainly in Mexico in 1.0% and Egypt in 2.85%.

Moreover, the discount rates used by Cemex as of December 31, 2021, changed slightly as compared to 2020 in a range of -0.1% up to 0.5%. The discount rates increased considering the weighing of debt in the calculation which decreased from 34.6% in 2020 to 26.9% in 2021 and the market risk premium which increased from 5.7% in 2020 to 5.8% in 2021. These increasing effects were offset by the decrease in the risk-free rate associated with Cemex which changed from 2.2% in 2020 to 1.8% in 2021 and the reduction in the public comparable companies’ stock volatility (beta) that changed from 1.19 in 2020 to 1.12 in 2021. As of December 31, 2021, the funding cost observed in the industry of 4.1% remained unchanged against 2020, while the specific risk rates of each country experienced mixed non-significant changes in 2021 compared to 2020 in most of the countries. In addition, as a preventive measure to continue considering the COVID-19 Pandemic’s negative effects, Cemex reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2021, as compared to the IMF projections such as in Mexico in 1.0% and Egypt in 2.8%.

In connection with the discount rates and long-term growth rates included in the table above, Cemex verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, Cemex determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill had been allocated. Cemex considered an industry average Operating EBITDA multiple of 10.9 times in 2023 and 11.3 times in 2022 and 11.5 times in 2021.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

151

Notes to the Consolidated Financial Statements

In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the average multiple of Operating EBITDA, in those operating segments that presented relative impairment risk as of December 31, 2023, are as follows:

	IMPAIRMENT EFFECTS FROM THE SENSITIVITY ANALYSES TO CHANGES IN ASSUMPTIONS AS OF DECEMBER 31, 2023

OPERATING SEGMENT	IMPAIRMENT LOSSES RECOGNIZED	DISCOUNT RATE +1%	LONG-TERM GROWTH RATE –1%	MULTIPLES OPERATING EBITDA 10.9X
United States	$–	357	64	–

As of December 31, 2023, except for the operating segment in the United States, which goodwill accounts for 80% of Cemex’s goodwill consolidated balance, none of the other sensitivity analyses indicated a potential impairment risk in Cemex’s operating segments. The factors considered by the Company’s management that could cause the hypothetical scenario of the previous sensitivity analysis in the United States are, in relation to the discount rate, an independent increase of 306 bps in the Company’s funding cost observed as of December 31, 2023 of 6.67% or, an independent increase in the risk-free rate of 89 bps over the rate of 4.79% in the United States. Nonetheless, such assumptions did not seem reasonable as of December 31, 2023. Cemex continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future.

Impairment tests are significantly sensitive to the estimation of future prices of Cemex’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, Cemex uses, to the extent available, historical data; plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. Cemex uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

152

Notes to the Consolidated Financial Statements

17) Financial Instruments

17.1) Current and Non-Current Debt

As of December 31, 2023 and 2022, Cemex’s consolidated debt summarized by interest rates and currencies, was as follows:

		2023			2022

	CURRENT	NON-CURRENT	TOTAL [1,2]	CURRENT	NON-CURRENT	TOTAL [1,2]
Floating rate debt	$ 13	1,968	1,981	$–	1,750	1,750
Fixed rate debt	12	4,235	4,247	51	5,170	5,221
	$ 25	6,203	6,228	$51	6,920	6,971

Effective rate [3]
Floating rate	6.4%	7.1%		3.2%	4.6%
Fixed rate	4.4%	5.0%		5.1%	5.3%

	2023				2022

CURRENCY	CURRENT	NON-CURRENT	TOTAL	EFFECTIVE RATE [3]	CURRENT	NON-CURRENT	TOTAL	EFFECTIVE RATE [3]
Dollars	$ 1	4,348	4,349	5.5%	$ 5	5,511	5,516	5.7%
Euros	9	990	999	4.2%	2	962	964	3.3%
Pesos	–	704	704	12.0%	–	267	267	12.2%
Philippine Pesos	11	112	123	7.1%	8	139	147	5.4%
Other currencies	4	49	53	4.5%	36	41	77	4.3%
	$ 25	6,203	6,228		$ 51	6,920	6,971

1 As of December 31, 2023 and 2022, from the total debt of $6,228 and $6,971, respectively, 94% was held in the Parent Company and 6% in subsidiaries of the Parent Company, in both periods.

2   As of December 31, 2023 and 2022, cumulative discounts, fees and other direct costs incurred in Cemex’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $47 and $45, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the effective interest rate method.

3 In 2023 and 2022, represents the weighted-average effective interest rate of the related debt agreements determined at the end of each period.

As of December 31, 2023 and 2022, Cemex’s consolidated debt summarized by type of instrument, was as follows:

2023	CURRENT	NON-CURRENT	2022	CURRENT	NON-CURRENT
Bank loans			Bank loans
Loans in foreign countries, 2024 to 2025	$ 10	202	Loans in foreign countries, 2023 to 2025	$ 43	184
Syndicated loans, 2025 to 2028	–	2,476	Syndicated loans, 2024 to 2026	–	2,578
	10	2,678		43	2,762
Notes payable			Notes payable
Medium-term notes, 2026 to 2031	–	3,508	Medium-term notes, 2024 to 2031	–	4,140
Other notes payable, 2024 to 2027	5	27	Other notes payable, 2023 to 2027	6	20
	5	3,535		6	4,160
Total bank loans and notes payable	15	6,213	Total bank loans and notes payable	49	6,922
Current maturities	10	(10)	Current maturities	2	(2)
	$ 25	6,203		$ 51	6,920

Changes in consolidated debt for the years ended December 31, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Debt at beginning of year	$6,971	7,379	9,339
Proceeds from new debt instruments	2,938	2,006	3,960
Debt repayments	(3,840)	(2,420)	(5,897)
Foreign currency translation and accretion effects	159	6	(23)
Debt at end of year	$6,228	6,971	7,379

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

153

Notes to the Consolidated Financial Statements

As a result of debt transactions incurred during the reported periods to issue, refinance, replace and/or repurchase existing debt instruments, as applicable, Cemex paid transactional costs, including premiums and/or redemption costs (the “Transactional Costs”) for aggregate amounts of $72 in 2023, $51 in 2022 and $142 in 2021. Of these Transactional Costs, $16 in 2023, $4 in 2022 and $37 in 2021, corresponding to new debt instruments or the refinancing of existing debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $56 in 2023, $47 in 2022 and $99 in 2021 of such Transactional Costs, associated with the extinguished portion of the related debt, were recognized each period in the caption “Financial income and other items, net.” In addition, Transactional Costs pending for amortization related to extinguished debt instruments of $12 in 2023, $6 in 2022 and $27 in 2021 were also recognized within “Financial income and other items, net.”

As of December 31, 2023 and 2022, non-current notes payable for $3,535 and $4,160, respectively, were detailed as follows:

DESCRIPTION	DATE OF ISSUANCE	ISSUER [1]	CURRENCY	PRINCIPAL AMOUNT	RATE	MATURITY DATE	REDEEMED AMOUNT [2] $	OUTSTANDING AMOUNT [2] $	2023	2022
2023 CEBURES variable rate [3]	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	1,000	TIIE+.45%	01/Oct/26	–	59	$ 59	–
2023 CEBURES fixed rate [3]	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	5,000	11.48%	26/Sep/30	–	295	292	–
July 2031 Notes [4]	12/Jan/21	Cemex, S.A.B. de C.V.	Dollar	1,750	3.875%	11/Jul/31	(642)	1,108	1,102	1,102
September 2030 Notes [4]	17/Sep/20	Cemex, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	(283)	717	714	714
November 2029 Notes [4]	19/Nov/19	Cemex, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	(247)	753	749	749
June 2027 Notes [5]	05/Jun/20	Cemex, S.A.B. de C.V.	Dollar	1,000	7.375%	05/Jun/27	(1,000)	–	–	996
March 2026 Notes	19/Mar/19	Cemex, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	–	442	441	427
July 2025 Notes	01/Apr/03	Cemex Materials LLC	Dollar	150	7.70%	21/Jul/25	–	150	151	152
Other notes payable									27	20
									$ 3,535	4,160

1   As of December 31, 2023, these issuances are fully and unconditionally guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp.

[2] Presented net of all notes repurchased by Cemex. As of December 31, 2023, all repurchased notes have been canceled.

3   On October 5, 2023, Cemex issued sustainability-linked long-term notes (certificados bursátiles de largo plazo) in the Mexican market (the “2023 CEBURES”) for an aggregate principal amount of Ps6,000. The 2023 CEBURES consist of two tranches: the first, for an amount of Ps1,000 with a 3-year tenor at a floating annual interest rate of TIIE 28 plus 0.45%, and the second, for Ps5,000 with a 7-year tenor at a fixed annual interest rate of 11.48%. In connection with these issuances, Cemex negotiated interest rate and currency derivative instruments to synthetically change the financial risks profile of these issuances from the Peso to the Dollar (note 17.4).

[4]   During 2022, pursuant to tender offers and other market transactions, Cemex partially repurchased several series of its notes for an aggregate notional amount of $1,172. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104, recognized in the line item “Financial income and other items, net.”

5   On June 5, 2023, Cemex fully redeemed the June 2027 Notes. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional cost, generated a repurchase loss of $38, recognized in the line item “Financial income and other items, net.”

The maturities of consolidated long-term debt as of December 31, 2023, were as follows:

	BANK LOANS	NOTES PAYABLE	TOTAL
2025	$608	167	775
2026	324	506	830
2027	577	4	581
2028	1,131	–	1,131
2029 and thereafter	28	2,858	2,886
	$2,668	3,535	6,203

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

154

Notes to the Consolidated Financial Statements

As of December 31, 2023, Cemex had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2023 Credit Agreement, at annual interest rates ranging between 5.36% and 6.56%, depending on the negotiated currency:

	LINES OF CREDIT	AVAILABLE
Other lines of credit in foreign subsidiaries [1]	$401	274
Other lines of credit from banks [1]	774	774
Revolving credit facility 2023 Credit Agreement	2,000	1,400
	$3,175	2,448

[1] Uncommitted amounts subject to the banks’ availability.

Sustainability-linked and green financing

As of December 31, 2023 and 2022, Cemex’s consolidated debt of $6,228 and $6,971, respectively, included balances outstanding denominated in Dollars, Euros and Pesos under either its 2021 Sustainability-linked Financing Framework (the “2021 SLFF”) or its 2023 Sustainability-linked Financing Framework (the “2023 SLFF”, and together with the 2021 SLFF, the “SLFFs”) of $4,227 in 2023 and $4,028 in 2022, representing the Company’s debt that is linked and aligned to Cemex’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy (note 24.4).

As of December 31, 2023, the balance of debt under the SLFFs includes $3,876 of debt arising from bank loans, including the 2023 Credit Agreement described below. Under the 2023 Credit Agreement, the annual performance in respect to the metrics referenced in the 2023 SLFF may result in a total adjustment of the interest rate margin of plus or minus 5 bps1, in line with other sustainability-linked facilities from investment-grade rated borrowers.

The remainder of the debt balance under the SLFFs relates to the 2023 CEBURES. Of these, $59 or the variable rate leg is linked exclusively to one metric of the 2023 SLFF and may result in an increase of 20 bps in the nominal value at redemption. The remaining $292, or the fixed rate leg is also linked to only one metric of the 2023 SLFF and may result in a per annum increase of 25 bps to the interest rate applicable to the last four semi-annual coupon payments.

Additionally, Cemex’s securitization programs (notes 10 and 17.2) are linked to the 2021 SLFFs, utilizing one or more metrics and may result in an annual fee payment equivalent to up to 5 bps of the total facilities amount.

2023 Credit Agreement and 2021 Credit Agreement

On October 30, 2023, Cemex refinanced its 2021 Credit Agreement (as described below), extending the maturity to 2028. The refinanced 2021 Credit Agreement (the “2023 Credit Agreement”) comprises a $1,000, 5-year amortizing term loan and a $2,000, 5-year committed revolving credit facility (“RCF”). The 2023 Credit Agreement represents a reduction of $500 in the term loan and an increase of $250 in the revolver of the 2021 Credit Agreement. The 2023 Credit Agreement, denominated exclusively in Dollars, maintains its previous interest rate margin and financial covenants, consistent with an investment-grade capital structure, which provide for a maximum ratio of Consolidated Net Debt (as defined below) to Consolidated EBITDA (as defined below) (“Consolidated Leverage Ratio”) of 3.75 times throughout the life of the loan and a minimum ratio of Consolidated EBITDA to interest expense (“Consolidated Coverage Ratio”) of 2.75 times. As of December 31, 2023, the debt outstanding under the 2023 Credit Agreement amounted to $1,600, which includes amounts owed under the RCF of $600.

All tranches under the 2023 Credit Agreement include a margin over SOFR1 from 100 bps1 to 175 bps, depending on the Consolidated Leverage Ratio ranging from less than or equal to 2.25 times in the lower end to greater than 3.25 times in the higher end.

On November 8, 2021, Cemex, S.A.B. de C.V. closed a Dollar-denominated $3,250 syndicated sustainability-linked credit agreement (the “2021 Credit Agreement”), which proceeds were mainly used to fully repay its previous syndicated facilities agreement entered in 2017. The 2021 Credit Agreement, which was the first debt instrument issued by Cemex under the 2021 SLFF, resulted in a stronger liquidity position for Cemex from a risk and credit rating perspective.

The balance of debt under the 2023 Credit Agreement, in which debtor is Cemex, S.A.B. de C.V., is guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp., same guarantor structure applicable in all senior notes of the Parent Company and the previous 2021 Credit Agreement.

The 2023 Credit Agreement contains ongoing representations, warranties, affirmative and negative covenants, including financial covenants. As of December 31, 2023 and 2022, Cemex was in compliance with all covenants contained in the 2023 Credit Agreement and the 2021 Credit Agreement, as applicable. Cemex cannot assure that in the future it will be able to comply with all such covenants, including any financial covenants, which non-compliance, if not remedied, could result in an event of default, which could materially and adversely affect Cemex’s business and financial condition.

[1]   The Secured Overnight Financing Rate (“SOFR”) is a measure of the cost of borrowing cash overnight collateralized by Treasury securities. As of December 31, 2023, SOFR rate was 5.38%. The contraction “bps” means basis points. One hundred basis points equal 1%. See note 17.5 for recent developments on the interest rate benchmark reform.

[2]   The Tasa de Interés Interbancaria de Equilibrio (“TIIE”) is the variable rate used for debt denominated in Pesos. As of December 31, 2023 and 2022, the 28-day TIIE rate was 11.50% and 10.77%, respectively.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

155

Notes to the Consolidated Financial Statements

Financial Covenants

Under the 2023 Credit Agreement and the 2021 Credit Agreement, at the end of each quarter for each period of four consecutive quarters, Cemex must comply with a maximum Consolidated Leverage Ratio of 3.75 times and a minimum Consolidated Coverage Ratio of 2.75 times throughout the life of the corresponding credit agreement. These financial ratios are calculated using the consolidated amounts under IFRS.

Consolidated Leverage Ratio

•   Under the 2023 Credit Agreement and the 2021 Credit Agreement, the ratio is calculated by dividing “Consolidated Net Debt” by “Consolidated EBITDA” for the last twelve months as of the calculation date. Consolidated Net Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding any existing or future obligations under any securitization program, and any subordinated debt of Cemex, adjusted for net mark-to-market of all derivative instruments, as applicable, among other adjustments including in relation for business acquisitions or disposals.

Consolidated EBITDA: Under the 2023 Credit Agreement and the 2021 Credit Agreement, represents Operating EBITDA for the last twelve months as of the calculation date, as adjusted for any discontinued EBITDA, and solely for the purpose of calculating the Consolidated Leverage Ratio on a pro forma basis for any material disposition and/or material acquisition.

Consolidated Coverage Ratio

• Under the 2023 Credit Agreement and the 2021 Credit Agreement, the ratio is calculated by dividing Consolidated EBITDA by the financial expense for the last twelve months as of the calculation date.

As of December 31, 2023, 2022 and 2021, under the 2023 Credit Agreement and the 2021 Credit Agreement, as applicable, the main consolidated financial ratios were as follows:

		REFERS TO THE COMPLIANCE LIMITS AND CALCULATIONS THAT
CONSOLIDATED FINANCIAL RATIOS		WERE EFFECTIVE ON EACH DATE
		2023	2022	2021
Leverage ratio	Limit	<=3.75	<=3.75	<=3.75
	Calculation	2.06	2.84	2.73
Coverage ratio	Limit	>=2.75	>=2.75	>=2.75
	Calculation	7.91	6.27	5.99

Cemex’s ability to comply with these ratios may be affected by economic conditions, volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets or other factors.

Cemex will classify all of its non-current debt as current debt if: 1) as of any measurement date Cemex fails to comply with any covenants that would cause a default, including the aforementioned financial ratios; or 2) the cross default clause that is part of the 2023 Credit Agreement is triggered by the provisions contained therein; and/or 3) as of any date prior to a subsequent measurement date Cemex expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures followed upon Cemex’s lenders’ request, they may call for the acceleration of payments due under the 2023 Credit Agreement. That scenario would have a material adverse effect on Cemex’s operating results, liquidity or financial position.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

156

Notes to the Consolidated Financial Statements

17.2) Other Financial Obligations

As of December 31, 2023 and 2022, other financial obligations in the consolidated statement of financial position were detailed as follows:

		2023			2022

	CURRENT	NON-CURRENT	TOTAL	CURRENT	NON-CURRENT	TOTAL
I. Leases	$ 272	986	1,258	$ 258	918	1,176
II. Liabilities secured with accounts receivable	678	–	678	678	–	678
	$ 950	986	1,936	$ 936	918	1,854

I. Leases (notes 8.1, 15.2, 24.1 and 28.4)

Cemex has several operating and administrative assets under lease contracts (note 15.2). As mentioned in note 28.4, Cemex applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Lease financial liability at beginning of year	$1,176	1,176	1,260
Additions from new leases	341	296	227
Reductions from payments	(256)	(276)	(313)
Cancellations and liability remeasurements	(24)	7	27
Foreign currency translation and accretion effects	21	(27)	(25)
Lease financial liability at end of year	$1,258	1,176	1,176

As of December 31, 2023, the maturities of non-current lease financial liabilities are as follows:

TOTAL
2025	$ 181
2026	144
2027	108
2028	77
2029 and thereafter	476
$ 986

Total cash outflows for leases in 2023, 2022 and 2021, including the interest expense portion as disclosed at note 8.1, were $331, $342 and $381, respectively. Future payments associated with these contracts are presented in note 24.1.

II. Liabilities secured with accounts receivable

As mentioned in note 10, as of December 31, 2023 and 2022, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse of $678 in both years, were recognized within the line item “Other financial obligations” in the statement of financial position. For the years ended December 31, 2023, 2022 and 2021, the net cash flows generated by (used in) these securitization programs were $(18), $79 and $25, respectively.

The balances of the Company’s other financial obligations associated with the programs for the sale of accounts receivable mentioned above are part of Cemex’s total obligations under the 2021 SLFF, which are linked and aligned to Cemex’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy (note 24.4).

17.3) Fair Value of Financial Instruments

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, used mainly to determine the fair value of securities, investments or loans that are not actively traded (Level 2 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

157

Notes to the Consolidated Financial Statements

Financial assets and liabilities

The book values of cash, trade accounts receivable, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of Cemex’s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for Cemex to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to Cemex.

The fair values determined by Cemex for its derivative financial instruments are level 2. There is no direct measure for the risk of Cemex or its counterparties in connection with such instruments. Therefore, the risk factors applied for Cemex’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of Cemex or its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of Cemex’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of Cemex’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

As of December 31, 2023 and 2022, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2023		2022

	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets
Derivative financial instruments (notes 14.2 and 17.4)	$64	64	$57	57
Other investments and non-current accounts receivable (note 14.2)	276	266	236	229
	$340	330	$293	286
Financial liabilities
Long-term debt (note 17.1)	$6,203	6,030	$6,920	6,517
Other financial obligations (note 17.2)	986	919	918	788
Derivative financial instruments (notes 17.4 and 18.2)	15	15	2	2
	$7,204	6,964	$7,840	7,307

As of December 31, 2023 and 2022, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 28.4):

2023	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$–	64	–	64
Investments in strategic equity securities (note 14.2)	3	–	–	3
Other investments at fair value through earnings (note 14.2)	–	1	–	1
	$3	65	–	68
Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$–	15	–	15

2022	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$–	57	–	57
Investments in strategic equity securities (note 14.2)	5	–	–	5
Other investments at fair value through earnings (note 14.2)	–	3	–	3
	$5	60	–	65
Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$–	2	–	2

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

158

Notes to the Consolidated Financial Statements

17.4) Derivative Financial Instruments

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), Cemex held derivative instruments with the objectives explained in the following paragraphs.

As of December 31, 2023 and 2022, the notional amounts and fair values of Cemex’s derivative instruments were as follows:

	2023		2022

	NOTIONAL AMOUNT	FAIR VALUE	NOTIONAL AMOUNT	FAIR VALUE
I. Net investment hedges	$976	(94)	837	(48)
II. Cross currency swaps	335	23	–	–
III. Interest rate swaps	750	30	1,018	54
IV. Fuel price hedging	232	5	136	8
V. Foreign exchange options	300	10	500	18
	$2,593	(26)	2,491	32

The caption “Financial income and other items, net” in the statements of income includes certain gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $19 in 2023, $5 in 2022 and $6 in 2021. During the reported periods, Cemex did not have derivatives designated as fair value hedges.

I. Net investment hedges

As of December 31, 2023 and 2022, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 15 months for notional amounts of $518 and $738, respectively. Cemex has designated this program as a hedge of Cemex’s net investment in Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2023, 2022 and 2021, these contracts generated losses of $172, $96 and $4, respectively, which partially offset currency translation gains in each year recognized in equity generated from Cemex’s net assets denominated in Pesos. The losses generated from these derivatives relate to the appreciation of the Peso, mainly in 2023 and 2022.

In addition, as of December 31, 2023 and 2022, as part of Cemex’s Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $458 and $99, respectively. These capped forwards contain limits on the upside that the instrument may generate. Changes in the fair market value of such capped forward contracts are also recognized as part of other comprehensive income in equity. For the years 2023 and 2022, these contracts generated losses of $54 and $2, respectively, which partially offset currency translation gains recognized in equity generated from Cemex’s net assets denominated in Pesos due to the appreciation of the Peso in 2023 and 2022.

Moreover, during the year 2022, Cemex unwound Dollar/Euro cross-currency swap contracts for a notional amount of $750, which resulted in a settlement gain of $80 in equity. Cemex designated the foreign exchange forward component of these instruments as a hedge of Cemex’s net investment in Euros and changes in fair market were recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component until settlement were recognized within the line item of “Financial income and other items, net,” representing gains of $8 in 2022 and losses of $1 in 2021. For the years 2022 and 2021, the foreign exchange forward component generated gains of $70 and $10 recognized in equity, which partially offset currency translation losses recognized in equity generated from Cemex’s net assets denominated in Euros due to the depreciation of the Euro against the Dollar in 2022 and 2021, related to the exchange of interest rates in the statement of income.

II. Cross currency swaps

During October 2023, Cemex entered into cross-currency swap contracts for a notional amount of $335 in connection with the issuances of the 2023 CEBURES as described in note 17.1, aiming to change the rate and currency risk profile of such 2023 CEBURES from the Peso to the Dollar. Cemex designated these contracts as cash flow hedges of interest rate payments in relation to an equivalent amount of variable and fixed interest rate debt. Changes in fair value of these contracts for the interest rate swap leg are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related loans is accrued in the statement of income, while changes in fair value of the currency forward leg are recognized directly in the statement of income partially offsetting the related Peso denominated debt’s foreign exchange fluctuation. For the year 2023, changes in the fair value of these contracts generated gains of $23 recognized in other comprehensive income and gains of $5 recognized in the statement of income.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

159

Notes to the Consolidated Financial Statements

III. Interest rate swap contracts

For accounting purposes under IFRS, Cemex designates interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt. As a result, changes in the fair value of these contracts are initially recognized as part of other comprehensive income in equity and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of income.

As of December 31, 2023 and 2022, Cemex held interest rate swaps for a notional amount of $750, in both periods, with a fair market value representing assets of $30 in 2023 and $39 in 2022, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. During November 2021, Cemex unwound a portion of its then outstanding interest rate swaps, resulting in a settlement loss of $5, recognized within “Financial income and other items, net” in the statement of income, and extended the remaining contracts until November 2026. For the years 2023, 2022 and 2021, changes in the fair value of these contracts generated losses of $9 and gains of $69 and $23, respectively, recognized in other comprehensive income. Moreover, during the same periods, Cemex reclassified results from equity to the line item “Financial expenses” representing income of $22 in 2023 and expenses of $2 in 2022 and $22 in 2021.

In addition, as of December 31, 2022, Cemex held interest rate swaps for a notional of $268 negotiated to fix interest payments of existing bank loans referenced to Peso floating rates that matured in November 2023, which fair value represented an asset of $15 in 2022. During December 2021, Cemex partially unwound its interest rate swap receiving, $3 recognized within “Financial income and other items, net” in the statement of income. For the years 2023, 2022 and 2021 until their settlement, changes in the fair value of these contracts generated losses of $15 and gains of $3 and $15, respectively, recognized in other comprehensive income. Moreover, during the same periods, Cemex recycled results from equity to the “Financial expenses” line item representing gains of $18 in 2023, $7 in 2022 and expenses of $0.3 in 2021.

IV. Fuel price hedging

As of December 31, 2023 and 2022, Cemex maintained swap and option contracts negotiated to hedge the price of certain fuels in several operations, primarily diesel and gas, for aggregate notional amounts of $110 and $136, respectively, with an estimated aggregate fair value representing assets of $1 in 2023 and of $8 in 2022. By means of these contracts, for its own consumption only, Cemex either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2023, 2022 and 2021, changes in fair value of these contracts recognized in other comprehensive income represented losses of $6, losses of $25 and gains of $22, respectively. Moreover, during the same periods, Cemex recycled results from equity to the line items of “Cost of sales” and “Operating expenses,” as applicable, representing losses of $7 in 2023, gains of $88 in 2022 and $36 in 2021.

In addition, as of December 31, 2023, Cemex held Brent Oil call spreads with a notional of $122, intended economically to mitigate the exposure over a portion of the diesel cost implicit in Cemex’s distribution expense. Changes in the fair value of these contracts are recognized directly in the statement of income as part of “Financial income and other items, net” which resulted in losses of $1 in 2023.

V. Foreign exchange options

As of December 31, 2023 and 2022, Cemex held Dollar/Peso call spread option contracts for a notional amount of $300 and $500, respectively. Such contracts mature between June 2025 and December 2025 and were negotiated to maintain the value in Dollars over an equivalent amount of revenue generated in Pesos. Changes in the fair value of these instruments generated losses of $18 in 2023, $13 in 2022 and $5 in 2021, recognized within “Financial income and other items, net” in the statement of income.

17.5) Risk Management

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sold or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

160

Notes to the Consolidated Financial Statements

In the ordinary course of business, Cemex is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petroleum coke, carbon slags, gypsum and other industrial materials which are commonly used by Cemex in the production process, and expose Cemex to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent Cemex’s risk management framework and that are supervised by several Committees, Cemex’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which Cemex incurred its debt, with those in which Cemex generates its cash flows.

As of December 31, 2023 and 2022, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.

The main risk categories are mentioned below:

Credit risk

Credit risk is the risk of financial loss faced by Cemex if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2023 and 2022, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, Cemex’s management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company’s management has established a policy of low risk tolerance that analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in, some cases, bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers who do not meet the levels of solvency requirements imposed by Cemex can only carry out transactions by paying cash in advance. As of December 31, 2023, considering Cemex’s best estimate of potential expected losses based on the ECL model developed by Cemex (note 10), the allowance for expected credit losses was $90.

Interest rate risk

Interest rate risk is the risk that a financial instrument’s fair value or future cash flows will fluctuate because of changes in market interest rates, which only affects Cemex’s results if the fixed-rate long-term debt is measured at fair value. Cemex’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. Cemex’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. Cemex manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. Cemex could renegotiate the conditions or repurchase the debt, particularly when the net present value (“NPV”) of the estimated future benefits from the interest rate reduction is expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2023 and 2022, 26% and 21%, respectively, of Cemex’s long-term debt was denominated in floating rates at a weighted-average interest rate of SOFR plus 95 basis points in 2023 and LIBOR plus 148 basis points in 2022. These figures reflect the effect of interest rate swaps held by Cemex during 2023 and 2022. As of December 31, 2023 and 2022, if interest rates at that date had been 0.5% higher, with all other variables held constant, Cemex’s net income for 2023 and 2022 would have reduced by $14 and $13, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by Cemex during 2023 and 2022.

Management of interest rate benchmark reform

In connection with the global reform of major interest rate benchmarks, which included the replacement of interbank offered rates (IBORs) with alternative secured rates (referred to as the “IBOR reform”), during the first half of 2023 Cemex completed the migration of applicable financial instruments, derivatives and loans previously linked to Dollar LIBOR rates.

Cemex’s financial risk management committee monitored and managed the Company’s transition to alternative secured rates.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

161

Notes to the Consolidated Financial Statements

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Cemex’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, Cemex’s revenues and costs are generated and settled in various countries and different currencies. For the year ended December 31, 2023, 29% of Cemex’s revenues, before eliminations resulting from consolidation, were generated in Mexico, 31% in the United States, 6% in the United Kingdom, 5% in France, 3% in Germany, 3% in Poland, 3% in Spain, 2% in the Philippines, 5% in Israel and 4% in the Rest of EMEAA region, 3% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL and 1% in the Rest of SCA&C.

Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of income. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties’ long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2023, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from Cemex’s presentation currency, considering a hypothetic 10% strengthening of the Dollar against the Peso, with all other variables held constant, Cemex’s net income for 2023 would have decreased by $160, as a result of higher foreign exchange losses on Cemex’s Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the Dollar against the Peso would have the opposite effect.

As of December 31, 2023, 70% of Cemex’s financial debt was Dollar-denominated, 16% was Euro-denominated, 11% was Peso-denominated, 2% was Philippine Peso-denominated and 1% was in other currencies. Therefore, Cemex had a foreign currency exposure arising mainly from the Dollar-denominated debt versus the several currencies in which Cemex’s revenues are settled in most countries in which it operates. Cemex cannot guarantee that it will generate sufficient revenues in Dollars from its operations to service these obligations. As of December 31, 2023, Cemex had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $300 to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk (note 17.4). Complementarily, Cemex may negotiate other derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

As of December 31, 2023 and 2022, Cemex’s consolidated net monetary assets (liabilities) by currency are as follows:

	2023

	MEXICO	UNITED STATES	EMEAA	SCA&C	OTHERS [1]	TOTAL

Monetary assets	$1,627	651	1,491	274	(241)	3,802
Monetary liabilities	2,184	2,679	3,087	730	7,179	15,859

Net monetary assets (liabilities)	$(557)	(2,028)	(1,596)	(456)	(7,420)	(12,057)

Out of which:
Dollars	$(157)	(2,030)	(5)	(61)	(4,780)	(7,033)
Pesos	(400)	–	–	–	(524)	(924)
Euros	–	–	(660)	–	(1,563)	(2,223)
Pounds	–	–	(710)	–	97	(613)
Other currencies	–	2	(221)	(395)	(650)	(1,264)

	$(557)	(2,028)	(1,596)	(456)	(7,420)	(12,057)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

162

Notes to the Consolidated Financial Statements

	2022

	MEXICO	UNITED STATES	EMEAA	SCA&C	OTHERS [1]	TOTAL

Monetary assets	$960	650	1,315	204	–	3,129
Monetary liabilities	1,951	2,559	2,887	519	7,174	15,090

Net monetary assets (liabilities)	$(991)	(1,909)	(1,572)	(315)	(7,174)	(11,961)

Out of which:
Dollars	$8	(1,909)	12	(42)	(5,633)	(7,564)
Pesos	(999)	–	–	–	(72)	(1,071)
Euros	–	–	(632)	–	(1,183)	(1,815)
Pounds	–	–	(931)	–	171	(760)
Other currencies	–	–	(21)	(273)	(457)	(751)

	$(991)	(1,909)	(1,572)	(315)	(7,174)	(11,961)

[1] Includes the Parent Company, Cemex’s financing subsidiaries, among other entities.

Considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar (note 28.3), foreign currency risk is associated with the translation into Dollars of subsidiaries’ net assets denominated in different currencies. When the Dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. Cemex has implemented a Dollar/Peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in Pesos (note 17.4).

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of Cemex, S.A.B. de C.V.’s and/or third party’s shares. Cemex has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship between the change in the fair value of the derivative and the change in price of the underlying share. All changes in the fair value of such derivative instruments are recognized in the statement of income as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December 31, 2023, Cemex does not have derivative financial instruments based on the price of the Parent Company’s shares or any third-party’s shares.

Liquidity risk

Liquidity risk is the risk that Cemex will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet Cemex’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, Cemex relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Cemex is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect Cemex’s results and reduce cash from operations. The maturities of Cemex’s contractual obligations are included in note 24.1.

As of December 31, 2023, current liabilities, which included $975 of current debt and other financial obligations, exceed current assets by $1,781. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2023, Cemex generated net cash flows from operating activities of $2,159. The Company’s management considers that Cemex will generate sufficient cash flows from operations in the following twelve months to meet its current obligations. In addition, as of December 31, 2023, Cemex has a committed line of credit under the RCF for $2,000. As of December 31, 2023, the withdrawn amount is $600.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

163

Notes to the Consolidated Financial Statements

18) Other Current and Non-Current Liabilities

18.1) Other Current Liabilities

As of December 31, 2023 and 2022, consolidated other current liabilities were as follows:

	2023	2022
Other accounts payable and accrued expenses [1]	$656	560
Provisions [2]	492	276
Contract liabilities with customers (note 3) [3]	384	293
Interest payable	88	96
	$1,620	1,225

[1]   Other accounts payable and accrued expenses mainly refer to accrued fixed and variable employee benefits, insurance payments and accruals for public services. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

[2] Current provisions are detailed by concept in note 18.2 below.

3   As of December 31, 2023 and 2022, contract liabilities with customers included $339 and $253, respectively, of advances received from customers, as well as in 2023 and 2022 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $5 in both years. Note 3 includes the changes during the period of this caption.

18.2) Other Non-Current Liabilities

As of December 31, 2023 and 2022, consolidated other non-current liabilities were as follows:

	2023	2022
Asset retirement obligations [1]	$470	465
Environmental liabilities [2]	250	233
Accruals for legal assessments and other responsibilities [3]	100	83
Non-current liabilities for valuation of derivative instruments	15	2
Other non-current liabilities and provisions [4]	329	282
	$1,164	1,065

[1]   Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

[2]   Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

[3] Provisions for legal claims and other responsibilities include items related to tax contingencies.

4   As of December 31, 2023 and 2022, the balance includes deferred revenues of $22 and $27, respectively, that are amortized to the statement of income as deliverables are fulfilled over the maturity of long-term clinker supply agreements.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

164

Notes to the Consolidated Financial Statements

Changes in consolidated non-current other liabilities plus current provisions for the years 2023 and 2022, were as follows:

	2023

	ASSET RETIREMENT OBLIGATIONS	ENVIRONMENTAL LIABILITIES	ACCRUALS FOR LEGAL PROCEEDINGS	VALUATION OF DERIVATIVE INSTRUMENTS	OTHER LIABILITIES AND PROVISIONS	TOTAL	2022
Balance at beginning of period	$509	276	85	50	421	1,341	1,539
Additions or increase in estimates	64	11	49	169	239	532	270
Releases or decrease in estimates	(58)	(15)	(34)	(123)	(84)	(314)	(486)
Business combinations	–	–	–	–	–	–	6
Accretion expense	30	–	1	–	11	42	32
Foreign currency translation	28	7	4	(1)	17	55	(20)
Balance at end of period	$573	279	105	95	604	1,656	1,341
Out of which:
Current provisions	$103	29	5	80	275	492	276
Other non-current liabilities	470	250	100	15	329	1,164	1,065

19) Pensions and Post-Employment Benefits

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2023, 2022 and 2021 were $64, $59 and $54, respectively. Cemex contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements’ date.

Defined benefit pension plans

Most of Cemex’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in “Other comprehensive income” for the period in which they are generated, as appropriate. For the years ended December 31, 2023, 2022 and 2021, the effects of pension plans and other post-employment benefits are summarized as follows:

	PENSIONS			OTHER BENEFITS			TOTAL

NET PERIOD COST (INCOME):	2023	2022	2021	2023	2022	2021	2023	2022	2021
Recorded in operating costs and expenses
Service cost	$7	8	9	4	4	3	11	12	12
Past service cost	–	1	–	–	–	–	–	1	–
Settlements, curtailments and other changes	(10)	–	(1)	(1)	–	(1)	(11)	–	(2)
	(3)	9	8	3	4	2	–	13	10
Recorded in other financial expenses
Net interest cost	36	23	26	8	6	5	44	29	31
Recorded in other comprehensive income
Actuarial losses (gains) for the period	46	(166)	(257)	(1)	(10)	(6)	45	(176)	(263)
	$79	(134)	(223)	10	–	1	89	(134)	(222)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

165

Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

	PENSIONS		OTHER BENEFITS		TOTAL

	2023	2022	2023	2022	2023	2022
Change in benefits obligation:
Projected benefit obligation at beginning of the period	$1,811	2,685	92	98	1,903	2,783
Service cost	7	8	4	4	11	12
Interest cost	101	66	8	6	109	72
Actuarial losses (gains)	30	(632)	(1)	(10)	29	(642)
Initial valuation from new plan	–	13	–	–	–	13
Reduction from disposal of assets	–	(6)	–	–	–	(6)
Settlements and curtailments	(2)	–	–	–	(2)	–
Plan amendments	(10)	1	(1)	–	(11)	1
Benefits paid	(122)	(130)	(8)	(7)	(130)	(137)
Foreign currency translation	94	(194)	7	1	101	(193)
Projected benefit obligation at end of the period	1,909	1,811	101	92	2,010	1,903

Change in plan assets:
Fair value of plan assets at beginning of the period	1,207	1,783	1	1	1,208	1,784
Return on plan assets	65	43	–	–	65	43
Actuarial losses	(16)	(466)	–	–	(16)	(466)
Employer contributions	97	96	8	7	105	103
Initial valuation from new plan	–	13	–	–	–	13
Settlements	(2)	–	–	–	(2)	–
Benefits paid	(122)	(130)	(8)	(7)	(130)	(137)
Foreign currency translation	44	(132)	1	–	45	(132)
Fair value of plan assets at end of the period	1,273	1,207	2	1	1,275	1,208

Net projected liability in the statement of financial position	$636	604	99	91	735	695

For the years 2023, 2022 and 2021, actuarial (gains) losses for the period were generated by the following main factors as follows:

	2023	2022	2021
Actuarial (gains) losses due to experience	$13	96	(87)
Actuarial (gains) losses due to demographic assumptions	(5)	(2)	20
Actuarial (gains) losses due to financial assumptions	37	(270)	(196)
	$45	(176)	(263)

In 2023, net actuarial losses due to financial assumptions were mainly driven by a decrease in the discount rates applicable to the calculation of the benefits’ obligations in the United Kingdom, the United States, Germany, Colombia and Poland. Moreover, the overall net actual asset performances in most countries were less than the expected returns for a total of $16, of which $31 refers to the United Kingdom, partially offset by a higher performance than expected in Mexico of $12 and the United States of $8. In addition, there was an increase effect in the net projected liability related to adjustments due to experience for $13, mainly in the United Kingdom and Germany.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

166

Notes to the Consolidated Financial Statements

In 2022, net actuarial gains due to financial assumptions were driven by a general increase in the discount rates applicable to the calculation of the benefits’ obligations in the United Kingdom, the United States, Germany, and Mexico, partially offset by actual returns in plan assets lower than estimated for a total of $466, of which $373 refers to the United Kingdom, $52 to the United States and $19 to Mexico. In addition, there were significant increase effects in the net projected liability related to adjustments due to experience for $96, mainly in the United Kingdom for $77 and Germany for $13. In addition, the net actuarial gains were also driven by a gain in demographic assumptions of $2.

In 2021, net actuarial gains due to financial assumptions were mainly driven by increases in the discount rates in the United Kingdom, the United States, Germany and Mexico. In addition, there were significant reduction effects in the net projected liability related to adjustments due to experience in the United Kingdom, the United States and Germany for a combined amount of $81. Moreover, the net projected liability significantly decreased by actual returns in plan assets higher than estimated returns for a total of $122, of which $86 refers to the United Kingdom, $13 to the United States and $23 to other countries, partially offset by actuarial losses due to demographic assumption of $20, of which $12 refers to the United Kingdom.

As of December 31, 2023 and 2022, based on the hierarchy of fair values, plan assets are detailed as follows:

	2023				2022

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$24	–	–	24	$38	–	–	38
Investments in corporate bonds	11	391	–	402	7	289	–	296
Investments in government bonds	114	209	–	323	90	266	–	356
Total fixed-income securities	149	600	–	749	135	555	–	690
Investment in marketable securities	179	43	–	222	226	42	–	268
Other investments and private funds	70	33	201	304	91	42	117	250
Total variable-income securities	249	76	201	526	317	84	117	518
Total plan assets	$398	676	201	1,275	$452	639	117	1,208

The most significant assumptions used in the determination of the benefit obligation were as follows:

		2023				2022

	MEXICO	UNITED STATES	UNITED KINGDOM	RANGE OF RATES IN OTHER COUNTRIES	MEXICO	UNITED STATES	UNITED KINGDOM	RANGE OF RATES IN OTHER COUNTRIES
Discount rates	10.50%	5.20%	4.70%	3.1% – 11.0%	10.50%	5.50%	5.00%	3.6% – 13.0%
Rate of return on plan assets	10.50%	5.20%	4.70%	3.1% – 11.0%	10.50%	5.50%	5.00%	3.6% – 13.0%
Rate of salary increases	4.50%	–	3.10%	2.5% – 7.3%	4.50%	–	3.25%	2.5% – 7.3%

As of December 31, 2023, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

ESTIMATED PAYMENTS
2024	$173
2025	149
2026	151
2027	148
2028 – 2033	882

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

167

Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2023			2022

	PBO	ASSETS	DEFICIT	PBO	ASSETS	DEFICIT
Mexico	$253	44	209	$220	25	195
United States	184	188	(4)	194	166	28
United Kingdom	1,129	821	308	1,062	791	271
Germany	141	6	135	134	6	128
Other countries	303	216	87	293	220	73
	$2,010	1,275	735	$1,903	1,208	695

In some countries, Cemex has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2023 and 2022, the projected benefits obligation related to these benefits was $57 and $60, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2023 and 2022 for Mexico were 8% in both years, for Puerto Rico 6.6% and 5.4%, respectively, for the United Kingdom were 6.6% and 6.8%, respectively, and for TCL was a rate range between 5.0% and 9.0% and 5.0% and 13.0%, respectively.

Significant events of settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods

In 2023, as a result of an extension in the retirement age for the Company’s operations in Mexico, there was a reduction of $11 in the retirement obligations recognized against the statement of income for the period. Additionally, in France, there was a pension reform that increased the legal minimum retirement age, resulting in a total past service amendment of $1 in its pension plan recognized in the statement of income for the period.

During 2022, there were no significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits.

In 2021, as an effect of a sale of assets in France (note 4.2), there was a curtailment gain of $1 in its pension plan recognized in the statement of income for the period. In addition, one of the participating companies in other postretirement benefits of TCL ceased operations in February 2021, resulting in a curtailment gain in other postretirement benefits of $1 reflected in the statement of income for the period.

Sensitivity analysis of pension and other post-employment benefits

As of December 31, 2023, Cemex performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits are shown below:

	PENSIONS		OTHER BENEFITS		TOTAL

ASSUMPTIONS:	+50 BPS	-50 BPS	+50 BPS	-50 BPS	+50 BPS	-50 BPS
Discount Rate Sensitivity	$(95)	104	(4)	4	(99)	108
Salary Increase Rate Sensitivity	4	(4)	1	(1)	5	(5)
Pension Increase Rate Sensitivity	73	(68)	–	–	73	(68)

Multiemployer defined benefit pension plans

In addition to the Company’s sponsored plans, Cemex contributes to union-sponsored multiemployer retirement defined benefit pension plans (the “Multiemployer Plans”) under the terms of collective bargaining agreements for certain union employees in the United States and the United Kingdom. The Company’s main risks of participating in Multiemployer Plans are different from its single-employer plans in the following aspects:

a) Assets contributed to the Multiemployer Plans by one employer may be used to provide benefits to employees of other participating employers;

b) If a participating employer stops contributing to the Multiemployer Plans, the unfunded obligations of the Multiemployer Plans may be borne by the remaining participating employers; and

c)  If Cemex chooses to stop participating in the Multiemployer Plans, the Company may be required to pay the Multiemployer Plans an amount based on the underfunded status of the Multiemployer Plans, referred to as a withdrawal liability.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

168

Notes to the Consolidated Financial Statements

The Company’s funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the Multiemployer Plans were $20 in 2023, $21 in 2022 and $17 in 2021. The Company expects to contribute $21 to the Multiemployer Plans in 2024.

Among other factors, Multiemployers Plans in the red zone (critical) are generally less than 65% funded, Multiemployers Plans in the yellow zone (endangered) are less than 80% funded and Multiemployers Plans in the green zone (neither critical and declining, critical, or endangered) are at least 80% funded. Over 99% of Cemex’s obligations and contributions under the Multiemployer Plans are related to the United States where 422 former employees are beneficiaries and where, according to data obtained from Multiemployer Plans actuary, most of the plans are considered to be in the green zone and one plan is in the yellow zone. As a result, the Company’s risk of increasing contributions is considered low. In the United Kingdom, the Multiemployer Plan, which covers only two of Cemex’s former employees, is in the green zone. In both the United States and the United Kingdom, Cemex is a very small participant in the applicable Multiemployer Plans.

20) Income Taxes

20.1) Income Taxes for the Period

The amounts of income tax expense in the statements of income for 2023, 2022 and 2021 are summarized as follows:

	2023	2022	2021
Current income tax expense	$1,147	170	172
Deferred income tax expense (benefit)	103	39	(35)
	$1,250	209	137

20.2) Deferred Income Taxes

As of December 31, 2023 and 2022, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	2023	2022
Deferred tax assets:
Tax loss carryforwards and other tax credits	$445	561
Accounts payable and accrued expenses	883	734
Intangible assets, net	192	140
Others	11	20
Total deferred tax assets, gross	1,531	1,455
Presentation of net position by same legal entity	(1,168)	(1,044)
	363	411

Deferred tax liabilities:
Property, machinery and equipment and right-of-use asset, net	(1,470)	(1,406)
Investments and other assets	(141)	(32)
Total deferred tax liabilities, gross	(1,611)	(1,438)
Presentation of net position by same legal entity	1,168	1,044
Total deferred tax liabilities, net in the statement of financial position	(443)	(394)
Net deferred tax assets (liabilities)	$(80)	17

Out of which:
Net deferred tax assets (liabilities) in Mexican entities	$67	(17)
Net deferred tax assets (liabilities) in foreign entities	(147)	34
Net deferred tax assets (liabilities)	$(80)	17

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

169

Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

	2023			2022

	ASSETS	LIABILITIES	NET	ASSETS	LIABILITIES	NET
Mexican entities	$185	(118)	67	$168	(185)	(17)
Foreign entities	178	(325)	(147)	243	(209)	34
	$363	(443)	(80)	$411	(394)	17

The breakdown of changes in consolidated deferred income taxes during 2023, 2022 and 2021 was as follows:

	2023	2022	2021
Deferred income tax expense (benefit) in the statement of income	$103	39	(35)
Deferred income tax (benefit) expense in stockholders’ equity	(6)	14	(38)
Reclassifications [1]	–	7	78
Change in deferred income tax during the period	$97	60	5

1 In 2023, 2022 and 2021, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 4.2).
Current and/or deferred income tax relative to items of other comprehensive income during 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Expense (benefit) related to foreign exchange fluctuations from intercompany balances (note 21.2)	$5	–	(6)
Expense (benefit) associated to actuarial results (note 21.2)	(5)	32	26
Benefit related to derivative financial instruments (note 17.4)	(41)	(30)	(1)
Expense (benefit) from foreign currency translation and other effects	35	12	(63)
	$(6)	14	(44)

As of December 31, 2023, consolidated tax loss and tax credits carryforwards expire as follows:

	AMOUNT OF CARRYFORWARDS	AMOUNT OF UNRECOGNIZED CARRYFORWARDS	AMOUNT OF RECOGNIZED CARRYFORWARDS
2024	$29	29	–
2025	48	46	2
2026	141	131	10
2027	318	286	32
2028 and thereafter	7,591	5,839	1,752
	$8,127	6,331	1,796

As of December 31, 2023, in connection with Cemex’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, Cemex would need to generate $1,796 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by Cemex’s management to allocate resources and evaluate performance in the countries in which Cemex operates, along with the implementation of feasible tax strategies, Cemex believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, Cemex concluded that the deferred tax liabilities considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of Cemex’s deferred tax assets refers to operating segments and tax jurisdictions in which Cemex is currently generating taxable income or in which, according to Cemex’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that Cemex controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

170

Notes to the Consolidated Financial Statements

20.3) Reconciliation of Effective Income Tax Rate

For the years ended December 31, 2023, 2022 and 2021, the effective consolidated income tax rates were as follows:

	2023	2022	2021
Earnings before income tax	$1,449	770	954
Income tax expense	(1,250)	(209)	(137)
Effective consolidated income tax expense rate [1]	86.3%	27.1%	14.4%

[1] The average effective tax rate equals the net amount of income tax benefit or expense divided by income or loss before income taxes, as these line items are reported in the statements of income.

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to Cemex, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of income, which in 2023, 2022 and 2021 were as follows:

	2023		2022		2021

	%	$	%	$	%	$
Mexican statutory tax rate	30.0	435	30.0	231	30.0	280
Income tax penalties in Spain (note 20.4)	42.8	620	–	–	–	–
Difference between accounting and tax expenses, net [1]	0.4	6	35.8	276	4.8	45
Non-taxable sale of equity securities and fixed assets	(1.2)	(17)	3.4	26	(3.8)	(35)
Difference between book and tax inflation	8.3	120	28.2	217	23.9	223
Differences in the income tax rates in the countries where Cemex operates [2]	7.1	103	(6.2)	(48)	4.7	44
Changes in deferred tax assets [3]	(3.9)	(57)	(59.7)	(460)	(48.7)	(454)
Changes in provisions for uncertain tax positions	0.1	1	(5.1)	(39)	2.6	24
Others	2.7	39	0.7	6	0.9	10
Effective consolidated income tax expense rate	86.3	1,250	27.1	209	14.4	137

1 In 2022, it includes $365, related to the effects of the impairment charges during the period which are basically non-deductible (note 7).

[2]   Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% and the applicable income tax rates of each country where Cemex operates. In 2021, it includes the effect related to the change in statutory tax rate in Colombia from 30% to 35%.

[3] Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to Cemex’s tax loss carryforwards.

The following table compares the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2023 and 2022:

	2023		2022

	CHANGES IN THE STATEMENT OF FINANCIAL POSITION	AMOUNTS IN RECONCILIATION	CHANGES IN THE STATEMENT OF FINANCIAL POSITION	AMOUNTS IN RECONCILIATION
Tax loss carryforwards generated and not recognized during the year	$ –	45	–	38
Derecognition related to tax loss carryforwards recognized in prior years	(125)	–	(103)	–
Recognition related to unrecognized tax loss carryforwards	12	(105)	16	(498)
Foreign currency translation and other effects	(3)	3	(14)	–
Changes in deferred tax assets	$ (116)	(57)	(101)	(460)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

171

Notes to the Consolidated Financial Statements

20.4) Uncertain Tax Positions and Significant Tax Proceedings

Uncertain tax positions

As of December 31, 2023 and 2022, as part of current provisions and non-current other liabilities (note 18), Cemex has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authorities would differ from the position adopted by Cemex. As of December 31, 2023, the tax returns submitted by some subsidiaries of Cemex located in several countries are under review by the respective tax authorities in the ordinary course of business. Cemex cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021, excluding interest and penalties, is as follows:

	2023	2022	2021
Balance of tax positions at beginning of the period	$41	48	27
Additions for tax positions of prior periods	34	5	4
Additions for tax positions of current period	3	5	27
Reductions for tax positions related to prior periods and other items	(1)	(11)	(2)
Settlements and reclassifications	–	(4)	(5)
Expiration of the statute of limitations	(2)	(2)	(2)
Foreign currency translation effects	3	–	(1)
Balance of tax positions at end of the period	$78	41	48

Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although Cemex believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to uncertain tax positions, as finalizing audits with the tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

Significant tax proceedings

As of December 31, 2023, the Company’s most significant tax proceedings are as follows:

•   The tax authorities in Spain (“the Spanish Tax Authorities”) challenged part of the tax loss carryforwards reported by Cemex España, S.A. (“Cemex España”) covering the tax years from and including 2006 to 2009. During 2013, the Spanish Tax Authorities notified Cemex España of fines for an aggregate amount of $503 as of December 31, 2023, even though Cemex España did not utilize these losses, and since 2012, were not recognized in the financial statements of Cemex España. After several processes, reviews and appeals with a variety of authorities over the years, on November 13, 2023, the Supreme Court of Spain resolved a cassation appeal against Cemex España. As a result, once Cemex España is formally notified about the payment obligation, Cemex España will have to pay the described fines. As of December 31, 2023, Cemex España expects to pay the fines during 2024. Cemex España disagrees with the resolution and is evaluating the next steps, including the potential filing of an appeal with the Constitutional Court in Spain. For the year 2023, Cemex recognized an income tax expense and accrued a provision for $503, based on its estimate, and expects to settle the liability during the first half of 2024. Cemex has liquidity sources available to meet this obligation.

•   On March 26, 2021, the Spanish Tax Authorities notified Cemex España of an assessment for income taxes in an amount in Euros equivalent to $53 as of December 31, 2023, plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the Tribunal Económico Administrativo Central (“TEAC”). For the suspension of the payment of the tax assessment to be granted, Cemex España provided a payment guarantee which was approved by such tax authorities. Moreover, on December 3, 2021, the Spanish Tax Authorities notified Cemex España of a penalty for an amount in Euros equivalent to $75, derived from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC. On December 11, 2023, Cemex España received a partial resolution from the TEAC and is evaluating whether or not to file an appeal before Audiencia Nacional. As of December 31, 2023, Cemex recognized an additional tax expense and accrued a liability of $117, based on its estimate.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

172

Notes to the Consolidated Financial Statements

•   In connection with the tax return for the year 2012, the Colombian Tax Authority (the “Colombian Tax Authority”) assessed an increase in the income tax payable by Cemex Colombia S.A. (“Cemex Colombia”) and imposed an inaccuracy penalty for amounts in Colombian Pesos equivalent to $32 of income tax and $32 of penalty. After several procedures and appeals, in July, 2021, Cemex Colombia filed an appeal in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in the final stage, Cemex Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2023, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

•   In connection with the tax return for the year 2011, the Colombian Tax Authority notified Cemex Colombia of a proceeding in which it rejected certain deductions and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian Pesos equivalent to $22 of income tax and $22 of penalty. After several procedures and appeals, in 2020, the Colombian Tax Authority confirmed the claims of the official liquidation, and this was then appealed in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in its final stage, Cemex Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2023, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

21) Stockholders’ Equity

The consolidated financial statements are presented in Dollars based on IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), while the reporting currency of the Parent Company is the Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in capital and retained earnings are translated and accrued using historical exchange rates of the dates on which the transactions occurred. As a result, although the amounts of total non-controlling interest in the consolidated financial statements and total stockholders’ equity of the Parent Company are the same, IAS 21 methodology results in differences between line-by-line items within Cemex’s controlling interest and the Parent Company’s stockholders’ equity. The official stockholders’ equity for statutory purposes is that of the Parent Company as expressed in Pesos. As of December 31, 2023, the line-by-line reconciliation between Cemex’s controlling interest, as reported using the Dollar as presentation currency, and the Parent Company’s stockholders’ equity, using a convenience translation of the balances in Pesos translated using the exchange rate of 16.97 Pesos per Dollar as of December 31, 2023, is as follows:

	AS OF DECEMBER 31, 2023

	CONSOLIDATED	PARENT COMPANY
Common stock and additional paid-in capital [1]	$7,699	6,086
Other equity reserves [1,2]	(363)	1,576
Retained earnings [2]	4,428	4,102
Total controlling interest	$11,764	11,764

[1]   The difference relates to the method of accruing Dollars using the historical exchange rates to translate each common stock and additional paid-in capital transaction denominated in Pesos to Dollars. The cumulative effect of these changes in exchange rates is recognized against other equity reserves.

[2]   The difference relates to the method of accruing Dollars using the exchange rates of each month during the period for statement of income purposes. The cumulative effect of these changes in exchange rates is recognized against other equity reserves.

As of December 31, 2023 and 2022, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $16 (20,541,277 CPOs) and $8 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

21.1) Common Stock and Additional Paid-In Capital

As of December 31, 2023 and 2022, the breakdown of consolidated common stock and additional paid-in capital was as follows:

	2023	2022
Common stock	$318	318
Additional paid-in capital	7,381	7,492
	$7,699	7,810

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

173

Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022, the common stock of Cemex, S.A.B. de C.V. was presented as follows:

	2023		2022

SHARES [1]	SERIES A [2]	SERIES B [2]	SERIES A [2]	SERIES B [2]
Subscribed and paid shares	29,016,656,496	14,508,328,248	29,016,656,496	14,508,328,248
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares [3]	–	–	441,284,956	220,642,478
	29,898,099,326	14,949,049,663	30,339,384,282	15,169,692,141

1 As of December 31, 2023 and 2022, 13,068,000,000 shares correspond to the fixed portion, and 31,779,148,989 shares in 2023 and 32,441,076,423 shares in 2022 correspond to the variable portion.

[2]   Series “A” or Mexican shares must represent at least 64% of Cemex, S.A.B. de C.V.’s capital stock; Series “B” or free subscription shares must represent at most 36% of Cemex, S.A.B. de C.V.’s capital stock.

[3] Shares repurchased under the share repurchase program authorized by the Parent Company’s shareholders (note 21.2).

On March 23, 2023, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) to set the amount of $500 or its equivalent in Pesos, as the maximum amount of resources that during fiscal year 2023, and until the next general ordinary shareholders’ meeting is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; (b) authorize the Parent Company’s Board of Directors to determine the bases on which the acquisition and placement of said shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) to decrease Cemex, S.A.B. de C.V.’s capital stock, in its variable part, through the cancellation of 662 million of own, ordinary, nominative and without nominative value expression shares, which were acquired through the share buyback program in fiscal year 2022.

On March 24, 2022, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) setting an amount of $500 or its equivalent in Pesos as the maximum amount of resources through the year 2022 and until the next general ordinary shareholders’ meeting of the Parent Company that Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; (b) authorize the Parent Company’s Board of Directors to determine the bases on which the acquisition and placement of any such shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) designation of the members of Cemex, S.A.B. de C.V.’s Board of Directors, as well as members of the Audit, Corporate Practices and Finance, and Sustainability Committees.

On March 25, 2021, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2021 and until the next general ordinary shareholders’ meeting of the Parent Company is held for the acquisition of its own shares or securities that represent such shares; (b) the decrease of the variable part of the Parent Company’s share capital through the cancellation of (i) 1,134 million shares repurchased during the 2020 fiscal year, under the share repurchase program and (ii) an aggregate of 3,409.5 million shares that were authorized to guarantee the conversion of then existing convertible securities, as well as for any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee (which reduced its members from four to three) and the Sustainability Committee of the Parent Company.

In 2023 and 2022, Cemex, S.A.B. de C.V. did not issue shares in connection with its executive share-based compensation programs (note 22).

21.2) Other Equity Reserves and Subordinated Notes

As of December 31, 2023 and 2022, the caption of other equity reserves and subordinated notes was integrated as follows:

	2023	2022
Other equity reserves	$(2,349)	(2,549)
Subordinated notes	1,986	994
	$(363)	(1,555)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

174

Notes to the Consolidated Financial Statements

Other equity reserves

As of December 31, 2023 and 2022, other equity reserves are detailed as follows:

	2023	2022
Cumulative translation effect, tax effects from deferred income taxes recognized directly in equity
(note 20.2) and derivative financial instruments designated as cash flow hedges	$(672)	(926)
Cumulative actuarial losses	(398)	(353)
Cumulative coupon payments under perpetual debentures (note 21.4)	(1,070)	(1,070)
Cumulative coupon payments under subordinated notes	(204)	(84)
Cancellation of treasury shares by shareholders’ resolution (note 21.1)	–	(111)
Other effects	(5)	(5)
	$(2,349)	(2,549)

For the years ended December 31, 2023, 2022 and 2021, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

	2023	2022	2021
Foreign currency translation result [1]	$356	(235)	(476)
Foreign exchange fluctuations from debt [2]	(28)	(23)	89
Foreign exchange fluctuations from intercompany balances [3]	(73)	(68)	(13)
	$255	(326)	(400)

[1]   These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in the fair value of foreign exchange forward contracts designated as a hedge of a net investment (note 17.4).

[2]   Generated by foreign exchange fluctuations over a notional amount of debt in Cemex, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 28.3).

[3]   Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of Cemex España identified and designated as a hedge of the net investment in foreign subsidiaries.

Subordinated notes

On March 14, 2023, the Parent Company issued one series of $1,000 of its 9.125% subordinated notes (the “2023 Subordinated Notes”). After issuance costs, the Parent Company received $992. The 2023 Subordinated Notes are aligned with the GFF and the net proceeds obtained in the issuance should be applied to finance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under its use-of-proceeds Green Financing Framework (the “GFF”). EGPs include those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco-efficient and/or circular economy adapted products, production technologies and processes.

On June 8, 2021, the Parent Company issued $1,000 of its 5.125% subordinated notes (the “2021 Subordinated Notes”). After issuance costs, the Parent Company received $994. The net proceeds obtained were used to repurchase in full the balance then outstanding of perpetual debentures issued by subsidiaries (note 21.4) and the repayment of debt.

Under the 2023 Subordinated Notes and the 2021 Subordinated Notes (jointly the “Subordinated Notes”), which do not have a maturity or repayment date or mandatory redemption date, interest may be deferred indefinitely at the sole discretion of the Parent Company. In addition, the Subordinated Notes: (i) are not redeemable at the option of the holders of the Subordinated Notes (the “Noteholders”), (ii) do not have the benefit of standard debt covenants, and (iii) do not include an event of default relating to a payment or covenant default with respect to any indebtedness of Cemex. Moreover, the Parent Company is in control of all instances that may lead to the repayment of the Subordinated Notes, including Cemex’s repurchase option on the fifth anniversary of each issuance, the specific redemption events as well as those under a reorganization or bankruptcy event under the applicable laws. In the hypothetical event of liquidation of the Parent Company, the Noteholders would have a claim on any residual net assets available after all liabilities have been settled; therefore, the Noteholders have no assurance of collecting the principal amounts of the Subordinated Notes or any deferred accrued interest, if any.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

175

Notes to the Consolidated Financial Statements

Based on the above characteristics of the Subordinated Notes, included in contractual terms that are considered to be substantive, and legal considerations, under IAS 32, Financial Instruments: Presentation (“IAS 32”), Cemex concluded that the Subordinated Notes represent equity instruments and are classified within controlling interest stockholders’ equity. The classification as equity of the Subordinated Notes can be summarized as follows:

•   The Subordinated Notes do not meet the definition of financial liability under IAS 32 considering that they include no contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer. This is because:

•   The Noteholders have agreed to the deferral of interest and principal, given that, the Parent Company has the unilateral and unconditional right to perpetually defer the payment of principal and interest;

•   The Parent Company controls at all times any payments to be made to the Noteholders, even in the event of bankruptcy under either the laws of Mexico (Ley de Concursos Mercantiles) or U.S. bankruptcy laws (Chapter 11); and

•   The Subordinated Notes contractually evidence a residual interest in the assets of the Parent Company after deducting all of its liabilities. The only requirement to settle the Notes would be in liquidation, which is akin to an equity instrument under IAS 32.

Coupon payments on the Subordinated Notes were included within “Other equity reserves” and amounted to $120 in 2023, $54 in 2022 and $30 in 2021.

21.3) Retained Earnings

The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one-fifth of the common stock. As of December 31, 2023, the legal reserve amounted to $106.

21.4) Non-Controlling Interest and Perpetual Debentures

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2023 and 2022, non-controlling interest in equity amounted to $351 and $408, respectively. In 2023, 2022 and 2021, non-controlling interests in consolidated net income were $17, $27 and $25, respectively. These non-controlling interests arise mainly from the following Cemex’s subsidiaries:

•   In February 2017, Cemex acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2023 and 2022, there is a non-controlling interest in TCL of 30.17% of its common shares (see note 4.3 for certain relevant condensed financial information).

•   As of December 31, 2023 and 2022, there was a non-controlling interest in CHP of 10.14% and 22.10% of its ordinary shares, respectively. CHP’s assets consist primarily of Cemex’s cement manufacturing assets in the Philippines. In 2023, by means of a voluntary tender offer, Cemex Asian South East Corporation (“CASEC”), an indirect subsidiary of Cemex, S.A.B. de C.V., acquired 1,614 million shares of CHP.

•   Until June 2023, after the conclusion of a tender offer and delisting process, Cemex Latam Holdings, S.A. (“CLH”), traded its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of Cemex’s operations in Colombia, Panama, Guatemala and Nicaragua, and until August 31, 2022, of the operations in Costa Rica and El Salvador. As of December 31, 2023 and 2022, there was a non-controlling interest in CLH of 0.50% and 4.70% of its ordinary shares, respectively, excluding shares held in CLH’s treasury.

Perpetual debentures

In June 2021, considering the issuance of the 2021 Subordinated Notes described above, Cemex repurchased its then outstanding perpetual debentures of $449. Cemex’s perpetual debentures had no fixed maturity date and there were no contractual obligations for Cemex to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued by consolidated entities, qualified as equity instruments under IAS 32 and were classified within non-controlling interest. Cemex had the unilateral right to defer indefinitely the payment of interest due on the debentures.

Until their repurchase, coupon payments on the perpetual debentures were included within “Other equity reserves” and amounted to $11 in 2021.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

176

Notes to the Consolidated Financial Statements

22) Executive Share-Based Compensation

Stock-based awards granted to executives are defined as equity instruments, considering that the services received from employees are settled by delivering shares. The cost of these equity instruments represents their estimated fair value at the grant date of each plan and is recognized in the statement of income during the periods in which the executives render services and vest the exercise rights.

Cemex, S.A.B. de C.V. sponsors different long-term restricted share-based compensation programs for a wide range of executives. For eligible executives, stock-based compensation represents a fixed percentage of such executive’s annual compensation (the “Stock Bonus”). This Stock Bonus was paid in the Parent Company’s CPOs until December 31, 2023 and will be paid in the Parent Company’s ADSs beginning January 1, 2024, considering certain management improvements that do not affect employees, and which number is determined on the award date by reference to the Stock Bonus amount and the stock market price of such award date (i.e., once the number of shares is determined, such number is fixed and will not change as a result of changes in the stock market price).

Under our long-term share-based compensation programs, the Company sponsors a program oriented to our top management, which is subject to internal and external performance metrics and rendering of services over a three-year period (the “Performance Plan”), and another program for key executives and key performers, which is subject only to the passage of time and rendering of services over a four-year period (the “Ordinary Plan” together with the Performance Plan, the “Share-Based Compensation Programs”). Shares awarded under the Ordinary Plan are initially restricted for sale and are proportionately released to the executives as services are rendered at the end of each year at a 25% rate over a four-year period, to the extent they remain in the Company at each settlement date. Once the executive is no longer employed by the Company, any shares awarded under the Ordinary Plan are forfeited. The Performance Plan, depending on their weighted achievement, may result in a final payout at the end of the third year between 0% and 200% of the target for each award. The fair value of the awards under the Performance Plan is determined using an option pricing model.

For the years 2023, 2022 and 2021, the changes in connection with the Share-Based Compensation Programs were as follows:

					ADSs EQUIVALENTS DELIVERED (THOUSANDS)
PLAN	TARGET NUMBER OF ADSs (THOUSANDS)	ADS PRICE AT AWARD’S DATE [1]	FAIR VALUE (%)	FAIR VALUE (MILLIONS)	2023	2022	2021	ADSs FORFEITED (THOUSANDS)	ADSs OUTSTANDING (THOUSANDS) [2]
Performance Plans 2018	1,521.9	$ 6.3	149%	14.3	–	–	2,368.4	61.4	–
2019	2,303.0	$ 4.4	130%	13.2	–	3,062.8	–	57.7	–
2020	4,146.0	$ 2.3	155%	14.8	8,448.2	–	–	–	–
2021	1,227.2	$ 8.0	150%	14.7	–	–	–	–	1,840.8
2022	2,403.6	$ 4.3	149%	15.4	–	–	–	–	3,571.7
2023	2,825.4	$ 6.4	145%	26.1	–	–	–	–	4,094.1
Ordinary Plans 2017	2,704.4	$ 8.9	100%	23.9	–	–	19.1	103.9	–
2018	5,304.2	$ 6.5	100%	34.5	–	–	968.7	139.2	–
2019	8,048.2	$ 4.7	100%	37.5	42.4	1,521.4	1,725.0	118.3	–
2020	11,162.2	$ 2.5	100%	28.1	2,293.0	2,370.9	2,617.6	253.7	–
2021	5,716.6	$ 7.2	100%	41.3	1,442.7	1,465.6	1,634.6	39.3	1,232.2
2022	9,483.0	$ 4.9	100%	46.0	2,450.5	2,499.8	–	22.4	4,468.8
2023	6,531.9	$ 5.9	100%	38.4	1,765.0	–	–	–	4,766.8
					16,441.8	10,920.5	9,333.4	795.9	19,974.4

[1] Average ADS price of the awards at the date of grant.

[2]   Until the final payout of the Performance Plans is determined after the conclusion of the three-year period for award, the number of ADSs outstanding assumes a payout considering the same percentage determined by the option pricing model.

Until December 31, 2022, under the Share-Based Compensation Programs, those eligible executives belonging to the operations of CLH and subsidiaries received shares of CLH, significantly sharing the same conditions of Cemex, S.A.B. de C.V.’s plans. During 2022 and 2021, executives received 813,980 shares and 713,927 shares, respectively, held in CLH’s treasury, corresponding to shares without restriction for sale. Beginning in 2023, CLH’s executives receive Cemex CPO awards.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

177

Notes to the Consolidated Financial Statements

In addition, those eligible executives belonging to the operations of CHP and subsidiaries receive shares of CHP, significantly sharing the same conditions of Cemex, S.A.B. de C.V.’s plans. During 2023, 2022 and 2021, executives received 1,516,657, 19,177,703 and 16,511,882 CHP’s shares, respectively, corresponding to shares without restriction for sale.

The combined compensation expense related to the Share-Based Compensation Programs described above as determined considering the fair value of the awards at the date of grant in 2023, 2022 and 2021, was recognized in the operating results of each subsidiary where the executives render services against other equity reserves and amounted to $61 in 2023, $52 in 2022 and $42 in 2021. The required Parent Company’s CPOs delivered to the executives to meet the Company’s awards are either newly issued or purchased, at the Company’s election. For these purposes, an external trust in which the executives are beneficiaries may receive funding from Cemex to incur these purchases from time to time. Upon issuance of newly issued CPOs, the Parent Company recycles the fair value of the stock from other equity reserves to additional paid-in capital within equity. When the Parent Company funds the executives, it recognizes a decrease in other equity reserves against cash. As of December 31, 2023 and 2022, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s ADSs, CLH’s shares and/or CHP’s shares.

23) Earnings (Loss) per Share

Basic earnings (loss) per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only on the passage of time should be included in the determination of the basic weighted average number of shares outstanding. Diluted earnings (loss) per share should reflect in both the numerator and denominator the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would lead to a reduction in basic earnings per share or an increase in basic loss per share. Otherwise, the effects of potential shares are not considered because they generate anti-dilution.

The amounts considered for calculations of earnings (loss) per share in 2023, 2022 and 2021 were as follows:

	2023	2022	2021

DENOMINATOR (THOUSANDS OF SHARES)

Weighted-average number of shares outstanding – basic	43,510,758	43,554,921	44,123,654
Effect of dilutive instruments – share-based compensation (note 22) [1]	599,229	793,322	729,292
Weighted-average number of shares – diluted	44,109,987	44,348,243	44,852,946

NUMERATOR

Net income from continuing operations	$199	561	817
Less: non-controlling interest net income	17	27	25
Controlling interest net income from continuing operations	$182	534	792
Net income (loss) from discontinued operations	$–	324	(39)

CONTROLLING INTEREST BASIC EARNINGS (LOSS) PER SHARE

Controlling interest basic earnings per share	$0.0042	0.0197	0.0171
Controlling interest basic earnings per share from continuing operations	0.0042	0.0123	0.0180
Controlling interest basic earnings (loss) per share from discontinued operations	–	0.0074	(0.0009)

CONTROLLING INTEREST DILUTED EARNINGS (LOSS) PER SHARE

Controlling interest diluted earnings per share	$0.0041	0.0193	0.0168
Controlling interest diluted earnings per share from continuing operations	0.0041	0.0120	0.0177
Controlling interest diluted earnings (loss) per share from discontinued operations	–	0.0073	(0.0009)

[1] Number of the Parent Company’s shares to be potentially issued under the Share-Based Compensation Programs to be delivered to the executives equivalent to 199.7 million CPOs or 19.97 million ADSs.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

178

Notes to the Consolidated Financial Statements

24) Commitments

24.1) Contractual Obligations

As of December 31, 2023, Cemex had the following contractual obligations:

	2023

OBLIGATIONS	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Long-term debt	$25	1,614	1,734	2,902	6,275
Leases [1]	340	493	282	509	1,624
Total debt and other financial obligations [2]	365	2,107	2,016	3,411	7,899
Interest payments on debt [3]	369	595	464	393	1,821
Pension plans and other benefits [4]	173	300	296	734	1,503
Acquisition of property, plant and equipment [5]	286	155	–	–	441
Purchases of services, raw materials, fuel and energy [6]	674	1,043	643	611	2,971
Total contractual obligations	$1,867	4,200	3,419	5,149	14,635

[1]   Represent nominal cash flows. As of December 31, 2023, the NPV of future payments under the Company’s lease contracts was $1,258, of which, $325 refers to payments from 1 to 3 years and $185 refers to payments from 3 to 5 years.

[2] The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, Cemex has replaced its long-term obligations for others of a similar nature.

[3] Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2023.

[4] Represents estimated annual payments under these benefits for the next ten years (note 19), including the estimate of new retirees during such future years.

[5] Refers mainly to the expansion of a cement production line in the Philippines.

[6]   Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include Cemex’s commitments for the purchase of fuel. In addition, includes a contractual commitment with Neoris over a 5-year contract from 2023 until 2027 for the acquisition by Cemex of digitalization services and solutions for an annual amount of $55. Moreover, it includes the Company’s commitments with six vendors for back-office services for an average annual amount of $60.

24.2) Other Commitments

As of December 31, 2023 and 2022, Cemex was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 24.1. A description of the most significant contracts is as follows:

•   On February 8, 2022, Cemex renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which Cemex operates, for a tenure of five to seven years at an average annual cost of $60. These contracts replaced the agreements Cemex maintained with IBM, which expired on August 31, 2022.

•   Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), Cemex agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $26 if Cemex receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour (“MWh”) effectively received at the agreed prices per unit.

•   Beginning in February 2010, for its overall electricity needs in Mexico, Cemex agreed with EURUS to purchase a portion of the electric energy generated for no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $78 if Cemex receives all its energy allocation. Nonetheless, energy supply from wind sources is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•   Cemex maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $183 if Cemex receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

179

Notes to the Consolidated Financial Statements

•   In regards to the above, Cemex also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG with all fuel necessary for their operations until the year 2027, equivalent to 1.2 million tons of petroleum coke per year. Cemex covers its commitments under this agreement acquiring the volume of fuel from sources in the international markets and Mexico.

•   On October 24, 2018, Cemex, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 Dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase by 1.5% annually. The differential between the agreed price and the market price is settled monthly. Cemex considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the statements of income as a part of the costs of energy. During 2023, the Company received $3. Cemex, S.A.B. de C.V. does not record this agreement at fair value since there is no deep market for electric power in Mexico that would effectively allow for its valuation.

24.3) Commitments from Employee Benefits

In some countries, Cemex has self-insured health care benefits plans for its active employees, which are managed on cost-plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2023, in particular plans, Cemex has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging for a total limit of 550 thousand Dollars. In other plans, Cemex has established stop-loss limits per employee regardless of the number of events for a total cost of 2.5 million Dollars. The contingency for Cemex if all employees qualifying for health care benefits required medical services simultaneously is significant. However, Cemex believes this scenario is remote. The amount expensed through self-insured health care benefits was $72 in 2023, $64 in 2022 and $59 in 2021.

24.4) Climate Change and Commitments for the Reduction of Carbon Dioxide (“CO2”) Emissions (unaudited)

The cement industry releases CO2 as part of the production process, mainly during the calcination of limestone, as well as CO2 released through the use of fossil fuels in the kilns. Currently, it is estimated that the whole cement industry releases between 5% to 8% of global CO2 emissions per year. In Cemex, from an estimated 57 million tons of gross CO2 emissions per year, 63% are directly related to the production process (Scope 1), 5% are indirect emissions from electricity consumption (Scope 2) and the remaining 32% arise from activities related to the rest of the supply chain which includes supply and transportation (Scope 3).

Cemex has an agenda of medium-term and long-term initiatives aiming at significantly reducing its CO2 emissions in order to align the Company’s efforts with the Paris Agreement objectives of limiting global warming to 1.5oC above pre-industrial levels. Cemex has defined its medium-term and long-term targets, which are mainly: 1) a greater than 47% reduction in CO2 emissions by 2030, compared to its 1990 baseline in Scope 1 emissions; 2) achieve a 58% reduction in Scope 2 emissions by 2030 compared to a 2020 baseline; 3) achieve reductions by 2030 compared to a 2020 baseline, of 25% in CO2 emissions per ton of purchased clinker and cement, 30% in transport emissions, 40% of Scope 3 emissions per ton of purchased fuels and 42% in absolute Scope 3 emissions from the use of traded fuels; and 4) reach net zero CO2 emissions across the Company by 2050. Cemex’s 2030 targets for its cement business were verified by the Science-Based Targets initiative (“SBTi”) to be in line with the 1.5oC scenario. Also, Cemex’s 2050 net-zero roadmap was validated by SBTi. SBTi, the foremost entity on science-based climate action goals, drives ambitious climate action in the private sector by enabling companies to set science-based emissions reduction targets.

To meet Cemex’s 2030 targets, the objectives have an impact that ranges from -10% to +10% in the total cash payout of the annual executive variable compensation of the Chief Executive Officer, the top senior management, and 4,500 employees, eligible for executive variable compensation. Moreover, Cemex has detailed yearly CO2 roadmaps developed for each cement plant which include, among other factors: a) the increasing use of alternative fuels and electricity from clean sources as well as combustion enhancers such as hydrogen, b) the increasing use of decarbonated or lower carbon raw materials and cementitious materials to reduce the clinker factor, as well as c) a roll-out of other proven CO2 reduction technologies and the investments required for their implementation.

Furthermore, to achieve the net-zero CO2 emissions target globally by 2050, Cemex is working through an open innovation platform in which it partners and collaborates with start-ups, universities, other industry players and entities from other industries along with the capabilities of Cemex’s Global Research and Development, Cemex Ventures, and the internal “Smart Innovation” process, Cemex is developing a robust research and development portfolio of projects aimed at identifying the most promising technologies to capture, store and utilize CO2. These new technologies should contribute beyond 2030 to fully decarbonize Cemex’s operations. To build this portfolio, Cemex is tapping into and expects to continue to tap government funding in Europe and the United States, where there are well established programs to foster innovation in the green technologies of the future. Cemex continues to pursue its strategy in the different markets where it operates.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

180

Notes to the Consolidated Financial Statements

As of the reporting date, there are no internal plans or commitments with local authorities to shut down operating assets due to climate change issues or concerns. For the years ended December 31, 2023, 2022 and 2021, the Company’s other expenses, net, in the statement of income, include expenses and losses associated with severe weather conditions of $3, $1 and $5, respectively, mainly related with winter storms in the United States in 2023, Hurricane Ian in 2022 and storms in Texas in 2021. As of December 31, 2023, Cemex does not expect additional investments, expenses, or losses in connection with these events of nature.

25) Legal Proceedings

25.1) Provisions Resulting from Legal Proceedings

Cemex is involved in various significant legal proceedings, the adverse resolutions are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by Cemex. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. Cemex believes that it will not make significant expenditures over the amounts recorded. As of December 31, 2023, the details of the most significant events giving effect to provisions or losses are as follows:

•   As of December 31, 2023, Cemex accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Pounds sterling equivalent to $208. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•   As of December 31, 2023, Cemex accrued environmental remediation liabilities through its subsidiaries in the United States for $45, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by Cemex, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. Cemex does not believe that it will be required to spend significant sums on these matters more than the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

•   In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by Cemex Granulats Rhône Méditerranée (“Cemex GRM”), one of Cemex’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which Cemex GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against Cemex GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in Euros equivalent to $61, arguing that Cemex GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined a loss of profits of $0.70 and a cost of backfilling the quarry of $14 and stated that the damages suffered by SCI could only be set based on the loss of profits.

•   In 2020, Cemex had accrued a provision through its subsidiaries in France for $1 in connection with the best estimate of the remediation costs resulting from this claim. On November 23, 2022, the court handed down its decision to confirm the final report issued by the expert and determined that the damages of SCI were set at $0.70. SCI filed a notice of appeal before the Court of Cassation on February 20, 2023 and the Court of Cassation’s decision is expected to be issued in 2024. As of December 31, 2023, although the final amount may differ, Cemex considers that any such amount should not have a material adverse impact on Cemex’s results of operations, liquidity and financial condition.

25.2) Contingencies from Legal Proceedings

Cemex is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, Cemex cannot assure the achievement of a final favorable resolution.

As of December 31, 2023, the most significant contingencies with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•   The European Commission has inspected Cemex’s offices in France and requested certain information relating to the business in France in the construction chemicals sector, which includes chemical admixtures and additives for use in concrete, cement and related construction products. Cemex is fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the European Commission has concluded that Cemex has violated the law. As of December 31, 2023, due to the early stages of this investigation, Cemex is not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

181

Notes to the Consolidated Financial Statements

•   Cemex’s operations in the United States received a grand jury subpoena issued by the Department of Justice (the “DOJ”) in connection with an investigation of possible antitrust law violations in the cement additives and concrete admixtures sector. Cemex is fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the DOJ has concluded that Cemex has violated the law. As of December 31, 2023, due to the early stages of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

•   In August 2020, an individual filed a class action lawsuit (Acción de Grupo) with a Circuit Civil Court in Colombia against Cemex Colombia and two other gray Portland cement market participants (the “Colombian Class Action Defendants”). The lawsuit seeks compensation for damages arising from alleged cartel actions for which the Colombian Class Action Defendants were fined in December 2017. The complaint claims that the Colombian Class Action Defendants caused damages to all consumers of gray Portland cement in Colombia from 2010 to 2012. According to the plaintiff’s claims, the Colombian Class Action Defendants should be ordered to pay damages due to the higher price set on gray Portland cement in an amount in Colombian Pesos equivalent to $342 determined considering the sales of the three market participants in such period. After several procedures, the Circuit Civil Court ruled in favor of Cemex Colombia, dismissing the proceeding. The plaintiff appealed this decision on May 16, 2022, and, on July 11, 2022, the Circuit Civil Court ratified its decision to dismiss the case. The Superior Court of Bogota confirmed the dismissal on August 24, 2022. The plaintiff failed to challenge the dismissal, and therefore, the procedure has concluded.

•   On October 1, 2019, SEMARNAT published the basis for a trial emissions trading program. The pilot phase of the trial program concluded on December 31, 2021, and was followed by a 12-month period ending on December 31, 2022 to transition to the operative stage. The Mexican Emissions Trading System (“Mexican ETS”) is expected to enter its Phase I starting January 1, 2024 and conclude on December 31, 2026, followed by its Phase II, is expected to last from January 1, 2027 to December 31, 2030. The operating rules for Phase I of the Mexican ETS are under review by the SEMARNAT and are expected to be issued in June 2024. For Phase I, the SEMARNAT will publish growth projections factors and corresponding free allocations of allowances for the cement, steel, energy, and chemical sectors which, as of December 31, 2023, are still being drafted. As of December 31, 2023, we are unable to determine if Phase I of the Mexican ETS will have a material adverse impact on our results of operations, liquidity and financial condition.

•   As of December 31, 2023, levies in effect in several Mexican states on the extraction of raw materials range from an amount to $0.67 Dollars to $9.17 Dollars per m3 and levies on GHG emissions range from $2.5 Dollars to $34.2 Dollars per ton. As of December 31, 2023, Cemex has filed constitutional challenges against these levies. If Cemex is unable to obtain favorable resolutions relating to these constitutional challenges, Cemex expects that the aggregate impact of these levies would have a material adverse impact on Cemex’s results of operations, liquidity, and financial condition.

•   On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the “Landslide”) occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”) in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation (“APO”), a wholly owned subsidiary of CHP. Cemex indirectly owns a minority 40% stake in ALQC. On November 19, 2018, 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) filed an environmental class action lawsuit at the Regional Trial Court (the “Court”) of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. Plaintiffs claim that the Landslide occurred because of the defendants’ gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $78, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $9, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019, and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019, the Court dismissed the case against CHP and APO and this resolution became final on May 4, 2023 when the Court issued a certificate of finality confirming the dismissal. This certificate of finality deems the Court’s order partially granting CHP’s, APO’s and ALQC’s affirmative defenses as final and executory, and dismisses the case against APO, CHP, and all public defendants, and the damage claims against ALQC. As of December 31, 2023, only ALQC remains as a private defendant in the case regarding the environmental aspect of ALQC’s supposed violation of the Philippine Mining Act which purportedly caused damage to the environment and allegedly made ALQC liable for clean-up and rehabilitation.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

182

Notes to the Consolidated Financial Statements

•   In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. On March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. In 2020, the Company delivered all of the information and documentation that had been requested and has not received any more requests since then. The Parent Company intends to continue to cooperate fully with the SEC, the DOJ and any other investigate entity. As of December 31, 2023, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on Cemex results of operations, liquidity or financial position.

•   In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution to nullify the Share Purchase Agreement (the “SPA”) pursuant to which Cemex acquired in 1999 a controlling interest in Assiut Cement Company (“ACC”). In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases were pending in Cairo’s 7th Circuit State Council Administrative Judiciary Court. On January 14, 2023, the High Constitutional Court determined that the Law 32/2014, pursuant to which the validity of the SPA is recognized, and which protects Cemex’s investments in Egypt, is constitutional. Following this resolution, the 7th Circuit of Cairo’ State Council Administrative Judiciary Court dismissed the claims due to the lack of legal standing of the plaintiffs in the application of Law 32/2014 on February 25, 2023. As the plaintiffs failed to challenge this dismissal within the legally prescribed term of 60 days, the resolution is final and definitive, and these proceedings are considered closed.

In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2023, Cemex is involved in various legal proceedings of lesser impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. Cemex considers that in those instances in which obligations have been incurred, Cemex has accrued adequate provisions to cover the related risks. Cemex believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, Cemex is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, Cemex may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice Cemex’s position in the ongoing legal proceedings or any related settlement discussions. Accordingly, in these cases, Cemex has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

25.3) Other Significant Processes

In connection with the integrated cement plant located in the municipality of Maceo, Colombia (the “Maceo Plant”), as described in note 15.1, as of December 31, 2023, the Maceo Plant has not initiated commercial operations considering several significant administrative processes and legal proceedings. The evolution and status of the main issues related to the Maceo Plant are described as follows:

•   As of December 31, 2023, the land over which the Maceo Plant was constructed, the mining concession, the environmental license and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession), acquired in 2012 from CI Calizas y Minerales S.A. (“CI Calizas”), are held under a domain extinction proceeding that was linked to a former shareholder of CI Calizas by Colombia’s Attorney General (the “Attorney General”) in which, among other measures, suspended CI Calizas’ ability to transfer certain assets (land, mining concession, environmental license, shares of Zomam with the corresponding free trade zone benefits and other related assets required to build a cement plant) to Cemex Colombia that Cemex Colombia had acquired from CI Calizas in 2012 as mentioned above.

•   As of the financial statements date, although Cemex Colombia acted in good faith and free of guilt in the acquisition process in 2012, pursuant to the domain extinction proceeding initiated in December 2012, which has not finalized and which may still take several more years, Cemex Colombia does not have the legal representation of Zomam, is not the rightful owner of the land over which the Maceo Plant was constructed and is not the assigned beneficiary of the corresponding mining concession.

•   In December 2020, Cemex Colombia presented to the Business Superintendency of Colombia (Superintendencia de Sociedades de Colombia or the “Business Superintendency”), a recourse seeking the invalidity and, alternatively, the nullity or the inexistence of the equity contribution in-kind carried out by Cemex Colombia to Zomam in December 2015 by means of which a portion of the Maceo Plant’s assets were contributed to this entity. On December 6, 2022, the Business Superintendency issued an adverse resolution to Cemex Colombia in relation to this recourse; and, as of December 31, 2023, this resolution is under review by the Colombian Supreme Court.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

183

Notes to the Consolidated Financial Statements

•  Considering the domain extinction proceeding mentioned above, in April 2019, Cemex Colombia, its direct holding company and another of its subsidiaries reached a conciliatory agreement with the Sociedad de Activos Especiales, S.A.S. (the “SAE”) and CI Calizas before the Attorney General’s Office and signed jointly with CI Calizas and Zomam, with the authorization of the SAE as delegate of these last two companies on behalf of the State, a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which allows Cemex Colombia to continue using the assets for an initial term of 21 years that can be extended for ten additional years under certain conditions. The Operation Contract includes the following payments:

•  Once the Maceo Plant begins commercial operations, Cemex Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of Cemex Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the free trade zone benefit, or, 0.3% in case that Zomam losses such benefit.

•  The Operation Contract will continue in force regardless of the result in the domain extinction proceeding, except if the applicable criminal judge recognizes ownership rights of the assets under the domain extinction proceeding to Cemex Colombia and one of its affiliates, in which case the Operation Contract would no longer be needed and would be terminated, considering that Cemex Colombia and its affiliate would be the owners of the corresponding assets.

•  As of December 31, 2023, Cemex believes that it would be able to keep ownership of the Maceo Plant. Nevertheless, if the domain extinction proceeding over the assets is ordered in favor of the Colombian State, and if the assets were adjudicated to a third party in a public tender offer, by virtue of the Operation Contract, such third party would have to subrogate to such contract. As of December 31, 2023, Cemex is not able to estimate whether the domain extinction proceeding over the assets will be ordered in favor of the Colombian State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer.

•  To begin operations under the Operation Contract, the following mandatory conditions must be completed: (a) extend the environmental license to permit the extraction of the required minerals to produce at least 950 thousand tons of cement; (b) permit for the extraction of limestone and other minerals under the mining concession to achieve the minimum production of 950 thousand tons of cement under the environmental license, once the environmental license would be extended; (c) the partial and definitive subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River (“IMD”) required to extract minerals to produce at least 950 thousand tons of cement; (d) obtaining all environmental permits and authorizations, including the release of any lockdown; (e) any permits required to conclude the access road and the plant’s employees housing; and (f) any applicable urban permits and authorizations. These conditions have been evolving, presenting the following progress:

•  In September 2019, Corantioquia’s Directive Council, the regional environmental authority (“Corantioquia”), approved the subtraction of a portion of the plant from the IMD. In addition, in February 2021, Corantioquia notified CI Calizas of the modification of the environmental license allowing the extraction of up to 990 thousand tons of minerals (clay and limestone) to produce up to 1.5 million metric tons of cement annually and in April 2023, the Secretary of Mines of the Antioquia’s Government granted the permit for the extraction of limestone and other minerals above the 950 thousand tons of cement. As of the date of the financial statements, the Company is working with the authorities to expand the environmental extraction license mentioned above that would allow the production of up to 1.5 million tons from Maceo Plant’s quarry without the need to bring minerals from other locations.

•  Regarding the permits to conclude the construction of several sections of the access road, in December 2020, Maceo’s municipality issued a decree establishing the public utility of the access road, required for both, to obtain the permits to acquire the required land and build the remainder of the road. In respect to the modification of the permitted land use where the project is located, Cemex Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo in August 2020, which allows for an industrial and mining use compatible with the project.

•  In addition, in June 2022, the Ministry of Commerce, Industry and Tourism granted Zomam the extension of the free trade zone area, which now covers the full area of the Maceo Plant.

•  In spite of the developments above, which represent significant progress for the commissioning of the Maceo Plant, the beginning of commercial operations remains subject mainly to the conclusion of the access road and the authorization required from the owners of land plots adjacent to the Maceo Plant, as well as the extension of the environmental extraction permit that would allow the production of up to 1.5 million tons from Maceo Plant’s quarry. As of the date of these financial statements the estimated conclusion of the mandatory conditions cannot be established. Cemex Colombia continues working to resolve these matters as soon as possible.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

184

Notes to the Consolidated Financial Statements

26) Related Parties

All significant balances and transactions between the entities that constitute Cemex have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within Cemex; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, Cemex conducts transfer pricing studies in the countries in which it operates to comply with regulations applicable to transactions between related parties.

The definition of related parties includes entities or individuals outside Cemex, who, may take advantage of being in a privileged situation due to their relationship with Cemex. Likewise, this applies to cases where Cemex may take advantage of such relationships and benefit from its financial position or operating results.

For the years ended December 31, 2023, 2022 and 2021, in the ordinary course of business, Cemex has entered into transactions with related parties for the sale and/or purchase of products, the sale and/or purchase of services or the lease of assets, all of which are not significant for Cemex and, except for the transactions mentioned below, to the best of Cemex’s knowledge are not significant to the related party, are incurred for non-significant amounts for Cemex and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of the Parent Company’s Board of Directors and senior management, as applicable, are reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related person transactions. These transactions with related parties also include transactions with subsidiaries with significant non-controlling interests, such as TCL, Caribbean Cement Company Limited and CHP; with other companies in which Cemex has a non-controlling position, such as Neoris, GCC and Lehigh White Cement Company; with companies in which the Parent Company’s Board of Director members are members of such company’s board of directors, like FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V.; and with companies at which members of Cemex’s senior management have family members such as Cementos Españoles de Bombeo, S. de R.L. (“CEB”), all of which are also reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors.

For Cemex, except as set forth below, none of these transactions executed in 2023 are material to be disclosed separately. In addition, during the same periods, no member of Cemex, S.A.B. de C.V.’s senior management or Board of Directors had any outstanding loans with Cemex.

The most important transactions with related parties during 2023 included in Cemex’s financial statements were as follows:

•   Cemex has a Master Services Agreement pursuant to which Cemex receives information technology services and solutions globally from Neoris. For the year 2023, Cemex incurred in consulting services from Neoris for $94. Cemex holds a 35% equity interest in Neoris and some of Cemex’s employees are members of the board of directors of Neoris.

• For the year 2023, Cemex incurred services from CEB, a provider of ready-mix pumping services to Cemex’s customers in Mexico for $55.

For the years 2023, 2022 and 2021, the aggregate compensation paid to members of Cemex, S.A.B. de C.V.’ Board of Directors, including alternate directors, and Cemex’s senior management was $71, $44 and $50, respectively. Of these amounts, $24 in 2023, $29 in 2022, $26 in 2021, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $47 in 2023, $15 in 2022 and $24 in 2021 of the aggregate amounts in each year, corresponded to allocations of ADSs under Cemex’s executive share-based compensation programs.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

185

Notes to the Consolidated Financial Statements

27) Principal Subsidiaries

As mentioned in notes 4.3 and 21.4, as of December 31, 2023 and 2022, there are non-controlling interests in certain consolidated entities that are in turn holding companies of relevant operations. The principal subsidiaries as of December 31, 2023 and 2022, which ownership interest is presented according to the interest maintained by Cemex, were as follows:

		% INTEREST

SUBSIDIARY	COUNTRY	2023	2022
Cemex España, S.A. [1]	Spain	99.9	99.9
Cemex, Inc.	United States of America	100.0	100.0
Cemex Nicaragua, S.A. [2]	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
Cemex Colombia, S.A. [3]	Colombia	99.7	99.7
Cemento Bayano, S.A. [4]	Panama	99.5	99.5
Cemex Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited [5]	Jamaica	79.0	79.0
Cemex de Puerto Rico Inc.	Puerto Rico	100.0	100.0
Cemex France Gestion (S.A.S.)	France	100.0	100.0
Cemex Holdings Philippines, Inc. [6]	Philippines	89.9	77.9
Solid Cement Corporation [7]	Philippines	100.0	100.0
APO Cement Corporation [7]	Philippines	100.0	100.0
Cemex U.K.	United Kingdom	100.0	100.0
Cemex Deutschland, AG.	Germany	100.0	100.0
Cemex Czech Republic, s.r.o.	Czech Republic	100.0	100.0
Cemex Polska sp. Z.o.o.	Poland	100.0	100.0
Cemex Holdings (Israel) Ltd.	Israel	100.0	100.0
Cemex Topmix LLC, Cemex Supermix LLC and Cemex Falcon LLC [8]	United Arab Emirates	100.0	100.0
Cemex International Trading LLC [9]	United States of America	100.0	100.0
Sunbulk Shipping Limited [10]	Bahamas	100.0	100.0

[1] Cemex España is the direct or indirect holding company of most of Cemex’s international operations.

[2] Represents Cemex Colombia’s 99% interest and CLH’s 1% interest held indirectly through another subsidiary of CLH.

[3] Represents CLH’s direct and indirect interest in ordinary and preferred shares, including own shares held in Cemex Colombia’s treasury.

[4] Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.

[5]   Represents the aggregate ownership interest of Cemex in this entity of 79.04%, which includes TCL’s 74.08% direct and indirect interest and Cemex’s 4.96% indirect interest held through other subsidiaries.

[6]   Cemex’s operations in the Philippines are conducted through CHP, a subsidiary incorporated in the Philippines, which since July 2016 trades its ordinary shares on the Philippines Stock Exchange under the symbol CHP (note 21.4)

[7] Represents CHP’s direct and indirect interest.

[8] Cemex España indirectly owns a 49% equity interest in each of these entities and indirectly holds the remaining 51% of the economic benefits, through agreements with other shareholders.

[9] Cemex International Trading LLC is involved in the international trading of Cemex’s products and fuel commercialization.

[10]  Sunbulk Shipping Limited is involved mainly in maritime and land transportation and/or shipping of goods worldwide and the handling, administration, and hiring of shipments and cargo at ports, terminals and other loading and unloading destinations worldwide, as well as the offering and contracting of services in relation thereto for Cemex’s trading entities and operations.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

186

Notes to the Consolidated Financial Statements

28) Material Accounting Policies

28.1) Principles of Consolidation

The consolidated financial statements include those of Cemex, S.A.B. de C.V. and those of all controlled entities. Balances and operations between related parties are eliminated in consolidation.

Investments in associates and joint controlled entities are accounted for by the equity method. The equity method reflects the investee’s original cost and Cemex’s share of the investee’s equity and earnings after acquisition.

28.2) Use of Estimates and Critical Assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The main items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, the recognition of uncertain tax positions, the measurement of asset retirement obligations, as well as provisions regarding legal proceedings and environmental liabilities, among others. Significant judgment is required by management to appropriately assess the amounts of these concepts.

28.3) Foreign Currency Transactions and Translation of Foreign Currency Financial Statements

Transactions denominated in foreign currencies are recorded in the functional currency of each consolidated entity at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of each consolidated entity at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves,” as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount in equity is recycled through the statement of income as part of the gain or loss on disposal.

The financial statements of consolidated entities, as determined using their respective functional currency, are translated to Dollars at the closing exchange rate for the statement of financial position and at the closing exchange rates of each month within the period for the statements of income. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the consolidated entity.

Considering its integrated activities, for purposes of functional currency, the Parent Company deemed to have two divisions, one related with its financial and holding company activities, in which the functional currency is the Dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the Peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the statements of income with respect Cemex’s main functional currencies to the Dollar as of December 31, 2023, 2022 and 2021, were as follows:

	2023		2022		2021

CURRENCY	CLOSING	AVERAGE	CLOSING	AVERAGE	CLOSING	AVERAGE
Peso	16.9700	17.6300	19.5000	20.0274	20.5000	20.4266
Euro	0.9059	0.9227	0.9344	0.9522	0.8789	0.8467
British Pound Sterling	0.7852	0.8019	0.8266	0.8139	0.7395	0.7262
Colombian Peso	3,822	4,272	4,810	4,277	3,981	3,783

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

187

Notes to the Consolidated Financial Statements

28.4) Financial Instruments

Classification and measurement of financial instruments

Financial assets are classified as “Held to collect” and measured at amortized cost when they meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows; and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the NPV of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

• Cash and cash equivalents (note 9).

•   Trade accounts receivable, other current accounts receivable and other current assets (notes 10 and 11). Due to their short-term nature, Cemex initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

•   Trade accounts receivable sold under securitization programs, in which certain residual interest in the trade accounts receivable sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of financial position (notes 10 and 17.2).

•   Investments and non-current accounts receivable (note 14.2). Subsequent changes in effects from amortized cost are recognized in the statement of income as part of “Financial income and other items, net.”

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 14.2). Cemex does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the statement of income as part of “Financial income and other items, net” (note 14.2).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 17.1 and 17.2). Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, Cemex did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the statement of income within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below.

Hedging instruments (note 17.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 17.5). The accounting categories of hedging instruments are: a) cash flow hedge; b) fair value hedge of an asset or forecasted transaction; and c) hedge of a net investment in a subsidiary.

In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 28.3), whose reversal to earnings would take place upon disposal of the foreign investment. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, Cemex believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

188

Notes to the Consolidated Financial Statements

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, on a country-by-country basis, Cemex segments its accounts receivable by type of client, homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Costs incurred in the issuance of debt or borrowings

Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the statement of income as incurred.

Leases (notes 15 and 17.2)

At the inception of a contract, Cemex assesses whether a contract is or contains, a lease. A contract is, or contains a lease, if at the inception of the contract, it conveys the right to control the use of an identified asset for a period in exchange for consideration. Pursuant to IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the NPV of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, Cemex’s incremental borrowing rate. Cemex determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

Cemex does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Interest expense” line item in the statement of income.

At the commencement date or on modification of a contract that contains a lease component, Cemex allocates the consideration in the contract to each lease component based on their relative stand-alone prices. Cemex applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the statement of income over the lease term. Cemex defined the lease contracts for office and computer equipment as low-value assets.

The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero.

Embedded derivative financial instruments

Cemex reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

189

Notes to the Consolidated Financial Statements

28.5) Property, Machinery and Equipment and Assets for the Right-Of-Use (note 15)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (notes 5 and 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. Assets for the right-of-use are generally depreciated using the straight-line method from the commencement date to the end of the lease term. Assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Cemex capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of qualifying fixed assets, considering Cemex’s corporate average interest rate and the average balance of investments in process for the period.

28.6) Business Combinations, Goodwill and Other Intangible Assets (notes 4.1 and 16)

The consideration transferred in business combinations is allocated to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Any unallocated portion of the consideration transferred represents goodwill, which is not amortized and is subject to periodic impairment tests (note 28.7). Costs associated with the acquisition are expensed in the statement of income as incurred.

Intangible assets are recognized at their acquisition or development cost, as applicable, when probable future economic benefits are identified and there is evidence of control over such benefits. Definite life intangible assets are amortized on a straight-line basis or using the units-of-production method, as applicable, as part of operating costs and expenses (notes 5 and 6). Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which, on average is five years.

Cemex’s extraction rights have a weighted average useful life of 83 years, depending on the sector and the expected life of the related reserves. Except for extraction rights which are amortized using the units-of-production method and/or as otherwise indicated, Cemex’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years.

28.7) Impairment of Long-Lived Assets (notes 15 and 16)

Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments

These assets are tested for impairment upon the occurrence of internal or external impairment indicators. Impairment losses, corresponding to the excess of the asset’s carrying amount over its recoverable amount, are recorded within “Other expenses, net.” Recoverable amounts, which include the NPV of future projected cash flows arising from the asset over its useful life (value in use), are determined considering market economic assumptions.

Goodwill

Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year, at the level of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated by determining the recoverable amount of such group of CGUs, corresponding to the NPV of estimated future cash flows to be generated by such CGUs over periods of 5 years plus terminal value (value in use). An impairment loss is recognized within “Other expenses, net” when the recoverable amount is lower than the net book value of the group of CGUs. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The reportable segments reported by Cemex (note 4.3), represent Cemex’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment and represent the lowest level within Cemex at which goodwill is monitored internally by management.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

190

Notes to the Consolidated Financial Statements

28.8) Provisions (notes 18, 24 and 25)

Cemex recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2023 and 2022, some significant proceedings that gave rise to a portion of the carrying amount of Cemex’s other current and non-current liabilities and provisions are detailed in note 25.1.

Obligations or losses related to contingencies are qualitatively disclosed in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements.

28.9) Pensions and Other Post-Employment Benefits (note 19)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits

The costs associated with defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, are recognized services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, Cemex has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. All actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and actual return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.”

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred. In the event of restructuring it is recognized within “Other expenses, net.”

28.10) Income Taxes (note 20)

The income taxes reflected in the statement of income include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting any uncertainty in income tax treatments and include the effects measured in each subsidiary by applying the enacted statutory income tax rate at the end of the reporting period. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred income taxes

Deferred tax assets are reviewed at each reporting date and are derecognized when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that Cemex believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. To determine whether it is probable that deferred tax assets will ultimately be recovered, Cemex takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

191

Notes to the Consolidated Financial Statements

Uncertain tax positions

The income tax effects of uncertain tax positions are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position with full knowledge of all relevant information. For each position, Cemex considers its probability, regardless of its relation to any broader tax settlement. The probability threshold represents a positive assertion by management that Cemex is entitled to the economic benefits of a tax position. If a tax position is considered not probable to be sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the statements of income based on the Company’s analysis of the nature of such interest and penalties, considering recent IFRS Interpretations Committee guidance.

Effective income tax rate

The effective income tax rate is determined by dividing the line item “Income tax” by the line item “Earnings before income tax.” This effective tax rate is further reconciled to Cemex’s statutory tax rate applicable in Mexico (note 20.3). A significant effect on Cemex’s effective tax rate and consequently on the reconciliation of Cemex’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% and the applicable income tax rates of each country where Cemex operates.

For the years ended December 31, 2023, 2022 and 2021, the statutory tax rates in Cemex’s main operations were as follows:

COUNTRY	2023	2022	2021
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	23.5%	19.0%	19.0%
France	25.8%	25.8%	28.4%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	25.0%	25.0%	25.0%
Israel	23.0%	23.0%	23.0%
Colombia	35.0%	35.0%	31.0%
Others	5.5% – 30.0%	5.5% – 30.0%	5.5% –30.0%

Cemex’s current and deferred income tax amounts included in the statement of income for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which Cemex operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rate fluctuations and interest on debt, among others, as well as the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

Global minimum tax

On July 10, 2021, the intergovernmental international group promoting economic and financial cooperation known as G20 endorsed the key components of the Pillar Two tax reform that was agreed by 132 countries and jurisdictions (Inclusive Framework on Base Erosion and Profit Shifting or the “Inclusive Framework”). The key components of Pillar Two, which are commonly referred to as the “global minimum tax” introduce a minimum effective tax rate of at least 15%, calculated based on a specific rule set, known as “GloBE model rules”, which was published on December 20, 2021, by the Organization for Economic Co-operation and Development (“OECD”), as approved by the Inclusive Framework. Groups with an effective tax rate below the minimum in any particular jurisdiction would be required to pay top-up tax at the level of the ultimate parent entity or the intermediate parent entities, as applicable, based on the Income Inclusion Rule. The global minimum tax would be applied to groups with annual revenue of at least 750 million Euros. Among the countries in which Cemex operates, the minimum tax rules, which are effective January 1, 2024, have been endorsed by Switzerland and the EU, and consequently, they will start to apply at the level of Cemex’s Swiss and Spanish intermediate parent entities, each considering all their corresponding subsidiaries. For instance, if the effective tax rate of a jurisdiction where subsidiaries of Cemex España operate as determined using each individual entity’s financial statements (considering certain adjustments) is below 15% on a combined basis, Cemex España would then need to pay in Spain the difference between the implied effective tax rate and the minimum tax rate of 15%, unless a Qualified Domestic Minimum Top-up Tax is in effect, in which case, any top-up tax would be paid in such jurisdiction. Cemex is currently analyzing Pillar Two implementation and preliminarily considers that effects will not be significant.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

192

Notes to the Consolidated Financial Statements

28.11) Stockholders’ Equity

Other equity reserves and subordinated notes (note 21.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners.

Beginning in June 2021, this line item includes the balance of the 2021 Subordinated Notes with no fixed maturity issued by the Parent Company. Considering that the Parent Company’s subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of Cemex and specific redemption events, are entirely under the Parent Company’s control, under applicable IFRS, the Subordinated Notes qualify as equity instruments and are classified within controlling interest stockholders’ equity. In addition, this line item includes the accrued interest under Subordinated Notes.

The most significant items within “Other equity reserves and subordinated notes” during the reported periods are as follows:

Items of “Other equity reserves and subordinated notes” included within other comprehensive income:

•   Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current investment class (note 28.3);

•   The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 28.4);

• Changes in fair value of other investments in strategic securities (note 28.4); and

• Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves and subordinated notes” not included in comprehensive income:

• Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in Cemex’s consolidated subsidiaries;

•   Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

• The balance of Subordinated Notes with no fixed maturity and any interest accrued thereof; and

• The cancellation of the Parent Company’s shares held by consolidated entities.

28.12) Executive Share-Based Compensation (note 22)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when Cemex commits to make cash payments to the executives upon exercise of the awards based on changes in the Parent Company and/or the subsidiary’s stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the operating results during the periods in which the executives release any restriction. Cemex does not grant liability instruments.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

193

Notes to the Consolidated Financial Statements

28.13) Allowances Related to Emissions of CO2

According to the Paris Agreement objectives (note 24.4), in certain countries where Cemex operates, such as the EU countries and the United Kingdom, among others, mechanisms aimed at reducing carbon dioxide emissions have been established, such as the EU ETS, by means of which, the relevant environmental authorities grant annually certain number of emission rights (“Allowances”) so far free of cost to the entities that may release CO2. Entities in turn, must submit to such environmental authorities at the end of the compliance period, Allowances for a volume equivalent to the tons of CO2 released. Companies must buy additional Allowances to meet deficits between actual CO2 emissions during the compliance period and Allowances received. Entities may also dispose of any surplus of Allowances in the market. In general, failure to meet the emissions caps is subject to significant monetary penalties. The trend is that Allowances received free of cost will be reduced over time so that entities are compelled to act and gradually reduce the aggregate volume of emissions.

As of December 31, 2023, according to management estimates (unaudited), Cemex held excess Allowances received for no consideration in prior years sufficient to allow the Company offsetting CO2 costs in the EU and the United Kingdom operations until 2026. Moreover, the increasing use of decarbonated or lower carbon raw materials, although far more expensive than traditional raw materials, among other strategies to reduce CO2 emissions such as the use of alternative fuels and decarbonated or lower carbon cementitious materials, may allow Cemex, according to internal estimates, to extend its consolidated surplus of Allowances beyond 2026.

Cemex accounts for the effects associated with CO2 emission reduction mechanisms as follows:

• Certificates received through government grants for no consideration paid are recognized at zero cost in the statement of financial position.

• Revenues received from the sale of excess Allowances are recognized in the statement of income in the period in which they occur.

• Allowances that would be acquired to hedge exceeding CO2 emissions would be recognized as intangible assets at cost and would be further amortized to the cost of sales during the compliance period.

•   Cemex would accrue a provision at market value against the cost of sales when current emissions of CO2 would exceed the number of emission rights on hand and the required additional Allowances would not be yet acquired in the market.

•   In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of the cost of sales as incurred.

28.14) Concentration of Credit

Cemex sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which Cemex operates. As of and for the years ended December 31, 2023, 2022 and 2021, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade accounts receivable. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

▶  Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

194

Notes to the Consolidated Financial Statements

28.15) Newly Issued IFRS Not Yet Adopted

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect on the Company’s financial position or operating results, and which are summarized as follows:

STANDARD	MAIN TOPIC	EFFECTIVE DATE

Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures – Supplier Finance Arrangements

The amendment requires entities to provide additional disclosures about their supplier finance arrangements to provide users of financial statements with information about: a) how such arrangements affect an entity’s liabilities and cash flows; and b) to understand their effect on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available.

January 1, 2024

Amendments to IAS 1, Presentation of Financial Statements – Non-current liabilities with covenants	The amendments improve information an entity provides when its right to defer settlement of liabilities for at least twelve months is subject to compliance with covenants.	January 1, 2024

Amendments to IFRS 16, Leases – Lease liability in a sale and leaseback

The amendments mentioned that on initial recognition, the seller-lessee would include variable payments when it measures a lease liability arising from a sale-and-leaseback transaction. In addition, the amendments established that the seller-lessee could not recognize gains or losses relating to the right of use it retains after initial recognition.

January 1, 2024

Amendments to IAS 1, Presentation of Financial Statements	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2024

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability

The amendments require an entity to apply a consistent approach to assessing whether a currency is exchangeable into another currency and when it is not, to determine the exchange rate to use and the disclosures to provide.

January 1, 2025

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

▶    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

195

Independent

Auditors’ Report

U.S. Dollars

To the Board of Directors and Stockholders

Cemex, S.A.B. de C.V.

Opinion

We have audited the consolidated financial statements of Cemex, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statements of financial position as at December 31, 2023 and 2022, the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and notes comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2023, 2022 and 2021 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

▶    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

196

EVALUATION OF THE GOODWILL IMPAIRMENT ANALYSIS FOR A GROUP OF CASH-GENERATING UNITS

 The key audit matter

As discussed in notes 16.2 and 28.6 to the consolidated financial statements, the goodwill balance as of December 31, 2023 was $7,674 million, of which $6,176 million relate to the group of Cash-Generating Units in the United States of America (“the group of CGUs”). The goodwill balance represents 27% of the Group’s total consolidated assets as of December 31, 2023. Goodwill is tested for impairment upon the occurrence of internal or external indicators of impairment or at least once a year.

We have identified the evaluation of the goodwill impairment analysis for the group of CGUs as a key audit matter because the estimated value in use involved a high degree of subjectivity. Specifically, the discount rate and the long-term growth rate used to calculate the value in use of the group of CGUs were challenging and changes to these assumptions had a significant impact on the value in use amount.

How the matter was addressed in our audit

Our audit procedures in this area included, among others, the following:

We performed sensitivity analyses over the discount rate and the long-term growth rate assumptions to assess their impact on the determination of the value in use of the group of CGUs.

We evaluated the Group’s forecasted long-term growth rates for the group of CGUs by comparing the growth assumptions to publicly available data.

We compared the Group’s historical cash flow forecasts to actual results to assess the Group’s ability to accurately forecast.

To assess the overall reasonableness of the resulting value in use determination, we evaluated the implied multiples of earnings resulting from the value in use determination against publicly available information of multiples of earnings in market transactions.

In addition, we involved our valuation specialists, who assisted in:

—

Evaluating the discount rate for the group of CGUs, by comparing it with a discount rate range that was independently developed using publicly available data for comparable entities and evaluating the long-term growth rate by comparing it against publicly available data; and

—

Developing an estimate of the value in use of the group of CGUs using the Group’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Group’s estimates of value in use.

EVALUATION OF A TAX PROCEEDING IN SPAIN

 The key audit matter

As discussed in notes 20.4 and 28.10 to the consolidated financial statements, the Group is involved in a significant tax proceeding in Spain related to uncertain tax treatments. The Group recognizes the effect of an uncertain tax treatment when it is probable that it would be accepted by the tax authorities. If an uncertain tax treatment is considered not probable of being accepted, the Group recognizes the effect of such uncertainties in its tax liabilities.

We have identified the evaluation of a tax proceeding in Spain and the related disclosures made as a key audit matter because it requires challenging auditor judgment and significant audit effort, due to the nature of the estimates and assumptions, including judgment about the amounts that would be paid in the event of loss.

How the matter was addressed in our audit

Our audit procedures in this area included, among others, the following:

We evaluated the competence and capabilities of the external tax advisers of the Group that assessed the estimate of the outflow of resources.

In addition, together with our tax specialists, we assessed the amounts disclosed by:

—

Inspecting letters received directly from the Group’s external tax advisers that assessed the amounts that would be paid in the event of loss, comparing these assessments and estimates to those made by the Group; and

—	Inspecting the latest correspondence between the Group and the various involved authorities, as applicable.

We assessed that the disclosures reflect the underlying facts and circumstances of the tax proceeding.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

▶    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

197

EVALUATION OF CERTAIN LEGAL PROCEEDINGS

 The key audit matter

As discussed in notes 25.2 and 28.8 to the consolidated financial statements, the Group is involved in legal proceedings in Colombia. The Group records provisions for legal proceedings when it is probable that an outflow of resources will be required to settle a present obligation and when the outflow can be reliably estimated. The Group discloses a contingency for legal proceedings whenever the likelihood of loss from the proceedings is considered possible or when it is considered probable, but it is not possible to reliably estimate the amount of the outflow of resources.

We have identified the evaluation of certain of these legal proceedings in Colombia and the related disclosures made as a key audit matter because it requires challenging auditor judgment and significant audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

How the matter was addressed in our audit

Our audit procedures in this area included, among others, the following:

We evaluated the competence and capabilities of the in-house and external lawyers of the Group that assessed the likelihood of loss and the estimate of the outflow of resources, when applicable.

In addition, together with our legal specialists, we assessed the amounts disclosed by:

—

Inspecting letters received directly from the Group’s external lawyers that assessed the likelihood of loss and the amounts that would be paid in the event of loss of these legal proceedings and comparing these assessments and estimates to those made by the Group; and

—	Inspecting the latest correspondence between the Group and the various authorities, as applicable.

We assessed that the disclosures reflect the underlying facts and circumstances of each relevant legal proceeding.

EVALUATION OF THE ACCOUNTING CLASSIFICATION OF SUBORDINATED NOTES ISSUED

 The key audit matter

As discussed in notes 21.2 and 28.11 to the consolidated financial statements, the Group has $1.0 billion principal amount of subordinated notes (the “Notes”) as of December 31, 2023 that were issued during 2023 and on which, in accordance with the indenture, payment of principal and interest may be deferred indefinitely at the sole discretion of the Group. The Group performed an analysis of the classification of these Notes as equity instruments or as financial liabilities and concluded that they should be classified as equity instruments and presented within stockholders’ equity.

We have identified the evaluation of the accounting classification of the Notes as a key audit matter. The evaluation required challenging audit effort and judgement, particularly in the assessment of (1) whether the Group has an obligation to deliver cash or other financial assets in the normal course of business and in certain other possible scenarios including a reorganization, and (2) whether the clauses in the Notes that permit the deferral of payments at the Group’s discretion have economic substance and how they should be considered in the evaluation of their classification.

How the matter was addressed in our audit

Our audit procedures in this area included, among others, the following:

—

Reading the indenture governing the Notes in order to identify the clauses relevant to the accounting classification and inspecting the Group’s technical accounting analyses to evaluate their interpretation and application of the relevant accounting literature;

—	Inspecting correspondence received from the Group’s external legal counsel that assessed whether the Group had an obligation to deliver cash or other financial assets in the event of a reorganization;

—	Evaluating the competence and capabilities of the external legal counsel of the Group; and

—

Evaluating the economic substance of the payment deferral clauses by assessing the pricing and third-party credit rating of the Notes at issuance compared to other similar instruments without any payment deferral clauses and considering the historic payments made by the Group.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

▶    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

198

Other Information

Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2023, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

–   Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

▶    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

199

– Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–   Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

–   Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–   Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Cárdenas Dosal, S.C.

C.P.C. Arturo González Prieto
Monterrey, N.L.
February 12, 2024

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

▶    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

200

non-financial

information

Health and Safety[1]	2021	2022	2023

Fatalities (No.)

Employees	1	3	3

Contractors	8	0	1

Employee Fatality Rate (per 10,000 employees)	0.2	0.6	0.7

Lost Time Injuries (LTIs) (No.)

Employees	49	56	63

Contractors	43	49	34

Lost Time Injury Frequency Rate (LTI FR) (per million hours worked)

Employees	0.5	0.5	0.6

Contractors[2]	0.2	0.7	0.6

Employee Lost Time Injury Severity Rate (LTI SR) (lost days per million hours worked)[2]	77.6	56.7	53.6

Employee Total Recordable Injury Frequency Rate (TRI FR) (per million hours worked)	2.6	2.3	2.7

Lost Days from Employee Lost Time Injuries (No.)[2]	1,469	1,297	1,272

Employee Sickness Absence Rate (%)	2.0	1.8	1.6

Employee Occupational Illness Frequency Rate (OIFR) (incidents per million hours worked)[2]	0.1	0.1	0.0

Sites with a Health and Safety Management System implemented (%)	100	100	100

Sites certified with ISO 45001 (%)[2]	58	70	72

Our People	2021	2022	2023

Workforce by region (No.)

Mexico	14,866	16,281	18,304

United States	8,963	8,949	9,021

Europe, Middle East, Africa, and Asia	11,582	11,664	12,073

South, Central America, and the Caribbean	5,325	5,216	5,151

Others[3]	5,388	1,435	1,514

Total	46,124	43,545	46,063

Our People	2021	2022	2023

Workforce by type of employment contract (%)

Permanent	94	97	99

Temporary	6	3	1

Workforce by employment type (%)

Full-time	99	98	98

Part-time	1	2	2

Workforce by position (%)

Executive	10	10	10

Non-executive	30	31	30

Operational	60	59	60

Workforce by age (%)

Under 30	18	17	16

31-40	32	31	31

41-50	26	26	27

51 and over	25	26	26

Workforce by gender (%)

Male	84	84	84

Female	16	16	16

Female employees by position (%)

Executive	22	22	23

Non-executive	36	36	37

Operational	3	3	4

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

▶    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

201

Our People	2021	2022	2023

Women to men remuneration ratio by region

Mexico	1.51	1.47	1.36

United States	1.10	1.09	1.09

Europe, Middle East, Africa, and Asia	0.99	1.02	1.03

South, Central America and the Caribbean	1.19	1.23	1.19

Others[3]	0.71	0.46	0.53

Total	0.97	1.01	1.08

Women to men remuneration ratio by position[4]

Executive	0.82	0.73	0.75

Non-executive	0.92	0.99	0.91

Operational	1.05	0.88	1.02

Employee highest to median compensation ratio by region

Mexico	81.2	75.7	75.6

United States	20.9	20.5	20.1

Europe, Middle East, Africa, and Asia	20.2	15.4	16.6

South, Central America and the Caribbean	26.8	12.7	25.0

Others[3]	44.8	57.5	93.7

Total	24.2	20.3	20.9

Cemex entry level vs. local minimum wage ratio by region

Mexico	1.4	1.1	1.1

United States	1.9	2.1	2.0

Europe, Middle East, Africa, and Asia	1.3	1.3	1.3

South, Central America and the Caribbean	1.8	1.1	1.4

Others[3]	1.3	2.4	2.0

Total	2.2	1.3	1.5

Increase in annual compensation by region (%)

Mexico	4.0	6.5	8.5

United States	3.2	3.5	5.0

Europe, Middle East, Africa, and Asia	2.8	5.6	7.5

South, Central America and the Caribbean	4.0	5.1	10.2

Others[3]	0.9	6.5	8.5

Total	3.7	4.9	7.7

Employee Turnover (%)

Voluntary	9.6	11.8	12.0

Involuntary	8.5	9.6	9.2

Total	18.1	21.4	21.2

Employee Voluntary Turnover by gender (%)

Male	10.2	12.2	12.6

Female	6.5	9.8	9.3

Our People	2021	2022	2023

Employee Voluntary Turnover by age (%)

Under 30	17.7	22.0	21.0

31-40	10.1	14.4	14.2

41-50	6.7	7.7	9.0

51 and over	6.0	6.3	6.5

Employee Involuntary Turnover by gender (%)

Male	9.2	10.0	9.4

Female	5.0	7.7	7.7

Employee Involuntary Turnover by age (%)

Under 30	12.9	16.1	13.8

31-40	8.3	10.5	10.2

41-50	7.2	7.5	7.4

51 and over	7.0	6.6	7.0

Employees covered by a collective bargaining agreement by region (%)

Mexico	50	54	54

United States	28	28	28

Europe, Middle East, Africa, and Asia	65	67	65

South, Central America and the Caribbean	19	20	19

Others[3]	-	-	-

Total	40	46	46

Notice to employees regarding operational changes (average days)	23	13	24

Countries with practices to promote local hiring (%)	83	74	81

Open positions filled by internal candidates (%)	42	41	29

Total new hires (No.)	11,455	7,933	8,293

New hires by gender (%)

Female	17	19	18

Male	83	81	82

New hires by age (%)

Under 30	39	38	37

31-40	35	36	36

41-50	17	17	19

51 and over	9	9	8

New Hires by region (%)

Mexico	46	48	52

United States	20	23	20

Europe, Middle East, Africa, and Asia	11	12	15

South, Central America and the Caribbean	8	15	12

Others[3]	15	2	2

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

▶    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

202

Our People	2021	2022	2023

Employee training by gender (average hours/year)

Male	25	11	18

Female	32	18	19

Total	26	12	19

Employee training by position (average hours/year)

Executive positions	27	25	27

Non-executive positions	29	20	23

Operational	14	6	15

Investment in Employee Training and Development (US million)	8.9	6.1	8.5

Employees that are engaged to the company [EEI - Employee Engagement Index] (%)[5]	89	86	88

Employee Net Promoter Score (eNPS)[6]

Mexico	72	68	78

United States	25	26	34

Europe, Middle East, Africa, and Asia	17	16	26

South, Central America and the Caribbean	57	55	68

Total	48	45	57

Sustainable Construction	2021	2022	2023

Installed concrete pavement, volume delivered (million m3)	3.53	4.07	4.46

Green building projects under certification where Cemex is involved (million m2)	15.30	10.29	11.32

Vertua® cement sales vs. total cement volume sold (%)	-	41	56

Vertua® concrete sales vs. total ready-mix concrete volume sold (%)	-	33	48

Social Impact	2021	2022	2023

Families participating in Patrimonio Hoy (thousand)[7]	634	652	665

Individuals positively impacted by Patrimonio Hoy (thousand)[7]	3,053	3,123	3,177

Livable space enabled by Patrimonio Hoy (thousand m2)[7]	4,994	5,118	5,213

Families participating in our social and inclusive businesses (thousand)[7]	797	808	822

Individuals positively impacted by our social and inclusive businesses (thousand)[7]	3,846	3,863	3,946

Community partners (i.e. individuals positively impacted by our social initiatives) (thousand)[7]	25,391	26,419	27,523

Countries with volunteering programs (%)	96	100	100

Volunteering programs implemented (No.)	392	627	627

Individuals benefited from volunteering programs (thousand)	189	325	406

Employee participations in volunteering programs (No.)	4,762	5,932	10,010

Employee hours invested in volunteering programs (No.)	46,863	42,704	76,338

Priority sites from all businesses that have implemented Community Engagement Plans (%)	85	91	100

Cement sites that have implemented Community Engagement Plans (%)	93	90	93

Cement sites with Local Stakeholder Management (%)	91	90	93

Cement sites with Community Risks Mapping and Management (%)	86	88	93

Carbon Strategy and Energy	2021	2022	2023

Absolute gross CO2 emissions (million ton)[8]	38.1	35.3	32.5

Absolute net CO2 emissions (million ton)[8]	35.2	31.9	29.0

Scope 1 specific gross CO2 emissions (kg CO2/ton of cementitious product)[8]	639	621	603

Scope 1 specific net CO2 emissions (kg CO2/ton of cementitious product)[8]	591	562	541

Scope 2 specific CO2 emissions (kg CO2/ton of cementitious product)[8]	56.4	52.4	50.6

Reduction in CO2 emissions per ton of cementitious product from 1990 baseline (%)	26.2	29.9	32.6

Scope 1 CO2 emissions (million ton)[9]	39.0	36.2	33.3

Scope 2 CO2 emissions (million ton)[21]	3.7	3.1	2.9

Scope 3 CO2 emissions (million ton)[10]	17.5	17.8	16.4

Category 1: Purchased goods and services (million ton)[11]	5.0	6.3	5.9

Category 2: Capital goods (million ton)	0.2	0.2	0.2

Category 3: Fuel and energy related (million ton)[11]	3.2	2.7	2.4

Category 4: Upstream transport (million ton)	2.2	2.2	2.0

Category 5: Waste (million ton)	0.002	0.002	0.002

Category 6: Business travel (million ton)	0.04	0.04	0.02

Category 7: Employee commuting (million ton)	0.03	0.03	0.06

Category 8: Upstream leased assets (million ton)	-	-	-

Category 9: Downstream transport (million ton)	0.9	0.9	0.6

Category 10: Processing of sold products (million ton)	0.3	0.2	0.1

Category 11: Use of sold products (million ton)[11,12]	4.1	3.9	3.6

Category 12: End-of-life treatment of sold products (million ton)	0.5	0.5	0.6

Category 13: Downstream leased assets (million ton)	-	-	-

Category 14: Franchises (million ton)	-	-	-

Category 15: Investments (million ton)	1.0	1.0	1.0

CO2 emissions intensity per US$ of revenue (Scope 1 + 2) (kg CO2/US$)	2.9	2.5	2.1

Clinker Factor (Cementitious) (%)	75.2	73.7	72.3

Alternative raw material rate (%)[13]	11.0	11.6	12.7

Specific heat consumption (MJ/ton clinker)	4,023	4,063	4,110

Specific power consumption (kWh/ton cem)	122	123	124

Fuel Consumption (TJ)	186,927	177,017	165,960

Power Consumption (GWh)	7,583	7,252	7,031

Total Energy Consumption (GWh)	59,507	56,424	53,131

Fuel Mix (%)

Primary Fuels	70.8	65.0	63.2

Petroleum coke	44.7	37.1	41.6

Coal	18.5	18.8	12.1

Fuel oil + Diesel	1.1	3.0	2.0

Natural gas	6.5	6.1	7.5

Alternative Fuels	29.2	35.0	36.8

Fossil-based waste	18.5	23.0	25.0

Biomass waste	10.7	12.0	11.8

Power consumption from clean energy in cement (%)[14]	30	33	36

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

▶    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

203

Waste Management	2021	2022	2023

Hazardous waste sent for disposal (thousand ton)	2.4	2.2	2.5

Non-hazardous waste sent for disposal (thousand ton)	402.6	397.8	824.0

Total waste sent for disposal (thousand ton)[15]	405.0	400.0	826.5

Total waste-derived sources managed (million ton)[16]	22.9	26.8	27.9

Ratio of own waste recycled vs. sent for disposal	95	94	87

Environmental and Quality Management	2021	2022	2023

Sites with an EMS equivalent to ISO 14001 (%)	92	92	91

Cement	98	98	98

Ready-mix	92	92	91

Aggregates	89	90	87

Sites with ISO 14001 Certification (%)

Cement	82	82	83

Ready-mix	38	38	39

Aggregates	48	49	45

Sites with ISO 9001 Certification (%)

Cement	76	74	76

Ready-mix	48	44	48

Aggregates	36	36	34

Environmental and other sustainability-related investment (US million)	103	171	150

Environmental incidents (No.)

Category 1 (Major)	0	0	0

Category 2 (Moderate)	50	41	59

Category 3 (Minor)	505	514	471

Complaints	159	104	78

Significant Spills (No.)	0	0	0

Social Incidents (No.)	77	61	31

Environmental fines above US$10,000 (No.)	2	3	6

Total Environmental fines (No.)	47	39	56

Environmental fines above US$10,000 (US million)	0.07	0.27	0.57

Total Environmental fines (US million)	0.17	0.34	0.61

Air Quality Management	2021	2022	2023

Clinker produced with continuous monitoring of major emissions (PM, NOx, and SOx) (%)	99	99	99

Clinker produced with monitoring of major and minor emissions (PM, NOx, SOx, Hg, Cd, TI, VOC, PCDD/F) (%)	92	97	93

Absolute PM emissions (ton/year)	1,963	1,814	1,686

Specific PM emissions (g/ton clinker)	45	44	45

Absolute NOx emissions (ton/year)	54,244	46,070	45,463

Air Quality Management	2021	2022	2023

Specific NOx emissions (g/ton clinker)	1,236	1,183	1,217

Absolute SOx emissions (ton/year)	9,833	11,456	7,272

Specific SOx emissions (g/ton clinker)	224	263	206

Reduction in PM emissions per ton of clinker from 2005 baseline (%)	85	85	85

Reduction in NOx emissions per ton of clinker from 2005 baseline (%)	41	43	42

Reduction in SOx emissions per ton of clinker from 2005 baseline (%)	66	60	68

Water Management[17]	2021	2022	2023

Total water withdrawals by source (million m3)	57.2	58.7	52.5

Surface water	14.1	16.2	13.8

Groundwater	29.2	28.5	26.4

Municipal water	11.1	10.8	8.5

Harvested rainwater	0.6	0.5	0.9

Sea water	0.0	0.0	0.0

Quarry water used	1.6	1.6	1.4

External wastewater	0.6	1.1	1.5

Total water discharge by destination (million m3)	15.6	18.5	14.1

Surface water	11.9	14.7	10.4

Subsurface/well water	2.4	2.5	2.4

Off-site water treatment	0.9	0.9	0.8

Ocean	0.4	0.4	0.3

Beneficial/other	0.0	0.0	0.1

Total water consumption (million m3)	41.6	40.3	38.4

Cement	15.1	15.1	13.6

Ready-mix	11.7	11.6	10.9

Aggregates	14.8	13.6	13.9

Specific water consumption

Cement (l/cement ton)	255	265	255

Ready-mix (l/m3)	238	232	233

Aggregates (l/ton)	132	123	135

Sites with water recycling systems (%)	82	82	87

Implementation of Water Action Plans in sites located in water-stressed areas (%)	10	20	30

Reduction in specific freshwater withdrawals per ton of cementitious (%)	-	1.6	11.5

Reduction in specific freshwater withdrawals per ton of aggregates (%)	-	-	1.1

Reduction in specific freshwater withdrawals per m3 of concrete (%)	-	5.1	11.4

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

▶    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

204

Biodiversity Management	2021	2022	2023

Active sites with quarry rehabilitation plans (%)	99	100	100

Active quarries located within a High Biodiversity Value Area (No.)[18,19]	40	40	66

Active quarries located within a High Biodiversity Value Area where a Biodiversity Action Plan has been implemented (%)[19]	98	98	72

Quarry rehabilitation plans, Biodiversity Action Plans (BAPs), and third-party certification (% from target quarries)[19]	86	88	76

Active quarries with nature positive baseline (%)	-	-	15

Customers and Suppliers	2021	2022	2023

Purchases sourced from locally-based suppliers (%)	90	90	90

Sustainability assessment executed by an independent party for our critical suppliers (% spend evaluated)	72	68	77

Countries that conduct regular customer satisfaction surveys (%)	100	100	100

Net Promoter Score (NPS)	68	66	70

Ethics and Compliance	2021	2022	2023

Reports of alleged breaches to the Code of Ethics received by Local Ethics Committees (No.)	626	786	1,046

Ethics and compliance cases reported during the year that were investigated and closed (%)	89	91	90

Disciplinary actions taken as a result of reports of non-compliance with the Code of Ethics, other policies or the law (No.)[20]	277	278	321

Target countries that participated in the Global Compliance Program (antitrust and anti-bribery) (%)	100	100	100

Countries with local mechanisms to promote employee awareness of procedures to identify and report incidences of internal fraud, kickbacks, among others (%)	100	100	100

Investigated incidents reported and found to be true related to fraud and kickbacks, among others corruption incidents to government officials (No.)	0	0	0

Implementation of Ethics and Compliance Continuous Improvement Program (%)	89	89	95

Footnotes:

1	Reporting is aligned with the Global Cement and Concrete Association (GCCA) Sustainability Guidelines.

2	Cement only.

3	Includes employees performing corporate functions in different locations. Starting in 2022, does not include Neoris.

4	Starting in 2022, employees' position bands were grouped according to similar benefits and compensation.

5	Measured every two years through our Workforce Experience survey.

6	2023 eNPS for corporate functions in different locations was 60.

7	Cumulative figures as of year 1998.

8	Calculation according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing.

9	Starting 2022, figure includes emissions from Cemex-owned road transport fleet. 2021 values have been recalculated and updated accordingly.

10	Starting 2022, all categories of Scope 3 are included. 2021 figures have been recalculated and adjusted accordingly.

11	Reporting 2022 and 2023 data as verified by KPMG.

12	Use of sold products of other businesses, 3.6 million tons for 2023.

13	Calculation according to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing.

14	Our definition of clean energy includes renewable energy sources such as solar, wind, hydro and biomass, together with power generated from waste heat recovery systems.

15	Internal update on waste categorization.

16

Figure includes non-recyclable waste consumed in our operations as alternative raw material and fuel, alternative/secondary aggregates, own recycled material in our main businesses and other waste managed by the company.

17	Classification according to GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.

18	High Biodiversity Value Areas may include: International and national protected areas, important bird areas and key biodiversity areas.

19	The number of active quarries in High Biodiversity Value Areas is updated from the Proximity Study 2010 to the Proximity Study 2021.

20	Excluding terminations of employees, contractors and customers: 105 during 2021, 130 during 2022 and 123 during 2023.

21	Scope 2 CO2 emissions for cement in 2023 are 2.7 million ton.

22	Clinker / cement (equivalent) factor for 2023 is 73.2%.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

▶    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

205

Direct Economic Impacts

Direct Economic Impacts	2021	2022	2023

Customers: Sales[1]	14,379	15,577	17,388

Suppliers: Cost of sales and operating expenses[2]	9,286	10,384	11,153

Employees and their families: Wages and benefits[3]	2,254	2,512	2,888

Investments: CapEx[4] plus working capital	1,223	1,878	1,417

Creditors: Net financial expense	574	529	574

Government: Taxes	194	197	550

Communities: Donations[5] Communities donations as % of pre-tax income	0.07%	0.17%	0.14%

Shareholders: Dividends[6]	0	0	0

Others	150	4	16

Free cash flow from discontinued operations[7]	-25	-6	0

Consolidated free cash flow	722	78	788

Net income (loss) before taxes & non controlling interest net income (loss)	954	770	1,449

1 Excludes sales of assets

2 Excludes depreciation and amortization

3 Wages and benefits include non-operational and operational employees

4 Capital expenditures for maintenance and expansion

5 Donations as percentage of pre-tax income

6 Dividends paid in cash, this effect doesn’t affect the Consolidated Free Cash Flow, it is presented below FCF

7 2021 free cash flow from France, Spain white cement, Costa Rica, El Salvador and Neoris

  2022 free cash flow from Costa Rica, El Salvador and Neoris

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

▶    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

206

Independent Limited Assurance Report on Key Indicators of Sustainability Performance	GRI 2-5

Independent Limited Assurance Report on Key Sustainability Performance Indicators

(Non-Financial Information)

To the Board of Directors of Cemex, S.A.B. de C. V.:

We were engaged by the Management of Cemex, S.A.B. de C. V. (hereinafter “Cemex”) to report in the form of an independent conclusion of limited assurance on Key Sustainability Performance Indicators (Non-Financial Information) prepared and presented by the Corporate Sustainability Department of Cemex, that are detailed in the Annex A attached to this report, and have been included in the Cemex Integrated Report 2023 (“the Report”) for the period from January 1 to December 31, 2023.

Management responsibilities

The Corporate Sustainability Department of Cemex is responsible for the preparation and presentation of the Key Sustainability Performance Indicators included in the Annex A of this report, in accordance with the standards of the Global Cement and Concrete Association (“GCCA”), with the criteria established in the Cement Sector Scope 3 GHG Accounting and Reporting Guidance and with the internal procedure of Cemex called Cemex Environmental and Social Incident Reporting Procedure for which an extract related with the verified KPIs is included in the Annex B of this report (jointly “the Criteria”); as well as the information included in them, and to establish and maintain appropriate internal control systems from which the information subject to our review is derived.

The Management of Cemex is responsible for preventing and detecting fraud, and for identifying and ensuring that Cemex complies with the laws and regulations applicable to its activities.

The Corporate Sustainability Department of Cemex is responsible for ensuring that the personnel involved in the preparation and presentation of the Key Sustainability Performance Indicators are adequately trained, the information systems are duly updated and that any changes in the presentation of data and/or in the form of reporting, include all significant reporting units.

Our responsibilities

Our responsibility is to carry out a limited assurance engagement and express an independent conclusion of limited assurance based on the work performed and evidence obtained. We carry out our work in accordance with International Standard on Assurance Engagements (ISAE) 3000, “Assurance Engagements Other than Audits or Reviews of Historical Financial Information,” issued by International Auditing and Assurance Standards Board, this standard requires that we plan and perform our procedures to obtain a limited assurance regarding whether, based on our work and the evidence obtained, nothing has come to our attention that causes us to believe that the Key Sustainability Performance Indicators contained in the Annex A of this report, are not presented in all material respects, in accordance with the Criteria for the period from January 1 to December 31, 2023.

KPMG Cárdenas Dosal, S. C. (“the firm”) applies the International Standard on Quality Control 1 and, therefore, maintains a comprehensive system of quality control, including policies and procedures on compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behavior.

The procedures selected depend on our knowledge and experience of the Key Sustainability Performance Indicators and other circumstances of the work, and our consideration of the areas in which material errors may occur.

When obtaining an understanding of the Key Sustainability Performance Indicators, contained in the Annex A, and other work circumstances, we have considered the process used to prepare and present the Key Sustainability Performance Indicators, in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion as to the effectiveness of Cemex’s internal control over the preparation of the Key Sustainability Performance Indicators presented in the Report.

Our engagement also includes assessing the appropriateness of the main subject, the suitability of the criteria used by Cemex in the preparation and presentation of the Key Sustainability Performance Indicators, assessing the appropriateness of the methods, policies, and procedures, as well as models used.

The procedures performed in a limited assurance engagement vary in nature, timeliness, and scope than in a reasonable assurance engagement, and consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained in the case of a reasonable assurance engagement.

Criteria

The criteria on which the preparation of the Key Sustainability Performance Indicators has been evaluated refer to the established requirements in the GCCA, the Cement Sector Scope 3 GHG Accounting and Reporting Guidance and the internal procedure of Cemex called Cemex Environmental and Social Incident Reporting Procedure included in the Annex B of this report.

Conclusion

Our conclusion has been formed based on, and is subject to, the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusions.

Based on our review and the evidence obtained, nothing has come to our attention that causes us to believe that the Key Sustainability Performance Indicators detailed in the Annex A attached to this assurance report, prepared by the Corporate Sustainability Department of Cemex and contained in the Cemex Integrated Report 2023, are not prepared in all material aspects, in accordance with the Criteria for the period from January 1 to December 31, 2023.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

▶    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

207

Restriction of use of our report

Our report should not be regarded as suitable to be used or relied on by any party to acquire rights against us other than the Board of Director and the Corporate Sustainability Department of Cemex for any purpose or in any other context. Any party other than the Board of Directors and the Corporate Sustainability Department of Cemex who obtains access to our report or a copy thereof and chooses to rely on our report (or any part thereof) will do so at its own risk. To the extent permitted by law, we do not accept or assume any responsibility and disclaim any liability to any party other than Cemex for our work, for this independent limited assurance report, or for the conclusions we have reached.

KPMG CÁRDENAS DOSAL, S. C.

Alberto Dosal Montero

Socio

Monterrey, Nuevo León, a 21 de marzo de 2024

Annex A

Description of the Key Sustainability Performance Indicators object of the limited assurance engagement:

Scope 1 of CO2 emissions according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing, including:

•	Total direct CO2 emissions – absolute gross.
•	Total direct CO2 emissions – absolute net.
•	Specific CO2 emissions – gross (per ton of cementitious material).
•	Specific CO2 emissions – net (per ton of cementitious material).

Scope 2 CO2 emissions:

•	Indirect CO2 emissions from generation of purchased electricity, heat and steam consumed in the company.

Scope 3 CO2 emissions:

•	Category 1: Purchased Good and Services - Emissions (cradle-to-gate) associated with the purchase of clinker to produce cement and purchase of cement to produce ready-mix concrete.
•	Category 3: Fuel and energy - Emissions (well-to-tank) from fuels purchased for cement production.
•	Category 11: Use of sold products (traded fuels).

Circular economy indicators according to the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing, including:

•	Alternative fuel rate (used in kilns).
•	Biomass fuel rate (used in kilns).
•	Specific heat consumption for clinker production.
•	Clinker / cement (equivalent) factor.
•	Alternative raw materials rate.

Health and safety indicators in accordance with the GCCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing, including:

•	Number of fatalities of direct employees, contractors/subcontractors (on site) and third parties (on site).
•	Fatality rate for directly employed.
•	Lost time injury frequency rate of direct employees.
•	Lost time injury frequency rate for contractors/subcontractors (on site).
•	Lost time injury severity rate of direct employees.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

▶    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

208

Other emissions according to the GCCA Sustainability Guidelines for the monitoring and reporting of emissions from cement manufacturing, including:

•	Overall coverage rate.
•	Coverage rate continuous measurement of major emissions.
•	Absolute and specific NOX emissions.
•	Absolute and specific SOX emissions.
•	Absolute and specific particulate matter (PM) emissions.

Biodiversity indicators according to the GCCA Sustainability Guidelines for quarry rehabilitation and biodiversity management, including:

•	Percentage of quarries with high biodiversity value where a biodiversity management plan has been implemented.
•	Percentage of quarries where a rehabilitation plan has been implemented.

Water indicators, according to the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing, including:

•	Water withdrawal - water discharge = total water consumption.
•	Amount of water consumption per unit of product.

Number of Environmental Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called CEMEX Environmental and Social Incident Reporting Procedure.

Number of Social Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called CEMEX Environmental and Social Incident Reporting Procedure.

Annex B

Cemex Environmental and Social Incident Reporting Procedure for Category 1 and 2 Incidents:

Environmental Incidents:

Category 1. Uncontrolled release outside of our facilities with significant damage to natural habitats or water resources.

Category 2. Controlled release outside of our facilities with moderate damage to natural habitats or water resources.

Social Incidents:

Category 1. Affectation of human rights or significant affectation on public health or property.

Category 2. Affectation on public health or property with a class or individual claim for reparation of the damage.

Incidents:

Incidents are primarily detected by the Local or Site Environmental or Social responsible. Incident detection could be complementary done by: national/regional ERM, local operations and Corporate Sustainability, Social Responsibility and Global Safety. Information sources include social media (twitter, facebook, youtube, among others) and traditional media (local, national and international).

Category 1 and 2 incidents with an environmental component must be registered in the electronic tool only by the Environmental responsible, and those Category 1 and 2 incidents with a social component must be reported in the electronic tool by the Social responsible. In the absence of a Social Responsible for the site, the social incident must be reported by the Environmental Responsible.

In the case of complaints, these may be registered in the electronic tool by both the Environmental responsible and the Social responsible of the local operation.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

▶  Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

209

GRI 2-1, 2-2, 2-3, 2-4, 3-1

scope and boundaries

of this report

Our integrated report aims to provide a holistic analysis of our company’s strategic vision, performance, governance, and value creation.

General Considerations

Cemex, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Except as the context otherwise may require, references in this integrated report to “Cemex”, “the company”, “we”, “us”, or “our” refer to Cemex, S.A.B. de C.V., and its consolidated entities.

Reporting Scope

Cemex began publishing Environmental, Health, and Safety (EHS) reports in 1996 and has annually published its Sustainable Development Reports since 2003, covering a broad range of issues related to economic, environmental, social, and governance performance. Since 2016, our Integrated Reports are intended to provide a holistic analysis of the company’s strategic vision, performance, governance, and value creation, while fostering a more in-depth understanding of the financial and non-financial key performance indicators that the company uses to manage its business over the short, medium, and long term.

Boundary and Reporting Period

In preparation for this report, we consolidated information from all of our operations. It covers our global cement, ready-mix concrete, aggregates, and urbanization solutions business lines, presenting our financial and non-financial performance, progress, achievements, and challenges during the 2023 calendar year, which is also the company’s fiscal year. Our materiality assessment guided our reporting process, and the issues included in this report particularly match those that Cemex and our stakeholders found of the highest importance, as reflected in our Materiality Matrix.

Unless otherwise indicated, the information provided in this report is for the company as a whole. We have included information for the operations in which we have financial and operative control. If a plant is sold, its information is no longer included in our data or considered in our targets. We have clearly marked each case if we have restated certain data sets from previous years. Unless something else is explicitly indicated, all monetary amounts are reported in U.S. dollars. All references to “tons” are to metric tons.

The information in our 2023 Integrated Report came from several sources, including internal management systems and performance databases, as well as annual surveys applied across all of our operations.

We continually aim to improve the transparency and completeness of each report we produce while streamlining our processes and how we provide information.

To this end, we include a limited assurance statement from KPMG. This independent organization verified the data and calculation process for our annual indicators associated with CO2 and other emissions, health and safety, circular economy, biodiversity, water, and environmental and social incidents.

Data Measurement Techniques

We employ the following protocols and techniques for measuring the sustainability key performance indicators (KPI) that we report:

CO2 emissions: Cemex reports absolute and specific CO2 emissions following the Global Cement and Concrete Association (GCCA) Sustainability

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

▶  Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

210

GRI 3-1

Framework Guidelines and the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing (October 2019), based on the CEN Standard EN 19694-3 (Stationary source emissions – Determination of Greenhouse Gas (GHG) emissions in energy-intensive industries – Part 3: Cement Industry). The measurement is based on the mass balance methodology, fully described in the CEN Standard on CO2 emission from the cement industry EN-19694-3 and applied through the spreadsheet of the Cement CO2 Protocol (previously known as WBCSD CSI Cement CO2 and Energy Protocol v. 3.1). It considers direct emissions occurring from sources that are owned or controlled by the company, excluding those from the combustion of biomass that are reported separately (Scope 1) and indirect emissions from the generation of purchased electricity consumed in the company’s owned or controlled equipment (Scope 2) and from the clinker purchased (Scope 3). For countries covered by the European Union Emission Trading System (EU ETS), CO2 data considers the information validated by an independent verifier in accordance with the applicable Accreditation and Verification Regulation.

Particulate Matter, NOx, and SOx emissions: Absolute and specific figures are calculated based on kiln measurements taken from Continuous Emissions Monitoring Systems (CEMs) (in those sites where kilns are equipped with such technology) or spot analysis. These methods fully comply with GCCA Sustainability Guidelines for the monitoring and reporting of emissions from cement manufacturing (October 2019). All information is reported to Cemex databases, processed, calculated, and validated to provide a final group value. The values are calculated in Standard for 0°C, 1 atmosphere, and 10% Oxygen (O2) content at the measuring point.

Energy: Fuel consumption indicators are reported to internal Cemex databases in which “conventional,” “alternative,” and “biomass fuels” are classified according to the Cement CO2 Protocol spreadsheet. Heat values are obtained from on-site analysis (where applicable), provided by suppliers or standards from recognized sources.

Clinker factor and alternative fuels: All material consumption is reported to internal Cemex databases in which “alternative materials” are defined following the standards from the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing (October 2019). The “clinker/cement factor” is calculated using the Basic Parameters set out in the GCCA Sustainability Framework Guidelines and according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing, procedures indicated in the Cement CO2 Protocol spreadsheet with information obtained from the databases.

Health and safety: Intelex, which feeds an internal database, collects all related health and safety information from each site and automatically provides the appropriate information to calculate the indicators. The database is configured using the GCCA definitions. Health and safety indicators are calculated according to the GCCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing, February 2020 version.

GRI Sustainability Reporting Standards

To enhance our sustainability communication to our stakeholders and comply with internationally agreed disclosures and metrics, Cemex uses the GRI Sustainability Reporting Standards to prepare its Sustainable Development Reports. From 2008 to 2013, we met an application level of A+ using GRI-G3. From 2014 to 2016, we applied the GRI-G4 Guidelines.

In 2017 we migrated to the GRI Standards, and in 2023 we are reporting under GRI Universal Standards 2021.

Furthermore, our GRI Content Index cross-references with the UN Global Compact Principles and the UN Sustainable Development Goals (SDGs). Our 2023 GRI Content Index is located on pages 229-245 of this report.

United Nations Global Compact – Communication on Progress

This report, together with the UN Global Compact Participant Dashboard, constitutes our Communication on Progress (CoP) toward the commitments of the UN Global Compact (UNGC). As a participant in the UNGC, we work to align our company’s operations and strategies with its ten principles. As demonstrated within this report, we are also committed to helping the world meet the targets of the Paris Agreement and contribute to the achievement of the UN SDGs.

Sustainability Accounting Standard Board (SASB)

In 2019, we started reporting aligned to the Sustainability Accounting Standard Board (SASB) industry-specific requirements for the Construction Material Standard. Our SASB Index has been updated to the SASB Standards amended in December 2023 and is located on pages 246-247 of this report.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

   Scope and Boundaries of This Report

▶  Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

211

GRI 3-1

    Cemex’s

 materiality assessment

Our stakeholders include our people, customers, shareholders, investors, analysts, suppliers, communities, governments, policymakers, business associations, NGOs, and academic institutions.

Our company’s Materiality Assessment brings together financial and non-financial topics that matter most to our stakeholders and our business. This assessment is based on the principle of double materiality and is aligned with the GRI Sustainability Reporting Standards and we have started the alignment with the EU Corporate Sustainability Reporting Directive (CSRD).

In 2023, we carried out a full update of our materiality assessment. The defined topics considered internal and external stakeholder views through an online survey, where respondents ranked the material topics based on the potential impact on society and the environment, and we received more than 2,500 responses. We also carried out an industry-level evaluation and researched economic, environmental, and major social trends and challenges, aligning the material topics to our Enterprise Risk Management agenda.

Material topics are ranked on a scale from 1 to 5, where 1 represents low impact and 5 represents the highest impact. They are mapped according to the impact on stakeholders and the environment versus the financial impact on Cemex.

We will continue to monitor the material topics and their potential impacts on our stakeholders and our company’s financial and sustainability performance, identifying opportunities to act on the changing social, environmental, and economic concerns.

Our Materiality Assessment Process

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

▶  Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

212

Our Materiality Matrix

ENVIRONMENTAL
SOCIAL
GOVERNANCE
Impact on Stakeholders and Environment
Financial Impact on Cemex
0
1
2
3
4
5
1 to 5 scale, increasing impact

Material Topics

1 Health and safety
2 Climate change and natural disasters
3 Customer relationship
4 Ethics and compliance
5 Talent attraction, retention and training
6 Employee well-being
7 Air emissions
8 Water preservation
9 Disclosure and transparency
10 Alternative fuels and raw materials
11 Electricity costs, efficiency, and sourcing
12 Circular economy and waste management
13 Sustainable products and solutions
14 Just Transition
15 Return on capital employed
16 Human Rights
17 Diversity, Equity and Inclusion
18 Biodiversity and ecosystem conservation and rehabilitation
19 Board composition and management
20 Resilient buildings and infrastructures
21 Digital enablement
22 Community engagement and development
23 Responsible sourcing
24 Sustainable corporate finance

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

▶  Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

213

stakeholder engagement

Specific Communication Channels to Engage

We aim to conduct stakeholder relations with honesty, respect, and integrity. Mainly through our Code of Ethics and Business Conduct and our Public Affairs and Stakeholder Engagement Policy, we define our framework when deploying our stakeholder engagement strategy.	Our strategy considers the prioritization of key topics brought up by our stakeholders in our Materiality Assessment and defines specific communication channels to engage with each of our stakeholders, promoting dialogue and collaboration.

	Our employees are part of our competitive advantage and the reason for our success. We continuously seek to provide them with opportunities for growth and development and a safe, healthy, diverse, and inclusive work environment.	By understanding our customers’ needs and challenges, we aim to place them at the center of everything we do and become their partner of choice.	We embark on a robust investor engagement strategy to foster a clear understanding of company performance, strategy, and risks.	We foster a strong relationship across our network of suppliers, aiming to ensure compliance with our Code of Ethics and Business Conduct and our Code of Conduct when Doing Business With Us.

Key Collaboration Topics	● Health and safety ● Company priorities and challenges ● Business ethics ● Employee wellbeing, experience, and engagement ● Diversity and inclusion ● Training, development, and career path

●  Customer experience and engagement

●  Construction needs and challenges

●  Quality products, services, and solutions

●  Sustainability management practices

●  Increased awareness of our products’ sustainable attributes

			● Company’s financial performance ● Return on capital employed ● Pricing integrity and antitrust compliance ● ESG disclosure and performance ● Risks and opportunities	● Business ethics and legal compliance ● Quality of products and services ● Supply chain reliability and efficiency ● Health and safety ● Sustainability management practices

Engagement Channels and Frequency

●  ETHOSLine 24/7 reporting line

●  Ethics and compliance campaigns

●  Employee experience survey

●  Global and local newsletters

●  Leader email messages and videos

●  HR teams and HR process platforms

●  Open dialogues and meetings with leaders, including townhalls with CEO and Executive Committee Members

●  Sales representatives’ ongoing relationship management

●  Cemex Go digital platform 24/7

●  Regular commercial events

●  Customer satisfaction surveys

●  Satisfaction surveys, service centers, and helplines

●  ETHOSLine 24/7 reporting line

●  Regular meetings, webcasts, and conference calls

●  Quarterly financial updates and guidance

●  Annual integrated and 20-F reports, and mandatory filings

●  Ongoing website updates and press releases

●  Cemex Day investor event

●  Company position papers

● Daily interactions ● Ongoing training and capacity-building programs ● Health and safety and sustainability verification platforms ● Annual Smart Innovation process

Outcomes

●  Understanding of our employees’ needs

●  Talent management strategy

●  Ethics case reports for investigation

●  Learning strategy

●  Safety workplace environment

●  Diversity and Inclusion Policy, committees, and initiatives

●  Participation in external programs on diversity

		● Customer Centricity strategy ● A clear understanding of our customers’ needs and concerns ● Net Promoter Score (NPS) ● Digitalized solutions	● Understanding of financial position, performance, business perspectives, and risks ● Strengthening of Cemex’s ESG practices and metrics ● Enhancement of reporting quality and transparency	● Supplier Sustainability Program for certain suppliers ● Promotion of local suppliers ● Contractor health and safety verifications

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

▶  Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

214

Specific Communication Channels to Engage (Continued)

	Our regular, formal dialogues with our neighboring communities have proven key to building mutual trust. By understanding their expectations, we can review progress and work together toward achieving agreed plans.	We cooperate and engage with governments and policy makers consistent with our values, Code of Ethics and Business Conduct, policies and guidelines, and the law —both directly and through business associations—responsible for regulating and defining relevant policies for our industry.	We actively participate in various global, regional, and national business associations to develop partnerships and promote our core cement, ready-mix concrete, aggregates, and urbanization solutions businesses within the sector.	We build innovative collaboration platforms to find common ground with entities who share our vision of building a better future. To this end, in collaboration with NGOs, we foster global partnerships that are fundamental to delivering value and improving the quality of people’s lives. Furthermore, we engage with leading academic institutions and invest in scientific research that enhances our understanding of how our products can benefit and enhance their environmental, societal, and economic impacts.

Key Collaboration Topics

●  Health and safety

●  Education and capability development

●  Community infrastructure programs and housing

●  Community employability skills and wellbeing

●  Respect for human rights

●  Local employment opportunities

●  Health and safety

●  Business ethics and compliance

●  Climate change and emissions

●  Energy costs, efficiency, and sourcing

●  Circular economy and waste

●  Community infrastructure programs and housing

●  Health and safety

●  Business ethics and compliance

●  Environmental standards

●  Sustainability principles and challenges

●  Increased awareness of our products’ sustainable attributes

●  Industry best-practice sharing

●  ESG performance and disclosure

●  Sustainable cities and communities

●  Energy and climate change solutions

●  Natural resources conservation

●  Circular economy and waste

●  Innovation and business development

●  Public policy and advocacy

Engagement Channels and Frequency

●  Ongoing dialogues with communities

●  Annual open house days at operating sites

●  Ongoing educational programs and training

●  Community infrastructure, volunteering, and social investment initiatives

●  Co-creation of inclusive business programs

		● Company position papers ● Ongoing public policy discussions ● Long-term partnerships ● Working groups ● Periodic plant visits ● Events and conferences ● Annual integrated and 20-F reports	● Periodic meetings ● Annual conferences ● Ongoing working groups and research studies

●  A permanent collaborative research portfolio

●  Subject matter expert participation in internal Cemex lectures (Lighthouse talks)

●  Collaboration on research papers and advisory services

●  Yearly best practices and methodologies playbooks

●  Hackathons co-organized with universities

Outcomes

●  Improvement to community infrastructure and wellbeing

●  Increased participation of women in the local economy

●  Reduced figures of not-in-employment-or-education youth

●  Economic growth in the community

●  Volunteering program

● Successful adaptations to new local, national, and regional regulations ● Creation of joint initiatives that require a multidisciplinary approach, such as ARISE

●  Coordinated initiatives, statements, whitepapers, and communication campaigns

●  Industry best practices sharing

●  Strengthened positioning of cement and concrete as sustainable building materials

●  Compliance with antitrust laws

●  Incremental quality and transparency of Cemex reporting

●  Develop solutions through collaborative projects

●  Build strategic partnerships with NGOs and top universities

●  Awareness of global trends

●  Attract new talent for Cemex

●  Risk and opportunities assessment

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

▶  Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

215

Specific Communication Channels to Engage (Continued)

Communities: Our Engagement Process

Our Community Engagement Process involves active collaboration with the communities where we operate and is structured to identify and manage risks and impacts from our operations.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

▶  Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

216

Cemex University Academies

Institutional Academies: Building Strategic Capabilities

Cemex University’s program portfolio comprises seven Institutional Academies through which we develop employees on Cemex’s strategic priorities. They are designed to offer flexibility between traditional in-person training and best-in-class digital learning platforms.

Empowers leaders to understand and assume their responsibility and duty to transmit a health and safety culture and practices to their teams.	Helps sales managers and executives prepare to hold successful commercial interactions with customers, in alignment with Cemex’s commitment to customer centricity and Commercial Model.

Promotes the integration of ethics and compliance into daily activities by building awareness around confidentiality, unconscious bias, workplace harassment, conflict of interest, anti-corruption, and fraud prevention.

Trains participants to work together across functional domains of the supply chain to align the organization toward the delivery of a superior customer experience.

Helps employees understand the factors that are driving the company’s digital transformation, as well as the new ways of working and underlying technologies that help achieve Cemex’s digital vision, accelerate growth, and deliver value to customers.	Supports Cemex’s commitment to operational excellence by reinforcing in all future plant managers the production, maintenance, quality, and environmental aspects involved in successfully managing cement plants and their teams.

Designed to support the company’s sustainability goals, this Academy, launched in 2022, is currently providing a common understanding of the environmental challenges we face and Cemex’s agenda to address these challenges and is reinvigorating our commitment to sustainability throughout the organization.

Our Leadership Development Programs—CONNECT, THRIVE, IGNITE, Talent Conversations, and Leader-To-Leader—allow us to support new managers, newly appointed directors, and top-tier executives to have a successful transition and development in their roles.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

▶  Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

217

governance & policies

Cemex’s Board of Directors Skills Matrix

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

▶  Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

218

Board of Directors’ Skill Set Connectivity in Managing Risk Factors

1. Uncertain Economic Conditions

Relation to the Board of Directors’ Skillset: In today’s globalized environment, economic uncertainty poses a significant risk to the Company’s business, financial condition, liquidity, and results of operations. Our Board of Directors’ members can manage threats related to uncertain economic conditions based on their expertise in Global Affairs, Public Affairs, Economics and Finance, Business Strategy, Supply Chain, Logistics, Sales, and Research and Development. Their expertise in the areas above allows them to address different scenarios, strategize, and make complex decisions that could mitigate these conditions’ impact on our operations and business.

2. Changes in Competitive Landscape

Relation to the Board of Directors’ Skillset: Operating in an evolving and highly competitive landscape represents a risk to the Company’s business, financial condition, liquidity, and results of operations if the Company fails to compete effectively. Some of our Board of Directors’ members have expertise in Business Strategy, Mergers and Acquisitions, Entrepreneurship, Research and Development, Construction and Business Materials, Supply System, Supply Chain, Logistics, and Energy. Such skills and their professional trajectory allow them to provide weighted opinions regarding risks in the possible changes within the competitive landscape of the building and construction materials industry.

3. Political Uncertainty

Relation to the Board of Directors’ Skillset: Political uncertainty, upcoming elections, and social instability may arise in the countries where we operate. Our Board of Directors’ members can adapt to changes in economic, political, and social conditions in the countries where we operate based on their expertise in Administration, Global Affairs, Public Affairs, Economics and Finance, Regulatory and Legal Matters, and Ethics and Compliance. This allows our Board of Directors to reasonably address political risks and changes in social conditions that may arise in the countries where we operate.

4. Unexpected Escalation of a Geopolitical Conflict

Relation to the Board of Directors’ Skillset: As a global company, increasing geopolitical tensions pose a risk to the Company’s business, financial condition, liquidity, and results of operations. Our Board of Directors’ members can analyze and react to current and developing geopolitical conflicts, as some of the members have previous background experience in Global Affairs, Public Affairs, Economics and Finance, Corporate Risk Management Operation and Supervision, and Supply Chain. Their collective experience allows them to address the impact that new and ongoing conflicts and tensions could have on our business, financial condition, liquidity, and results of operations.

5. Environmental, Social, and Governance (ESG) Risks

Relation to the Board of Directors’ Skillset: In addition to the Board of Directors’ Sustainability, Climate Action, Social Impact, and Diversity Committee which oversees a substantial array of ESG-related issues, our Board of Directors collectively possesses extensive experience in ESG practices, both within and outside the construction building materials industry. From an “E” perspective, our Board of Directors’ knowledge in Climate Change Risk Assessment, Climate Change Mitigation and Adaption Strategies, CO2 Emissions Reduction Targets and Programs, Green Technologies, Renewable Energy Solutions and/or Circular Economy, and Climate Change Advocacy and Initiatives and Partnerships, prepares Cemex towards a just transition into sustainable practices. Furthermore, our Board of Directors’ proficiency extends to the “S” aspect as well, covering skills related to Diversity, Equity and Inclusion, Human Rights in Supply Chain Due Diligence, General Philanthropic Efforts or Charitable Work, Community Engagement and Social Impact Projects. As for the “G” aspect, our Board of Directors has expertise on matters related to Cybersecurity and/or Risk Management Threats, Ethics and Compliance, Sustainable and Green Finance, Data Privacy, and Corporate Governance and Board Roles. The collective skills and experience of our Board of Directors’ members across various ESG-related domains position our Company to navigate new challenges and adapt to evolving regulations and best practices, stakeholder expectations, and other pertinent factors.

6. Climate-related Risks

Relation to the Board of Directors’ Skillset: Climate-related risks prevail throughout our operations. Carbon emissions regulations in different jurisdictions, technological, market, and reputational transitions, as well as acute or chronic physical risks can all materialize and have adverse impacts on our business, financial condition, liquidity, and results of operations. Our Board of Directors’ members are prepared with a set of skills that include general ESG-Related Legal and Regulatory Frameworks, Trends, and Compliance to Climate Change Risk Assessment, Climate Change Mitigation and Adaptation Strategies, CO2 Emissions Reduction Targets and Programs, Climate Change Advocacy Initiatives and Partnerships, and Green Technologies Renewable Energy Solutions and/or Circular Economy. This skillset provides Cemex with helpful insight to address these risks associated with climate change, environmental challenges, and pressure from our stakeholders to continue evolving towards becoming a more sustainable company and be on track with Cemex’s emissions reduction targets.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

▶  Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

219

7. Regulatory and Compliance Requirements

Relation to the Board of Directors’ Skillset: Cemex is subject to different jurisdictions across the countries it operates in, with their own laws and regulations. Members of our Board of Directors garner skills in areas such as Public Affairs, Investor Relations, Human Resources, Labor Matters and Executive Compensation Structures and Transparency, Energy, Telecommunications, Human Rights in Supply Chain Due Diligence, Cybersecurity and/or Risk Management Threats, Ethics and Compliance, Sustainable and Green Finance, Data Privacy, and particularly ESG Matters-Related Legal and Regulatory Frameworks and Trends and Compliance and Regulatory and Legal Matters, all of which entail insight seeking that Cemex is aligned with and striving to comply with applicable laws and compliance requirements.

8. Financial Risks

Relation to the Board of Directors’ Skillset: A financial environment characterized by uncertainty represents a risk to our business, financial condition, liquidity, and results of operations. Several members of the Board of Directors possess skills that are crucial in this environment, such as Administration, Global Affairs, Public Affairs, Corporate Risk Management Operation and Supervision, Business Strategy, Investor Relations, Sales, Economics and Finance, and Sustainable and Green Finance. These skills allow the Company to manage global and domestic financial risks.

9. Energy Price Volatility Including Alternative Fuels

Relation to the Board of Directors’ Skillset: High and volatile energy prices, including those of alternative fuels used by Cemex, may significantly impact our cost structure. Our Board of Directors includes individuals with expertise spanning various domains that can aid Cemex in anticipating and reacting to fluctuations in energy prices, including those in alternative fuels. These areas of expertise include, but are not limited to Business Strategy, Energy, Supply System, Climate Change Mitigation and Adaptation Strategies, Global Affairs, Logistics, Research and Development, among others.

10. Lower Availability or Increased Cost of Raw Materials

Relation to the Board of Directors’ Skillset: Certain raw materials that may be scarce or expensive are essential for our business operations. Within our Board of Directors, various members possess expertise in Construction and Building Materials, Energy, Procurement, Logistics, Supply Chain, Manufacturing, Sales, and Supply System. This expertise enables Cemex to manage the risk associated with potential shortages or rising costs of our key raw materials.

11. Cyberthreats and Information Technology Risks

Relation to the Board of Directors’ Skillset: As the world advances towards digitalization and we execute our digital transformation initiative, Working Smarter, integrating digital technologies into operations brings about increased risks in information technology and third-party reliance and heighten exposure to risks. Our Board of Directors has expertise in Cybersecurity and/or Risk Management Threats, Data Privacy, Administration and Risk Management, Corporate Risk Management Operation and Supervision, Global Affairs, Sales, Telecommunications, as well as other related fields. This allows the Company to work on anticipating and tackling cybersecurity and information technology risks.

12. Operational Disruption Due to Different Interests from Stakeholders

Relation to the Board of Directors’ Skillset: Several members of our Board of Directors bring to the table a set of skills in different areas that encompass overall the different interests our stakeholders may have in Cemex, including but not limited to the expertise in areas such as Corporate Risk Management Operation and Supervision, Experience and Best Practices in ESG Matters in the construction building materials industry, Branding and Marketing, Corporate Governance, Media Communications, Diversity Equity and Inclusion, Entrepreneurship, Climate Change Risk Assessment, Global Affairs, Public Affairs, Human Rights in Supply Chain Due Diligence, Investor Relations, and Community Engagement and Social Impact Projects. All of this helps Cemex in complying, to the best of its efforts, with its stakeholders’ expectations and allows Cemex to better communicate with interest groups and other related parties.

13. Health and Safety Risks

Relation to the Board of Directors’ Skillset: Activities in our business that are not executed responsibly might be dangerous and lead to injuries, illnesses, or even fatalities. Members of our Board of Directors have expertise in Health & Safety matters, as well as in Human Resources, Labor Matters and Executive Compensation Structures and Transparency, and Human Rights in Supply Chain Due Diligence, that allow for insight striving to protect the health and safety of our employees in all our operations and prevent any accidents or fatalities.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

▶  Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

220

14. Talent Attraction and Retention

Relation to the Board of Directors’ Skillset: A specialized workforce is an invaluable asset for companies around the globe, and therefore attracting, hiring, and retaining talent is a significantly relevant task for Cemex. The members of our Board of Directors may provide key insights in human resources programs with the expertise gathered in Business Strategy, Human Resources, Labor Matters, Executive Compensation Structures and Transparency, Health and Safety, ESG Matters-focused training and education, Human Rights in Supply Chain Due Diligence, Diversity, Equity and Inclusion, and Ethics and Compliance, to attract a specialized workforce and retain their talent.

15. Pandemic, Epidemic, or any Other Public Health Threat

Relation to the Board of Directors’ Skillset: As the global population grows, new public health threats pose a risk to the Company’s employees and operations. Our Board of Directors’ members can analyze and react to new public health threats as some of the members have previous background experience in Global Affairs, Corporate Risk Management Operation and Supervision, Supply Chain, Logistics, Procurement, Health and Safety, and Healthcare. The foregoing also allows them to design and implement, as well as to adhere to or adapt, contingency plans that allow for business continuity.

16. Industry Disruptions by Emerging Technologies or Alternative Solutions

Relation to the Board of Directors’ Skillset: Amidst a rapidly changing industry marked by emerging technologies, failure to adapt our business model to potential industry disruptors could pose a risk to our capacity to compete and our business, financial condition, liquidity, and results of operations. In this environment, the ability of our Board of Directors to seek resilient and alternative solutions to potential disruptions is an indispensable skill. To do so, in addition to experience on other boards of directors, some of the most relevant areas of expertise of our Board of Directors include Administration, Corporate Risk Management Operation and Supervision, Business Strategy, Entrepreneurship, Research and Development, Construction and Building Materials, Energy, Media and Communication, Telecommunications, Green Technologies, Renewable Energy Solutions and/or Circular Economy, and Cybersecurity and/or Risk Management Threats. This skillset allows them to address potential industry disruptions and seek the implementation of new technologies, processes, materials, and solutions in our Company.

17. Just Transition: Collateral Impacts from Transitioning to a Low Carbon Economy

Relation to the Board of Directors’ Skillset: As society transitions towards a low carbon economy, the adoption of more environmentally and socially responsible practices by all stakeholders has become crucial. The members of our Board of Directors, through their experience in other boards of directors, as well as their expertise in Business Strategy, Mergers and Acquisitions, Entrepreneurship, Research and Development, Construction and Building Materials, Supply System, Supply Chain, Logistics, Energy, Climate Change Risk Assessment, Climate Change Mitigation and Adaptation Strategies, CO2 Emissions Reduction Targets and Programs, and Green Technologies, Renewable Energy Solutions, and Circular Economy, possess the necessary skillset to drive further Cemex’s commitment to become a net-zero CO2 company by 2050.

18. Inadequate Governance and Implementation of AI

Relation to the Board of Directors’ Skillset: The increasing extent to which AI can develop, limited AI-governance efforts, the potential misuse of AI by bad actors and other AI-related issues can pose several risks to our business, financial condition, liquidity, and results of operations, many of which we may not have identified yet due to the recent breakthroughs in AI. Skills such as Global Affairs, Corporate Risk Management Operation and Supervision, Research and Development, Media and Communications, Telecommunications, and in Cybersecurity and risk management threats allow the Board of Directors to discern the implications and better position the Company to face risks posed by AI.

19. Intensification of Cost-of-Living Concerns

Relation to the Board of Directors’ Skillset: Social unrest, higher business expenses and other issues that may result from increased cost-of-living in the places where we operate could potentially affect our business, financial condition, liquidity, and results of operations. The Board of Directors contributes to mitigate this risk with skills such as Administration, Global Affairs, Public Affairs, Business Strategy, Investor Relations, Sales, Supply Chain, Logistics, Manufacturing, Procurement, Media and Communication, Green Technologies, renewable energy solutions, and circular economy, and Community Engagement and social impact projects. The Board of Directors also aims to allow the Company to provide fair compensation to employees and maintain competitive prices for its products and services through strategies and structured plans.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

▶  Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

221

Human Rights: Our Policies and Processes

Cemex Policies and Guidelines

Our policies enable us to implement and safeguard our Human Rights commitments. We expect our employees, suppliers, contractors, and other business partners to consistently abide by applicable policies and procedures wherever we operate. We strive to engage with third parties who are able to meet our Human Rights principles and practices.

Cemex Global Policy*	Human Rights Components and/ or Practices

Human Rights Policy

●  We seek to support and respect the protection of internationally proclaimed human rights principles, as expressed in the International Bill of Human Rights and the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work. This commitment extends to Cemex employees, directors, officers, and our business partners. The policy also includes a description of our Human Rights Due Diligence approach to procure the identification, mitigation, and prevention of adverse human rights impacts.

Social Impact Policy

●  We seek to foster social accountability and sustainability by considering the probable consequences of our commitments to stakeholders, including employees, third parties, communities, and the environment.

●  Our policy sets clear objectives, indicators for social impact assessment, and guidelines for ethical conduct and corporate social responsibility, including the Community Engagement Management process.

Health and Safety Policy

●  We aim to provide a safe workplace for employees and contractors by adhering to company policies, the Health & Safety Management System, and applicable local laws. We strive to achieve zero injuries by fostering a positive health and safety culture, whereby individuals look after the health and safety of each other. The policy includes the Health & Safety Management System among its key components.

Public Affairs and Stakeholder Engagement Policy

●  We strive to build mutually beneficial relationships with our stakeholders and communities.

●  We are committed to engaging our stakeholders in an ongoing and transparent way.

●  We seek to create value for society through our core business activities.

Code of Ethics and Business Conduct

●  We encourage our Board of Directors and employees, as well as third parties such as customers, suppliers, and contractors to act with integrity and uphold our values.

●  Our Code of Ethics and Business Conduct promotes that our employees act with integrity, honesty, and transparency in their dealings with third parties, colleagues, and other stakeholders. Our Code also establishes the respect and support of the protection of internationally proclaimed human rights principles.

Code of Conduct When Doing Business with Us

●  We aim for our suppliers to abide by workers’ freedom of association and non-retaliation rights, to not use any work that is performed under threat of penalty, including forced overtime, human trafficking, debt bondage, forced prison labor, slavery or servitude, to provide a safe and healthy workplace for employees and contractors, to uphold fair and decent working conditions, to avoid the employment of children below the legal minimum age, and to make no distinctions on grounds of discrimination.

Global Policy for Third Parties

●  Our Global Policy for Third Parties sets out principles and guidelines we expect third parties to abide by, as well as the general provisions on the due diligence procedures that third parties are required to undergo to conduct business with Cemex.

Global Workplace Diversity, Equity, and Inclusion Policy

●  We aim to foster an encouraging environment for individual growth, where personal talent and merit are always recognized, diversity is valued, and equity and inclusiveness are promoted.

●  Our Global Workplace Diversity, Equity, and Inclusion Policy establishes principles and commitments with the objective of enriching the workplace by enforcing diversity, equity, and inclusion.

●  We intend for third parties with whom we have a commercial relationship to also comply with the principles and standards reflected in our policy.

*Does not include all of our policies.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

▶  Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

222

Human Rights: Our Policies and Processes (Continued)

Cemex Global Policy	Human Rights Components and/ or Practices

Global Workplace Non- Discrimination, Non- Harassment, Non-Bullying and Non-Retaliation Policy

●  We expect Cemex employees and applicable third parties to be treated with dignity, respect, and freedom from discrimination, harassment, retaliation, and bullying in all work-related circumstances. Third parties in commercial relationships with us are also required to adhere to this policy and its principles.

Environmental Policy

●  We actively pursue a pollution prevention policy, aiming to apply the best available techniques to minimize operational impact.

●  We strive to comply with company policies, procedures, and applicable local laws and regulations.

●  We seek to maximize our energy and resource efficiency, lowering carbon intensity, and reducing emissions by managing energy use, water consumption, and waste generation.

●  Responsible land management within our operations aims to protect ecosystems and biodiversity, contributing to nature conservation.

●  We seek to provide training with the objective of appropriately managing the environmental aspects of our operations.

Water Policy	● We are committed to minimizing our impact on water resources across three key aspects: resource availability, quality, and ecosystem integrity.

Biodiversity Policy

●  We strive to integrate biodiversity initiatives seamlessly into our business model, considering the identification, assessment, and management of biodiversity values in our decision-making processes and management systems throughout the lifecycles of sites.

Data Protection and Privacy Policy

●  We strive to comply with all applicable laws protecting the personal data of customers, suppliers, business partners, and employees.

●  We believe that processing personal data should always be made for lawful purposes.

●  Data subjects are entitled to a reasonable expectation of privacy in the processing of their data.

Global Anti-Corruption Policy

●  This global policy applies to all Cemex directors, officers, and employees, regardless of where they reside or conduct business; Cemex subsidiaries, affiliates, and third-party relationships over which Cemex has control, including joint ventures; and, all agents, consultants, business partners, and other third-party representatives when they act on Cemex’s behalf.

●  We seek to comply with applicable anti-corruption laws.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

▶  Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

223

Human Rights: Our Policies and Processes (Continued)

Salient Human Rights and Action Plans

We continue to make significant progress in developing and implementing preventive measures to avoid adverse human rights impacts in our operations, focusing on the top five salient human rights identified in our Human Rights Self-Assessment.

Top Five Salient Human Rights	Potentially Impacted Stakeholders	2023 Initiatives and Achievements
Work-life balance	Employees Suppliers and Contractors

●  We have implemented a monitoring system to track workdays, overtime hours, and ensure appropriate working conditions within our Health & Safety Management System.

●  We have developed training programs to raise awareness of maintaining a healthy work-life balance.

●  The Workforce Experience survey revealed opportunities for improvement.

Data Privacy	Employees Suppliers and Contractors Customers

●  We have introduced a training course on data privacy to enhance comprehension of regulations, data protection, and how to ensure compliance.

●  We have implemented local initiatives, such as offering courses and materials on data privacy, along with awareness campaigns, to enhance comprehension and adherence to our Global Data Protection and Privacy Policy.

Security Arrangements	Employees Suppliers and Contractors Local Communities	● We have implemented a Security Risk Agenda aligned with the company’s Strategic Risk Agenda..
Community Engagement	Employees Suppliers and Contractors Local Communities

●  We have updated the digital platform that supports us in managing the community engagement process, enabling us to track findings, action plans, and performance indicators more effectively.

●  Our plans are conceived locally through a participative process based on regular dialogues via multi-disciplinary Community Engagement Committees, which play a key role in designing, implementing, and evaluating our community engagement efforts.

Human Rights Awareness	Employees Suppliers and Contractors Customers Local Communities

●  We have made significant progress in drafting our Human Rights Guidelines, which intend to be a manual for employees to understand our human rights approach and processes.

●  We participated in the UN Global Compact Supplier Impact Program focused on promoting the UN Global Compact principles for sustainable development.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

▶  EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

224

EU Taxonomy

The European Union (EU) Taxonomy is a classification system established by the EU Taxonomy Regulation to define environmentally sustainable economic activities. It is a tool to help channel private investment towards the transition to a more sustainable economy.

The Taxonomy is based on six environmental objectives: climate change mitigation, climate change adaptation, sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control, and protection and restoration of biodiversity and ecosystems.

For an economic activity to be considered environmentally sustainable under the Taxonomy, it must contribute substantially to one or more of these six objectives, not significantly harm any of the other objectives, and meet minimum social safeguards. Technical Screening Criteria (TSC) have been developed in order to set out how these requirements are to be applied in detail, pursuant to various Commission Delegated Regulations (Delegated Acts) adopted under the Taxonomy Regulation.

The Taxonomy Regulation requires non-financial undertakings that are required to report under the EU’s Corporate Sustainability Reporting Directive to disclose how and to what extent the undertaking’s activities are associated with economic activities that are environmentally sustainable and in particular the proportion of their turnover which is derived from products or services associated with economic activities that qualify as environmentally sustainable and the proportion of their capital expenditure (CapEx) and operating expenditure (OpEx) which is related to assets or processes associated with economic activities that are environmentally sustainable.

Although Cemex is currently not legally required to report under the Taxonomy Regulation or the Corporate Sustainability Reporting Directive, Cemex entered into an agreement with a third-party advisor in 2022 to work on providing Taxonomy-related disclosures, aiming to ensure that our stakeholders understand the extent to which Cemex’s activities are aligned with the Taxonomy.

Cemex has identified its core activity “manufacture of cement”, as well as “material recovery from non-hazardous waste”, as Taxonomy-eligible under the climate change mitigation objective. “Material recovery from non-hazardous waste” relates to construction and operation of facilities for the sorting and processing of separately collected non-hazardous waste streams into secondary raw materials. Additionally, for the objective of “transition to a circular economy”, Cemex engages in “sorting and material recovery of non-hazardous waste”. Other economic activities that Cemex carries out, such as the production of aggregates and ready-mixed concrete and certain other businesses, do not fall within activities that are currently eligible under the Taxonomy. Finally, we have reported on certain other Cemex activities in respect of the climate change mitigation objective, but only in respect of their contribution to Cemex CapEx. These activities are primarily “electricity generation from renewable power” and “freight transport services by road”.

Turnover

Turnover is defined as the sales generated by all activities of the company, as shown in Cemex’s Financial Statements (referred to in the relevant Delegated Act as the denominator). The turnover generated by the eligible and aligned activities is then calculated for the reporting year (referred to in the relevant Delegated Act as the numerator).

The total Cemex turnover under the Taxonomy stands at US$17,388 million, with the proportion of turnover eligible under the Taxonomy being US$7,678 million (44.16%) for the cement business, US$34 million (0.19%) for circular activities embedded in our aggregates business, and US$4 million (0.02%) for urbanization solutions. The proportion of turnover aligned with the Taxonomy is US$702 million (4.04%) for cement, and US$3 million (0.02%) for aggregates, and US$2 million (0.01%) for urbanization solutions.

	In Million US Dollars	Percentage (%)

Taxonomy Non-eligible Turnover	9,672	55.63%

Taxonomy-eligible but not aligned Turnover	7,008	40.30%

Taxonomy-eligible and aligned Turnover	707	4.07%

Total Turnover	17,388	100%

Capital Expenditure (CapEx)

In respect of CapEx, the Taxonomy (in overview) requires that Cemex reports the proportion of Taxonomy eligible and aligned CapEx (referred to in the relevant Delegated Act as the numerator) compared to general CapEx (referred to in the relevant Delegated Act as the denominator).

The definition of CapEx under the Taxonomy differs from the definition of CapEx used by Cemex in its financial statements. CapEx pursuant to the Taxonomy is defined in the relevant Delegated Act as fixed assets plus intangible assets, which, in our case, include deferred charges in the financial statements

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

▶  EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

225

EU Taxonomy (Continued)

plus business combinations during the fiscal year. The denominator corresponds to Cemex group’s total CapEx, which includes investments in intangible assets, investments in property, machinery and equipment, and investments in right-of-use assets. CapEx includes the work carried out by the company for its fixed assets and capitalized financial expenses. The numerator comprises the portion of CapEx included in the denominator that pertains to assets or processes associated with eligible economic activities. This also includes assets that are part of a plan to expand the economic activities aligned with the Taxonomy or to facilitate the alignment of economic activities eligible under the Taxonomy in the future, in this case by 2030 even though a ten-year period is justified on the CapEx plan conditions set forth in the relevant Delegated Act.

Total CapEx calculated pursuant to the Taxonomy Regulation amounts to US$1,689 million. Within this amount, US$647 million (38.29%) is allocated to Taxonomy-eligible CapEx for our cement business -including US$7 million (0.41%) for the CapEx plan-, US$13 million (0.78%) for circular activities in our urbanization solutions business -including US$1 million (0.04%) for the CapEx plan-, and US$1 million (0.04%) for electricity generation using solar photovoltaic technology and freight transport services by road. The portion of CapEx aligned with the Taxonomy constitutes US$61 million (3.60%) for cement, US$13 million (0.78%) for urbanization solutions, and US$1 million (0.04%) for the other activities previously mentioned. These aligned CapEx figures encompass US$75 million from property, machinery, and equipment additions, right-of-use assets, and intangible assets incurred during the fiscal year prior to depreciation, amortization, and any new valuations, including those arising from revaluations and impairments, for the fiscal year, excluding fair value changes. Leases not leading to the recognition of a right-of-use asset are not classified as CapEx under the Taxonomy.

	In Million US Dollars	Percentage (%)
Taxonomy Non-eligible CapEx	1,028	60.89%
Taxonomy-eligible but not aligned CapEx	586	34.69%
Taxonomy-eligible and aligned CapEx	75	4.42%
Total CapEx Pursuant to Taxonomy	1,689	100%

Operational Expenditure (OpEx)

In respect of OpEx, the Taxonomy (in overview) requires that Cemex reports the proportion of Taxonomy eligible and aligned OpEx (referred to in the relevant Delegated Act as the numerator) compared to general OpEx (referred to in the relevant Delegated Act as the denominator).

OpEx, as defined under the Taxonomy, also has a different definition to OpEx in respect of Cemex’s financial statements. Under the Taxonomy, OpEx is defined as non-capitalized direct costs that relate to research and development, building renovation measures, short-term leases, maintenance and repairs, as well as other direct expenditures related to the day-to-day maintenance of property, machinery, and equipment, by the company or a third party to whom activities are outsourced, and which are necessary to ensure the continuous and effective functioning of those assets.

For 2023, the total OpEx calculated pursuant to the Taxonomy amounted to US$1,206 million. Within this figure, Taxonomy-eligible OpEx was identified as US$620 million (51.41%) for cement.

Regarding the Taxonomy-eligible research and development expenditure in the cement sector, direct allocation to specific Taxonomy-aligned plants was not feasible. Therefore, such expenditure was allocated proportionally among all plants using a metric based on total cement production. Furthermore, OpEx figures are not available for all Construction, Demolition and Excavation Waste (CDEW) sites, so the information regarding these sites has not been considered.

In summary, US$54 million (4.45%) of OpEx for our cement business, was aligned with the Taxonomy. These aligned expenditures consist of research and development costs, maintenance and repair expenses (internal & external), and short-term leases.

	In Million US Dollars	Percentage (%)

Taxonomy Non-eligible OpEx	586	48.59%

Taxonomy-eligible but not aligned OpEx	566	46.96%

Taxonomy-eligible and aligned OpEx	54	4.45%

Total OEx Pursuant to Taxonomy	1,206	100%

Cemex methodology and progress

Disclosures were prepared on a consolidated level for the entire Group, and activities outside the EU were evaluated in the same way as activities within the EU. Turnover, CapEx, and OpEx were gathered at the site level and then distributed proportionally to product-level production for the relevant activity. We excluded white cement/clinker production, as there are no applicable TSC. We also excluded trading activities and grinding facilities producing cement with external clinker. Additionally, OpEx figures are not available for all Construction, Demolition and Excavation Waste (CDEW) facilities, so the information on these sites has not been considered.

The stringency of the Taxonomy means that we expect further Taxonomy alignment of our activities gradually over time. We envisage that the outcome of our initial Taxonomy reporting will reflect the fact that some operations in regions outside of Europe will face challenges due to the lack of strong regulatory frameworks in those jurisdictions.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

▶  EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

226

 EU Taxonomy (Continued)

 Proportion of turnover from products or services associated with Taxonomy-aligned economic activities – disclosure covering year 2023

1. Y – Yes, Taxonomy-eligible and Taxonomy-aligned activity with the relevant environmental objective N – No, Taxonomy-eligible but not Taxonomy-aligned activity with the relevant environmental objective N/EL – Not eligible, Taxonomy-non-eligible activity for the relevant environmental objective.

2. EL – Taxonomy-eligible activity for the relevant objective N/EL – Taxonomy-non-eligible activity for the relevant objective.

3. Enabling activities: Activities that enable other activities to make a substantial contribution to one or more of the objectives, and where that activity; and a) does not lead to a lock-in in assets that undermine long-term environmental goals, considering the economic lifetime of those assets;and b) has a substantial positive environmental impact on the basis of lifecycle considerations.

4. Transitional activities must contribute to climate change mitigation and a pathway to keeping global warming in line with Paris Agreement commitments. Transitional activities only qualify where the following criteria are met: a) There are no technologically or economically feasible low-carbon alternatives; b) Green House Gas emission levels correspond to the best performance in the sector or industry; and c) The activity does not lead to carbon lock-in or hamper the development and deployment of low-carbon alternatives.

2023 Substantial Contribution Criteria1,2 DNSH criteria activity of enabling Change Change Economy Change Change Economy Code Turnover Proportion Turnover Climate Mitigation (CCM) Climate Adaptation (CCA) Water (WTR) Pollution (PPC) Circular (CE) Biodiversity (BIO) Climate Mitigation (CCM) Climate Adaptation (CCA) Water (WTR) Pollution (PPC) Circular (CE) Biodiversity (BIO) Minimum Safeguards Category activity Category transitional Economic activities Million Y; N; N/ Y; N; N/ Y; N; N/ Y; N; N/ Y; N; N/ Y; N; N/ % Y;N Y;N Y;N Y;N Y;N Y;N Y;N F T USD EL EL EL EL EL EL A. Taxonomy-Eligible Activities A.1. Enviromentally sustainable activities (Taxonomy-aligned) Manufacture of cement CCM 702 4.04% Y N N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y T 3.7 Sorting and material recovery of non-hazard-CE 2.7 5 0.03% N/EL N/EL N/EL N/EL Y N/EL Y Y Y Y Y Y Y ous waste Turnover of enviromentally sustaible activities 707 4.07% 4.04% 0.00% 0.00% 0.00% 0.03% 0.00% (Taxonomy-aligned) (A.1) Of which Enabling3 0 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% Of which Transitional4 702 4.04% 4.04% 0.00% 0.00% 0.00% 0.00% 0.00% A.2 Taxonomy-Eligible but not enviromentally sustainable activities (not Taxonomy aligned activities) Manufacture of cement CCM 6,976 40.12% EL EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y T 3.7 Sorting and material recovery of non-hazard-CE 2.7 32 0.19% N/EL N/EL N/EL N/EL Y N/EL Y Y Y Y Y Y Y ous waste Turnover of Taxonomy eligible but not environmentally 7,008 40.30% 40.12% 0.00% 0.00% 0.00% 0.19% 0.00% sustainable activities (not Taxonomy-aligned activities) (A.2) A. Turnover of Taxonomy eligible activities 7,715 44.37% 44.16% 0.00% 0.00% 0.00% 0.21% 0.00% (A.1+A.2) B. Taxonomy Non-eligible activities Turnover of Taxonomy non-eligible activities 9,672 55.63% TOTAL (A+B) 17,388 100.00%

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

▶  EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

227

 EU Taxonomy (Continued)

 Proportion of CapEx from products or services associated with Taxonomy-aligned economic activities – disclosure covering year 2023

1. Y – Yes, Taxonomy-eligible and Taxonomy-aligned activity with the relevant environmental objective N – No, Taxonomy-eligible but not Taxonomy-aligned activity with the relevant environmental objective N/EL – Not eligible, Taxonomy-non-eligible activity for the relevant environmental objective.

2. EL – Taxonomy-eligible activity for the relevant objective N/EL – Taxonomy-non-eligible activity for the relevant objective.

3. Enabling activities: Activities that enable other activities to make a substantial contribution to one or more of the objectives, and where that activity; and a) does not lead to a lock-in in assets that undermine long-term environmental goals, considering the economic lifetime of those assets; and b) has a substantial positive environmental impact on the basis of lifecycle considerations.

4. Transitional activities must contribute to climate change mitigation and a pathway to keeping global warming in line with Paris Agreement commitments. Transitional activities only qualify where the following criteria are met: a) There are no technologically or economically feasible low-carbon alternatives; b) Green House Gas emission levels correspond to the best performance in the sector or industry; and c) The activity does not lead to carbon lock-in or hamper the development and deployment of low-carbon alternatives.

2023 Substantial Contribution Criteria1,2 DNSH criteria -CapEx of enabling transition Change Change Economy Change Change Economy ) activity (BIO) Climate Adaptation CCA Code CapEx Proportion Climate Mitigation (CCM) Climate Adaptation (CCA) Water (WTR) Pollution (PPC) Circular (CE) Biodiversity Mitigation (CCM) Climate ( Water (WTR) Pollution (PPC) Circular (CE) Biodiversity (BIO) Minimum Safeguards Category activity Category al Million Y; N; N/ Y; N; N/ Y; N; N/ Y; N; N/ Y; N; N/ Y; N; N/ Economic activities % Y;N Y;N Y;N Y;N Y;N Y;N Y;N F T USD EL EL EL EL EL EL A. Taxonomy Eligible Activities A.1. Enviromentally sustainable activities (Taxonomy-aligned) Manufacture of cement CCM 3.7 61 3.60% Y N N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y T Sorting and material recovery of non-hazardous CE 2.7 13 0.78% N/EL N/EL N/EL N/EL Y N/EL Y Y Y Y Y Y Y waste Electricity generation using solar photovoltaic CCM 4.1 1 0.03% Y N N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y technology Freight transport services by road CCM 6.6 0 0.01% Y N N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y T CapEx of enviromentally sustaible activities 75 4.42% 3.64% 0.00% 0.00% 0.00% 0.78% 0.00% (Taxonomy-aligned) (A.1) Of which Enabling3 0 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% Of which Transitional4 61 3.61% 3.61% 0.00% 0.00% 0.00% 0.00% 0.00% A.2 Taxonomy-Eligible but not enviromentally sustainable activities (not Taxonomy aligned activities) Manufacture of cement CCM 3.7 586 34.69% EL EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y T Sorting and material recovery of non-hazardous CE 2.7 0 0.00% N/EL N/EL N/EL N/EL Y N/EL Y Y Y Y Y Y Y waste Electricity generation using solar photovoltaic CCM 4.1 0 0.00% EL EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y technology Freight transport services by road CCM 6.6 0 0.00% EL EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y T CapEx of Taxonomy eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) 586 34.69% 34.69% 0.00% 0.00% 0.00% 0.00% 0.00% (A.2) A. CapEx of Taxonomy eligible activities 661 39.11% 38.33% 0.00% 0.00% 0.00% 0.78% 0.00% (A.1+A.2) B. Taxonomy Non-eligible activities CapEx of Taxonomy non-eligible activities 1,028 60.89% TOTAL (A+B) 1,689 100.00%

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

▶  EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

228

 EU Taxonomy (Continued)

 Proportion of OpEx from products or services associated with Taxonomy-aligned economic activities – disclosure covering year 2023

1. Y – Yes, Taxonomy-eligible and Taxonomy-aligned activity with the relevant environmental objective N – No, Taxonomy-eligible but not Taxonomy-aligned activity with the relevant environmental objective N/EL – Not eligible, Taxonomy-non-eligible activity for the relevant environmental objective.

2. EL – Taxonomy-eligible activity for the relevant objective N/EL – Taxonomy-non-eligible activity for the relevant objective.

3. Enabling activities: Activities that enable other activities to make a substantial contribution to one or more of the objectives, and where that activity; and a) does not lead to a lock-in in assets that undermine long-term environmental goals, considering the economic lifetime of those assets; and b) has a substantial positive environmental impact on the basis of lifecycle considerations.

4. Transitional activities must contribute to climate change mitigation and a pathway to keeping global warming in line with Paris Agreement commitments. Transitional activities only qualify where the following criteria are met: a) There are no technologically or economically feasible low-carbon alternatives; b) Green House Gas emission levels correspond to the best performance in the sector or industry; and c) The activity does not lead to carbon lock-in or hamper the development and deployment of low-carbon alternatives.

2023 Substantial Contribution Criteria1,2 DNSH criteria of activity Change Change Economy Change Change Economy (WTR) Pollution Mitigation Code OpEx Proportion OpEx Climate Mitigation (CCM) Climate Adaptation (CCA) Water (PPC) Circular (CE) Biodiversity (BIO) Climate (CCM) Climate Adaptation (CCA) Water (WTR) Pollution (PPC) Circular (CE) Biodiversity (BIO) Minimum Safeguards Category enabling Category transitional activity Million Y; N; N/ Y; N; N/ Y; N; N/ Y; N; N/ Y; N; N/ Y; N; N/ Economic activities % Y;N Y;N Y;N Y;N Y;N Y;N Y;N F T USD EL EL EL EL EL EL A. Taxonomy Eligible Activities A.1. Enviromentally sustainable activities (Taxonomy-aligned) Manufacture of cement CCM 3.7 54 4.45% Y N N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y T OpEx of enviromentally sustaible activities 54 4.45% 4.45% 0.00% 0.00% 0.00% 0.00% 0.00% (Taxonomy-aligned) (A.1) Of which Enabling3 0 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% Of which Transitional4 54 4.45% 4.45% 0.00% 0.00% 0.00% 0.00% 0.00% A.2 Taxonomy-Eligible but not enviromentally sustainable activities (not Taxonomy aligned activities) Manufacture of cement CCM 3.7 566 46.96% EL EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y T OpEx of Taxonomy eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) 566 46.96% 46.96% 0.00% 0.00% 0.00% 0.00% 0.00% (A.2) A. OpEx of Taxonomy eligible activities (A.1+A.2) 620 51.41% 51.41% 0.00% 0.00% 0.00% 0.00% 0.00% B. Taxonomy Non-eligible activities OpEx of Taxonomy non-eligible activities 586 48.59% TOTAL (A+B) 1,206 100.00%

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

229

GRI content index

Cemex has reported in accordance with the GRI Standards for the period January 1, 2023 to December 31, 2023.

For the Content Index – Essentials Service, GRI Services reviewed that the GRI content index has been presented in a way consistent with the requirements for reporting in accordance with the GRI Standards, and that the information in the index is clearly presented and accessible to the stakeholders. The service was performed on the English version of the report.

All pages refer to Cemex’s 2023 Integrated Report, unless otherwise stated.

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

Universal Standards

GRI 1: Foundation 2021

General disclosures

GRI 2: General Disclosures 2021	2-1	Organizational details.	p. 209 - Scope and Boundaries of this Report
	2-2	Entities included in the organization’s sustainability reporting.	p. 209 - Scope and Boundaries of this Report
	2-3	Reporting period, frequency and contact point.	p. 209 - Scope and Boundaries of this Report
	2-4	Restatements of information.	p. 209 - Scope and Boundaries of this Report
	2-5	External assurance.	p. 206 - Independent Limited Assurance Report on Key Indicators of Sustainability Performance
	2-6	Activities, value chain and other business relationships.	p. 8 - About Cemex p. 75 - Our Customers: The Center of Everything We Do p. 79 - Strengthening Our Communities How cement is made Suppliers
	2-7	Employees.	p. 66-67 - Our People: Our Competitive Advantage
	2-8	Workers who are not employees.	p. 67 - Our Global Workforce (percentage by type)
	2-9	Governance structure and composition.	p. 88-102 - Governance Investor Center

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

230

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

GRI 2: General Disclosures 2021	2-10	Nomination and selection of the highest governance body.

p. 89 - Our Board of Directors

20-F

• Item 6: Directors, Senior Management and Employees

Since 2022, each candidate to become a member of the Board of Directors has been elected in an individual manner.

	2-11	Chair of the highest governance body.	p. 89 - Our Board of Directors 20-F • Item 6: Directors, Senior Management and Employees
	2-12	Role of the highest governance body in overseeing the management of impacts.	p. 88 - Governance p. 89 - Our Board of Directors p. 97 - Board committees
	2-13	Delegation of responsibility for managing impacts.	p. 88 - Governance p. 89 - Our Board of Directors p. 98-100 - Executive Committee
	2-14	Role of the highest governance body in sustainability reporting.	p. 97 - Board Committees - Sustainability, Climate Action, Social Impact, and Diversity Committee
	2-15	Conflicts of interest.

p. 102 - Ethics and Compliance

p. 97 - Board Committees

p. 113 - Risk and Opportunity management: Regulatory and Compliance Requirements

20-F

• Item 7- Major Shareholders and Related Party Transactions

• Item16G- Corporate Governance

• Item 6: Directors, Senior Management and Employees

	2-16	Communication of critical concerns.	p. 107-109 - Risks and Opportunity management p. 102 - Ethics and Compliance
	2-17	Collective knowledge of the highest governance body.	p. 96 - Board of Directors Skills Matrix 20-F • Item 6: Directors, Senior Management and Employees
	2-18	Evaluation of the performance of the highest governance body.

Please refer to the following document for more information on the evaluations and self-evaluations process of the members of Cemex, S.A.B. de C.V.’s Board of Directors and each of its Committees.

https://www.cemex.com/documents/d/cemex/20-description-evaluations-and-self-evaluations

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

231

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

GRI 2: General Disclosures 2021	2-19	Remuneration policies.	p. 101 - Executive Compensation p. 124 - Notes to the consolidated financial statements 20-F • Item 6: Directors, Senior Management and Employees
	2-20	Process to determine remuneration.

p. 101 - Executive Compensation

20-F

• Item 6: Directors, Senior Management and Employees

• Item 5: Operating and Financial Review and Prospects

Cemex offers a competitive compensation package based on the responsibility level of the position, and it is designed considering the following: the representation of the labor markets in which a given Cemex Business Unit competes for talent; the data should be compiled from independent, professional, third party surveys; the data should include market base pay and total cash compensation of comparable companies.

	2-21	Annual total compensation ratio.	p. 201 - Non-Financial Information – Employee highest to median compensation ratio by region
	2-22	Statement on sustainable development strategy.	p. 4 - Letter to our Stakeholders p. 16 - Our Sustainability Targets
	2-23	Policy commitments.	Code of Ethics and Business Conduct Code of Conduct when doing Business with Us Human Rights Policy
	2-24	Embedding policy commitments.	p. 102 - Ethics and Compliance
	2-25	Processes to remediate negative impacts.

p. 213 - Stakeholder Engagement - Specific Communication Channels to Engage

p. 105 - Reporting and Investigations

p. 118 - Respect for Human Rights embedded in our business

p. 221 - Human Rights: Our Policies and Processes

p. 79 - Strengthening Our Communities

p. 215 - Communities: Our Engagement Process

p. 26 - Environmental Excellence

	2-26	Mechanisms for seeking advice and raising concerns.	p. 213 - Stakeholder Engagement - Specific Communication Channels to Engage p. 105 - Reporting and Investigations
	2-27	Compliance with laws and regulations.

p. 102 - Ethics and Compliance

p. 113 - Regulatory and Compliance Requirements

p. 180 - Notes to the Consolidated Financial Statements - Legal Proceedings

20-F

• Item 4: Information on the Company: Regulatory Matters and Legal Proceedings

• Item 18: Financial Statements

	2-28	Membership associations.	p. 55 - Memberships & Industry Associations Innovation & Partnerships

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

232

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

GRI 2: General Disclosures 2021	2-29	Approach to stakeholder engagement.

p. 59 - Engaging Our Stakeholders in What Matters Most

p. 213 - Stakeholder Engagement

p. 75 - Our Customers: The Center of Everything We Do

p. 80 - Creating Lasting Positive Social Impact - People

Cemex’s Net Promoter Score (NPS) for 2023 was 70

	2-30	Collective bargaining agreements.	p. 201 - Non-Financial Information, Employees covered by a collective bargaining agreement by region (%)

Material topics

GRI 3: Material Topics 2021	3-1	Process to determine material topics.	p. 211 - Cemex’s Materiality Assessment p. 209-210 - Scope and Boundaries of This Report
	3-2	List of material topics.

Cemex’s material topics include: Health and safety; Climate change and natural disasters; Customer relationship; Ethics and compliance; Talent attraction, retention and training; Employee well-being; Air emissions; Water preservation; Disclosure and transparency; Alternative fuels and raw materials; Electricity costs, efficiency, and sourcing; Circular economy and waste management; Sustainable products and solutions; Just Transition; Return on capital employed; Human Rights; Diversity, Equity and Inclusion; Biodiversity and ecosystem conservation and rehabilitation; Board composition and management; Resilient buildings and infrastructures; Digital enablement; Community engagement and development; Responsible sourcing; Sustainable corporate finance.

Return on Capital Employed

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 211-212 – Cemex’s Materiality Assessment p. 23 - Global Operations

GRI 201: Economic Performance 2016	201-1	Direct economic value generated and distributed.	p. 8 - About Cemex p. 18 - 2023 Financial Highlights p. 124 - Notes to Selected Consolidated Financial Information p. 205 - Direct Economic Impacts	Confidentiality constraints: economic value by region is considered strategic information	8.1, 8.2, 9.1, 9.4, 9.5
	201-2	Financial implications and other risks and opportunities due to climate change.	p 251-255 - Task Force on Climate-Related Financial Disclosures Response (TCFD) Position paper on climate change Cemex Carbon Disclosure Project submissions		13.1
	201-3	Defined benefit plan obligations and other retirement plans.	p. 164 - Pensions and other post-employment benefits Cemex strives to comply with minimum legal coverage requirements in all countries where we operate.
	201-4	Financial assistance received from government.	No significant financial assistance was received from any government. We are unaware of any government shareholders. However, one or more governments may be an investor in a fund that holds Cemex stocks or bonds; in that case, we don’t know such ownership to be material.

Community Engagement and Development

GRI 3: Material Topics 2021	3-3	Management of material topics.	Code of Ethics and Business Conduct

GRI 202: Market Presence 2016	202-1	Ratios of standard entry level wage by gender compared to local minimum wage.	p. 201 - Non-Financial Information, Cemex entry level vs. local minimum wage ratio by region		1.2, 5.1, 8.5	6
	202-2	Proportion of senior management hired from the local community.	p. 221 - Human Rights: Our Policies and Processes p. 79 - Strengthening Our Communities p. 201 - Non-Financial Information, Countries with practices to promote local hiring (%)		8.5	6

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

233

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

Community Engagement and Development

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 79-83 - Strengthening Our Communities p. 211- 212 - Cemex’s Materiality Assessment

GRI 203: Indirect Economic Impacts 2016	203-1	Infrastructure investments and services supported.	p. 47-51 - Investing in Innovation Inside & Out p. 79 - Strengthening Our Communities p. 215 - Communities: Our Engagement Process p. 83 - Global Volunteering p. 202 - Non-Financial Information- Social Impact		5.4, 9.1, 11.2	9
	203-2	Significant indirect economic impacts.

p. 79 - Strengthening Our Communities

p. 202 – Non-Financial Information - Social Impact

Cemex’s indirect economic impacts, particularly those resulting from community initiatives, contribute to international goals and policy agendas associated with health, affordable housing, education, and environmental sustainability

					1.2, 3.8, 8.2, 8.3, 8.5

Responsible Sourcing

GRI 3: Material Topics 2021	3.3	Management of material topics.	Code of Conduct when doing Business with Us https://www.cemex.com/documents/d/cemex/supplier-code-conduct-eng p. 211-212 - Cemex’s Materiality Assessment

GRI 204: Procurement Practices 2016	204-1	Proportion of spending on local suppliers.	p. 204 - Non-Financial Information - Purchases sourced from locally-based suppliers (%) We believe that local sourcing is, in and of itself, a sustainable business practice. It creates jobs, which in turn stimulate local economies, while developing new skills among local workers. Whenever feasible, we support small, locally based suppliers everywhere we operate. The definition of local supplier is specific to each country where we operate. The exact criteria used to select suppliers vary from country to country, but always includes cost, quality, and delivery time.		8.3

Ethics and Compliance

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 209 - Scope and boundaries of this Report p. 105-106 - Reporting and Investigations - ETHOSline Ethics and Compliance

GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption.	As part of the ETHOS organization’s responsibilities, enhanced monitoring is given to the most sensitive countries concerning corruption risks pertinent to the countries in which we operate. During 2023, our main standalone operations in terms of revenues were: the United States (low risk), France (low risk), United Kingdom (low risk), Israel (low risk), Germany (low risk), Spain (low risk) and the United Arab Emirates (low risk). We also operate in other countries of which some are medium risk (such as Poland, the Dominican Republic, Colombia, the Philippines, Mexico, Panama, Croatia, the Czech Republic, Jamaica, Trinidad and Tobago, among others), and high risk (such as Haiti, Guatemala and Nicaragua). This risk classification is based on Transparency International’s 2023 Corruption Perception Index. We believe Our Code of Ethics and Business Conduct reflects the requirements of the Sarbanes-Oxley Act of 2002 (SOX).		16.5	10

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

234

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

GRI 205: Anti-corruption 2016	205-2	Communication and training about anti-corruption policies and procedures.		p. 104 - Training on Business Ethics and Compliance Principles We use communication resources to distribute our Global Anti-Corruption Policy to all (100%) governance body members and employees. Regarding our business partners, supplier contracts include not only anti-bribery clauses, but also compliance declarations that cover anti-bribery matters.	16.5	10
	205-3	Confirmed incidents of corruption and actions taken.		There were no incidents that met the Foreign Corrupt Practices Act and UK Bribery Act standard for corruption, nor were any legal cases regarding corrupt practices by either our organization or our employees concluded during the reporting period. We continuously monitor our employee’s behavior and compel our employees to report any corruption acts through ETHOSline.

Ethics and Compliance

GRI 3: Material Topics 2021	3-3	Management of material topics.		p. 209 - Scope and boundaries of this Report p. 105-106 - Reporting and Investigations - ETHOSline Ethics and Compliance

GRI 206: Anti-competitive Behavior 2016	206-1	Legal actions for anti-competitive behavior, antitrust, and monopoly practices.

Grievances: Any relevant fines or non-compliance cases are included in:

p. 180 - Notes to the consolidated financial statements: 25) Legal proceedings

20-F

• Item 4: Information on the Company: Regulatory Matters and Legal Proceedings

Sustainable Products and Solutions

GRI 3: Material Topics 2021	3-3	Management of material topics.		p. 26-40 - Environmental Excellence

GRI 301: Materials 2016	301-1	Materials used by weight or volume.		Confidentiality constraints: this information is key for our business strategy.
	301-2	Recycled input materials used.		p. 30 - First-to-Market Products & Solutions with Sustainable Attributes p. 39 - Creating a Circular Economy Starts with Us p. 203 - Non-Financial Information, Waste management
	301-3	Reclaimed products and their packaging materials.		Not applicable: most of our cement production is sold in bulk without packaging. Concrete and aggregates do not require any packaging.

Electricity Costs, Efficiency, and Sourcing/ Alternative Fuels and Raw Materials

GRI 3: Material Topics 2021	3-3	Management of material topics.		p. 26-40 - Environmental Excellence

GRI 302: Energy 2016	302-1	Energy consumption within the organization.

p. 202 - Non-Financial Information, Carbon Strategy and Energy

p. 202 - Non-Financial Information, Carbon Strategy and Energy, Fuel Consumption

p. 202 - Non-Financial Information, Carbon Strategy and Energy, Power Consumption

See the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing

All units are available in the Cement CO2 and Energy Protocol, Version 3.1, CO2 Emissions and Energy Inventory

	302-2	Energy consumption outside of the organization.		Production of cement produces CO2 mostly from sources within the organization: combustion of fossil fuels during the calcination of limestone. Energy consumed outside of the organization is not an issue where we focus our strategy.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

235

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

GRI 302: Energy 2016	302-3	Energy intensity.

p. 202 - Non-Financial Information, Carbon Strategy and Energy

Ratio denominator: Kg of CO2/ton of cementitious product Types of energy included in the intensity ratio: Fuels

Coverage is 100% of Scope 1 emissions in our cement operations (corresponding to 99% of all our scope 1 emissions reported under the CDP).

	302-4	Reduction of energy consumption.

p. 202 - Non-Financial Information, Carbon Strategy and Energy

Energy included: Fuels and electricity used during the process of production. Baseline: 1990

All units are available in the Cement CO2 and Energy Protocol, Version 3.1, CO2 Emissions and Energy Inventory

	302-5	Reductions in energy requirements of products and services.	p. 30 - First-to-Market Products & Solutions with Sustainability Attributes p. 202 - Non-Financial Information, Carbon Strategy and Energy	Confidentiality constraints: Cemex has a number of products and solutions that result in energy savings, however this information is key for our business strategy.

Water Preservation

GRI 3: Material Topics 2021	3-3	Management of material topics.	Cemex Water Policy Cemex Environmental Policy Cemex Biodiversity Policy p. 41 - Water, Biodiversity, Air: Conserving Our Links to Nature

GRI 303: Water and Effluents 2018	303-1	Interactions with water as a shared resource.

p. 41-42 - Water, Biodiversity, Air: Conserving Our Links to Nature - Water

Cement manufacturing requires water for heavy equipment cooling, for exhaust gas conditioning and for other parts of the process. We are taking actions to offset our water footprint.

	303-2	Management of water discharge-related impacts.

p. 41-42 - Water, Biodiversity, Air: Conserving Our Links to Nature - Water

Cemex Water Policy

Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.

	303-3	Water withdrawal.

p. 41-42 - Water, Biodiversity, Air: Conserving Our Links to Nature- Water

p. 203 – Non-Financial Information, Water management

To report our water withdrawals by sources Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing. It also defines operational boundaries, four levels of accuracy for water measurement, guidance on how to report the information and recommendations for meter calibration and maintenance.

	303-4	Water discharge.

p. 41-42 - Water, Biodiversity, Air: Conserving Our Links to Nature- Water

p. 203 – Non-Financial Information, Water management

To report our water discharges by sources Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing and their definitions. It also defines operational boundaries, four levels of accuracy for water measurement, guidance on how to report the information and recommendations for meter calibration and maintenance.

	303-5	Water consumption.

p. 41-42 - Water, Biodiversity, Air: Conserving Our Links to Nature- Water

p. 203 - Non-Financial Information, Water management

Cemex complies with the

GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

236

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

Biodiversity and Ecosystem Conservation and Rehabilitation

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 43-45 – Water, Biodiversity, Air: Conserving Our Links to Nature- Biodiversity Cemex Biodiversity Policy

GRI 304: Biodiversity 2016	304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.	p. 43-45 - Water, Biodiversity, Air: Conserving Our Links to Nature- Biodiversity p. 204 - Non-Financial Information, Biodiversity Management
	304-2	Significant impacts of activities, products and services on biodiversity.	p. 43-45 - Water, Biodiversity, Air: Conserving Our Links to Nature- Biodiversity
	304-3	Habitats protected or restored.	p. 45 - Water, Biodiversity, Air: Conserving Our Links to Nature- El Carmen p. 204 - Non-Financial Information, Biodiversity Management
	304-4	IUCN Red List species and national conservation list species with habitats in areas affected by operations.	p. 43-45 - Water, Biodiversity, Air: Conserving Our Links to Nature- Biodiversity

Air Emissions/ Climate Change and Natural Disasters

GRI 3: Material Topics 2021	3-3	Management of material topics.

p. 46 - Air Quality

Position paper on climate change

Grievances: Any relevant fines or non-compliance cases are included in:

p. 180 - Notes to the consolidated financial statements: 25) Legal proceedings

GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions.	p. 202 - Non-Financial Information, Carbon strategy and energy, Scope 1 CO2 emissions (million tons) Absolute CO2 from biomass sources= 1.8 million t CO2 (including biomass content of mixed fuels) Base year: 1990 following best industry practices (e. g. CSI Protocol).
	305-2	Energy indirect (Scope 2) GHG emissions.

p. 202 - Non-Financial Information, Carbon strategy and energy, Scope 2 CO2 emissions (million tons) Base year: 1990 following best industry practices (e. g. CSI Protocol).

More information about our Scope 2 emissions can be found in our CDP submission: www.cdp.net

	305-3	Other indirect (Scope 3) GHG emissions.	p. 202 - Non-Financial Information, Carbon strategy and energy, Scope 3 CO2 emissions (million tons)
	305-4	GHG emissions intensity.

p. 202 – Non-Financial Information, Carbon Strategy and Energy

• Scope 1 specific gross CO2 emissions (kg CO2/ton of cementitious product)

• Scope 1 specific net CO2 emissions (kg CO2/ton of cementitious product)

• Scope 2 specific CO2 emissions (kgCO2/ton of cementitious product)

	305-5	Reduction of GHG emissions.

p. 33-38 - Climate Action Deeply Rooted in Our Operations

p. 202 - Non-Financial Information, Carbon Strategy and Energy

Gases Included: CO2, following the GHG Protocol and the WBCSD CSI Protocol (GCCA Cement CO2 and Energy Protocol, Version 3.1)

Base year: 1990 following best industry practices (e. g. CSI Protocol)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

237

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

GRI 305: Emissions 2016	305-6	Emissions of ozone-depleting substances (ODS).		Not applicable: Our business does not create significant emissions of ozone-depleting substances.
	305-7	Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions.

p. 46 - Air quality

p. 203 - Non-Financial Information, Air quality management

Cemex reports on the air emissions that the GCCA Guidelines for Emissions Monitoring and Reporting in the Cement Industry identifies as the most important from the on-site stationary sources we use in our processes. The standards used in the air emissions measurements depend on the legal requirements in each country.

Standards used also depend on the normal procedures used by the external companies performing the spot measurements. In the case of CEMs (Continuous Measurements), the equipment is maintained, operated, and calibrated according with the standards. Standards used for punctual measurements are EPA, ISO, and EN according to the pollutant and the country. In most cases EPA rules are used for sampling and EPA or ISO methods are used for the calculations at laboratory. All data reported in the stack emissions report is measured even continuously or spot.

Circular Economy and Waste Management

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 39-40 - Creating a circular economy starts with us

GRI 306: Waste 2020	306-1	Waste generation and significant waste- related impacts.

p. 8-11 – About Cemex

p. 39-40 - Creating a circular economy starts with us

In our waste reporting process, we record the volumes and end use/destination of kiln dust in our filters, bypass, cooler, and/or precipitator that is either re-used within the kiln system or when leaving the kiln system is subsequently re-cycled, recovered or disposed of as waste. We also record the volumes and end use/ destination of returned and waste ready-mix concrete.

	306-2	Management of significant waste-related impacts.

p. 39-40 - Creating a circular economy starts with us

p. 203 - Non-Financial Information, Waste management

Our reporting is based on the Directive 2008/98/EC of the European Parliament and of the Council of 19 November 2008 on waste, amended by the 2018 Directive. We have created a collection system to gather this information and we continue working on rolling out the definitions and methodology to collect this data by disposal method. Our internal Waste Guidelines and corresponding laws and regulations specify how we are to dispose of all waste. Our Guidelines distinguish between waste reused, waste recovered, waste recycled and waste that remains as is (disposed to landfill). From here, these waste streams are classified as hazardous or non-hazardous, disposed externally or internally, as defined by country regulations.

	306-3	Waste generated.	p. 203 - Non-Financial Information, Waste management
	306-4	Waste diverted from disposal.	p. 203 - Non-Financial Information, Waste management
	306-5	Waste directed to disposal.	p. 203 - Non-Financial Information, Waste management

Responsible Sourcing

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 84-86 - Supplier Relationships: Trust, Respect, Mutual Value Code of Conduct when doing Business with Us, Sourcing Approach

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

238

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

GRI 308: Supplier Environmental Assessment 2016	308-1	New suppliers that were screened using environmental criteria.

p. 84-86 - Supplier Relationships: Trust, Respect, Mutual Value

Our supplier Code of Conduct when doing Business with Us, takes into account issues like environmental and biodiversity engagement, ensuring basic labor conditions and promoting Health and Safety as a high priority, Strengthening Human Rights, and Enhancing Diversity and Equality.

	308-2	Negative environmental impacts in the supply chain and actions taken.

We have local initiatives to assess suppliers in each country. In 2023, 12 critical suppliers were identified to have potential impacts with issues related to the environmental topics. The relationship between none of those companies and Cemex was terminated, but they must carry out a remediation plan provided by the 3rd party evaluator, if said plan is not implemented it can be decided to terminate the relationship.

Talent Attraction, Retention, and Training

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 209 - Scope and Boundaries of this Report Cemex Human Rights Policy

GRI 401: Employment 2016	401-1	New employee hires and employee turnover.

p. 200 - Non-Financial Information, Our People, Workforce

p. 200 - Non-Financial Information, Our People, Employee Turnover (%)

p. 200 - Non-Financial Information, Our People, Employee Voluntary Turnover by gender (%)

p. 200 - Non-Financial Information, Our People, Employee Voluntary Turnover by age (%)

p. 200 - Non-Financial Information, Our People, Employee Involuntary Turnover by gender (%)

p. 200 - Non-Financial Information, Our People, Employee Involuntary Turnover by age (%)

	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees.

Number of Countries providing these benefits to Full-Time Employees:

Life Insurance 25, Health Care 27, Disability and invalidity coverage 23, Parental leave 25, Retirement Provision 23, Stock Ownership 16

Number of Countries providing these benefits to Part-Time Employees:

Life Insurance 6, Health Care 8, Disability and invalidity coverage 7, Parental leave 9, Retirement Provision 9, Stock Ownership 2

	401-3	Parental leave.

Information unavailable: maternity and paternal leave varies depending on local regulations within the countries where we operate on. We are working on the precision of the data required by this disclosure through internal sustainability surveys.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

239

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

Health and Safety/ Employee Well-Being

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 211-212 - Cemex’s Materiality Assessment p. 60-65 - Health and Safety: Strategic Priority #1 p. 200 – Non-Financial Information, Health and Safety

	403-1	Occupational health and safety management system	p. 60-65 - Health and Safety: Strategic Priority #1 Cemex implements a Health & Safety Management System on all sites that goes beyond local regulation and is based on the OHSAS 18001 standards.

	403-2	Hazard identification, risk assessment, and incident investigation

p. 60-65 - Health and Safety: Strategic Priority #1

Management of risk is a continuous process and the cornerstone of the Cemex H&S Management System. We constantly identify hazards and assess the risks associated with our activities. We take action to manage the risk and prevent or reduce the impact of potential incidents.

Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. Risk assessments and risk management/ control measures are documented and resulting actions implemented through local procedures. Risk assessments are reviewed and updated at specified intervals, as changes are planned or where there is any reason to believe they are no longer valid.

GRI 403: Occupational Health and Safety 2018	403-3	Occupational health services	p. 60-65 - Health and Safety: Strategic Priority #1 Health and Safety (H&S) specialists are appointed to assist management and others in the management of health and safety. H&S specialists possess formal, approved qualifications, are competent and have experience in Health and Safety disciplines. Non-Occupational related health checks are offered to all employees. Cemex Global Data Protection and Privacy Policy		8.8	6

	403-4	Worker participation, consultation, and communication on occupational health and safety

Senior Health & Safety and Executive Management are responsible for ensuring the Cemex HSMS is reviewed by the appropriate people at enough intervals. This evaluation shall include (but is not limited to) the review of policies, guidelines, standards, self-assessments, audit results and achievement of performance targets and objectives.

Outcomes of Management Reviews are communicated to employees through Central and Regional Management structures. Similarly, employees can use their management structures to provide feedback and suggestions for improvement. This information is considered by the relevant Management Committee and incorporated into scheduled HSMS reviews.

94% of the workforce is represented in formal joint management-worker health and safety committees. Health and Safety committees are managed at a local (country) level.

	403-5	Worker training on occupational health and safety

p. 61 - Fostering A Positive Health and Safety Culture

p. 62 - Training & Collaboration

Health & Safety Academy | Cemex University

Line Managers identify training needs and the competencies necessary for their employees to carry out their assigned work in a healthy and safe manner. Where high-risk tasks and occupations are identified, higher levels of training, awareness and competency shall be carried out. Training is evaluated to determine its effectiveness

	403-6	Promotion of worker health

p. 60-65 - Health and Safety: Strategic Priority #1

Operations implement proactive health and wellbeing programs and initiatives to encourage healthy living, both inside and outside of work. Health and wellbeing programs are reviewed against objectives to assess their effectiveness and to continually improve.

Cemex Global Data Protection and Privacy Policy

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

240

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships

p. 60-65 - Health and Safety: Strategic Priority #1

Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. Risk assessments and risk management/ control measures are clearly documented and resulting actions implemented through local procedures. Risk assessments are reviewed and updated at specified intervals, as changes are planned or where there is any reason to believe they are no longer valid.

	403-8	Workers covered by an occupational health and safety management system	p. 200 - Non-Financial Information, Health and Safety, Sites with a Health and Safety Management System implemented (%) Cemex implements its HSMS in all sites.

GRI 403: Occupational Health and Safety 2018	403-9	Work-related injuries

p. 60 - Our Zero4Life Commitment

p. 200 - Non-Financial Information, Health and Safety, Fatalities

p. 200 - Non-Financial Information, Health and Safety, Employee fatality rate

p. 200 - Non-Financial Information, Health and Safety, Lost time injuries (LTIs)

p. 200 - Non-Financial Information, Health and Safety, Lost time injury frequency rate (LTI FR)

Types of injury by employees: Another kind of accident - 1%; Contact with electricity or an electrical discharge - 2%; Contact with moving machinery or something being machined - 6%; Exposed to fire or heat - 2%; Exposure to an explosion - 1%; Fall from height - 2%; Hit against something fixed or stationary - 3%; Hit by moving, flying or falling object - 6%; Incidents involving moving vehicles - 2%; Injured whilst handling, lifting or carrying - 5%; Slip, trip or fall at same or uneven levels - 24%; Trapped by something collapsing - 2%

Types of injury by contractors: Another kind of accident - 3%; Contact with moving machinery or something being machined - 7%; Exposed to an explosion - 2%; Exposed to fire or heat - 1%; Fall from height - 6%; Hit against something fixed or stationary - 3%; Hit by moving, flying or falling object - 9%; Incidents involving moving vehicles - 8%; Injured whilst handling, lifting or carrying - 4%; Slip, trip or fall at same or uneven levels - 5%; Trapped by something collapsing - 1%

8.8

	403-10	Work-related ill health	Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. This includes but is not limited to Cemex Global Health and Safety Standards

Talent Attraction, Retention, and Training

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 66-70 - Our Competitive Advantage: Our People p. 211-212 - Cemex’s Materiality Assessment

GRI 404: Training and Education 2016	404-1	Average hours of training per year per employee	p. 202 - Non-Financial Information, Employee training by gender (average hours/year) p. 202 - Non-Financial Information, Employee training by position (average hours/year)		4.3, 4.4, 4.5, 5.1, 8.2, 8.5, 10.3	6

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

241

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

GRI 404: Training and Education 2016	404-2	Programs for upgrading employee skills and transition assistance programs

p. 70 - Cemex University Recognized for Learning Excellence

p. 216 - Cemex University Academies

https://cemexuniversity.com/

At Cemex we support our people in achieving their full potential by providing a comprehensive development offering including Health and Safety, Building Commercial Capabilities, and Leadership Development. Cemex development philosophy considers experiences as a cornerstone supported by coaching and traditional learning programs.

We have shared responsibility for development, the individual commitment to meet development objectives plus feedback and coaching provided from our supervisors and colleagues is considered key for our professional and personal growth.

Transition assistance programs are managed and implemented at the local level and are subjected to local regulations.

					8.2, 8.5
	404-3	Percentage of employees receiving regular performance and career development reviews	Online executives and employees have access to our Institutional Tool of Performance and Career development reviews. 73% received feedback of 2023 performance at the end of February 2024. The feedback process continues through March. Executives are entitled to an annual “Talent Review” process - 100% of the target audience were evaluated. Other employees and operators also receive regular performance and career development reviews but are not registered in a global tool; in these cases, managers are responsible for holding feedback and performance review sessions.	Legal prohibitions: information gathering and disclosure by gender or employee category is not permitted in some countries where we operate.	5.1, 8.5, 10.3	6

Diversity, Equity, and Inclusion

GRI 3: Material Topics 2021	3-3	Management of material topics	p. 211-212 - Cemex’s Materiality Assessment p. 105 - ETHOSline p. 118-121 - Respect Human Rights Embedded in Our Business Cemex Human Rights Policy

GRI 405: Diversity and Equal Opportunity 2016	405-1	Diversity of governance bodies and employees	p. 97 – Board Committees p. 200-201 – Non-Financial Information, Our people p. 71 - Our DEI Framework The Board of Directors is the highest governance body and has 13 members, 15.4% are women. The Executive Committee is composed of 10 members, 9 of whom are male; 1 is 40-50 years old and 10 are over 50; 6 are from Mexico, 3 from Spain and 2 from the United States		5.5, 8.5	6

	405-2	Ratio of basic salary and remuneration of women to men	p. 201 - Non-Financial Information, Women to men remuneration ratio by region p. 201 - Non-Financial Information, Women to men remuneration ratio by position These calculations include all countries where Cemex operates.		8.5, 10.3	6

Diversity, Equity, and Inclusion

GRI 3: Material Topics 2021	3-3	Management of material topics

p. 211-212 - Cemex’s Materiality Assessment

p. 71-74 - Building a Culture Where Everyone Belongs

p. 105 – ETHOSline

p. 118-121 - Respect Human Rights Embedded in Our Business

Code of Ethics and Business Conduct

Cemex Human Rights Policy

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

242

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

GRI 406: Non-discrimination 2016	406-1	Incidents of discrimination and corrective actions taken	p. 105 – ETHOSline ETHOS instances received 56 reports related to discrimination. For 12 of the reports, we were able to confirm that discrimination occurred, and 36 other accusations were false, 8 are still in process at the moment of this report. In all the reports received, measures are implemented and monitored by local ethics committees comprising high level executives from the local business unit.		5.1, 8.8	6

Human Rights

GRI 3: Material Topics 2021	3-3	Management of material topics	p. 211-212 - Cemex’s Materiality Assessment p. 118-121 - Respect Human Rights Embedded in Our Business Cemex Human Rights Policy

GRI 407: Freedom of Association and Collective Bargaining 2016	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	No material risks to freedom of association or collective bargaining were identified. p. 201 - Non-Financial Information - Employees covered by a collective bargaining agreement by region (%) Code of Conduct when doing Business with Us Sourcing Approach		8.8	3

Human Rights

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 105 – ETHOSline p. 118-121 - Respect Human Rights Embedded in Our Business Code of Ethics and Business Conduct Cemex Human Rights Policy

GRI 408: Child Labor 2016	408-1	Operations and suppliers at significant risk for incidents of child labor	No risks of this kind were identified. At Cemex we are strongly committed to protecting and respecting the rules regarding child labor in every country we operate. Our company policy is to only hire people who are 18 or older. Our selection and hiring process requires the presentation of government-issued identification, as well as a rigorous investigation of the person’s information. This process also extends to our contracted labor suppliers. Only in Brazil, it is required by law to hire minors for a learning program carried out by the government		8.7, 16.2	5

Human Rights

GRI 3: Material Topics 2021	3-3	Management of material topics

p. 211-212 - Cemex’s Materiality Assessment

p. 105 – ETHOSline

p. 118-121 - Respect Human Rights Embedded in Our Business

p. 209- Scope and Boundaries of this Report

Code of Ethics and Business Conduct

Cemex Human Rights Policy

GRI 409: Forced or Compulsory Labor 2016	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor	By policy, no person working in Cemex should be forced to perform hazardous tasks against their will or tasks that are detrimental to their health or well-being. We strive for our operations in every country to comply with the local laws and we take measures to prevent workers from falling into debt bondage through company loans. All our employees are free to leave the company anytime and we do not offer any benefit used as a leverage to force labor		8.7	4

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

243

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

Human Rights

GRI 3: Material Topics 2021	3-3	Management of material topics	p. 213- 214 – Stakeholder Engagement p. 105 - ETHOSline p. 118-121 - Respect Human Rights Embedded in Our Business

GRI 410: Security Practices 2016	410-1	Security personnel trained in human rights policies or procedures	Training sessions were conducted with employees regarding policies and procedures related to human rights, harassment and Code of Ethics. Part of this training goes to security personnel as we do not differentiate per type of employee while implementing our Human Rights training program.		16.1	1

Human Rights

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 105 - ETHOSline p. 118-121 - Respect Human Rights Embedded in our Business Cemex Human Rights Policy

GRI 411: Rights of Indigenous Peoples 2016	411-1	Incidents of violations involving rights of indigenous peoples	We are not aware that any violations involving rights of indigenous people have taken place in our operations.		2.3	1

Community Engagement and Development

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 211-212 - Cemex’s Materiality Assessment p. 213-214 - Stakeholder Engagement

GRI 413: Local Communities 2016	413-1	Operations with local community engagement, impact assessments, and development programs	p. 202 – Non-Financial Information - Social Impact
	413-2	Operations with significant actual and potential negative impacts on local communities	The company has not identified any operation with significant actual and potential negative impacts on local communities during the reporting year.

Responsible Sourcing

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 84-86 – Supplier Relationships: Trust, Respect, Mutual Value Code of Conduct when doing Business with Us Sourcing Approach

GRI 414: Supplier Social Assessment 2016	414-1	New suppliers that were screened using social criteria

p. 84-86 – Supplier Relationships: Trust, Respect, Mutual Value

Code of Conduct when doing Business with Us

Our Code of Conduct When Doing Business with Us, takes into account issues like environmental and biodiversity engagement, ensuring basic labor conditions and promoting Health and Safety as a high priority, Strengthening Human Rights, and Enhancing Diversity and Equality.

Additionally, we have local initiatives to assess suppliers in each country.

					5.2, 8.8, 16.1	2, 6
	414-2	Negative social impacts in the supply chain and actions taken	We have local initiatives to assess suppliers in each country. In 2023, 11 critical suppliers were identified to have potential impacts with issues related to social topics. The relationship between none of those companies and Cemex was terminated, but they must carry out a remediation plan provided by the 3rd party evaluator, if said plan is not implemented it can be decided to terminate the relationship.		5.2, 8.8, 16.1	2

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

244

GRI Standard	Disclosure		Page Reference and/or Direct Answers	Omissions	SDG Link	UNGC

Customer Relationship

GRI 3: Material Topics 2021	3-3	Management of material topics.

p. 211-212 - Cemex’s Materiality Assessment

H&S is considered in every phase of product development, from design to disposal. We are committed to abiding by all applicable legislation and H&S requirements when designing our products and have developed Material Safety Data Sheets that describe potential hazards and precautions to take when handling each of our products. Proud of our work, we promote a strong H&S culture.

GRI 416: Customer Health and Safety 2016	416-1	Assessment of the health and safety impacts of product and service categories	The H&S topics of all of our products are considered at all life cycle stages. We strive to consistently ensure that our products are safe to transport, store, handle, use and dispose of. However, some products may carry risks to people’s H&S if the proper precautions are not taken. To prevent such risks, we have compiled a range of product safety sheets which outline any main hazards and precautions that should be taken. For more information, local sales offices should be contacted

	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	Grievances: Any relevant fines or non-compliance cases are included in: p. 180 - Notes to the consolidated financial statements: 25) Legal Proceedings		16.3

Customer Relationship

GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 75-78 - Our Customers: The Center of Everything We Do

GRI 418: Customer Privacy 2016	418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	The company has not identified any substantiated complaint during the reporting year.

Disclosure and transparency

GRI 3: Material Topics 2021	3-3	Management of material topics	p. 88 - Governance Global Data Protection and Privacy Policy Global Policy for Third Parties Information Retention Policy

Just Transition

GRI 3: Material Topics 2021	3-3	Management of material topics	p. 56-57 - Our Path to a Just & Equitable Transition

Board composition and management

GRI 3: Material Topics 2021	3-3	Management of material topics	p. 89-97 - Our Board of Directors

Resilient buildings and infrastructures

GRI 3: Material Topics 2021	3-3	Management of material topics	p. 82-83 - Structures

Digital enablement

GRI 3: Material Topics 2021	3-3	Management of material topics	p. 70 - Cemex University Recognized for Learning Excellence p. 76 - A Tailored Learning Experience p. 77 - Digital First Customer Experience

Sustainable corporate finance

GRI 3: Material Topics 2021	3-3	Management of material topics	p. 21 – Sustainable Finance

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

▶  GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

245

   GRI content index

 appendix: non-material disclosures

Topics in the GRI Standards determined as not material

GRI Standard	Disclosure		Page Reference and/or Direct Answers	SDG Link	UNGC

Tax

	207-1	Approach to tax.	p. 25 - Other information

	207-2	Tax governance, control, and risk management.	p. 97 - Board Committees

GRI 207: Tax 2019	207-3	Stakeholder engagement and management of concerns related to tax.	p. 211-212 - Cemex’s Materiality Assessment p. 213-214 - Stakeholder Engagement

	207-4	Country-by-country reporting.	The tax reporting country-by-country is subject to confidentiality constraints.

Labor/Management Relations

GRI 402: Labor/Management Relations 2016	402-1	Minimum notice periods regarding operational changes	p. 201- Non-Financial Information, Our People, Notice to employees regarding operational changes (average days) Cemex provides an average notice period of 3 weeks. Even though, in some of the countries where we operate the law do not establish minimum days of notice period, Cemex looks for giving a fair treatment to their employees and in those situations where the staff reductions are required. We look to provide a reasonable time for transition. We regularly provide better severance package than the ones established by the law and in some countries and at certain levels we even support with other services, such as head hunting (relocation).	8.8	3

Public policy

GRI 415: Public Policy 2016	415-1	Political contributions	Financial and/or in-kind contributions to political parties, candidates proposed for election, public officials and/or related institutions are to be made in accordance with applicable laws and company policies.	16.5	10

Marketing and labeling

	417-1	Requirements for product and service information and labeling	At a local level, we make available to all our customers key information about our products, including key features, applications, safety precautions, information on how to use and store them, components, contents, and other information. The great majority of our products are sold in bulk without labeling or packaging.	12.8

GRI 417: Marketing and Labeling 2016	417-2	Incidents of non-compliance concerning product and service information and labeling	The company has not identified any material non-compliance with regulations and voluntary codes during the reporting year.	16.3

	417-3	Incidents of non-compliance concerning marketing communications	The company has not identified any material with regulations and voluntary codes during the reporting year.	16.3

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

▶  Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

246

Sustainability Accounting Standards

Board - Content Index

In 2019, we started reporting aligned to the Sustainability Accounting Standard Board (SASB) for the applicable industry-specific requirements. This content index is aligned with the most recent guidelines published in 2023 for the Construction Materials industry standard.

CM – Construction Materials Industry Standard

SASB Code	Definitions	Units	Reference

EM-CM-000.A	Production by major product line	Metric ton	p. 8-11 – About Cemex

Greenhouse Gas Emissions

EM-CM-110a.1.	Gross global Scope 1 emissions	Metric tons (t) CO2-e	p. 33-36 - Climate Action Deeply Rooted in Our Operations p. 202 - Non-Financial Information – Scope 1 CO2 emissions

EM-CM-110a.1.	Percentage covered under emissions-limiting regulations	Percentage (%)	p. 209-210 - Scope and Boundaries of this Report

EM-CM-110a.2.	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	n/a	p. 27-29 - Future in Action: Our Climate Action Strategy p. 33-36 - Climate Action Deeply Rooted in Our Operations

Air Quality

EM-CM-120a.1.	Air emissions: NOx, SOx, particulate matter (PM10)	ton/year	p. 46 - Water, Biodiversity, Air Quality: Conserving Our Links to Nature - Air Quality p. 203 - Non-Financial Information – Air Quality Management

Energy Management

	Total energy consumed	GWh	p. 37 - Climate Action Deeply Rooted in Our Operations - Scope 2: Clean Electricity

p. 202 - Non-Financial Information – Carbon Strategy and Energy

EM-CM-130a.1.	Percentage grid electricity	Percentage (%)	p. 202 - Non-Financial Information – Carbon Strategy and Energy

	Percentage alternative	Percentage (%)

	Percentage renewable	Percentage (%)

Water Management

	Total water withdrawn	Million m3	p. 41-42 – Water, Biodiversity, Air Quality: Conserving Our Links to Nature - Water

EM-CM-140a.1.	Total water consumed	Million m3	p. 203 - Non-Financial Information – Water Management

	Percentage of each in regions with High or Extremely High Baseline Water Stress	Percentage (%)

Waste Management

	Amount of waste generated	Thousand tons	p. 39-40 – Creating a Circular Economy Starts with Us

EM-CM-150a.1.	Percentage hazardous	Percentage (%)	p. 203 - Non-Financial Information – Waste Management

	Percentage recycled	Percentage (%)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

▶  Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

247

Biodiversity Impacts

EM-CM-160a.1.	Description of environmental management policies and practices for active sites	n/a	p. 43-45 – Water, Biodiversity, Air Quality: Conserving Our Links to Nature- Cemex Environmental Management System p. 204 - Non-Financial Information – Biodiversity Management
EM-CM-160a.2.	Terrestrial land area disturbed	Hectares (ha)
	Percentage of impacted area restored	Percentage (%)

Workforce Health & Safety

EM-CM-320a.1.	Total recordable incident rate (TRIR)	Rate	p. 60-65 - Health & Safety: Strategic Priority #1 p. 200 - Non-Financial Information – Health and Safety

Product Innovation

EM-CM-410a.1.	Percentage of products that qualify for credits in sustainable building design and construction certifications	Percentage (%)	p. 30-32 - First-to-Market Products & Solutions with Sustainable Attributes p. 202 - Non-Financial Information – Sustainable Construction

EM-CM-410a.2.	Total addressable market and share of market for products that reduce energy, water or material impacts during usage or production	Percentage (%)

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

248

Task Force on Climate-Related Financial Disclosure Response (TCFD)

We support the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which was established by the Financial Stability Board (FSB). TCFD recommendations provide a useful framework to increase transparency on climate-related risks and opportunities within financial markets and are an important step towards achieving the goals outlined in the Paris Agreement; and supporting the global transition to a low-carbon and climate-resilient economy.

1 As of December 31, 2023.

2 For more information on our Board of Directors’ expertise, please refer to the “Board of Directors’ Skill Set Connectivity in Managing Risk Factors” section in page 218 of our 2023 Integrated Report.

3 For more information about these Board-Level Committees, please refer to our latest annual report filed on Form 20-F.

Governance[1]

Disclose the organization’s governance around climate-related risks and opportunities.

a) Describe the board’s oversight of climate-related risks and opportunities.

Our Board of Directors is ultimately responsible for supervising the overall operation of our company and is composed of qualified executives[2] who provide appropriate oversight.

Chaired by Rogelio Zambrano, our Board of Directors consists of 13 directors, 10 of whom qualify as independent directors according to criteria specified under the Mexican Securities Markets Law[1]. During 2023, our Board of Directors met five times to discuss and consider on a wide range of relevant issues, including sustainability-related concerns and financial strategy, with a board meeting attendance of 100%.

Our Board Committees[3] include the Corporate Practices and Finance Committee, the Audit Committee, and the Sustainability, Climate Action, Social Impact and Diversity Committee.

The Sustainability, Climate Action, Social Impact and Diversity Committee provides board-level oversight of our Climate Action and CO2 Management Strategy. The members of the Sustainability, Climate Action, Social Impact and Diversity Committee are appointed by our shareholders. The Committee is currently comprised of four members of the Board of Directors, meets around four times a year, and is usually briefed by the Vice President of Global Sustainability. These briefings include in-depth reviews of previously defined topics as well as unforeseen recent developments that are considered material enough to be brought to the Board’s attention or that require guidance from the Sustainability, Climate Action, Social Impact and Diversity Committee. During 2023, the Committee met four times with a meeting attendance of 100%.

The main responsibilities of the Sustainability, Climate Action, Social Impact and Diversity Committee of the Board of Directors are:

●  Overseeing sustainability, social impact, and diversity policies, strategies, goals and programs.

●  Overseeing human rights policies, strategies and programs.

●  Evaluating the effectiveness of sustainability, climate action, social impact, and diversity programs, goals and initiatives.

●  Identifying the main risks concerning sustainability-related matters (including human rights) and overseeing mitigating actions.

●  Providing assistance to the Chief Executive Officer and senior management team regarding the strategic direction on sustainability and social responsibilities model.

●  Providing assistance to the Corporate Practices and Finance Committee as needed on diversity matters.

The President of the Sustainability, Climate Action, Social Impact and Diversity Committee is the primary responsible person for the oversight of the Climate Action Strategy in Cemex and is an independent member of our Board

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

249

TCFD (Continued)

of Directors. As a public company in Mexico and in the U.S., on March 26, 2020, Cemex, S.A.B. de C.V. held an ordinary general shareholders’ meeting in which the shareholders for the first time approved the appointment of the members of the Sustainability, Climate Action, Social Impact and Diversity Committee; that is, we have elevated the appointment of the members of the Committee from Board of Directors level to shareholder level. The responsibilities of the President of the Committee are set forth in the Committee role. Examples of the type of decisions the President makes are the implementation of Cemex’s Future in Action program and the revision and resources assurance of the CO2 Reduction Roadmap initiatives.

Our Future in Action program is our plan going forward that focuses on achieving sustainable excellence through climate action, circularity, and natural resource management, with the primary objective of achieving net-zero CO2 emissions across the company by 2050. As part of this program, Cemex is leveraging on the CO2 Reduction Roadmap, developed, and launched across all our cement sites to model and assess the carbon mitigation potential at each site, considering different factors. In 2022, Cemex validated its 2050 net-zero CO2 roadmap and its 2030 decarbonization goals under the Science-Based Targets initiative’s (SBTi) 1.5°C Scenario, becoming one of the first companies in the industry to do so.

In 2023, the Sustainability, Climate Action, Social Impact and Diversity Committee meetings included the following climate change related topics:

●  Review of key sustainability performance indicators (e.g., climate action, reduction of CO2 emissions, H&S, water and biodiversity, circular economy, social impact), of benchmarking with industry peers, and of Cemex’s ESG rankings and ratings.

●  Review of the 2023-2024 sustainability risk agenda.

●  Review of Cemex’s Future in Action performance during 2023 against updated 2025 and 2030 targets and improvement plans.

●  Definition of action plans focused on the development of the United Nations’ Sustainable Development Goals.

The Sustainability, Climate Action, Social Impact and Diversity Committee discussions in 2023 were enriching and led to valuable outcomes related to climate change, such as:

●  Record-breaking CO2 reduction in the last three years since the launch of the Future in Action program.

●  Historical company records in our use of alternative fuels and reduction in clinker factor.

●  First limited verification process by a third-party of our Scope 3 emissions targets.

●  Future in Action program and targets enhancement.

●  Deeper analysis of ESG risks and opportunities–especially climate-related.

●  Continued focus on disclosure compliance in respect of ESG-related matters.

●  Increase of clean electricity consumption.

●  Over 1,000 heavy-duty trucks powered with lower-carbon fuels as part of the transition strategy seeking to decarbonize the global fleet.

●  Become the first company in the cement industry to provide environmental impact information, including CO2 emissions, for its core products.

●  Update of our Sustainability-Linked Financing Framework and Green Financing Framework.

●  Construction of major air emissions online visualization tool.

●  Issued US$1 billion of our green subordinated notes with no fixed maturity, the net proceeds of which will be used to finance or refinance eligible green projects as per our Green Financing Framework. Some of these green projects involve climate-related initiatives.

b) Describe management’s role in assessing and managing climate-related risks and opportunities.

At the executive level, our CEO and members of our Executive Committee (ExCo) oversee the day-to-day operation of our company. They direct the implementation of our business strategy. On a monthly basis, the ExCo reviews progress and performance of our Future in Action program which includes our global climate action strategy and is focused on developing products and solutions with sustainable attributes such as products manufactured with less carbon emissions, and processes to become a net-zero CO2 company by 2050.

The Vice President of Global Sustainability, reporting directly to Cemex’s CEO, coordinates with the rest of the company and with departments directly related to the sustainability and climate change strategy and their contribution to the integration and completion of all the climate-related initiatives.

In addition, the Vice President of Global Sustainability coordinates the Sustainability function of the company, which includes the regional sustainability coordinators. The Vice President specifically oversees all cross-functions of the company (all business and all departments), and directly manages sustainability topics that are embedded throughout the organization.

The responsibilities of the management with respect to climate change include:

●  Monitoring the company’s performance in terms of CO2 emissions and related KPIs.

●  Monitoring of the company’s CO2 roadmap implementation and resources assurance for the execution of the reduction initiatives and presentation to the ExCo and Board for approval.

●  Coordination of the Future in Action program.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

250

TCFD (Continued)

●  Assessment of climate-related risks and opportunities together with Enterprise Risk Management function.

●  Climate-related targets definition and implementation and sustainability initiatives for approval by the Executive Committee and Board of Directors.

Link to remuneration

Cemex has established a consistent set of targets for achieving specific net CO2 emissions (kg CO2/ton of cementitious product) at regional, national, and plant levels, and these are linked to our publicly disclosed 2030 targets. These targets are a mandatory part of the performance evaluation for the CEO, Executive Committee members (regional level), and Country Managers (business unit level) and are transmitted in a top-to-bottom manner across the organization.

As part of this effort, all regional cement operations leaders and cement plant heads are required to assign at least 20% of their individual performance results weighting to the achievement of their specific CO2 emissions target as part of their variable compensation

Since 2022, and to strive for progress of our 2030 target, Cemex’s variable compensation plan includes a CO2 emissions component related to carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual variable compensation plan. Furthermore, in March 2022, the variable compensation plan was expanded to cover more than 4,500 executives.

*Enterprise Risk Management is included in the Vice Presidency of Corporate Affairs, Enterprise Risk Management and Social Impact

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

251

TCFD (Continued)

Strategy

Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning where such information is material.

a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.

Cemex’s definition of short-, medium-, and long-term horizons is as follows[4]:

4 Please note these definitions of short, medium, and long- term only apply to this exercise, particularly our assessment of climate-related risks and opportunities and should not be used for interpreting any other Cemex communication.

Cemex identifies and quantifies the impact of the main risks that affect the company according to our Enterprise Risk Management (ERM) guidelines for risk quantification, which were updated in 2022. These guidelines define five levels of financial risk impact (very low, low, medium, high and very high). “High and very high” impacts are defined as follows:

●  ‘High impact’ affects between 4% and 6% of global EBITDA, and ‘Very high impact’ affects more than 6% of global EBITDA. These risk impact levels are also defined for our business units based on the EBITDA or Operating Cash Flow (OCF) each business unit generates in relation to Cemex’s global EBITDA.

●  The ERM guidelines also define what a ‘high and very high’ risk impact means for other types of impacts (other than financial impacts, such as health & safety, operational, reputational, legal & compliance, and other strategic risks).

●  Affects a whole Region, regardless of its financial or strategic impact; or as per shareholder or Executive Committee request.

As part of our risk identification process, we evaluate their significance to be included in our risk type assessment.

The following is a brief description of some of the main short, medium, and long-term risk types faced by Cemex and mitigation strategies:

Risk Type	Time Horizon	Risk Description	Risk Management, Mitigation And Adaptation Actions

Transition Risks
Current regulation	Short	Several jurisdictions where Cemex have operations are currently subject to climate change-related legislation, including emissions trading systems (e.g., European Union, Mexico and California) and carbon taxes (e.g., Colombia, Mexico). Even small changes to e.g., free allocation of carbon allowances to our installations or overall scarcity of allowances or the level of taxes can have significant implications for Cemex.

We closely follow current developments and update our risk adjustment and strategy accordingly.

On a quarterly basis, the Cemex “CO2 Regulation Focus Group”, which is comprised of Public Affairs, Operations, and Sustainability members in each region, shares the insights from government relations teams and identifies risks in emerging regulations.

For example, in Mexico, we were in close collaboration with the Mexican government through CANACEM (a Mexican Cement Association) on the revision of the new ETS regulation during its trial period. We have adopted the same approach in all countries in our SCA&C region; carbon tax regulation vs. ETS has been analyzed in terms of emissions and economic impact of each scenario, and we are evaluating the impact of the potential ETS implementation in Colombia in the next 2-years.

Emerging regulation	Short

Cemex fully supports the implementation of the Paris Agreement and collaborates with governments worldwide to define and implement Nationally Determined Contributions (NDCs).

However, whether driven by such NDCs or otherwise, there is an increasing amount of climate-related regulation across the jurisdictions in which we operate. For example, the new Emissions Trading System (ETS) in Mexico has started in 2024, and it could have a material cost and administrative impact on our operations

Litigation	Short	Cemex is currently not subject to any climate change-related litigation, but the increasing attention and commitment of governments to implement climate-related policies and regulation, including in order to comply with NDCs, could evolve into more robust legislation and compliance requirements, meaning an increase in litigation or penalties risk.	The Cemex Legal department monitors on a quarterly basis all regulatory matters and legal proceedings that may pose a material risk to the company, including all those that may relate to climate change. After these regulatory matters and legal proceedings are identified, mitigation measures are taken to address material risks that may arise therefrom, and the Audit Committee of the Board of Directors is informed on a quarterly basis on developments relating to such matters and the progress of mitigation measures.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

252

TCFD (Continued)

Risk Type	Time Horizon	Risk Description	Risk Management, Mitigation And Adaptation Actions

Transition Risks

Reputation	Short	Currently, the key reputation risks are related to the perception of investors and NGOs, but in the future, it cannot be ruled out that customers will increasingly base their purchasing decisions on our reputation.

Cemex is in constant communication with its stakeholders to understand their views and expectations. This risk is monitored on a regular and coordinated basis by the Social Impact, Public Affairs, Sustainability, and Investor Relations areas. The most important channels in the context of climate change are:

●   Regular stakeholder surveys evaluating our image and materiality matrix.

●   Dialogue with the investment community (e.g., institutional investors, financial and sustainability analysts).

●   Review of external reports by, e.g., NGOs, authorities, or media.

Additionally, in order to mitigate reputational risk, Cemex is actively involved in industry associations in the jurisdictions where it operates, including the Global Cement and Concrete Association (GCCA), by which concrete is promoted as a suitable building material to adapt to climate change.

Market	Medium	The main impact on the market for our products is likely to result from regulation. The impact of market developments that are not driven by regulation is likely to be small in the short term, and changes are expected to occur very slowly. Nonetheless, Cemex has identified this risk as a key topic in the medium term. Types of market trends that are likely to become relevant in the medium term include demand for low-carbon products or products for increased energy efficiency of buildings, as is now being pursued, for instance, in the EU Taxonomy.

Cemex’s commercial department closely monitors the low-carbon product demand, while our R&D department constantly researches for innovative low-carbon solutions. Also, the demand trend is assessed and crossed to adapt facilities to the expected demand (e.g., lightweight concrete, fiber reinforced concrete) and linked to building solutions obligations imposed by regulations (e.g., adaptation of existing buildings to energy efficiency obligations in a local/country basis).

Cemex’s R&D department is continuously enhancing our solutions portfolio based on the increasing demand for more sustainable products. A recent example is Vertua®, a family of products with sustainable attributes that started with a range of concrete with a lower CO2 footprint which was launched in 2020 and which was available in all Cemex geographies from 2021.

Cemex’s fourth core business, Urbanization Solutions, also plays a key role in climate-related risk mitigation by aiming to generate sustainable alternatives for metropolises growth, provide the market with high-efficiency building solutions, and promote circular economy through enhanced waste management schemes for cities.

Also, through Cemex Ventures we aim to achieve an early detection, development, and commercialization and/or partnership with disruptive and revolutionary construction projects or companies.

Technology	Long	The development of emerging technologies is a key lever for Cemex to becoming a net-zero CO2 company by 2050. The inability to implement new technologies in some installations may reduce the future profitability of our operations.	Cemex has an R&D department evaluating and assessing new climate change-related technologies (proprietary or external) and a dedicated multidisciplinary team to evaluate new technologies in the market. Some of our R&D initiatives include new products such as low-CO2 clinker and Carbon Capture projects. Cemex works under the EU H2020 scheme and the EU Innovation Fund and is also collaborating with the National Petroleum Council (NPC) in the U.S. in respect of Carbon Capture, Utilization and Storage (CCUS) technologies, which can help us to manage transition risks.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

253

TCFD (Continued)

Physical Risks

Acute physical	Short	Extreme weather events such as tropical cyclones, could cause damage to the most exposed of our operations, as well as the disruption of our business continuity.

The assessment of acute physical climate risks is a constant task of Cemex’s Enterprise Risk Management (ERM) system; this includes both updating local emergency plans as well as the collaboration with insurers to understand the potential changes in insured risks. All geographies with natural-disaster high occurrence probability are identified, and the impacts are assessed in terms of production losses and reconstruction cost.

In order to mitigate acute physical risks, Cemex has a Business Continuity & Crisis Management (BC&CM) program that is a fundamental part of the Enterprise Risk Management (ERM) system. BC&CM includes training and drills, as well as protocols which are essential to our ability to respond to unexpected and operational risks with potential to disrupt business continuity, protecting people, surroundings, and operations. The program enables proactive and effective risk management response during a disruptive event by assisting business units (BUs) in safeguarding life, acting responsibly, and recovering business promptly, and therefore, aiming to reduce recovery time, cost of disruptions, legal and financial exposures and ultimately, to turn crises into opportunities. For more information on our BC&CM program, please visit page 109 in our 2023 Integrated Report.

Chronic physical	Medium	One of Cemex’s chronic physical risks that is being monitored is the water scarcity in the areas where we operate.

To assess the impact of the water scarcity chronic physical risk, Cemex evaluates the cost increase associated to other water sources or production losses.

A detailed assessment of all our sites has been executed to identify potential water scarcity using the World Resources Institute Aqueduct tools. Based on the resulting map, a 2030 target has been set to implement a Water Action Plan (WAP) in all those priority sites where high-risk water stress was identified. Additionally, water stress scenarios mapping has been developed for 2030 and 2040, and during 2021 Cemex implemented 2030 targets for freshwater withdrawals reduction in cement, aggregates, and ready-mix businesses.

After evaluating the different types of risks and opportunities, we perform a prioritization process according to their potential financial impact. In the following tables we provide a more detailed description of some of these specific risks and opportunities.

Climate-Related Risks	Description

Risk Type: Current Regulation

Primary Climate-Related Risk Driver: Carbon pricing mechanisms

Time Horizon: Short-term

Magnitude of Impact: High

Primary Potential Financial Impact: Increased direct costs

Likelihood: Likely

Cemex supports carbon pricing, particularly in the form of cap-and-trade, as the most effective and efficient means to combat climate change. However, it is essential that a pricing system is well designed, maintaining fair competition preserving both the industry and the climate effects if a carbon-leakage occurs; competition does not refer only to regulated and unregulated geographies, but also among potential substitute products (e.g., concrete vs. asphalt, timber, or steel). Cemex evaluates the risk of the transition to a carbon pricing regulation in those jurisdictions with a regulation already in place that could possibly evolve to a next phase/taxation scheme or those that have announced new regulation in the short-term. The current affected jurisdictions are (1) California (one cement plant within the scope) with a CCA carbon price average (2022-2030) of 45 USD/t. (2) All EU cement Operations (EUA 2023: 83.5 EUR/t - EUA 2030: 142 EUR/t - 2050: 200 EUR/t; UKA 2023: 53.6 GBP/ton - 2030 and 2050 aligned with EUA prices). (3) Colombia: tax on liquid and gas fossil fuels (Carbon tax Colombia 2023: 20,500 COP/ton of CO2 contained in liquid and gas fuels (e.g., gasoline: 169 COP/gallon). (4) Mexico: tax on fossil fuels in place (Petcoke tax 2023: 23.5827 MXN/petcoke ton). (5) Other geographies are monitored yearly.

To mitigate the impact of increasing the operating cost derived from strengthening the GHG (CO2) regulation and increasing the GHG pricing, in Cemex, we have our cement plant-by-plant CO2 Roadmap, which includes all the initiatives to reduce CO2 and needed to accomplish our 2030 targets. We have identified, evaluated, and prioritized close to 300 initiatives to be executed during this decade. In addition, Cemex also actively participates in developing CCUS (Carbon Capture Utilization and Storage) technologies as a long-term solution.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

254

TCFD (Continued)

Climate-Related Risks	Description

Risk Type: Acute Physical

Primary Climate-Related Risk Driver: Increased severity and frequency of extreme weather events such as cyclones and floods

Time Horizon: Short-term

Magnitude of Impact. Medium-high

Primary Potential Financial Impact: Increased capital expenditures

Likelihood: About as likely as not

Increased frequency and strength of tropical cyclones (and other extreme storms) can cause direct damage to our operations. All the operations are assessed by FM Global, our global insurer, and the Cemex Technical team under the Loss-Prevention Program (LPP). Derived from this assessment, we get the “Loss Expectancies-Property Damage,” the “Loss Expectancies-Time Element,” and the “remediation cost” to eliminate or mitigate the risk of physical damage due to an acute or chronic climate-related event. The “Loss Expectancies-Property Damage” evaluates the cost of the physical damage to equipment or infrastructure. The” Loss Expectancies-Time Element” evaluates the production loss and the cost derived from the activities to restore the original production. The Loss Expectancies are evaluated with the “total financial loss model” developed by FM Global, which effectively provides us with references to be considered regarding the value of any affected asset. The probability of occurrence of these natural hazards (flooding, windstorms, etc.) at a site is evaluated with the help of several proprietary maps of windstorms, flooding, and other available data such as seismic, wildfires, etc, built on information from the NASA, Research Centers, Universities, and other governmental, local sources mainly in the U.S. Additionally, to manage the physical risks (mainly for disruptive risks) Cemex takes a structured and homogeneous approach worldwide, through our Business Continuity & Crisis Management (BC&CM), as explained above.

Risk Type: Acute Physical

Primary Climate-Related Risk Driver: Increased severity and frequency of extreme weather events such as cyclones and floods

Time Horizon: Medium-term

Magnitude Of Impact: Medium-high

Primary Potential Financial Impact: Decreased revenues due to reduced production capacity

Likelihood: About as likely as not

Increased frequency and strength of tropical cyclones (as well as other extreme storms) can also cause loss of production in our operations due to the time to recover the plant to its original production before the event.

As commented above, all the operations are assessed by FM Global, our global insurer, and the Cemex Technical team to calculate the “Loss Expectancies-Time Element” and the “remediation cost” to eliminate or mitigate the risk of production loss due to an acute or chronic climate-related event, as extreme climate events can disrupt the supply of crucial inputs and product outputs. “The Loss Expectancies-Time Element,” evaluated with the “total financial loss model,” provides an estimation of the loss of production together with the cost expended during the time to recover the plant to its production levels prior to the event. Additionally, we have our BC&CMs to manage physical risks.

Climate-Related Opportunities	Description

Opportunity Type: Products and services

Primary Climate-Related Opportunity Driver: Development of new products or services through R&D and innovation

Time Horizon: Short-term

Magnitude of Impact: Medium

Primary Potential Financial Impact: Increased revenues resulting from increased demand for products and services

Likelihood: Likely

Cemex believes that concrete products, due to their versatility and robustness to build resilient infrastructure, can help combat and prevent the detrimental consequences of climate change by protecting people, property, and the environment, by providing the level of climate-proofing that could become mandatory as national building codes are revised to cope with more extreme weather events. Additionally, in the Net-Zero by 2050 scenario published by IEA, it was recognized that when economies are developing, the per capita cement and other materials demand tends to rise; during the last two decades, cement demand has grown by a factor of 2.4 in response to global economic and population expansion. It was also recognized that an increase in demand is foreseen for cement as it is required to build additional transport infrastructure (roads, cycles, cars, and trucks) and energy infrastructure (power plants and wind turbines) to adapt to new net-zero CO2 Scenarios. As Cemex has a high presence in markets in developing countries (South-Central America and the Caribbean, Mexico, Philippines, Egypt), it is likely that the demand for concrete products increases first to attend the societal growth needs and then due to the need of adapting buildings and infrastructure to expected effects of climate change, mainly in those geographies most exposed to extreme weather events, in our specific case, in Southern U.S., Latin America, and South-East Asia.

Our strategy to realize the opportunity presented by increased cement demand is to promote the benefit of innovative products and technologies. Through our Urbanization Solutions core business, Cemex capitalizes on its expertise in building materials to offer complementary solutions to solve the most pressing societal needs: resilient buildings and infrastructure appropriate for disaster relief, energy efficiency, and affordability.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

255

TCFD (Continued)

Climate-Related Opportunities	Description

Opportunity Type: Products and services

Primary Climate-Related Opportunity Driver: Development and/or expansion of low emission goods and services

Time Horizon: Short-medium term

Magnitude of Impact: High

Primary Potential Financial Impact: Increased revenues through access to new and emerging markets

Likelihood: Likely

Several studies have concluded that buildings are responsible for around 40% of global energy consumption and a similar percentage of GHG emissions. Therefore, it is crucial that the energy efficiency of buildings improves, and the most likely way to achieve this is via more stringent energy efficiency standards for buildings. This could open several opportunities for Cemex:

●   Significantly lowering the total energy consumption of buildings and helping to design the “sustainable cities of the future” would most likely require an increased replacement or refurbishment of existing buildings, which means more construction activity.

●   It is widely recognized that concrete’s thermal properties make it an excellent structural material for energy-efficient buildings in both cold and hot climates, implying that the consumption of concrete per unit is likely to increase under more stringent efficiency standards.

●   More stringent building codes are likely to foster the development of new materials and constructive solutions; this could give innovative companies like Cemex a competitive edge and could allow for higher margins on these already existing and new higher performance products being developed.

●   Cemex has also seen an increase in the demand for low-carbon products across different regions, as is the case of Vertua® lower carbon family of products, and other products with other sustainable attributes, like energy efficiency, water conservation, recycled materials and design optimization.

Opportunity Type: Energy source

Primary Climate-Related Opportunity Driver: Use of lower-emission sources of energy

Time Horizon: Medium-long term

Magnitude of Impact: Medium

Primary Potential Financial Impact: Reduced direct costs

Likelihood: Very likely

Both the environment and Cemex’s revenues can benefit from co-processing if the right waste management regulation is in place. It could enable the development of a profitable waste management business by, for instance, imposing taxes and bans on landfills. This could lead to an increase in the availability of alternative fuels at a lower cost and reduce CO2 emissions. The benefits of co-processing (switching from conventional fossil fuels to Alternative Fuels, mainly RDF (Refuse Derived Fuels)) are sometimes not widely understood in our areas of activity, especially in those regions with a lack of or low regulatory enforcement, like Latin America, Asia, and Africa and some areas in the USA, which are precisely the Cemex markets that are expected to be most positively impacted, as they are the ones with more opportunity to increase the Alternative Fuels rates at a lower fuel cost. Our operations in countries like Poland, where the waste directive and the appropriate economic instruments to develop profitable waste management business are fully in place, reach year over year alternative fuel substitution rates of 85%-95%, while Cemex’s 2023 average was 36.8%. To realize the opportunity to increase the use of lower-emissions sources of energy in our kilns, Cemex launched Regenera, a new business unit focused on circularity services. Regenera offers waste management solutions to private and public sectors, which include the reception, management, recycling, and coprocessing of different kinds of waste. The subsequent integration of processed waste into the cement and concrete manufacturing processes decreases the need for natural raw materials and fossil fuels for cement production. Additionally, we have other lines of action: (1) Contact the Local/Regional/National administrations to promote the implementation of the proper regulation, and (2) Promote co-processing in our communities and with our main stakeholders.

For further information related to our risks and opportunities, please refer to our CDP response, section C2. As soon as available, we expect to upload our CDP response with 2023 information to our company website.

b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.

The influence by area of climate-related risks and opportunities in Cemex’s business and strategy is presented below, alongside some cases that exemplify situations the company faced and how we responded to them.

Products and services

The company has already adapted to climate-related opportunities in that it has a strategy to commercialize products that support the low-carbon transition and value-added products globally. Cement and concrete already provide several important characteristics for a low-carbon transition, such as longevity, resistance, wide availability, among others. Nonetheless, there is still a significant potential for further developments to, e.g., decrease its embodied carbon, improve the insulating properties of concrete, further increase its strength, or implement smart functions to increase maintenance intervals and technical lifetimes. As one of the industry leaders, Cemex aims to continue to be at the forefront of these developments with the help of the company’s R&D department. Our Vertua® portfolio of products, such as our lower-carbon concrete, the industry-first net zero concrete, our lower-carbon cement, and other products with sustainability attributes such as energy efficiency, resource efficiency, and water conservation, were rapidly adopted by our customers across different geographies. To know more about our products and solutions with sustainable attributes, please refer to pages 30-32 in our 2023 Integrated Report.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

256

TCFD (Continued)

Situation	Cemex observed demand for lower-carbon products mainly in Europe and other countries like Colombia.
Task	Cemex aimed to offer a new lower-carbon range of concrete products to the market.
Action	In 2019, R&D developed an innovative geopolymer-based concrete achieving a footprint reduction of up to 70% compared to traditional structural concrete. The new product results from intensive research, becoming the first product available on the market with such characteristics. With the geopolymer-based concrete, Vertua® Ultra Zero, we developed Vertua® Classic and Vertua® Plus, reducing the emissions by 30% and 50%, compared to traditional structural concrete, respectively. Cemex also offers the customers the compensation of the remaining emissions, partnering with Climate Impact Partners in Europe and getting a Carbon Neutral Product certification.
Result

In early 2020 we successfully launched to the market the Vertua® lower-carbon concrete range, first in France, and then we rolled it out to UK, Germany, and Colombia. In 2022, we decided to extend the scope of Vertua® to include products and solutions developed by Cemex and with selected sustainability attributes already available in our portfolio. To this end we have set the goal of having Vertua® cement and ready-mix sales account for 50% of total sales by 2025. As of December 31, 2023. Vertua®, accounts for 56% of our total cement sales and 48% of our total concrete sales.

Supply chain and/or value chain

Climate change plays an increasingly important role in selecting suppliers, particularly for electrical energy, impacting Cemex’s short- and medium-term strategies. As a result, we have reduced our Scope 2 emissions in the last decade by sourcing electricity from renewable sources, getting 36% of our cement operations electricity consumption from clean electricity sources in 2023. The most prominent example was the development of the Eurus and Ventika I and II wind farms in Mexico with a combined capacity of more than 500 MW. In 2022, we enhanced our commitment by setting a target of reducing Scope 2 GHG emissions by 58% per ton of cementitious material by 2030 from a 2020 baseline. Additionally, we are also working on reducing our transport and logistics emissions through piloting electric vehicles into our ready-mix fleet, using renewable diesel, and implementing electromobility solutions. Please refer to page 37 of our 2023 Integrated Report for more information about these efforts.

Situation	Cemex analyzed the cement electricity supplies in late 2018 and evaluated the options to reduce our intensity and the cost-effectiveness of the alternatives.

Task	In 2022, we updated our clean electricity target for 2030 and designed a low-carbon transition plan for Scope 2. Our goal is to reduce our Scope 2 emissions by 58% from our 2020 baseline, emitting no more than 24 kgCO2 per ton of cementitious materials. This goal has been validated by SBTi.

Action	Cemex UK renewed its contract with Engie, an energy and services company, to supply 100% from renewable sources. Additionally, Cemex Poland entered into a long-term contract with Statkraft, a Norwegian-originated, largest producer of renewable energy in Europe, for the supply of green electricity from renewable sources.

Result	Since this contract in the UK started in late 2018, we have reduced our CO2 emissions by over 100,000 tons/year in our UK operations. In June 2021, this partnership was extended for three more years. In Poland, the operations have reduced their CO2 emissions by around 200,000 tons/year thanks to this renewable energy supply. As of December 2023, Cemex’s Scope 2 emissions were reduced 12% compared to our 2020 baseline.

Investment in R&D

Cemex aims achieve net-zero CO2 emissions across the company by 2050, and R&D investment is a key player in the company’s short, medium, and long-term strategies for all our cement and concrete operations worldwide.

According to different studies, like the IEA-CSI Technology Roadmap 2018 and IEA Net-Zero by 2050, one of the major contributors for reducing our emissions and achieving carbon neutrality will be the capture and storage or utilization of CO2 emitted from our processes. The role and relevance of Cemex’s Global R&D department working through an open innovation platform in which it partners and collaborates with start-ups, universities, other industry players and entities from other industries is now essential, as well as the participation of Cemex Ventures in the research of low-carbon solutions offered by companies and start-ups, like the agreement we signed with Carbon Clean, a global leader in low-cost CO2 amine-based capture technology. As a result, Cemex is now participating in more than 220 innovation projects. Additionally, to build this portfolio, Cemex is tapping into and expects to continue to tap government funding in Europe and the United States, where there are well established programs to foster innovation in the green technologies of the future. Cemex continues to pursue its strategy in the different markets where we operate.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

257

TCFD (Continued)

Operations

Under the umbrella of our Future in Action program, Cemex elaborated a very comprehensive low carbon transition plan for a short and medium-term time horizon. We have developed a detailed roadmap site by site with specific actions to achieve our 2030 Scope 1 and Scope 2 targets by implementing different technical measures, like increasing the use of alternative fuels, particularly biomass, upgrading technology assets like our a new kiln in Poland, increasing the use of clinker substitutes or changing portfolio products to more added cements mainly in SCA&C (South-Central America and the Caribbean), Mexico and USA, where the swap to Type I-L cements has been deployed during the past three years. Cemex also adopted some organizational measures such as awareness-raising, monitoring, and reporting of emissions, and an extensive use of our proprietary carbon footprint tool. To reinforce this commitment, all the operations set an annual emissions reduction goal and a portion of their compensation is linked to the achievement of this goal. Since 2022, Cemex’s variable compensation plan has a new CO2 emissions component related to carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual variable compensation plan. Our CEO, senior management, and approximately 4,500 executives are eligible for the variable compensation plan.

Internal Carbon Pricing

Since 2020, Cemex designed a methodology to implement an internal carbon price as a shadow price with the primary objective of driving low-carbon investments and changing internal behaviors, reflecting a cost for CO2 emissions that simulates a scenario in which all our sites in the world operate under an emission trading system (ETS). Every year, we update the price of carbon according to the latest EU ETS average price forecast from a ten analysts’ report (83.5 EUR/t for 2023 and 142 EUR/t for 2030; UKA 2023: 53.6 GBP/ton), which also includes UK ETS price forecast. California market price increased based on Analyst’s Best Estimate used for California operation (33 USD/t in 2023, 28 USD/t in 2022 and 48 USD/t in 2030). A carbon floor price is used for non-regulated countries outside EU and California (22 USD/ton in 2023, 20 USD/ton in 2022 and 36 USD/t in 2030). These forecasts are used in all our business units, allowing managers to make operational and investment decisions taking into consideration the impact of CO2 emissions on their present and future financial performance.

Influence on different areas of financial planning:

Influenced Financial Planning Element	Description

Revenues

Revenues are mainly affected by the increase in sales expected for the new resilient and lower carbon products. The impact on our revenues has already been noted. However, we notice that as soon as our customers understand the magnitude and importance of having a lower carbon footprint and product life cycle assessment, the opportunity could be even more significant. Therefore, our R&D is constantly adapting our product portfolio to meet customer and society’s needs.

To factor these opportunities into our financial planning process, we consider that our Vertua® portfolio of products has a medium impact. We estimate the sales increase expected annually and calculate the associated revenues.

Direct and indirect costs

The operating cost (direct and indirect) is already being impacted by changes in regulations that increase operating production costs, mainly in European cement operations and in California. We include this operating cost increase effect within the OCF (Operating Cash Flow) forecast in the short term (5 Year Business Plan) and moreover, considering the OCF impact in the middle term by simulating the already known rules of Phase IV (in EU and California) and the mitigation actions we are carrying out to reduce the impact (CO2 Roadmap).

Another impact on the financial planning costs is the Alternative Fuels strategy when the price lowers or is expected to lower. We find new alternative fuel opportunities in very specific areas (UK) with a 5% cost decrease compared to previous contracts. The impact of this lever is still low, and it is just affecting some EU operations (mainly UK and Poland), but we are including the potential effect in the middle term financial planning process (5 Year Business Plan, which is updated annually and every time a relevant change arises).

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

258

TCFD (Continued)

Influenced Financial Planning Element	Description
Capital allocation and expenditures

Capital allocation and expenditures have an important role for all identified risks and all identified opportunities, so it is factored within our financial planning process with a high impact. While climate change-related risks and opportunities are relevant for all kinds of capital, the main areas where they factor into the Cemex planning process are the following:

●   Financial capital: Systematic consideration of costs induced by GHG regulation (e.g., taxes, the cost for purchase of allowances) in the evaluation of investment projects; general stress testing of our mid-term financial planning by applying an internal carbon price according to the latest projection on the market price in Europe per metric ton of CO2 (average price) and a sensitivity analysis with different prices to evaluate the robustness of the investment.

●   Human capital: Increasingly stronger focus on climate change-related topics (e.g., R&D into low-carbon technologies and products); further development of climate management and related processes; investigation of the life-cycle impact of our products and services; transparent communication around the company’s carbon strategy, performance, and advantages of our products and services.

●   Natural capital: Evaluation of mineral deposits for raw materials for low-carbon products; evaluation of projects to grow biomass as an alternative fuel; evaluation of carbon offset generation.

Acquisitions and divestments

Relevant climate-related risks and opportunities are analytically integrated into the evaluation of acquisitions and divestments. The impact depends on the size of the transaction but may range from low impact to being a substantial part of the overall value; as a systematic approach, climate-related risk is generally considered in our acquisition and divestment planning process, factored with a high impact magnitude. For instance, we announced the temporary closure of two operations in Spain in 2018 and one in the UK in 2020. One of the drivers to take this decision was the higher specific emissions of these operations, as there was a production cost increase expected there in the long term.

Access to capital

The access to capital is an opportunity that is already affecting our operations with a medium impact, and we have foreseen a potential to become a high impact risk. Investors, particularly institutional ones, increasingly consider climate-related risks and opportunities in the evaluation of their portfolios. Cemex maintains an open and transparent dialogue with all interested investors, informing them about the company’s strategy and performance. Additionally, during 2023, Cemex updated the Green Financing Framework, and the Sustainability-linked Framework, in line with ambitious 2030 decarbonization targets and aligns our corporate sustainability commitments to our financial strategy as part of our Future in Action Program. Additionally, we get subsidies in the context of the EU “Innovation Funds” to support our new R&D technologies, and we were granted too with DOE (US) funding for innovation.

c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.

Cemex assesses the resilience of its medium and long-term climate strategy with different climate scenarios. Until 2020, we used as reference the RCP-IPCC (RCP 8.5, RCP 4.5, RCP 2.6, RCP 1.9); the 2DS (IEA-CSI Cement Low-Carbon Technology Roadmap 2018); and B2DS of the IEA-Energy Technology Perspectives 2017 (ETP2017) climate-related scenarios.

In early 2021, we updated the reference scenarios to the latest ones developed by IEA, the World Energy Outlook 2020, and revisited them in October 2021, when the World Energy Outlook 2021 was published and the underlying assumptions on macro-drivers, policies and techno-economic inputs were adjusted.

The transition scenarios included in the evaluation of our strategy resiliency are the Stated Policies Scenario (STEPS), the Sustainable Development Scenario (SDS), and the Net Zero emissions by 2050 Scenario (NZE).

The worst-case temperature scenario considered is the RCP 8.5, which assumes that current trends in greenhouse gas emissions will continue without any major mitigation efforts, as it considers high population growth, an intensive use of fossil-fuels and a limited technological change without significant global climate policy efforts. The SDS and NZE are also considered to evaluate the resiliency of our strategy, as more restrictive transitional scenario.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

259

TCFD (Continued)

Scenario Name	No Policy Action	Stated Policies	Sustainable Development	Net Zero Emissions By 2050
Short name - external reference scenario	RCP 8.5	STEPS	SDS	NZE
Temperature range (2030-2050- 2100): (Confidence level: 50%)	(1.5°C – 2.0°C – 4.3°C)	(1.5°C – 2.0°C – 2.6°C)	(1.5°C - 1.7°C – 1.6°C)	(1.5°C - 1.5°C - 1.4°C)
Reference temperature scenario	Exceed 4°C Scenario / RCP 8.5 / SSP5.8.5	> 2~~°~~C Scenario/ RCP 4.55 / SSP2-4.5	Well Below 2°C/ RCP 2.65 / SSP1-2.6	Net-Zero emissions by 2050 - 1.5°C / RCP 1.95 / SSP1-1.9
Source	IPCC 5th Assessment Report / IPCC 6th Assessment Report	IEA - Energy Outlook 2021 / IPCC 5th Assessment Report5 / IPCC 6th Assessment Report	IEA - Energy Outlook 2021 / IPCC 5th Assessment Report5 / IPCC 6th Assessment Report	IEA - Energy Outlook 2021 / IPCC 5th Assessment Report5 / IPCC 6th Assessment Report

Relevant Underlying Assumptions
Industry policies and incentives to technology development	Lack of global GHG policies and regulations.

Different measures depending on the geography. EU: New Industrial Strategy and country-level spending on green industry pilots, circular economy and hydrogen. U.S.: Investments from a Department of Energy program to decarbonize manufacturing. LATAM: No incentives, except in Brazil.

			In all geographies, policies to support increasing deployment of CCUS and hydrogen, to support circular economy, enhanced minimum energy performance standards by 2025 for electric motors and mandatory energy audits.	Relies on a much more rapid pace of technology innovation than has typically been achieved in the past and at a competitive cost. Most new clean technologies in heavy industry demonstrated at scale in 2030 and more than 90% of heavy industrial production is low emissions in 2050.
Building sector policies	NA

Different measures depending on the geography. EU: Country- level incentives for renovation and appliance upgrades, new building codes, and clean heating incentives and investment. Egypt: minimum performance standards for incandescent lamps. U.S.: Updated minimum energy performance standards.

LATAM: no building policies in place but for Argentina.

			Mandatory energy conservation building codes, including net- zero emissions requirement for all new buildings by 2030 at the latest.	Universal energy access and all new buildings are zero carbon-ready and 85% of all buildings are zero carbon-ready in 2050.
Carbon price (IEA reference) USD/ton	NA	EU: 2030: 65 / 2040: 75 / 2050:90 Colombia, Mexico: 2030: 15 / 2040: 20 / 2050: 30 US: Price only in California.	Advanced economies: 2030: 120 / 2040: 170 / 2050: 200 Colombia and Mexico with NZ pledge: 2030: 40 / 2040: 110 / 2050: 160	Advanced economies: 2030: 130 / 2040: 205 / 2050: 250 Developing economies: 2030:15 / 2040: 35 / 2050: 55
Cement demand and demand of low carbon products	No demand for lower-carbon products. Cement demand increases to build infrastructure adapted to the dramatic effects of climate change (floods, droughts...)	CAAGR: +0.7 in 2030 and -0.2 in 2050 Lower-carbon products demand increase +0.1	CAAGR: +0.7 in 2030 and -0.4 in 2050 Lower-carbon products demand increase +0.2	CAAGR: -0.20 in 2030 and -0.3 in 2050 Lower-carbon products demand increase +0.5

5 The corresponding RCP (Representative Concentration Pathways) scenarios of the IPCC 5th Assessment Report have been used for physical risk assessment of each transition scenario.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

260

 TCFD (Continued)

Impact of the Risk is the company’s exposure to the specific risk. Impact of the Opportunity is the capitalization the company can have on the opportunity.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

261

TCFD (Continued)

The results of the analysis confirm that Cemex’s carbon strategy is in general robust. Cemex is aware that climate action is the biggest challenge of our times. With the Future in Action program, we remain committed to becoming a net-zero CO2 company by 2050. However, we acknowledge the societal and environmental challenges, risks, and opportunities that could potentially arise based in the different climate-scenarios assessed. Our climate strategy remains aligned with the most ambitious NZE scenario and the relevant parameters considered for this assessment, such as the increase in demand for lower-carbon products and services and access to competitive energy sources which contribute to our carbon reduction strategy. Cemex remains committed to providing products and services that address sustainability-related concerns to our customers and to maintaining an alignment to the most ambitious efforts related to a net-zero scenario by 2050.

We will continue working to achieve 2030 target of reducing our net specific CO2 emissions by 47% compared to our 1990 baseline.

In 2022, Cemex validated its 2050 net-zero CO2 roadmap and its 2030 decarbonization goals under the Science-Based Targets initiative’s (SBTi) recently announced 1.5~~°~~C Scenario.

Also, Cemex expects to continue investing in research and development to deliver innovative building materials and solutions to build climate-smart urban projects, sustainable buildings, and climate-resilient infrastructures, while capitalizing on CX Ventures, Urbanization Solutions, and strategic partnerships.

We remain committed to identifying and investing in new technologies needed to achieve our 2050 target, and we expect it will be strengthened in the most carbon-constrained scenarios.

Risk Management

Disclose how the organization identifies, assesses and manages climate-related risks.

a)  Describe the organization’s processes for identifying and assessing climate-related risks.

b) Describe the organization’s processes for managing climate-related risks.

c)  Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.

Cemex’s Risk Management Process

At Cemex, identifying, assessing, discussing, mitigating, and monitoring risks and opportunities is part of the Enterprise Risk Management (ERM) system,

an integral process that considers all types of potential risks and opportunities, including climate-related ones that could impact the company’s strategic objectives. The ERM and the Sustainability functions have primary responsibility for assessing climate-related risks and opportunities.

Our ERM system is established at country, regional and global levels following a ‘bottom-up’ and ‘top-down’ strategy that allows information flow across the organization and supports better and informed decision making. An Enterprise Risk & Opportunity Agenda is developed at least twice a year, and it is presented to the Executive Committee and to the Board of Directors for its insight and approval. This agenda includes Sustainability, ESG, and climate-related risks and opportunities also managed within the ERM system.

A sustainability specialist focuses on regulatory and other risks (such as reputational or market), whereas physical risks related to climate change (e.g., increased probability of flooding, potential interruptions of the supply chain) are covered by regional and local representatives. In addition, the Sustainability expert in the ERM network collaborates with regional and local sustainability staff to monitor and analyze corresponding developments.

Through its Sustainability, Climate Action, Social Impact and Diversity Committee, the Board of Directors oversees and discusses in detail the climate-related risks and opportunities previously identified in the Global Risk Agenda. These risks and opportunities are included in the Sustainability Risk & Opportunity Agenda.

The following is an example of how this process is applied to a transitional risk. One of the most important risks identified is the transition to a new carbon regulation or an update of an existing carbon regulation.

1.  Risk Identification: Sustainability and ERM monitor the status of each country regarding carbon regulation. Different situations exist: some countries are already regulated, and the regulation could evolve in the short-term (e.g., European Union and California); in other countries, there is a short-term plan to implement a new carbon regulation (e.g., Mexico); and in some other countries, there is no short-term risk, but a medium or long-term is considered.

2.  Risk Assessment: The financial impact of the transitional risk is evaluated in terms of CO2 and cost, and the goal is to minimize this impact.

3.  Risk Discussion: Cemex launched Future in Action program to address climate action and has developed the cement site-by-site plan “Cemex CO2 Roadmap”, to identify and list all of the carbon reduction initiatives specific for each site regardless of carbon regulation in place. The plan has to be tracked, and the resources ensured for full implementation.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

262

TCFD (Continued)

4.  Risk Mitigation: After the implementation of all the identified initiatives, the financial impact can be significantly reduced by close to 20% and we achieved a 33% reduction in CO2 emissions vs our 1990 baseline.

The following is an example of how the described process is applied to a physical risk, which is the increase of extreme storm events that can disrupt the supply of crucial inputs.

1.  Risk Identification: Increased frequency and strength of tropical storms and hurricanes can cause a disruption in supply to our operations. The ERM function selects those operations with a higher probability of an extreme event happening, based mainly on historical events derived from climate change patterns.

2.  Risk Assessment: The physical risk is evaluated to identify all potential impacts that could limit Cemex from achieving strategic objectives.

3.  Risk Discussion: To manage the risk, the ERM function takes a structured and homogeneous global approach by requesting a Business Continuity & Crisis Management (BC&CM) to minimize the potential impact of a disruptive event in our businesses. Under the scope of the BC&CM, a business recovery plan is implemented in each identified site, and it enables the continuity and recovery of operations. ERM develops recovery strategies for PREPSI (People, Resources, Equipment, Premises, Suppliers, and Information). The loss of PREPSI is considered in two stages: operational continuity (by temporarily continuing to provide the goods or services agreed with our customers) and a return to business as usual (recovering business back to normal levels of operation).

4.  Risk Mitigation: The result of the implementation of BC&CMP is the reduction of the impact of an extreme event, as we decrease the recovery time of the affected operation by, for instance, increasing the supplies inventories or identifying a backup supply.

Risk and Opportunity Management Process at Cemex

Our risk and opportunity management process is an ongoing systematic approach present in corporate, regions, countries, and operational business units. It is a proactive, preventive, and corrective approach to address all potential risks and identify opportunities. There is coordination with the Sustainability function and the climate action strategy of the company.

Our risk management process adheres to international best practices from the Risk Management Society (RIMS) and Business Continuity Institute (BCI) and is compliant with ISO 31000:2018-Risk management standards and ISO 22300:2018-Business continuity management systems.

Risk & Opportunities Management Process

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

263

TCFD (Continued)

Metrics and Targets

Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

a)  Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks

GHG Emissions	2021	2022	2023

Absolute gross CO2 emissions (million tons)[1]	38.1	35.3	32.5

Absolute net CO2 emissions (million tons)[1]	35.2	31.9	29.0

Scope 1 specific gross CO2 emissions (kg CO2 /ton of cementitious product)[1]	639	621	603

Scope 1 specific net CO2 emissions (kg CO2 /ton of cementitious product)[1]	591	562	541

Reduction in CO2 emissions per ton of cementitious product from 1990 baseline (%)	26.2	29.9	32.6

Scope 1 CO2 emissions (million tons)[2]	39.0	36.2	33.3

Scope 2 CO2 emissions (million tons)	3.7	3.1	2.9

Scope 3 CO2 emissions (million tons)[3]	17.5	17.8	16.4

CO2 emissions intensity per US$ of revenue (Scope 1 + 2) (kg CO2/US$)	2.9	2.5	2.1

CO2 avoided emissions (million tons)	10.2	11.2	11.6

CO2 emissions from biogenic carbon (million tons)[1]	1.8	1.9	1.8

Scope of emissions covered by an ETS/carbon taxation regime (% Scope 1)[2]	34	32	30

Alternative Raw Materials & Waste Management	2021	2022	2023

Clinker Factor (Cementitious) (%)	75.2	73.7	72.3

Alternative raw material rate (%)[4]	11.0	11.6	12.7

Total waste sent for disposal (thousand tons)[5]	405	400	826.5

Total waste-derived sources managed (million tons)[6]	22.9	26.8	27.9

Ratio of own waste recycled vs. sent for disposal	95	94	87

Water Management[7]	2021	2022	2023

Total water withdrawals by source (million m3)	57.2	58.7	52.5

Total water discharge by destination (million m3)	15.6	18.5	14.1

Total water consumption (million m3)	41.6	40.3	38.4

Specific water consumption: Cement (l/ton)	255	265	255

Specific water consumption: Ready-mix (l/m3)	238	232	233

Specific water consumption: Aggregates (l/ton)	132	123	135

Sites with water recycling systems (%)	82	82	87

Energy Consumption	2021	2022	2023

Specific heat consumption (MJ/ton clinker)	4,023	4,063	4,110

Specific power consumption (kWh/ton cem)	122	123	124

Fuel Consumption (TJ)	186,927	177,017	165,960

Power Consumption (GWh)	7,583	7,252	7,031

Total Energy Consumption (GWh)	59,507	56,424	53,131

Primary Fuels (%)	70.8	65.0	63.2

Petroleum coke	44.7	37.1	41.6

Coal	18.5	18.8	12.1

Fuel oil + Diesel	1.1	3.0	2.0

Natural gas	6.5	6.1	7.5

Alternative Fuels (%)	29.2	35.0	36.8

Fossil-based waste	18.5	23.0	25.0

Biomass waste	10.7	12.0	11.8

Power consumption from clean energy in cement (%)[8]	30	33	36

1  Calculation according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing.

2  Starting 2022, figure includes emissions from Cemex-owned road transport fleet. 2021 values have been recalculated and updated accordingly.

3  Starting 2022, all categories of Scope 3 are included. 2021 figures have been recalculated and adjusted accordingly.

4  Calculation according to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing.

5  Internal update of waste categorization.

6  Figure includes non-recyclable waste consumed in our operations as alternative raw material and fuel, alternative/ secondary aggregates, own recycled material in our main businesses and other waste managed by the company.

7  Classification according to GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.

8  Our definition of clean energy includes renewable energy sources such as solar, wind, hydro and biomass, together with power generated from waste heat recovery systems.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

▶  Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

264

TCFD (Continued)

c)  Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.

Cemex has updated and publicly announced its 2030 target of a 47% reduction in CO2 per ton of cementitious material, for which we developed a CO2 roadmap including specific reduction initiatives for each cement site, identifying the necessary resources (CAPEX) and calendar for their implementation. Each region monitors monthly its site-by-site plan to strive to comply with its implementation and resources allocation.

Our 2050 net-zero CO2 roadmap and its 2030 decarbonization goals have been validated under the Science-Based Targets initiative’s (SBTi) recently announced 1.5°C Scenario.

Specific Net CO2 Emissions (kg CO2/ton of cementitious product)

Climate-related Targets	2023 Performance	2030 Targets	2050 Target
Kg. of CO2/ ton cementitious material	541	< 430	Net-zero CO2 emissions across the company.
(Reduction from 1990 baseline)	-33%	-47%
Alternative fuels (%)	36.8	55
Clinker factor (%)	72.3	68
Clean electricity consumption in cement (%)	36	65

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

▶  Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

265

terms we use

Financial

American Depositary Shares (ADSs). A means for non-U.S.-based corporations to list their ordinary equity on an American stock exchange. Denominated in U.S. dollars, they confer full rights of ownership to the corporation’s underlying shares, which are held on deposit by a custodian bank in the company’s home country or territory. In relation to Cemex, Citibank, N.A. is the depositary of Cemex’s ADSs and each ADS represents 10 CPOs. The Cemex ADSs are listed on the New York Stock Exchange.

EBITDA. Means Operating EBITDA: Operating earnings before other expenses, net plus depreciation and operating amortization.

Free cash flow. Cemex defines it as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

IFRS. International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Maintenance capital expenditures. Investments incurred with the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt. Total debt (debt plus financial leases) minus cash and cash equivalents.

Ordinary Participation Certificates (CPOs). Issued under the terms of a CPO Trust Agreement governed by Mexican law and represent two of Cemex’s series A shares and one of Cemex’s series B shares. This instrument is listed on the Mexican Stock Exchange.

pp. Percentage points.

Prices. All reference to pricing initiatives, price increases or decreases, refer to our prices for our products

Sales: When referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues of the company as reported in the financial statements.

SG&A expenses. Selling and administrative expenses.

Strategic capital expenditures. Investments incurred to increase the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Total debt plus other financial obligations. Cemex defines it as current and non-current debt plus liabilities secured with account receivables and leases. It is not a GAAP measure.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating accounts payable.

Industry

Aggregates. are inert granular materials, such as stone, sand, and gravel, which are obtained from land-based sources (mainly quarries) or by dredging marine deposits. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two metric tons of gravel and sand.

Blended cement Blended types of cement (or blended cements) are composed of a reduced amount of clinker blended with supplementary cementitious materials (SCMs) that have the same strength, resilience, and durability performance as traditional cement and the subsequently produced concrete.

Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray Portland cement.

Fly ash is a combustion residue from power plants that can be used as a non-clinker cementitious material.

Gray Portland cement is a hydraulic binding agent with a composition by weight of at least 95% clinker and up to 5% of minor component (usually calcium sulfate). Blended Portland cement has lower clinker factor, usually below 90% which results in lower carbon emissions. Both traditional and blended Portland cement, when mixed with aggregates and water, produces concrete or mortar.

Installed capacity is the theoretical annual production capacity of a plant; whereas effective capacity is a plant’s actual optimal annual production capacity, which can be 10–20% less than installed capacity.

Metric ton is the equivalent of 1.102 short tons.

Petroleum coke (pet coke) is a byproduct of the oil refining process that can be incorporated into the cement production process as fuel, in substitution of fossil fuels such as natural gas or coal.

Pozzolana is a fine, sandy volcanic ash.

Ready-mix concrete is a mixture of cement, aggregates, and water.

Slag is the byproduct of smelting ore to purify metals.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

▶  Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

266

cautionary statement

  regarding forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” ‘would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” ‘target,” “strategy,” “intend,” “aimed” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, Cemex’s expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances, and assumptions about future events. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise). Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. Some of the risks, uncertainties, assumptions and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference. Such factors also include, but are not limited to:

●   changes in Mexico’s or other countries’, in which we operate, general economic, political and social conditions, including new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, consumer confidence and the liquidity of the financial and capital markets;

●   the cyclical activity of the construction sector and reduced construction activity in our end markets;

●   our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors;

●   volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans;

●   changes in spending levels for residential and commercial construction;

●   the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

●   any impact of not maintaining investment grade debt rating on our cost of capital and on the cost of the products and services we purchase;

●   availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation;

●   our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers;

●   competition in the markets in which we offer our products and services;

●   the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses;

●   our ability to secure and permit aggregates reserves in strategically located areas;

●   the timing and amount of federal, state and local funding for infrastructure;

●   changes in our effective tax rate;

●   our ability to comply and implement technologies that aim to reduce CO2 emissions in jurisdictions with carbon regulations in place;

●   the legal and regulatory environment, including environmental, energy, tax, antitrust, human rights and labor welfare, acquisition-related rules and regulations;

●   the effects of currency fluctuations on our results of operations and financial conditions;

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

▶  Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

267

●   our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations;

●   adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by government and regulatory agencies;

●   our ability to protect our reputation;

●   our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy’s goals;

●   the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches;

●   climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials;

●   trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement;

●   availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials;

●   labor shortages and constraints;

●   our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations;

●   our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities;

●   terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East;

●   the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services;

●   changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

●   the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit;

●   declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and,

●   natural disasters and other unforeseen events (including global health hazards such as COVID-19).

Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are not yet proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates in which they are made. You should read this report and carefully consider the risks, uncertainties, and other factors that may affect our business and operations. The information contained in this report speaks only as of the date of this report and is subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this report, whether to reflect any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise. You should review future reports we file with the U.S. Securities and Exchange Commission (the “SEC”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data, including, but not limited to, data regarding the production, distribution, marketing, and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases refer to Cemex’s prices for its products. We generated some of this data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources that were available as of the date of this report. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

This report includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

Important Notice

Caution about environmental, social and governance (ESG) and sustainability related data, metrics, and methodologies.

The information in this report includes non-financial metrics, estimates or other information that are subject to significant measurement uncertainties, which may include the methodology, collection and verification of data, various estimates and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

▶  Cautionary Statement Regarding Forward-Looking Statements

    Investor, Media, and Sustainability Info

268

The preparation of certain information in this report requires the application of a number of key judgments, assumptions and estimates, including with respect to the concept of sustainability.

The reported measures in this report reflect good faith estimates, assumptions and judgments at the given point in time. There is a risk that these judgments, estimates or assumptions may subsequently prove to be incorrect and/ or may need to be restated or changed.

Sustainability reporting is not yet subject to the same globally recognized or accepted reporting or accounting principles and rules as traditional financial reporting. Accordingly, there is a lack of commonly accepted reporting practices for us to follow or align to and ESG measures between organizations in our industry may be non-comparable.

In addition, the maturity of underlying data, systems and controls that support non-financial reporting is generally considerably less sophisticated than the systems and internal controls for financial reporting and it also includes manual processes. This may result in non-comparable information between organizations and between reporting periods within organizations as methodologies develop. The further development of accounting and/or reporting standards could materially impact the performance metrics, data points and targets contained in this report and the reader may therefore not be able to compare performance metrics, data points or targets from one reporting period to another, on a direct like-for-like basis.

We plan to continue to enhance our methodology and processes to improve the robustness of our ESG reporting over time.

Caution about the lack of definitions or standards.

There is currently no single globally recognized or accepted, consistent and comparable set of definitions or standards (legal, regulatory or otherwise) of, nor widespread cross-market consensus (a) as to what constitutes, a ‘green’, ‘social’ or ‘sustainable’ or having equivalent-labelled activity, product or asset; or (b) as to what precise attributes are required for a particular activity, product or asset to be defined as ‘green’, ‘social’ or ‘sustainable’ or such other equivalent label; or (c) as to climate and sustainable activities and their classification and reporting.

Therefore, there is little certainty, and no assurance or representation is given that such activities and / or reporting of those activities will meet any present or future expectations or requirements for describing or classifying our activities as ‘green’, ‘social’ or ‘sustainable’ or attributing similar labels.

We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

Caution about forward-looking ESG or sustainability statements in this report.

Certain sections in this report contain ESG or sustainability related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections and targets and other metrics, including but not limited to:

climate and emissions, Business and Human Rights (BHR), corporate governance, R&D and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ambitions when finalized.

There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, including, without limitation: (a) the extent and pace of climate change, including the timing and manifestation of physical and transition risks, (b) the macroeconomic environment; (c) uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies; (d) the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to mitigate the impact of climate and sustainability-related risks; (e) changes in customer behavior and demand, changes in the available technology for mitigation; (f) the roll-out of low carbon infrastructure; (g) the availability of accurate, verifiable, reliable, consistent and comparable climate-related data; (h) lack of transparency and comparability of climate-related forward-looking methodologies; (i) variation in approaches and outcomes – variations in methodologies may lead to under or overestimates, and consequently present exaggerated indication of climate-related risk; and (j) reliance on assumptions and future uncertainty (calculations of forward-looking metrics are complex and require many methodological choices and assumptions).

Accordingly, undue reliance should not be placed on these statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations.

There can be no assurance that these standards, practices, requirements and expectations will not be interpreted differently than our understanding when defining its sustainability related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

No offer of securities or investment.

The information, statements and opinions contained in this report do not constitute a public offer under any applicable legislation, an offer to sell or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments. This report, the information, statements and disclosure included in this report are not formally part of any offering documents and are not contractually binding.

Cemex 2023 Integrated Report

CONTENTS

1. SETTING THE PACE

2. DEMONSTRATING COMMITMENT THROUGH ACTION

3. AN EXCEPTIONAL PERFORMANCE

4. ENVIRONMENTAL EXCELLENCE

5. ENGAGING OUR STAKEHOLDERS

6. LEADING WITH INTEGRITY

7. APPENDIX

    Our Performance in Detail

    Selected Consolidated Financial Information

    Financial Information

    Non-Financial Information

    Scope and Boundaries of This Report

    Cemex’s Materiality Assessment

    Stakeholder Engagement

    Governance and Policies

    EU Taxonomy

    GRI Content Index

    Sustainability Accounting Standards Board Response (SASB)

    Task Force on Climate-related Financial Disclosure Response (TCFD)

    Terms We Use

    Cautionary Statement Regarding Forward-Looking Statements

▶  Investor, Media, and Sustainability Info

269

  investor, media and sustainability

     information

Exchange Listings

Bolsa Mexicana de Valores (BMV)

Mexico

Ticker Symbol: CEMEXCPO

Listed securities: CPO

(representing two Series A shares and one Series B share)

New York Stock Exchange (NYSE)

United States

Ticker symbol: CX

Listed securities: ADS

(each ADS representing 10 CPOs)

©2024 CEMEX S.A.B DE C.V. All rights reserved.

Contact and Feedback

Corporate Communications and Public Affairs

corporate.communications@cemex.com

Media Relations Contact

mr@cemex.com

Phone: +52 (81) 8888-4327

Investor Relations Contact

ir@cemex.com

From the US: 1 877 7CX NYSE

From other countries: +1 (212) 317-6000

Sustainability Contact

sd@cemex.com

Headquarters

Cemex, S.A.B. de C.V.

Av. Ricardo Margain Zozaya 325

66265, San Pedro Garza Garcia, Nuevo Leon Mexico

Phone: +52 (81) 8888-8888

www.cemex.com

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facebook.com/cemex

instagram.com/cemex

youtube.com/cemex

Cemex 2023 Integrated Report